
06012219

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raiffeison International Bank-Holding AG

*CURRENT ADDRESS Am Stadtpark 9
1030 Vienna
Austria

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34958 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mm
DAT : 4/4/06

ANNEX A.3

Annual Report 2004

RECEIVED
2006 MAR 28 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34958
AR/S
12-31-04


Raiffeisen
INTERNATIONAL
Member of RZB Group

Survey of key data

Raiffeisen International Group Monetary values are in €mn	**2004**	**Change**	**2003**	**2002**	**2001**
Income Statement					
Net interest income after provisioning	668.2	40.4%	476.1	344.2	249.8
Net commission income	298.1	39.9%	213.1	134.5	79.6
Trading profit	220.9	(8.6%)	241.6	199.7	173.2
General administrative expenses	(823.3)	25.0%	(658.6)	(510.4)	(356.6)
Profit before tax	342.2	23.7%	276.7	175.3	159.8
Profit after tax	271.3	19.3%	227.4	136.0	127.1
Consolidated profit	210.9	18.0%	178.7	103.5	93.7
Balance Sheet					
Loans and advances to banks	4,779	35.8%	3,521	2,719	2,708
Loans and advances to customers	16,242	38.7%	11,707	8,240	5,897
Deposits from banks	6,620	24.4%	5,320	2,909	2,584
Deposits from customers	18,169	50.4%	12,083	9,365	7,137
Equity (incl. minorities and profit)	2,177	57.9%	1,379	1,145	881
Balance-sheet total	28,907	44.1%	20,063	14,381	11,473
Regulatory information					
Basis of assessment (inkl. market risk)	19,638	53.4%	12,802	9,283	6,342
Total own funds	2,360	61.3%	1,463	1,071	793
Own funds requirement	1,571	53.4%	1,024	743	507
Excess cover	50.2%	7.4 PP	42.8%	44.2%	56.3%
Core capital ratio	10.1%	0.7 PP	9.4%	9.8%	11.2%
Own funds ratio	12.0%	0.6 PP	11.4%	11.5%	12.5%
Performance					
Return on equity (ROE) before tax	22.3%	(1.8PP)	24.1%	19.9%	24.4%
Return on equity (ROE) after tax	17.7%	(2.1 PP)	19.8%	15.4%	19.4%
Consolidated return on equity	17.2%	(2.2 PP)	19.4%	13.8%	18.6%
Cost/income ratio	63.4%	(1.3 PP)	64.7%	70.3%	66.5%
Earnings per share in €	3.89	0.32	3.57	2.07	1.87
Return on assets (ROA) before tax	1.41%	(0.20 PP)	1.61%	1.36%	1.74%
Net provisioning ratio (risk-weighted assets)	0.70%	0.02 PP	0.68%	0.53%	0.23%
Risk/earnings ratio	17.08%	1.54 PP	15.54%	12.58%	5.43%
Resources					
Number of staff on balance-sheet date	22,851	24.3%	18,386	13,478	11,352
of which in Central Europe	8,697	11.5%	7,799	6,613	5,517
of which in Southeastern Europe	10,292	42.1%	7,241	6,149	5,333
Business outlets	916	26.9%	722	604	494

Contents

Preface by the Chairman of the Managing Board



Dear Sir or Madam,

2004 was a financial year of both external and internal changes for *Raiffeisen International.* There is no need to reiterate what the European Union's enlargement in May meant to the people and economies of Central and Eastern Europe (CEE). For *Raiffeisen International,* EU enlargement was the political confirmation of a path we chose a long time ago. Five of *Raiffeisen International's Network Banks* – in the Czech Republic, Hungary, Poland, Slovakia and Slovenia – have been a part of the EU since those countries' historical accession. Even if that has led to stiffer competition, the benefits predominate. For instance, risk assessments have changed.

The internal "highlights" during the year under review included a new co-owner, the setting up of autonomous corporate structures and, above all, a turnaround in our *Retail Customers* segment. At the same time, vigorous local and regional expansion and our rapid growth of previous years continued. Nonetheless, the Group's earning power was sustained. Overall, we and the Group's members took another big step closer to realizing our shared vision of becoming the leading banking group in Central and Eastern Europe.

Raiffeisen International opened up another market on its extensive map, namely Albania, in April 2004. The takeover of *Banka e Kursimeve* was not just the biggest privatization in Albanian history. It also turned us into the country's market leader virtually overnight. The bank's new name – *Raiffeisen Bank* – will help it more effectively fulfil its pioneering and innovating role. In Kazakhstan, we took over *RZB*'s 12.8 per cent stake in *Bank TuranAlem*, which it had held since 2001. Our interest in Kazakhstan's second-largest bank has given us a foot in the door for the future penetration of Central Asian markets.

An unprecedented development took place in the autumn of 2004 when, for the first time, institutions that are not part of the Austrian *Raiffeisen Banking Group* acquired stakes in *Raiffeisen International.* The new co-owners are the *European Bank for Reconstruction and Development* and the *International Finance Corporation.* Both are long-standing allies of the *RZB* Group. Their focus is on the emerging markets and Central and Eastern Europe. They acquired their stakes of € 100 million each in the course of a capital increase.

We began developing the *Retail Customers* segment in 1999, having defined retail customers and small and medium-sized enterprises as a high-growth and attractive target group. Massive enlargement of sales and distribution networks was needed to succeed in this customer segment. Even so, despite the high investment outlay that was necessary, the segment reached break-even in 2004. The rapid growth in the Group's customer base was just as pleasing as the segment's turnaround. Having had 3.2 million customers at year-end 2003, *Raiffeisen International* already had nearly 5 million at the end of 2004. The increase was largely organic, underscoring both the amount of catching up to be done in these customer categories and the likelihood that rapid growth will continue.

All Group management functions were consolidated under the umbrella of *Raiffeisen International* during 2004. The Group acts autonomously but in close collaboration with its majority shareholder *RZB*. During the preparations for a possible IPO, great importance has been attached to ensuring that *Raiffeisen International* can stand firmly on its own feet, satisfying an important requirement on the part of the capital markets and prospective investors. New structures have been created, new staff have been hired and managing board remits have been defined and assigned. *Raiffeisen International*'s equity participations are now managed by nearly one hundred employees working in Vienna.

Raiffeisen International continued to grow rapidly in 2004, resulting in a 44.1 per cent increase in the Group's balance-sheet total. Besides taking place from what was already a high level, growth has significantly and consistently outstripped average rates of growth in the market as a whole. However, we do not target growth at any price. It is just as important for us to keep profitability high. Our return on equity of over 20 per cent was among the best of any bank operating in Central and Eastern Europe. Despite the rapid expansion I have described, we managed to cut our cost/income ratio to just over 63 per cent, reflecting the Group's strict cost management processes and lucrative commercial foundations.

Our principal goals for 2005 will once again be to grow more rapidly than the market as a whole, to win new market shares and to increase or at least sustain our high return on equity. Among other things, we will be doing so against the background of a possible IPO and the significant change in shareholder structure that would result.

On behalf of myself and my colleagues in the Managing Board, I would like to thank the customers of our Group units and those who do business with them for the trust they have placed in *Raiffeisen International*. I would also like to thank our shareholders for their support and willingness to help open up the Group so as to ensure its continued vigorous growth. My special thanks also go out to the Group's employees, who now number nearly 23,000. Our successes during the year ended would have been impossible without their dedication. We look forward to continuing together on our successful shared path in 2005.

Herbert Stepic

The Managing Board of Raiffeisen International



Heinz Wiedner, Peter Lennkh, Martin Grüll, Herbert Stepic, Aris Bogdaneris, Rainer Franz

Herbert Stepic

Remits: Communications, Human Resources, Internal Audit, Legal & Compliance, Management Secretariat, Strategy & Acquisitions.
Born in 1946; read Commercial Science at the Vienna University of Economics and Business Administration. Joined *RZB* in 1973, where he set up and developed the *Raiffeisen Foreign Trade Service*; was also Managing Director of trading house *F.J. Elsner & Co*; member of the Managing Board of *RZB* since 1987 and Deputy to the CEO since 1995; also Chairman of the Managing Board and Chief Executive Officer (CEO) of *Raiffeisen International* since 14 June 2001.

Martin Grüll

Remits: Corporate Risk Management, Group Controlling & Accounting, Investor Relations, Network Asset & Liability Management, Retail Risk Management, Treasury Coordination.
Born in 1959; read Commercial Science at the Vienna University of Economics and Business Administration. Joined *RZB* in 1982 to work in the International Finance Division; held a number of senior positions at *RZB* from 1988 to 1998, most recently as head of the International Corporate Customers Division; then held senior positions at *Bank Austria Creditanstalt*, most recently as Head of Division with responsibility for Central and Eastern Europe; Managing Board member and Chief Financial Officer (CFO) of *Raiffeisen International* since 3 January 2005.

Aris Bogdaneris

Remits: Cards, Consumer Banking, Product Development & Branding, SME Banking.
Born in 1963; read International Economics and International Relations at Johns Hopkins University, Washington D.C. *Joined Citicorp North America*, Toronto, in 1988; joined *ABN Amro Corporate Finance*, Budapest, in 1992; joined *General Electric Company*, USA, in 1995; member of the managing board of *Budapest Bank* from 1998 to 2004 and deputy to the CEO from 2001; member of the Managing Board of *Raiffeisen International* since 1 October 2004.

Rainer Franz

Remits: Executive Development & Training.
Born in 1943; read Commercial Science at the Vienna University of Economics and Business Administration. From 1972, senior positions in various areas of credit business at *Chase Manhattan Bank* in New York, Tokyo, Hong Kong and Manila; head of the Singapore and Hong Kong branches of *DG Bank*, Frankfurt/Main, from 1979 to 1986; Managing Director of the *Commercial Bank of Greece*, Frankfurt/Main, from 1986; Deputy Chairman of the managing board and deputy to the CEO of *Tatra banka, a.s.*, Bratislava, from 1990, and Chairman and CEO since 1997; also a member of the Managing Board of *Raiffeisen International* since 20 January 2003.

Peter Lennkh

Remits: Coordination/Alliances, Corporate Relationships & Products, Network Bank Services, Raiffeisen Leasing International.
Born in 1963; read Business Administration at the Vienna University of Economics and Business Administration. Joined *RZB* in 1988 to work in International Finance; deputy member of the managing board of *Raiffeisenbank*, Prague, from 1992 to 1997; held various senior positions at *RZB* from 1997 to 2004, most recently as head of the Trade and Export Finance Division; member of the Managing Board of *Raiffeisen International* since 1 October 2004.

Heinz Wiedner

Remits: Group IT, Operations Planning & Special Projects, Organization & Project Office, Process & Productivity Management, Regional Cards Processing Centre.
Born in 1953; read Business Administration at Graz University. Held various senior positions at *Citibank* in Europe and South America from 1977 to 1993; joined *RZB* in 1993 as head of the Payment Systems Department; head of the Transaction Services Division and CEO of *RSC* from 1995; member of the Managing Board of *Raiffeisen International* since 14 June 2001 and Chief Operating Officer (COO) since 2004.

Heinz Hödl

retired at the end of 2004 but still serves the Group in the supervisory boards of various banking subsidiaries. Born in 1941. Joined RZB in 1961 to play a key role in the development of international business operations and subsequently in the development of the network in Central and Eastern Europe. After over 20 years as a Head of Division at *RZB*, he was a member of the Managing Board of *Raiffeisen International* from 14 June 2001. His most recent remits included Controlling & Accounting and Corporate Customers Business.

Supervisory Board's Report



During the 2004 financial year, the Supervisory Board of *Raiffeisen International Bank-Holding AG* was in regular meetings kept abreast by the Managing Board of business transactions of note and the development of the Company and its Group-members and performed all the tasks assigned to it by law and the Articles of Association.

During the year under review, Peter Lennkh and Aris Bogdaneris were newly appointed to the Managing Board. Heinz Hödl left the Managing Board upon retirement at year-end but will still serve the Company in the supervisory boards of a number of *Network Banks*. On behalf of the entirety of the Supervisory Board, I would like to thank Heinz Hödl for his many years of valuable work for us. Martin Grüll joined the Managing Board as CFO in January 2005. There was also a change in the Supervisory Board when Karl Stoss left *RZB* and resigned his membership. The General Meeting of Shareholders of this Company elected his successor in *RZB*'s Managing Board, Patrick Butler, to this Supervisory Board. Since the end of January, Stewart Gager and Peter Woicke have been putting their expertise at the disposal of the Supervisory Board.

Raiffeisen International carried out a capital increase in October 2004. Since then, the *European Bank for Reconstruction and Development* and the *International Finance Corporation* have held stakes in the Company alongside *RZB* and the *Regional Raiffeisen Banks* (*Raiffeisenlandesbanken*). The confidence in *Raiffeisen International* shown by those institutions has strengthened it well beyond the purely material consequences of their capital contributions. To meet growing operational demands as effectively as possible, *Raiffeisen International* has been furnished with additional resources. The most obvious effect has been in the personnel field. As a result, *Raiffeisen International* is now equipped to steer the Group independently from its parent *RZB*.

KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, audited the accompanying Consolidated Financial Statements (Balance Sheet, Income Statement, Notes), Management's Report on the Group and the Annual Financial Statements and Management's Report on *Raiffeisen International*. Their audit revealed no grounds for objection and the statutory requirements were satisfied in full, so an unconditional Auditors' Certificate could be issued. The Supervisory Board concurs with the Managing Board's report on the results of the audit and the proposal regarding the appropriation of profit and has approved the Annual Financial Statements of *Raiffeisen International*. They are thus final in accordance with *§ 125 Abs. 2 AktG* (companies act).

In the name of the Supervisory Board, I would like to thank the Managing Board and all the staff of *Raiffeisen International* for their superb work during the financial year ended. Their exceptional dedication and outstanding skills have been essential to our achievements in years past as well as creating an excellent foundation for *Raiffeisen International*'s continued success in the future.

Vienna
March 2005

For the Supervisory Board
Walter Rothensteiner
Chairman

Overview of Raiffeisen International

The predecessor of *Raiffeisen International Bank-Holding AG* (*Raiffeisen International*) for the purposes of company law was founded back in 1991. At that time, *Raiffeisen Zentralbank Österreich AG* (*RZB*) was already using *Raiffeisen International* to consolidate its subsidiaries and associates in the transformational economies of Central and Eastern Europe under the clearly structured umbrella of one holding company.

RZB's involvement in Central and Eastern Europe dates back to a time when the fall of the Iron Curtain was still unforeseeable. *RZB* founded its first banking subsidiary in Hungary together with other partners back in 1986, and that subsidiary opened its doors the year after. Eighteen years later, at year-end 2004, the network steered by *Raiffeisen International* already consisted of 15 banking institutions in Central and Eastern Europe. Hungary is a typical example of the Group's vision and pioneering role. When it set up its Hungarian banking subsidiary, *Raiffeisen Zentralbank* became the first Western bank to expand into the region. Numerous other markets have since followed. In the recent past, they have included Serbia and Montenegro, Belarus and Kosovo. *RZB* was the earliest Western corporate bank to undertake strategic investments in Belarus and Kosovo, or in Serbia and Montenegro after the revolution.

Raiffeisen International's strategic orientation

From the very beginning, *Raiffeisen International*'s goal was to assist customers from the West in their efforts to penetrate Central and Eastern European markets and to provide them with extensive on-the-spot quality services to Western standards. At the same time, *Raiffeisen International* has attracted local customers as well as approaching retail customers in selected markets. Its time horizons for expansion and the sequence in which it takes place have depended on legal conditions and the potential for reform in the country in question. *Raiffeisen International* has also striven to be an active player in the restructuring of local banking landscapes and thus to profit from the potential of local markets.

Toady, *Raiffeisen International* and its *Network Banks* boast the most extensive coverage of Central and Eastern Europe of any banking group. Both international and local customers can draw upon *Raiffeisen International*'s services in virtually every country in the region. At the same time, *RZB* – *Raiffeisen International*'s parent – smoothes the way for Central and Eastern European companies entering Western European, US and Asian markets, in turn promoting the region's internationalization.

Raiffeisen International's Network Banks

As of 31 December 2004	Operational since (year of takeover)	Balance-sheet total in €mn	Annual growth*	Business outlets	Number of staff**	Stake***
Raiffeisen Bank Rt., Budapest	1987	4,317	35.4%	71	1,763	70.31
Raiffeisen Bank Polska S.A., Warsaw	1991	2,691	44.8%	70	1,779	100.00
Tatra banka a.s., Bratislava	1991	4,326	30.4%	111	3,016	72.44
Raiffeisenbank a.s., Prague	1993	2,077	12.4%	49	1,107	51.00
Raiffeisenbank (Bulgaria) EAD, Sofia	1994	1,026	136.3%	52	809	100.00
Raiffeisenbank Austria d.d., Zagreb	1994	3,187	30.3%	34	1,373	75.00
ZAO Raiffeisenbank Austria, Moscow	1997	2,098	29.6%	18	1,027	100.00
JSCB Raiffeisenbank Ukraine, Kiev	1998	627	40.3%	14	727	99.99
Raiffeisen Bank S.A., Bucharest	1998/ 1894	2,085	101.2%	205	4,638	99.44
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	1992 (2000)	1,053	46.5%	62	1,073	96.98
Raiffeisenbank a.d., Belgrade	2001	875	89.7%	27	831	90.00
Raiffeisen Krekova banka d.d., Maribor	1992 (2002)	669	23.7%	13	307	97.50
Raiffeisen Bank Kosovo J.S.C., Priština	2001 (2002)	150	56.9%	22	302	100.00
Priorbank JSC, Minsk	1989 (2003)	480	19.9%	43	1,897	62.10
Raiffeisen Bank Sh.a., Tirana	1992 (2004)	1,647	—	84	1,026	100.00
Subtotal Network Banks		**27,308**	**48.3%**	**875**	**21,675**	
Raiffeisen-Leasing International (Subgroup)		1,787	21.1%	41	938	75.00
Other/Consolidation		(187)		0	238	—
Total Raiffeisen International		**28,907**	**44.1%**	**916**	**22,851**	

* Growth in balance-sheet total since 31 December 2003.
** In full-time equivalent terms.
*** Raiffeisen International's stake in per cent.

The RZB Group's holding company in Central and Eastern Europe

Besides the *Network Banks*, a large number of specialist companies are also collected together under the umbrella of *Raiffeisen International*. There are 43 such subsidiaries and associates in all. Following the sale of a six per cent stake to the *Regional Raiffeisen Banks* in 2004, *RZB* now holds an 86 per cent stake in *Raiffeisen International*. Four per cent each are held by the *European Bank for Reconstruction and Development* (*EBRD*) and the *International Finance Corporation* (*IFC*), both institutions having acquired their stakes during a capital increase in the autumn of 2004.

During 2004, *Raiffeisen International* was transformed from a pure holding company into an efficient steering unit for the network in Central and Eastern Europe. At an organizational level, *Raiffeisen International* is equipped with the instruments needed to autonomously manage the Group. However, it does not have a banking licence. Since *RZB* will continue to hold an absolute majority even after any IPO that may take place, a number of agreements are in place between *Raiffeisen International* and *RZB* that support and complement Group management processes.

The relationship between Raiffeisen International and RZB

Raiffeisen International's senior management is one reflection of the symbiosis between *Raiffeisen International* and *RZB*. *Raiffeisen International*'s CEO Herbert Stepic is also Deputy to the CEO of *RZB*, and Managing Board members Martin Grüll, Peter Lennkh and Heinz Wiedner have accumulated years of executive experience at *RZB*. To keep its own organizational structures lean, *Raiffeisen International* draws up on a number of services rendered by *RZB* and its subsidiaries. The scope and quality of those services are laid down in so-called *service level agreements* that entered into force on 1 July 2004 and most of which have a period of notice of six months. *Raiffeisen International* and *RZB* work closely together in a number of areas. That is above all the case in the field of risk management because the Austrian banking act (*Bankwesengesetz*) specifies that *RZB* is responsible for the *RZB Group*'s overall risk policy and *Raiffeisen International* is one important building block of that group.

RZB also provides an appreciable proportion of the funding for *Raiffeisen International*'s Group units as well as furnishing guarantees for them. Those services are invoiced on normal market terms. The associated loans totalled € 1.6 billion at year-end and the guarantees outstanding came to roughly € 413 million.

The development of Raiffeisen International

Raiffeisen International can look back on a successful developmental history thanks to its adherence to a number of fundamental strategic principles.

Experience and closeness to the market

In-depth familiarity with the market and awareness of specifically local factors have been key to *Raiffeisen International*'s success in Central and Eastern Europe. The Group's entry into that market was above all facilitated by *RZB*'s traditionally close ties with the region. There were strong economic bonds between Austria and the countries of Central and Eastern Europe even when the communist regimes were still in power. Austrian banks, including *RZB* at the forefront, also had very strong links with the region. *Raiffeisen International*'s pioneering role was founded on that crucial initial advantage. In addition to providing banking services for *RZB*'s Austrian and foreign customers, *Raiffeisen International* also identified and exploited many opportunities for itself within Central and Eastern Europe. The region's poor service standards and inadequately developed banking industry created ideal openings for growth and the prospect of ample profits. However, the secrets of *Raiffeisen International*'s success in Central and Eastern Europe undoubtedly also include two characteristic features of *Raiffeisen* tradition: the strong local roots of the banking subsidiaries and their high degree of autonomy within the Group. Management is central wherever a centralized approach is appropriate and necessary, for instance in the case of IT services and risk policy.

This local strategic approach is also mirrored by the *Network Banks*' operational orientation. From the very beginning, their activities have focused not just on foreign investors but also on local companies. Today, the latter clearly dominate the corporate customer base. The *Network Banks*' regional foundations are also reflected by the make-up of their senior management personnel, who consist mainly of local experts. Just 22 of the *Network Banks*' 75 managing board members are foreigners. Because of their strong local foundations, these banks also see themselves as an important part of their banking landscapes and act accordingly. Local managements are given a large degree of autonomy in their operational decisions. However, strategic orientation and goal attainment are monitored and fine-tuned within the scope of quarterly supervisory board meetings. The supervisory boards consist largely of representatives of the *Raiffeisen Banking Group*.

Most of the Network Banks were set up by Raiffeisen

In the early stages of its expansion, *Raiffeisen International* concentrated on setting up new subsidiaries. It was only later that the Group also grew through acquisitions and mergers. Founding new subsidiaries had the advantage that *Raiffeisen International* could rapidly achieve what it wanted when it came to the orientation of banking operations. The new banks were set up under the Group's own trademark – the *Raiffeisen* emblem with a gable cross, whose fame quickly spread to Central and Eastern Europe – and with newly hired personnel. From the beginning, this strategy gave *Raiffeisen International* considerable influence on the *Network Banks*' business and risk policies. Virtually all of the resulting profits were ploughed back to ensure the *Network Banks*' long-term growth. The *Network Banks* quickly established themselves both as a prominent feature of the banking landscape and as an attractive employer.



The Gable Cross – Trademark of the Raiffeisen Banking Group

The Gable Cross is the trademark used by every member of the *Raiffeisen Banking Group*. It consists of two stylized horse's heads crossed and attached to the gable of a house. It is a symbol of protection rooted in old European traditions. A gable cross on the roof was believed to protect a house and its occupants from outside dangers and to ward off evil. It stands for the protection and security that the members of the *Raiffeisen Banks* enjoy through their self-determined collaboration. Today, the Gable Cross is one of Austria's best-known trademarks, and it is in use around the world, for instance within the scope of *RZB*'s homogeneous branding in Central and Eastern Europe.

The Group's first acquisition was in 2000, when it took over *Market banka* in Bosnia and Herzegovina. There were a number of motives for the takeover: *Raiffeisen International* wanted to gain a foothold there before the launch of the euro. Furthermore, it was clear that this expansionary measure would succeed because *Market banka* was a very well managed bank that was itself looking for a partnership. In addition, the cost of the acquisition was such that the investment could be expected to pay off within a reasonable period. *Market banka* was followed by another bank in Herzegovina, namely *Hrvatska Postanska Banka*, then by *Banca Agricola* in Romania, *Krekova banka* in Slovenia, the *American Bank of Kosovo*, *Priorbank* in Belarus and *Banka e Kursimeve* in Albania as well as a minority stake in Kazakhstan's *Bank TuranAlem*.

Development of product lines to suit the market

The *Network Bank*'s initial portfolios of products and services reflected *RZB*'s product range. The focus was on key accounts, but the line was soon extended to include investment banking services. Business activities were gradually diversified to embrace small and medium-sized enterprises (SMEs), which is a group of customers that grew considerably in importance as liberalization progressed. Retail customers' demand for modern banking services also grew with time. This customer segment was catered for at a relatively early stage in a number of markets such as Slovakia and the Czech Republic, and *Raiffeisen International* has been pressing ahead with its development on a broad basis since 1999. The SME and personal banking sectors are growing rapidly and should generated a significant increase in business volumes in years to come.

Raiffeisen International also renders banking-related services via specialist subsidiaries. It now has finance leasing companies in most markets in the region and has also set up fund management companies and pension funds in some. The *Raiffeisen Banking Group*'s successful comprehensive financial services strategy in Austria has thus been replicated in the markets of Central and Eastern Europe.

Vision and mission based on those of the RZB Group

As a subsidiary of *RZB*, *Raiffeisen International* is an important part of the RZB Group. Consequently, *Raiffeisen International* and its group units apply a slightly adapted version of *RZB*'s vision and mission.

Vision

Raiffeisen International Group is the leading banking group in Central and Eastern Europe.

Mission

- We seek long-term customer relationships.
- We provide a full range of highest quality financial services in Central and Eastern Europe.
- As a member of the RZB Group, we cooperate closely with Raiffeisen Zentralbank and the other members of the Austrian Raiffeisen Banking Group.
- We achieve sustainable and above-average return on equity.
- We empower our employees to be entrepreneurial and to show initiative, and we foster their development.

Raiffeisen International in 2004

Further rapid growth

Raiffeisen International again added a new country to its banking network in 2004. Having acquired *Priorbank* in Belarus in 2003, its efforts to acquire *Banka e Kursimeve* in Albania were crowned with success in April 2004. The acquisition of a 100 per cent stake in *Banka e Kursimeve* cost US$ 126 million. It was the biggest privatization in the Republic of Albania to date, and it turned *Raiffeisen International* into the local market leader. *Raiffeisen International*'s goal in Albania has been to enlarge the bank's product line as quickly as possible and to cater for the special needs of corporate customers and SMEs. Integration into *Raiffeisen International*'s banking network has been rapid. The new subsidiary was renamed *Raiffeisen Bank* in the autumn.

Raiffeisen International also significantly extended the geographical scope of its finance leasing operations by founding new finance leasing subsidiaries in Bulgaria and Bosnia and Herzegovina.

Raiffeisen International was able to sustain its exceptional growth during the year under review. Its balance-sheet total at year-end 2004 was 44.1 per cent up on the end of 2003 at € 28.9 billion, whereby roughly four fifths of that increase was attributable to organic growth. *Raiffeisen International*'s balance-sheet total has grown by an average of about 40 per cent over the past six years.

Development of Raiffeisen International's balance-sheet total


€bn
30
25
20
15
10
5
0
3.6
4.9
6.9
11.5
14.4
20.1
28.9
1998
1999
2000
2001
2002
2003
2004

Data as at 31 December; HGB/BWG-compliant in 1998 and 1999, IFRS-compliant from 2000.

Major reinforcement of the Group's sales system

Following the addition of 194 outlets to the network, the Group had 916 business outlets in Central and Eastern Europe at year-end 2004. Given that just 84 new outlets were added by the acquisition in Albania, the enlargement of the sales system was broadly based. In addition, *Raiffeisen International* continued to develop and extend the provision of customer services via the Internet and other alternative communication channels.

Record result

Raiffeisen International posted pre-tax profit for the year of € 342.2 million, which was 23.7 per cent up on the comparable figure for the previous year and represented another record result. Because of the increase in equity, its return on equity dropped from 24.1 per cent in 2003 to 22.3 per cent in 2004. The Group's cost/income ratio developed well, falling from 64.7 per cent in 2003 to 63.4 per cent in the year under review.

Nearly 5 million retail customers

A commitment to developing products that are close to the market and the massive enlargement of the sales network led to a significant increase in the number of *Raiffeisen International* customers during 2004. Having had 3.2 million personal banking and SME customers at year-end 2003, *Raiffeisen International* ended the year under review with nearly 5 million. At the same time, this segment – under strategic development across the region since 1999 – broke even in 2004. Having generated a loss of € 23.8 million in 2003, it produced a pre-tax profit of € 42.5 million in 2004.

Change in shareholder structure

For some time, *RZB* has been looking at possible ways of ensuring *Raiffeisen International*'s long-term growth and profitability. Once discussions with strategic investors had failed to bear fruit, *RZB* and its principal shareholders (the *Regional Raiffeisen Banks*) gave the go-ahead for an IPO in 2003. Preparations got fully underway in 2004 and should be completed in the spring of 2005.

In the meantime, *Raiffeisen International*'s equity has not just been increased by *RZB*. Two supranational institutions, namely the *EBRD* and the *IFC*, became shareholders with stakes of 4 per cent each in the course of a capital increase. In addition, *RZB* sold 6 per cent of *Raiffeisen International* to the *Regional Raiffeisen Banks* in Austria.

Reorganization

Accompanying the change in *Raiffeisen International*'s shareholder structure, its organizational and internal structures also underwent far-reaching changes during 2004. The erstwhile holding company became an operational management company whose orientation is reflected in its newly created organizational structure.

The structure of Raiffeisen International


CEO
Herbert Stepic
CFO
Martin Grüll
Board Member
Retail
Aris Bogdaneris
Board Member
Regions & Corporate
Peter Lennkh
COO
Heinz Wiedner
Board Member
Rainer Franz
Management Secretariat
R. Hager
Group Transformation Office & Executive Development*
T. Leutgöb
Human Resources & Training*
R. Vogl
Investor Relations
S. Langer
Consumer Banking
F. Berszan
Corporate Relationships & Products
R. Lercher
Process & Productivity Management
A. Fleischmann
Strategy & Acquisitions
J. Millikan
Group Controlling & Accounting
R. Kattinger
SME Banking
M. Marshall
Network Bank Services
A. Weiss
Organization & Project Office
U. Wirsching
Communications**
M. Palzer
Network Asset & Liability Management
H. Maier
Product Development & Branding
A. Hamori
Raiffeisen Leasing International
C. Pettinger,
S. Znidaric, K. Pichler
Group IT
G. Gitschthaler
Internal Audit**
R. Tinauer
Treasury Coordination
A. Trayner
Cards
S. Fisher
Coordination/ Alliances
A. Pichler
Regional Cards Processing Centre
E. Kollarova
Legal & Compliance**
F. Sommer
Corporate Risk Management
K. Bruckner
Ops Planning & Special Projects
L. Sardi
Retail Risk Management
Unnamed

* *Training and Executive Development report to Rainer Franz.*
** *Outsourced to RZB.*

This organizational structure enables *Raiffeisen International* to act independently but in close collaboration with *RZB*. At the same time, it allows efficient management of the Group units in Central and Eastern Europe.

Awards testify to Raiffeisen International's high quality standards

Numerous local and international awards bear regular witness to the high quality standards applied by *Raiffeisen International* and *RZB*. That remained true in 2004, when international business magazines like *The Banker, Euromoney, International Financing Review* and *Global Finance* honoured the Group and its banking subsidiaries.

Selected major awards in 2004


BEST BANK AWARD • 2004


GLOBAL FINANCE

"Best Bank in Eastern Europe and Central Asia"


Awards for excellence
2004

Euromoney: "Most Innovative Bank in Central and Eastern Europe"


The Banker
Bank of the Year 2004
Bosnia Herzegovina

"Bank of the Year in Bosnia and Herzegovina"


ifr
awards
2004

International Financing Review "Loan of the Year in Eastern Europe, the Middle East and Africa"

Award	Awarded by
Bank of the Year in Albania	The Banker
Best Bank in Belarus	Global Finance
Bank of the Year in Bulgaria	Pari (Daily Newspaper)
Best Debt House in Croatia	Euromoney
Best Credit Card in Poland	Rzeczpospolita (Daily Newspaper)
Bank of the Year in Romania	PRIMM (Insurance Journal)
Best Project Finance Bank in Russia	Global Finance
Best Bank for Retail Services and Credit	Serbian Banking Association
Best Bank in Slovakia	Global Finance
Best Debt House in Slovenia	Euromoney
Zlata Koruna	pdMedia
Best Internet Bank for Companies in Croatia	Global Finance
Best Bank in Albania	Finance Central Europe
Best Bank in Serbia and Montenegro	Euromoney
Bank of the Year in Belarus	The Banker
Best Brand Image in Slovakia	Ogilvy & Mather
Golden BAM for Highest Equity in Bosnia and Herzegovina	Banke (Business Magazine)
"Zlatna Martenitsa" for Services to Bulgarian SMEs	Made in Bulgaria
Best Retail Internet Bank in Poland	Global Finance
Best Market Maker	Interbank Currency Exchange Moscow
Best Investment Bank in Romania	Euromoney

"Our growth outlook is still excellent"



"One key breakthrough was the turnaround in retail operations."

Interview with Herbert Stepic, CEO of Raiffeisen International Bank-Holding AG

Raiffeisen International developed significantly during 2004. How was that achieved?
In the course of 2004, we created an organizational structure of the kind that is simply essential to ensure the autonomy of *Raiffeisen International*. At the same time, we entered into agreements with our principal shareholder, namely *RZB*, that lay down a framework for close cooperation. And as we have filled a number of posts and Managing Board positions with long-standing *RZB* staff – and since I too am also a member of both managing boards – I am convinced that we will be model exponents of that mix of independence and cooperation. At any rate, 2004 was the year in which *Raiffeisen International* was restructured from a pure holding company to a management holding company. Furthermore, *Raiffeisen International* was also very much in evidence in the public arena, for instance as a sponsor at trade conferences.

Wasn't that also done in part to make *Raiffeisen International* better known in preparation for a possible IPO?
In part, yes. We are in the fortunate position that the *Raiffeisen* name is well know in international financial circles. However, the internal progress that we achieved was much more important. After we had received the go-ahead for an IPO from our owners at the end of 2003, we had to take concrete action last year to prepare ourselves for the possibility of a stock-exchange launch from 2005.

How important was the involvement of the *EBRD* and *IFC*, who contributed € 200 million?
The capital increase did not have a major impact when it came to timing because *RZB* – and with it the *Regional Raiffeisen Banks* – also made sizeable contributions to *Raiffeisen International*'s capital. However, from a psychological point of view, the addition of the two multinationals to our shareholder base was a very important signal and sent a clear message to the international financial community. These are the best partners in the market. In addition, we have a great deal in common with them; the *IFC* and *EBRD* are just as much at home in the emerging markets of Central and Eastern Europe as we are.

2004 was a very good year for *Raiffeisen International*. What were the key milestones?
I can mention a whole number of pleasing developments. Our balance-sheet total continued to grow very rapidly, increasing by over 40 per cent and outstripping the market's overall growth. And most of that growth was organic. In other words, our market share continued to increase. We posted a pre-tax profit of more than € 340 million, which was our best result ever, and profitability was also high by the standards of the market as a whole. Entering the Albanian market filled in a blank on our map, and our Albanian bank's integration into the network took place smoothly and rapidly. The break-even of our retail operations was undoubtedly important too. It bodes very well for the future. And those were just a few of our successes during 2004.

One event in 2004 that made history was the European Union's enlargement. How did it effect business?
Strictly speaking, both *RZB* and *Raiffeisen International* had long since anticipated the European Union's enlargement. We were already active in Central and Eastern Europe at a time when the collapse of the Iron Curtain was not yet foreseeable. Consequently, it was logical for us to step up our activities in the region once the liberalization process had begun, and it was done with a long-term perspective. Whether or not those countries would ever actually join the EU was not the decisive factor in our decision. Nonetheless, we are pleased that it did happen. The integration of Central Europe into the EU gives us added security and has created a more stable environment. It has of course intensified competition as well. However, I have always believed that competition is basically a good thing and that it enhances quality standards for the benefit of the consumer.

How do you rate your growth prospects in the new EU member-states compared with other markets?
They are still good, even if stiffer competition and the fact that those countries are now more highly developed means that growth will of course not be as rapid as in other regions. *Raiffeisen International* has defined three geographical segments, namely Central Europe, Southeastern Europe, and the CIS countries, where we currently have banks in Belarus, Russia and the Ukraine. There are of course ample growth opportunities in Southeastern Europe and the CIS. However, those markets are in part hard to gauge, so in addition to proceeding selectively, one must also have the necessary know-how. We do both – and are one of the leading banks in those markets as a result. In other words, the Central and Eastern European region as a whole still has huge potential for growth.



"We had already anticipated EU enlargement."

How do you intend to expand in Central and Eastern Europe?
We intend to increase the density of our sales and distribution networks in our existing markets and we plan to extend our product line. We will be paying closest attention to personal banking customers and small and medium-sized enterprises. We want to increase market share at the same time as retaining our high profitability. Where we cannot do so through organic growth, we will resort to acquisitions, but in addition to making commercial sense, those acquisitions must also fit smoothly into our existing network. We will remain true to the principle of not buying at any price. As for expanding business into new markets, we may be stepping up our involvement in Kazakhstan, where we already have a modest presence in the form of a stake in a local bank. Macedonia and Moldova could also be of interest in the medium term. Although I would not rule out the Baltic States if attractive offers were to transpire, the region is not one of our priorities because it is already adequately served by Scandinavian banks.

What do you think the Group's biggest challenges are going to be in the future?
We want to sustain the dynamism of our growth in the *Retail Customers* segment. One of our principal goals in doing so will be to develop attractive products for SMEs and personal banking customers. In the personal banking field, we want above all to make our mark in the credit cards market. We want our finance leasing companies to exploit the market's huge potential even more effectively and we want to expand our funds business wherever legal and economic conditions allow. As for our internal organization, we intend to continue to roll out our *Globus* core banking system in the *Network*. To date, we have implemented *Globus* at our banks in Poland and Slovakia. If an IPO were to take place in 2005, that and the associated changes would naturally also present major challenges.

In addition, I see the ongoing optimization of cost structures and the maintenance of a high return on equity as permanent challenges. And we must of course remember the workforce. Employees must be sufficiently motivated to reject offers from our competitors, which are often tempting. We have numerous excellent employees – and good employees are the be-all and end-all of a company's success because it is they who attract and keep customers. As we are a pioneer in Central and Eastern Europe and have trained many employees, our staff are often the targets of poaching. Unfortunately, it sometimes succeeds. However, I am pleased to be able to report that many former employees return to us following a brief absence. After all, what really matters to staff is working atmosphere!



"We continued to outpace the market as a whole."

And where do you see *Raiffeisen International* five years from now?
We want to be acknowledged and established in the market as the Central and Eastern European "pure play". And we want to have come a big step closer to attaining our vision of becoming *the* leading banking group in Central and Eastern Europe. Size is not the essential issue. The most important things are quality of service and profitability. They should go hand-in-hand with our brand's market leadership. We want *Raiffeisen* to become in Central and Eastern Europe what it already is in Austria: the best-known and most well-liked banking brand.

The shareholders of Raiffeisen International

At year-end 2004, the shareholders of *Raiffeisen International* were as follows:

• Raiffeisen Zentralbank Österreich AG (*RZB*)	86 per cent
• Regional Raiffeisen Banks (*Raiffeisenlandesbanken*)	6 per cent
• European Bank for Reconstruction and Development	4 per cent
• International Finance Corporation	4 per cent

RZB – Austria's third-largest bank

RZB was set up as the central institution of the *Raiffeisen Banking Group* (*RBG*) in 1927. It is an independent corporate and investment bank and a leader in both fields within Austria. *RZB* was able to reassert itself as Austria's third-largest bank during 2004, recording a provisional balance-sheet total of € 68 billion at year-end. For years, *RZB* has been Austria's fastest-growing bank, leading to growth in the *RZB Group*'s consolidated balance-sheet of about 20 per cent in 2004 alone. 2004 was a very good year for the *RZB Group*. It expects to report profit before tax of roughly € 620 million, which would be over 80 per cent up on the year.

Development of the RZB Group's balance-sheet total



€bn
80
70
60
50
40
30
20
10
0
24.4
28.9
36.5
44.6
46.4
56.1
68.0*
1998
1999
2000
2001
2002
2003
2004

Data as at 31 December; HGB/BWG-compliant in 1998 and 1999, IFRS-compliant from 2000.
** Provisional figure for 2004.*

RZB's prosperous development is driven by its successes in Austria and by growing demand and market growth in Central and Eastern Europe. Its expansion is accompanied by a keen awareness of costs and risks. Leading international rating agencies have repeatedly confirmed the *RZB Group*'s solid business foundations. At year-end 2004, it was rated as follows:

Standard & Poor's:	Short Term A1
Moody's:	Short Term P-1
	Long Term A1
	Financial Strength C+

One of Austria's foremost corporate and investment banks

RZB is one of Austria's foremost corporate and investment banks. It serves the country's "Top 1,000" companies. It sees itself as *the* Austrian corporate finance bank and as a leading provider of export finance. *RZB* serves a large number of Austrian, foreign and multinational key accounts in those segments and in the trade finance, cash management, treasury and fixed-income product fields. In addition, numerous local and international financial service providers draw upon *RZB*'s services as a financial engineer.

Together with its subsidiary *Raiffeisen Centrobank*, *RZB* has reasserted its position as the leader in the Austrian investment banking market. It is the biggest player on the Vienna stock exchange and one of Austria's leaders in the bonds trading segment and in new issues business in equities and bonds. Specialist subsidiaries round off the product line, which also includes finance leasing, M&A consultancy, asset management, private banking and real-estate services and commodity trading.

The central institution of the Raiffeisen Banking Group

RZB acts for the *Raiffeisen Banking Group* (*RBG*) in national matters and represents it abroad. Additionally, it renders central services for *RBG* as the Group's central institution. The *Regional Raiffeisen Banks* collectively hold nearly 88 per cent of the share capital of *RZB*, which is not listed on a stock exchange.

A niche player in the international marketplace

In foreign markets outside Central and Eastern Europe, *RZB* provides a range of specially tailored products through its representative offices and branches. Those representative units were originally set up to assist Austrian exporters in emerging markets and international financial centres. However, they also serve local clients, albeit exclusively corporate customers and financial institutions. *RZB*'s representative outposts are becoming increasingly important to its Central and Eastern European customers, who use them as a point of contact when expanding.

RZB has the strongest Asian presence of any Austrian bank, with branches in Singapore and Beijing as well as representative offices in Hong Kong, Seoul, Mumbai, Ho Chi Minh City and Tehran. *RZB* is also well positioned in the international financial centres, with business units in New York, London and Malta and representative offices in Paris, Brussels, Milan, Chicago and Houston. That presence underscores *RZB*'s role as a linchpin between East and West.

The Raiffeisen Banking Group

The *Raiffeisen Banking Group* is Austria's strongest banking group. It had a consolidated balance-sheet total of over € 145 billion at year-end 2004 as well as a market share of about one quarter. Thirty-nine per cent of Austrians over the age of 15 are customers at a *Raiffeisen Bank*. The *Raiffeisen Banking Group* had some € 55 billion of customer deposits under management (without building society deposits) at year-end 2004, roughly € 39 billion of which was in saving deposits. *RBG* employs approximately 23,300 people in Austria. It has achieved its powerful position in the market through healthy growth and solely by its own efforts.

Working together for a stronger position in the market

The three-tier *Raiffeisen Bankengruppe* is made up of the autonomous locally active *Raiffeisen Banks*, the regionally active *Regional Raiffeisen Banks* and *RZB*. In addition, the Group has a multitude of interests and specialist subsidiaries. Cooperation within *RBG*, which is voluntary, has been proving its worth for decades. It enables each *Raiffeisen Bank* to exploit the economies of scale that are generated by working together, to offer customers the services of a one-stop bank with a comprehensive line of products, and to guarantee all customer deposits. In addition, the *Raiffeisen Banks* profit from the Group's nationwide market presence and access to the know-how pooled within the Group's central institutions and specialist companies. At the same time, the *Raiffeisen Banks* have retained their key competitive advantages, including above all the proximity to the customer that results from their autonomy and cooperative structures and independence in their corporate activities.

As a *universal* banking group, *Raiffeisen* provides its customers with a complete range of financial products and services, including for instance the products of investment fund subsidiary *Raiffeisen Capital Management*, the *Raiffeisen Bausparkasse* building society, the *Raiffeisen-Versicherung* insurance company and *Raiffeisen-Leasing*. Each of those subsidiaries is Austria's leader in its core market.

RBG operates Austria's densest network of banking outlets. At year-end 2004, there were 571 autonomous *Raiffeisen Banks* as well as 1,712 affiliated branches. They accounted for nearly 44 per cent of all high-street banking outlets in Austria. The *Raiffeisen Banks* are at the same time the owners of the *Regional Raiffeisen Bank* in their particular province.

European Bank for Reconstruction and Development (EBRD)

The *EBRD* is owned by 60 countries and two international institutions. Its goal is to further the transition from a planned to a market economy in Central and Eastern Europe and the Commonwealth of Independent States. It is the biggest single investor in the region. In addition to allocating funds itself, it also mobilizes substantial volumes of foreign direct investment. It mainly invests in private companies and usually does so in partnership with third parties in the same industry. The *EBRD*'s mandate specifies that it can only operate in countries that are committed to the principles of democracy.

International Finance Corporation (IFC)

The *IFC* is a subsidiary of the *World Bank*. It has three strategic goals in the emerging markets of Europe: Firstly, it supports the development of mortgage and SME finance, focusing mainly on its provision by banks and finance leasing companies. Secondly, it strengthens local financial institutions, including those facing privatization, so as to improve the quality and also quantity of the banking services available to corporates. Thirdly, it also promotes the development of efficient and effective capital markets in the countries whose economic maturity already makes that possible. Its global finance portfolio at year-end 2004 was made up of US$ 17.9 billion allocated out of its own funds and US$ 5.5 billion raised from syndicated loan components.

Human resources

The demands created by the *Raiffeisen International Group*'s continuing rapid growth in Central and Eastern Europe and reorganization and reorientation of the holding company in Vienna were the principal focuses of its human resources management activities during 2004.

Continued rapid growth in the workforce

The workforce (full-time equivalent basis) grew by 4,465 or 24.3 per cent to 22,851 in the 12 months ended 31 December 2004. The *Network Banks* in Central and Eastern Europe accounted for 21,675 or 94.9 per cent of that total. The acquisition in Albania added about a thousand new employees, but the lion's share of the increase was due to the Group's organic growth.

Raiffeisen International's transformation from a pure holding company to a management holding company increased the workforce in Vienna from 12 to 83 during 2004. Supplementing recruitment from outside, 45 employees of *RZB* moved to *Raiffeisen International* at the beginning of September.

Fifty-six per cent of all staff at *Raiffeisen International* are women. At the *Network Banks*, that figure ranges from 22 per cent in Bosnia and Herzegovina to 77 per cent in Croatia. Because of the high proportion of women in the workforce, *Raiffeisen International* is stepping up measures designed to make it easier to combine working with having a family. For example, in addition to allowing employees to work flexitime without defined core hours of work, they are also offered part-time models that contribute greatly to achieving a good work-life balance.

The unchanged low average staff age of 34 is also a mirror of *Raiffeisen International*'s dynamism. The equivalent figures at the *Network Banks* range from 30 in Romania and Slovakia to 40 in Albania. The mean period of service to date is correspondingly low at 5.7 years, although that is due in part to the fact that some of the banks have only existed for a short time.

Staff management

The "Management by Objectives" system is in use throughout *Raiffeisen International* as the Group-wide planning, steering and management instrument. This system comprises a structured top-down process during which measurable individual goals are defined in the course of regular staff dialogues and the fulfilment of those goals is monitored. In the course of the system's gradual implementation, it has to date been applied at least to the second level of management at every *Network Bank*. In some countries such as the Czech Republic and Poland, the entire workforce is already involved. This instrument ensures a high degree of transparency and cohesion in planning processes. At the same time, it necessitates open communication between the various levels of management. Performance bonuses also help ensure that employees are highly performance-orientated and motivated.

Raiffeisen International sees highly qualified staff as a decisive competitive advantage and therefore invests continuously in their training and development. As an average of 60 per cent of the people working for *Raiffeisen International* are university or college graduates, staff development work can build on very high initial qualifications. The proportion of university or college graduates ranges from 17 per cent in Slovenia to 94 per cent in the Ukraine.

University or college graduates working for the Network Banks


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
94%
84%
83%
82%
73%
67%
59%
57%
48%
48%
39%
36%
35%
29%
17%
Ukraine
Poland
Bulgaria
Russia
Romania
Belarus
Albania
Serbia and Montenegro
Hungary
Slovakia
Bosnia and Herzegovina
Czech Republic
Kosovo
Croatia
Slovenia

Internal know-how sharing

The Group-wide management training programme was significantly extended during the year under review by the addition of professional courses designed to ensure internal know-how sharing. The available modules range from a basic introduction to the workings of financial markets to credit analysis, trade finance and project finance modules to courses covering the broad array of treasury topics. Most of the professional courses are held in English. This being the Group's official language, English courses also constitute an important part of the training programme. During the 2004 financial year, the staff of *Raiffeisen International* spent an average of 3.5 working days in training. The principal focuses were sales-related modules in the retail banking field and training in Group-wide risk management.

Raiffeisen International also stepped up employee exchanges within the Group. In addition to outward postings lasting several years, brief training stays, above all for employees of the recently acquired banks, have proven very worthwhile. Besides facilitating the sharing of pure banking skills, the resulting encounters between staff-members from different cultural backgrounds also help foster the continuing development of a powerful corporate culture and team spirit.

Development of staffing (balance-sheet dates)


Workforce at year-end
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
22,851
144
3,718
(1,897)
10,292
(4,638)
8,697
(3,016)
18,386
64
3,282
(2,189)
7,241
(3,565)
7,799
(2,891)
13,478
52
664
6,149
(3,156)
6,613
(2,720)
2002
2003
2004

■ Central Europe (of which Tatra banka, Bratislava)
▤ Southeastern Europe (of which Raiffeisen Bank, Bucharest)
☐ CIS countries (of which Priorbank, Minsk)
Other countries

Geographical distribution of staff


Workforce at year-end
Other countries
1%
CIS countries
16%
Central Europe
38%
Southeastern
Europe
45%

☐ *Southeastern Europe: Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Serbia and Montenegro (incl. Kosovo)*
Central Europe: Czech Republic, Hungary, Poland, Slovakia, Slovenia
CIS countries: Belarus, Russia, Ukraine

Thanks to staff

The Managing Board of *Raiffeisen International* is keenly aware of the crucial importance of highly trained and motivated employees if the Group is to continue to thrive. For that reason, it would like at this point to express its appreciation and thanks to every member of staff for his or her work during 2004.

Risk management

The ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor within the banking industry. To permit *Raiffeisen International*'s long-term success and to allow its rapid growth, *Raiffeisen International*'s risk management activities are directed at ensuring the careful handling and professional management of all relevant risk types (credit and country risks, market and liquidity risks and operational risk).

Risk management principles

Raiffeisen International monitors and manages risks within its *Network* units with the help of an extensive body of risk management principles and appropriate organizational structures and risk measuring and monitoring procedures. The system is closely aligned with the corresponding risk management activities of the *RZB Group*.

Risk management by *Raiffeisen International* is based on the following principles:

- The management of credit, country, market, liquidity and operational risks is coordinated at every level of the Group.
- To guarantee a consistent and coherent approach to risk management, it is coordinated with Group parent *RZB*.
- Local risk decisions are delegated to pertinent Group units to an extent laid down by the Managing Board of *Raiffeisen International* or the supervisory board of the Group unit in question.
- There is clear firewalling between operational staff and all risk management personnel.

Risk types

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions.

Credit risk

Credit risk is taken to consist mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. In addition, one also distinguishes between migration risk (caused by deteriorations in customers' creditworthiness) and country risk. Country risk includes transfer and convertibility risks and political risk. Proactive country risk management by *Raiffeisen International* takes place on the basis of the country risk policy laid down by the Managing Board.

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both centrally, by Head Office in Vienna, and on a decentralized basis by the *Network* units.

Operational risk

In line with *Basel II, Raiffeisen International* defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risks.

The structure of risk management processes

The Managing Board of *Raiffeisen International* lays down risk policy as a whole in accordance with the standards laid down by the *RZB Group*. Risk policy is an integral part of Group management. In other words, profit and risk management in all business segments are systematically linked. In this particular context, the Managing Board approves general risk management principles and procedures and sets limits for all relevant risks within *Raiffeisen International* and its Group units. In addition, the Managing Board initiates measures to optimize the loan portfolio, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Coordination of risk management within the RZB Group

Pursuant to the Austrian *Bankwesengesetz* (*BWG*: banking act), *RZB* as parent company is obliged to instal a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk management, risk capturing and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within the *Raiffeisen International Group*, the Managing Board of *Raiffeisen International* lays down risk management guidelines within the scope of the framework specified by the *RZB Group*.

The integration of risk management into management processes

When developing its risk policy for *Raiffeisen International*, the Managing Board is supported by the Risk Management and Network Asset/Liability Management departments. Those departments report regularly to the Managing Board on the risks arising within their particular remits. Responsibility for local lending decisions is delegated as far as possible to local units that make their decisions within the framework of the risk management policy that has been defined on a Group-wide basis.

Since *Raiffeisen International* – as a holding company – does not have a banking licence of its own, its risk management role is limited to implementing Group-wide standards and monitoring risk management activities. The main emphases of risk policy are the alignment of the requisite risk exposures of local units with *RZB* Group standards and their monitoring and approval.

An extensive risk management system is in place within local units. In accordance with the principle of divided responsibilities, an autonomous risk management department has been set up and a corresponding remit has been defined at managing board level within every local unit. These departments are responsible for the local implementation of Group-wide standards, procedures and processes, risk analysis and customer rating and the daily monitoring of risk limits.

In addition, *Raiffeisen International* has installed a credit committee responsible for loan approvals and an asset/liability committee responsible for the management of liquidity and interest-rate risks arising from non-trading activities within every local unit.

Preparing for Basel II

The Group continued its thorough preparations for *Basel II* during the 2004 financial year. *Basel II* will define international standards for risk capital charges for banking operations. Group-wide implementation of the new standards is taking place within the scope of a special Group project. The project embraces every banking subsidiary in Central and Eastern Europe, actively accompanying and centrally coordinating local implementation processes.

The project's key focuses include enhancing existing rating methods and developing new harmonized ones. That will result in the evolution and enforcing of homogenous Group-wide standards and the optimization of the systems that are in place. Besides the creation of homogenous credit assessment procedures, the project's core goals also include improving Group-wide data availability and quality. Existing systems have been analyzed in detail, necessary changes have begun, and the selection of technical systems at Group level has been completed.

Management's Report on the Group

Economic conditions in general

Sustained rapid economic growth in Central and Eastern Europe

Following an impressive acceleration of growth during the first half, the economies of Central and Eastern Europe (CEE) remained robust from the third quarter of 2004, even if growth flattened off a little. The economies of the Czech Republic, Hungary, Poland, Slovakia and Slovenia (CEEC-5) are estimated to have grown by an average of 4.9 per cent in 2004 (2003: 3.6 per cent). Adding Estonia, Latvia and Lithuania, growth in the region (CEEC-8) averaged 5.1 per cent, compared with 3.9 per cent in 2003 (based on current data for the third quarter of 2004.) GDP growth in Southeastern Europe came to 5.8 per cent, which was substantially more than the previous year's figure of 4.4 per cent. The growth of the CIS economies (Belarus, Russia and the Ukraine) continued to exceed that of other economies in the region, resulting in average GDP growth of 7.5 per cent in 2004.

Because of close trading links, the economic development of the new EU member-states depends greatly on that of Western Europe. Although GDP growth in Euroland accelerated less rapidly than in the USA or Asia during 2004, it is nonetheless estimated to have increased from 0.5 per cent in 2003 to 1.7 in the year under review. Having been virtually static in prior years, gross fixed capital formation in Central and Eastern Europe grew rapidly during 2004 thanks to an increase in foreign direct investment and the improved profitability of local corporates. The investment climate also benefited from banks' growing willingness to lend money to small and medium-sized enterprises.

Inflation and exchange rates

EU accession in May 2004 caused some sharp increases in prices and taxes in the new member-states. The average rate of inflation in CEEC-5 rose from 2.2 per cent in 2003 to 4.3 per cent in 2004, whereby the rate of inflation in 2003 had been the lowest since the start of the transformation process. The region's central banks took action. Whereas the Czech Republic and Poland hiked key interest rates in mid-year, appreciation of the forint enabled Hungary to cut interest rates. Slovakia's national bank also cut interest rates a number of times in the course of 2004 to halt appreciation of the crown that was, in its opinion, too rapid. Despite higher energy prices, rates of inflation in Southeastern Europe, Russia and the former Soviet republics in Europe continue to fall. In contrast, turbulence surrounding the presidential election led to a sharp rise in prices in the Ukraine.

In the course of 2004, the currencies of the new EU member-states apart from the Slovenian tolar – which already joined the European Monetary System (*EMS II*) in June – appreciated significantly against the euro in nominal terms. In turn, the euro gained 7.8 per cent versus the US dollar to end the year at US$ 1.36. Since their accession in May, the impact of the €/US$ exchange rate on the currencies of the new EU member-states has changed. Previously, a stronger euro usually went hand-in-hand with a weakening of the region's local currencies, but since EU accession, they have appreciated in parallel with the euro's powerful development. That is largely attributable to the growing presence of US$-based investors, who hope to achieve higher returns without an increase in their exchange-rate risks versus the US dollar by diversifying their euro investments into the markets of the new member-states. The Russian ruble and the Romanian leu were particularly strong and appreciated in nominal terms during the second half. While the ruble profited greatly from high oil prices, the leu's surge was triggered by the forthcoming opening of the Romanian market, privatization plans and the growing attractiveness of Romania as an investment target for foreign companies.

Budget performance varies

Overall, the new member-states managed to keep their current account deficits virtually static at an average of 4.3 per cent of GDP. However, budget deficits increased massively in some countries, despite the fact that tax revenues were boosted by their sustained economic momentum. National budgets are being affected by structural problems such as the need for reform of pension systems and the health and education sectors. Additional outlay is also being caused by the mandatory co-financing of projects subsidized partly out of EU funds.

Countries that wish to join the euro in 2009 must also join *EMS II* by not later than the first half of 2006. Alongside other criteria, the Maastricht Treaty requires a country to demonstrate the stability of its currency within *EMS II* for at least two years before the Council of Economic and Finance Ministers of the European Union (*ECOFIN*) can make a decision about its joining the euro. Poland and Slovakia are already contemplating *EMS II* membership in 2006.

Unlike in the new member-states, budget deficits in Southeastern Europe are relative small and fell in 2004 to average 2.1 per cent. Current account deficits in the region remained high at an average of 7.8 per cent of GDP, reflecting the need for greater competitiveness in foreign trade markets. Russia's thrifty spending policies and high earnings from oil exports have resulted in many years of budget and current account surpluses.

The development of the banking industry in Central and Eastern European

The banking industry in Central and Eastern Europe has undergone a remarkable transformation over the past 15 years. When the process began, national governments were faced with the need to re-structure their financial systems. The core features of reform were the creation of two-tier banking systems by privatizing formerly state-owned banks and the granting of licences to foreign banks as well as the development of solid legal frameworks and effective bank supervision. Plans were put into effect at various speeds, resulting in significant differences between the levels of maturity of banking markets from one country to the next.

International banks dominate; industry highly concentrated

Besides creating the basis for direct investment by international corporates, market entry by foreign banks also forced domestic banking industries to develop by exposing them to competition. International banks now dominate most markets in the region, and they have total market shares of over 90 per cent in Croatia, the Czech Republic, Estonia and Slovakia. There is a positive correlation between the market share of foreign banks and a market's maturity.

Market shares of banks whose majorities are foreign-held; in per cent of total assets


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Poland
Hungary
Czech Republic
Slovakia
Slovenia
Estonia
Latvia
Lithuania
Romania
Bulgaria
Croatia
Serbia*
Bosnia and Herzegovina
Albania
Russia
Ukraine
Belarus

As on 31 December 2003.
Sources: Local central banks, RZB Group Research.
** In the case of Serbia and Montenegro, Republic of Serbia only.*

Banking industries throughout the region are already highly concentrated. The aggregate market shares of the five biggest banks in each country average over 50 per cent, and their market shares in some smaller countries range from over 80 per cent (Lithuania) to nearly 100 per cent (Estonia).

Raiffeisen International has the region's most extensive network

The banking groups operating in Central and Eastern Europe pursue different strategies in the region. That is reflected by their market presence. Whereas some are focusing on a few markets where they have high market shares, *Raiffeisen International* is pursuing a more broadly conceived strategy that encompasses the entire region. It thus has the network with the biggest range of action in Central and Eastern Europe made up of banks located in 15 markets.

Total assets of the banking market; in per cent of GDP


Eurozone: 201%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1999
2000
2001
2002
2003

- *EU-8: Czech Republic, Hungary, Poland, Slovakia, Slovenia, Estonia, Latvia, Lithuania*
- *EU candidates: Bulgaria, Croatia, Romania*
- *SEE-6: Albania, Bosnia and Herzegovina, Macedonia, Moldova, Serbia and Montenegro (incl. Kosovo)*
- *Russia*
- *Belarus and the Ukraine*

Sources: Local central banks, RZB Group Research.

Rapid growth and a big future

Following a slow year in 2002, when balance-sheet totals grew by 3.5 per cent, the banking markets of Central and Eastern Europe grew rapidly again during 2003. Their aggregate balance-sheet total advanced by 10.1 per cent to € 572 billion. Growth was mainly driven by Russia (15.6 per cent), Hungary (19.8 per cent) and the countries that will be in the second round of EU enlargement, namely Bulgaria, Croatia and Romania (13.1 per cent).

Lending to households; in per cent of GDP


Eurozone: 49%
12%
10%
8%
6%
4%
2%
0%
1999
2000
2001
2002
2003

■ *EU-8: Czech Republic, Hungary, Poland, Slovakia, Slovenia, Estonia, Latvia, Lithuania*
■ *EU candidates: Bulgaria, Croatia, Romania*
□ *SEE-6: Albania, Bosnia and Herzegovina, Macedonia, Moldova, Serbia and Montenegro (incl. Kosovo)*
Russia
□ *Belarus and the Ukraine*

Sources: Local central banks, RZB Group Research.

Retail business gains in importance

Sustained rapid economic growth in recent years has promoted the development of a broader middle class. As incomes rise, personal banking is becoming more and more important alongside business with small and medium-sized enterprises.

Lending to personal banking customers rose by 23.8 per cent, far exceeding the 14.7 per cent overall increase in lending. As a result, the proportion of lending volumes accounted for by personal loans rose from 20 to 23 per cent. However, personal loans still only totalled 7 per cent of total GDP, as against 49 per cent in the eurozone. That too was an indicator of the region's huge potential for growth.

Summary of consolidated performance

Since 2001, the Consolidated Financial Statements of *Raiffeisen International* have been prepared on the basis of the *International Financial Reporting Standards* (*IFRS*). The legal position in Austria is that consolidated financial statements prepared in accordance with internationally accepted accounting principles have an exempting effect in that consolidated financial statements prepared in conformity with Austria's *BWG* (banking act)/*HGB* (commercial code) are no longer required. However, *Raiffeisen International* still publishes individual financial statements in conformity with Austrian law because they provide the formal basis for calculating distributions and taxes.

Raiffeisen International's Consolidated Group is made up of 15 *Network banks*, 14 finance leasing companies and a number of financial institutions and service providers. The Group carried out a major acquisition during the year under review, namely the takeover of Albania's *Banka e Kursimeve* (now *Raiffeisen Bank Sh.a.*), which was brought into the Consolidated Group as of April 2004. *Raiffeisen International* also acquired the majority of *Raiffeisen Securities and Investment Rt.* (*RSI*) from *RZB*. *Raiffeisen International* previously had a 40 per cent stake in this company, hitherto accounted for using the equity method. *Raiffeisen International* also set up a number of finance leasing companies in Bosnia and Herzegovina and Bulgaria.

The majority of *Raiffeisen International* is held by *RZB*, making it a part of the *RZB Group*. During the year under review, *RZB* sold shares in *Raiffeisen International* to new shareholders, namely the *EBRD*, the *IFC* and the *Regional Raiffeisen Banks*. It now holds an 86 per cent stake.

2004 was a year of growth and improved results

Besides increases in markets shares, the augmenting of sales structures and the introduction of new products, the year ended also saw the creation of new internal structures and the broadening of *Raiffeisen International*'s shareholder base. That was not just mirrored by continued growth. Profits also increased significantly. Profit before tax increased by 24 per cent from € 277 million to € 342 million. The Group's first profits from *Retail Customers* operations, launched on a region-wide basis just a few years ago, were particularly gratifying. As was assumed in the Group's strategic plans, it is this segment that is delivering the fastest rates of growth and biggest increases in volumes.

Taking into account the effects of capital consolidation, the new additions of the Consolidated Group contributed € 11 million to pre-tax profit. That is only about 3 per cent of consolidated profit, underscoring the vigour of *Raiffeisen International*'s organic growth.

The table below reviews the development of key items in the Consolidated Income Statement:

The development of Raiffeisen International's Consolidated Income Statement

€mn	***2004***	***Change***	***2003***	***2002***
Net interest income	*805.8*	*43.0%*	*563.7*	*393.7*
Net commission income	*298.1*	*39.9%*	*213.1*	*134.5*
Trading profit	*220.9*	*(8.6%)*	*241.6*	*199.7*
Other operating profit (loss)	*(26.0)*	—	*(0.2)*	*(1.9)*
Operating income	***1,298.8***	***27.6%***	***1,018.3***	***726.0***
Staff expenses	*(380.6)*	*28.1%*	*(297.2)*	*(219.1)*
Other administrative outlay	*(347.7)*	*26.8%*	*(274.2)*	*(229.3)*
Depreciation/amortization/write-downs	*(95.1)*	*9.0%*	*(87.2)*	*(62.0)*
General administrative expenses	***(823.3)***	***25.0%***	***(658.6)***	***(510.4)***
Profit from operating activities	***475.5***	***32.2%***	***359.6***	***215.6***
Provisioning for impairment losses	*(137.6)*	*57.1%*	*(87.6)*	*(49.5)*
Profit before tax	***342.2***	***23.7%***	***276.7***	***175.3***
Profit after tax	*271.3*	*19.3%*	*227.4*	*136.0*
Consolidated profit	***210.9***	***18.0%***	***178.7***	***103.5***

Profit from operating activities grew by about 28 per cent or € 281 million to € 1,299 million. The increase was primarily due to the healthy development of *Net interest income* and *Net commission income*. Despite the continued cost-intensive enlargement of the branch network, *General administrative expenses* increased by just 25 per cent or € 165 million and therefore by far less than the Group's balance-sheet total, which grew by 44 per cent.

Development of the Group's cost/income ratio


€mn
1,400
1,200
1,000
800
600
400
200
0
72%
70%
68%
66%
64%
62%
60%
58%
2001
2002
2003
2004
66.7%
70.3%
64.7%
63.4%
534
357
726
510
1,018
659
1,299
823
Operating income
General administrative expenses
Cost/income ratio

Because of a big increase in retail business volumes and the conservative approach to valuations that every Group unit has undertaken to employ, *Provisioning for impairment losses* increased by more than business volumes in percentage terms to exceed the previous year's figure by 57 per cent and total € 138 million.

The *Cost/income ratio*, which expresses general administrative expenses in relation to operating income, improved from 64.7 to 63.4 per cent, reflecting the advance in profit from operating activities.

Structure of profits



3%
90%
32%
27%
24%
17%
70%
23%
21%
19%
15%
50%
62%
54%
55%
50%
30%
10%
(10%)
(2%)
2001
2002
2003
2004
Net interest income
Trading profit
Net commission income
Other operating profit (loss)

The structure of *Operating income* – which increased by 28 per cent from € 1,018 million to € 1,299 million – changed compared with 2003. *Net interest income* (€ 806 million) continued to predominate, as its contribution to *operating income* rose sharply from 55 to 62 per cent. *Net commission income* (€ 298 million) also developed well and accounted for 23 per cent of *Operating income,* as against 21 per cent in 2003. On the other hand, the relative contribution made by *Trading profit* (€ 221 million) fell from 24 to 17 per cent. *Other operating profit (loss)* burdened profit to the amount of € 26 million. That was mainly due to an increase of € 15 million in write-downs to goodwill, which came to € 21 million.

Sustained powerful organic growth in Central and Eastern Europe combined with the first-time consolidation of the Albanian *Raiffeisen Bank* increased the Group's balance-sheet total by 44 per cent. On the other hand, *General administrative expenses* increased by just 25 per cent to € 823 million, demonstrating the efficient operational orientation of the Group's units.

The 44 per cent increase in *Income tax* to € 71 million outpaced the advance in profit. That was partly due to the first-time application of the flat tax in Slovakia in that the basis of assessment for taxation purposes was also broadened.

Profit after tax increased by 19 per cent from € 227 million to € 271 million. This disproportionately small increase compared with *Profit from operating activities,* which grew by 32 per cent, was largely attributable to above average *Provisioning for impairment losses* and an increase in the Group's tax burden.

Minority interests in profit increased by about 24 per cent to € 60 million. Alongside the increase in profit, that was also due to a minor change in the apportioning of the profits of Group units between profit with and profit without *Minority interests.*


The development of profit and return on equity
€mn
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
30%
20%
10%
0%
24.4%
19.9%
24.1%
22.3%
656
882
1,147
1,535
160
175
277
342
2001
2002
2003
2004
Average equity
Profit before tax
ROE before tax

Consolidated profit apportionable to *Raiffeisen International* came to € 211 million (2003: € 179 million). *Earnings per share* (EPS) rose by about 32 cents from € 3.57 to € 3.89. Capital increases during the year under review increased the number of issued shares from 50 to 62.5 million.

The substantial increase in the Group's equity base, which included ploughed-back profit from the 2003 financial year in addition to the proceeds from capital increases of about € 500 million, reduced the *Return on equity* (ROE). *Return on equity* measures profit before tax as a percentage of average equity. It came to 22.3 per cent, compared with 24.1 per cent in 2003.

Segment results by business segment

Raiffeisen International slightly changed the format of its business segment reporting during the financial year under review. Because of similarities in their front-office and back-office standards and their relatively minor importance within the Group, the *Public Sector* and *Financial Institutions* segments – previously reported separately – were assigned to the *Corporate Customers* segment. In addition, the demarcation of SME customers (small and medium-sized enterprises) between the *Corporate Customers* and *Retail Customers* segments was standardized, leading to a small shift in profit returns in favour of *Retail Customers*. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

Development of pre-tax segment earnings


€mn
250
200
150
100
50
0
(50)
(100)
154
221
230
(64)
(24)
43
95
87
112
(9)
(8)
(42)
Corporate Customers
Retail Customers
Treasury
Participations & Other
2002
2003
2004

The *Retail Customers* segment achieved an operational turnaround during the year under review. Having recorded a loss of € 24 million in 2003, it showed a profit of € 43 million in 2004. The advance in profit was facilitated by the increase in volumes. Interest margins in this segment remained high.

The *Corporate Customers* segment remained the Group's biggest. Its development was stable during 2004, with profit growing by € 9 million to € 230 million. The flattening-off of this segment's growth was partly due to standardization of the demarcation of SME customers as described above.

Profits in the *Treasury* segment (formerly *Proprietary Trading*), developed satisfactorily, with pre-tax profit rising by 28 per cent or € 25 million to € 112 million. The principal reason for the increase in profit was a quadrupling of the portfolio of held-to-maturity securities. Besides organic growth, it was also due to the acquisition in Albania and the first-time consolidation of *Raiffeisen Securities and Investment*.

The loss reported by the *Participations & Other* segment was largely due to entries carried out during capital consolidation. There was a € 15 million increase in write-downs to goodwill and a € 6 million drop in earnings from release of negative goodwill. The acquisition in Albania led to a scheduled write-down of € 6 million. There was also an unscheduled write-down of € 9 million to the goodwill of *Raiffeisen Krekova banka*.

Detailed review of items in the Income Statement

Net interest income

Raiffeisen International's Net interest income increased by 43 per cent from € 564 million to € 806 million. That increase almost perfectly matched the 44 per cent advance in the Group's balance-sheet total. The interest margin improved by 6 basis points from 3.25 per cent in 2003 to 3.31 per cent in 2004.

Interest margin development


3.4%
3.3%
3.2%
3.1%
3.0%
2.9%
2.8%
2.7%
2.6%
2.88%
3.05%
3.25%
3.31%
2001
2002
2003
2004

Interest income increase by 49 per cent to € 1,667 million. Interest income from *Loans and advances to customers* accounted for the larger part, namely 61 per cent, and the corresponding balance-sheet entry grew by 39 per cent. There was a sharp rise in *Interest income from financial investments* (held-to-maturity securities). The portfolio and interest income both grew, thanks above all to the inclusion of the *Network Bank* in Albania.

Interest expense increased by 56 per cent to € 862 million. That was mainly due to a sharp rise in *Interest expense on deposits from customers,* which grew by 85 per cent to € 514 million. The disproportionately large increase was attributable, among other things, to the Group's efforts to attract increased volumes of deposits from customers by making interest rates more attractive.

Provisioning for impairment losses

Net provisioning for impairment losses was 57 per cent up on the year at € 138 million. Net Provisioning for retail business increased by 55 per cent, which was less than the rapid growth recorded in loans outstanding to retail customers of 137 per cent. The 70 per cent increase in net provisioning for loans to corporate borrowers was much bigger than the 13 per cent growth in loans outstanding. The increased need for provisioning was due both to an increase in risk-weighted assets in the *Corporate Customers* segment and to a number of problem cases that arose primarily in Hungary, Poland and the Ukraine. The total also includes about € 8 million arising from the one-off effect of restructuring the loan portfolios of the Group's finance leasing units in Hungary.

The Group's loss rate (i.e direct write-downs and use of provisions for impairment losses in relation to loans outstanding) remained low, although it did rise from 0.09 to 0.15 per cent in the year under review.

Development of net commission income


€mn
300
250
200
150
100
50
0
2002
2003
2004
17%
7%
5%
15%
56%
11%
6%
3%
24%
56%
15%
6%
3%
21%
55%
Payment transfers
Credit and guarantee business
Securities business
FX, notes/coin, precious metals business
Other banking services

Net commission income by geographical segment


€mn
350
300
250
200
150
100
50
0
2002
2003
2004
8%
35%
57%
20%
33%
47%
15%
40%
45%
Central Europe
Southeastern Europe
CIS countries

Net commission income

Net commission income developed very well during 2004, increasing by 40 per cent or € 85 million to € 298 million. Commission income from *Payment transfers* was the biggest item, totalling € 162 million or 55 per cent of the total, and it was also the fastest-growing item in absolute terms, increasing by € 42 million. The 88 per cent increase in commission from *Other banking services*, which came to € 44 million, underscored the success of the Group's cross-selling activities. Commission from *Credit and guarantee business*, which was the second-largest item accounting for 21 per cent of the total, increased by 26 per cent to € 63 million.

There was a particularly rapid advance in commission income in Southeastern Europe, where it rose by 65 per cent to € 119 million. That was mainly due to an increase in payment transfer volumes.

Trading profit

Trading profit fell by 8 per cent or € 21 million to € 221 million. This item includes both realized and unrealized gains and losses arising from all positions in the trading portfolio net of the refinancing costs arising from asset items in the trading portfolio.

The decline in *Trading profit* was due to the development of exchange rates in Central and Eastern Europe. Whereas a number of Central and Eastern European currencies had depreciated relatively sharply in 2003, some appreciated significantly against the euro and US dollar during the year under review.

Although earnings from trading in *Foreign exchange and notes and coin* on behalf of customers rose, overall trading profit from currency-related transactions fell from € 222 million to € 206 million for the reasons described above.

Trading profit from interest-rate-related and credit products declined by 19 per cent to € 13 million. Although traded volumes of fixed-interest securities rose sharply, increasing by 51 per cent to € 2,032 million, results were affected by narrowing interest margins and minor valuation losses.

Net income from financial investments and current financial assets

Net income from financial investments and current financial assets is made up of *Net income from financial investments*, which in turn consists of *Net remeasurements of securities held to maturity* and *Net proceeds from sales of securities held to maturity*, and from *Net income from other current financial assets*, comprising *Net remeasurements of current financial assets* and *Net proceeds from sales of current financial assets*. *Net income from financial investments and current financial assets* contributed € 8 million to *Raiffeisen International*'s consolidated profit in the year under review. That was 169 per cent or € 5 million more than in the previous year.

Net income from financial investments increased from zero to € 4 million. The total includes *Net proceeds from sales of securities originated by the enterprise*, which came to € 1 million, and *Net remeasurements of equity participations* and *Net proceeds from sales of equity participations* totalling € 3 million. *Net income from other current financial assets* increased by 35 per cent to € 4 million.

General administrative expenses

General administrative expenses increased by 25 per cent or € 165 million to € 823 million. Over half of the increase was accounted for by *Staff expenses*, which rose by 28 per cent or € 83 million to € 381 million and made up 46 per cent of total *General administrative expenses*. € 75 million of the increase in *Staff expenses* was organic in origin; just € 8 million was attributable to newly consolidated companies.

Breakdown of general administrative expenses


€mn
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
12%
45%
43%
13%
42%
45%
12%
42%
46%
Staff expenses
Other administrative outlay
Depreciation/amortization/write-downs

The average number of staff working for the Group (full-time equivalent basis) increased by 20 per cent or 3,505 to 20,803. That was sightly less than the increase in *Staff expenses*, reflecting the general growth in personnel costs in this high-growth region. On the other hand, operating income per staff-member rose slightly from € 59 thousand to € 62 thousand.

Other administrative outlay increased by 27 per cent or € 74 million to € 348 million to account for 42 per cent of total operating expenses.

Breakdown of other administrative outlay in 2004


Office expenses
4%
Other items
20%
Deposit guarantees
7%
Advertising
13%
Legal and
consultancy
7%
Communication
9%
IT
13%
Premises, rents
27%

The largest item within *Other administrative outlay* was *Premises and rents*, which grew by 19 per cent or € 15 million to € 93 million. *IT* and *communication costs* increased by 45 per cent to € 78 million, reflecting expenditure on system changeovers and the increase in repair and maintenance costs that resulted from bigger business volumes. The steadily rising need for information about regulatory requirements in individual countries was also a major contributor to these costs. Outlay on *Legal and consultancy services* grew by 59 per cent or € 9 million to € 23 million.

Because of an extraordinary write-down to a software project of € 11 million carried out in the previous year, year-on-year comparisons of *Depreciation/amortization/write-downs of tangible and intangible fixed assets* are of limited meaning. That item came to € 95 million in 2004, which was 9 per cent more than in 2003. € 22 million of the total was accounted for by intangible fixed assets.

Other operating profit (loss)

Other operating profit (loss) reversed from a profit of € 1 million to a loss of € 30 million. Among other things, that item includes net income from non-banking activities of € 11 million (increase of € 5 million) and other non-profit-dependent taxes of € 22 million (increase of € 2 million).

The change was mainly due to the effects of capital consolidations. The first-time consolidation of *Raiffeisen Bank Sh.a.*, Tirana, increased goodwill amortizations by € 6 million. In addition, the goodwill attributed to *Raiffeisen Krekova banka d.d.*, Maribor, had to be written down by € 9 million because the company's profits failed to live up to initial expectations. Moreover, one-off income from goodwill accrued and recognized in the Income Statement at the amount of € 7 million in connection with the *first-time consolidation of the finance leasing companies in Central and Eastern Europe* boosted profit in 2003. Another one-off effect in 2003 was the sale of premises of *Raiffeisen Bank S.A.*, Bucharest, that were largely not needed for operational purposes. The proceeds came to € 4 million.

Structure of balance-sheet assets


€mn
30,000
25,000
20,000
15,000
10,000
5,000
0
10%
19%
55%
16%
13%
13%
57%
17%
10%
15%
56%
19%
2002
2003
2004
Loans and advances to banks
Loans and advances to customers
Securities
Other assets

Structure of loans and advances to customers


Public sector
3%
Other
1%
Retail – SME
15%
Retail – Private Individuals
24%
Corporate
57%

Balance-sheet development

The *Balance-sheet total* of *Raiffeisen International* grew by 44 per cent or € 8.8 billion from € 20.1 billion at year-end 2003 to € 28.9 billion on the reporting date.

Roughly four fifths of the increase or € 7.1 billion was attributable to the Group's organic growth. Acquisitions only increased its balance-sheet total by € 1.7 billion.

Growth in the balance-sheet total on the assets side of the Balance Sheet was above all generated by *Loans and advances to customers*, which increased by 39 per cent or € 4.5 billion to a total of € 16.2 billion. Deducting *Impairment losses on loans and advances* of € 366 million, that item still accounted for the majority of the Group's balance-sheet assets, namely 55 per cent. The fastest growing item was lending to *Retail Customers*, which grew from € 2.7 billion to € 6.3 billion. However, part of that growth was due to the reallocation of some SME customers from the *Corporate Customers* to the *Retail Customers* segment in the course of the Group-wide standardization of the customer demarcation process. The majority of lending is still assigned to the *Corporate Customers* segment, which accounted for € 9.3 billion of *Loans and advances to customers*.

For a number of reasons, the balance-sheet items included in *Securities* in the chart increased sharply from € 2.6 billion to € 5.4 billion: *Tatra banka*'s financial investments grew rapidly, and trading portfolios also grew, especially in Poland and Bulgaria. Financial investments totalling € 1.2 billion arose from the acquisition in Albania.

On the liabilities side of the Balance Sheet, *Deposits from customers* increased by 50 per cent or € 6.1 billion to € 18.2 billion. That made them the biggest liabilities item, accounting for 63 per cent of the total. Almost all of the increase was due to growth in deposits from *Retail Customers*, which increased by 92 per cent to € 10.5 billion. *Raiffeisen Bank* in Albania accounted for € 1.5 billion of that total. As a result, *Deposits from customers* increased from 103 to 112 per cent of *Loans and advances to customers*.

Structure of balance-sheet liabilities


€mn
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
9%
6%
65%
20%
8%
5%
60%
27%
9%
5%
63%
23%
Deposits from banks
Other liabilities
Deposits from customers
Own funds

Breakdown of consolidated equity


€mn
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
227
204
715
276
282
820
337
522
1,318
Minority interests
Earned capital
Paid-in capital

Although the proportion of the balance-sheet total accounted for by *Deposits from banks* fell from 27 to 23 per cent, it increased by 24 per cent or € 1.3 billion in absolute terms to total € 6.6 billion. In particular, long-term funding by international banks and supranational institutions increased by 40 per cent to € 3.6 billion.

Development of equity

Equity on the Balance Sheet

On the reporting date, *Equity* inclusive of *Consolidated profit* and *Minority interests* came to a total of € 2,177 million (2003: € 1,379 million). That translates into a year-on-year increase of 58 per cent or € 798 million. *Paid-in capital* – made up of subscribed capital and capital reserves – increased by € 497 million as a result of contributions by *RZB* and *Raiffeisen International*'s new shareholders net of issuing costs. *Earned capital* increased by 85 per cent or € 240 million to € 522 million. That total is made up of *Profit* during the year under review at the amount of € 211 million and *Retained earnings,* whose total resulted from ploughed-back profit from the year 2003 at the amount of € 146 million as well as the effects of movements in foreign exchange rates in Central and Eastern Europe (€ 42 million), capital hedges (€ 2 million), hyperinflation accounting (€ 5 million) and consolidation and other changes (€ 12 million).

Minority interests in equity increased by 22 per cent or € 61 million from € 276 million in 2003 to € 337 million in 2004. Besides the net result of other factors, that was also due to *Minority interests in profit* for 2004, which came to € 60 million.

Regulatory own funds pursuant to BWG (banking act)

As a subsidiary of *RZB*, *Raiffeisen International* is not a separate banking group within the meaning of *BWG*. Consequently, it is not itself subject to regulatory requirements as a Group. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The consolidated *Own funds* of *Raiffeisen International* within the meaning of the Austrian *Bankwesengesetz* (*BWG*) came to € 2,360 million at the end of the financial year. That was 61 per cent or € 897 million more than the previous year's figure of € 1,463 million.

The development of own funds and excess own funds




€mn
2,500
2,000
1,500
1,000
500
0
60%
50%
40%
30%
20%
10%
0%
56%
44%
43%
50%
2,360
1,571
1,463
1,071
1,024
793
743
507
2001
2002
2003
2004
Required own funds
Actual own funds
Excess own funds

At year-end, the Group's *Core capital* came to € 1,977 million, which was 64 per cent or € 772 million more than in 2003. Besides *Profit* in the year under review, the sharp rise was above all due to *Capital increases* totalling approximately € 504 million. Whereas stronger exchange rates in Central and Eastern Europe had a positive impact (€ 52 million), goodwill arising from the acquisition in Albania was deducted directly (€ 62 million) because of changes in consolidation policies.

Additional own funds increased by 52 per cent to € 403 million. The greater part of *Subordinated own funds* was contributed by *RZB*.

Those own funds compared with a regulatory *Own funds requirement* of € 1,571 million (2003: € 1,024 million), resulting in a substantially improved *Excess own funds* position of € 789 million or 50 per cent (previous year: € 439 million or 43 per cent).

The Group's 2004 *Core capital ratio* – measured in terms of its total own funds requirement – came to 10.1 per cent, which was 0.7 percentage points up on the previous year. Its *Own funds ratio* rose by 0.6 percentage points from 11.4 to 12.0 per cent.

Resources

The number of people working for the Group (full-time equivalent basis) passed 20,000 for the first time in 2004. 22,851 people were employed by *Raiffeisen International* at year-end, which was some 24 per cent more than a year earlier. The workforce had thus more than doubled compared with year-end 2001. The majority of staff, namely 10,292 people or about 45 per cent of the total, were working in the Group's Southeastern Europe region, where the acquisition in Albania had also added 1,026 employees by year-end.

There was likewise a powerful increase in the number of business outlets. The addition of 84 branches in Albania and a net increase of 110 new outlets of existing units gave the Group a total of 916 business outlets in Central and Eastern Europe at the end of 2004. That was 27 per cent more than the previous year's total of 722 business outlets.

Outlook for 2005

The economic environment and the banking industry

The economies of Central and Eastern Europe should not suffer any major decline in the tempo of growth as their currencies strengthen. Despite subdued exports, economic growth in the eurozone should be rapid in 2005, with powerful domestic demand driven by lively investment compensating for most of the loss of export momentum. The markets of Southeastern Europe and Russia and the other CIS countries should grow even more rapidly.

Interest rates in Central and Eastern Europe are likely to continue to converge with the EU, leading to a decline in net interest margins in some of the Group's markets. However, that should be largely offset by rising monetarization and disposable incomes.

Further increase in profits expected

Raiffeisen International expects its growth to continue to surpass the market average in 2005. The *Retail Customers* segment should go on growing disproportionately rapidly. The Group's focuses during 2005 will be the ongoing enlargement of the branch network in Central and Eastern Europe and the continued development of mortgages and short-term loan products. However, *Raiffeisen International* will also be pressing ahead with the expansion of its finance leasing operations and business with small and medium-sized enterprises. The Group will be placing particular priority on continuing to improve its management of risks and accounts receivable.

The Group is planning to substantially increase its lending to personal banking customers in the period up to the end of 2005. One of the motors of that increase will be the sustained momentum of growth in the credit cards market, where the Group is striving for a significant increase on its current total of 300,000 issued cards. Deposits business remains a valuable key to attracting new customers, and it should grow powerfully up to year-end. As a consequence, the retail customer base should continue to develop rapidly.

Raiffeisen International will continue to consider takeover opportunities in Central and Eastern Europe during 2005. The criteria for decisions will remain business viability and compatibility with the Group's strategy and evolved structure. However, *Raiffeisen International* will primarily strive to build up its market position through organic growth.

Events after the balance-sheet date

Changes in the Managing Board and Supervisory Board

Martin Grüll was appointed to the Managing Board and named Chief Financial Officer at the beginning of January. At the end of January, Peter Woicke and Stewart Gager joined the Supervisory Board. Until 31 January, Peter Woicke was Chairman of the *International Finance Corporation* and a senior representative of the *World Bank Group*. Stewart Gager was nominated to the Supervisory Board by the *European Bank for Reconstruction and Development*. For many years, he has held senior posts at a number of major banks.

General Meeting of Shareholders to approve capital increase

The Extraordinary General Meeting of Shareholders of *Raiffeisen International* on 8 March 2005 will be asked to authorize the Managing Board to increase the Company's share capital by up to € 67 million or 17.6 per cent by issuing new shares. At year-end 2004, *Raiffeisen International*'s issued share capital totalled € 380.4 million. In addition, the Extraordinary General Meeting of Shareholders will be asked to approve a two-for-one stock split that would double the existing number of shares to 125 million.

These changes would create the structural prerequisites for an IPO by the Company, which is being planned for the second quarter of 2005.

Sale of shares in Raiffeisen Krekova banka

In June 2004, *Raiffeisen International* sold 25 per cent plus one share of *Raiffeisen Krekova banka* to *RBSI Holding GmbH*, Graz. *RBSI* is an indirectly held subsidiary of *Raiffeisenlandesbank Steiermark, reg. Gen. m.b.H.* (80 per cent) and *Raiffeisenlandesbank Burgenland Revisionsverband reg. Gen. m.b.H.* (20 per cent). The effectiveness of the contract of sale is contingent upon the granting of the banking licences and regulatory approvals required under Slovenian law. The licensing and approval procedures have yet to be completed.

Segment reports

Segmentation at *Raiffeisen International* is primarily customer based. In conformity with *IFRS 14*, it corresponds to the functional remits within the Managing Board of *Raiffeisen International*. The financial statements distinguish between the following customer segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

The *Corporate Customers* segment encompasses business with domestic and international key accounts. The *Retail Customers* segment encompasses private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million.

Secondary segmentation groups together geographical regions that are in a similar state of development, as follows:

- Central Europe (CE)
- Southeastern Europe (SEE)
- The Commonwealth of Independent States (CIS countries).

The segment reports that follow are based on the Group's secondary segmentation. That is because a description of regions and the activities of the banks operating in them is easier to understand than a review of customer segments, whose development differs considerably from one geographical market to the next. Comments herein focus primarily on the development of the *Network Banks* because they handle the lion's share of *Raiffeisen International*'s business volumes. Finance leasing companies and specialist subsidiaries in the investment banking and fund segments are not discussed in detail, even though they too are growing rapidly. The figures stated here are taken from the Consolidated Financial Statements, which were prepared in conformity with the *International Financial Reporting Standards* (*IFRS*). They may vary from data published locally.

Central Europe

The banking landscape

Restructuring and the subsequent privatization of the banking industries of the eight new EU member-states in the region were largely completed by the end of 2001. The vast majority of banks in those countries are now in private – and usually international – hands. The exceptions are Hungary's *OTP* and Latvia's *Parex Banka*. Poland's *PKO*, which is the country's biggest bank, was partially privatized by way of an IPO in the autumn of 2004.

€000 or per cent	***2004***	***Change***	***2003***
Net interest income	*420,655*	*32.1%*	*318,405*
Provisioning for impairment losses	*(69,429)*	*33.1%*	*(52,148)*
Net interest income after provisioning	*351,226*	*31.9%*	*266,257*
Net commission income	*134,444*	*37.2%*	*97,956*
Trading profit	*123,090*	*(13.7%)*	*142,608*
Net income from financial investments	*5,658*	*233.8%*	*1,695*
General administrative expenses	*(438,204)*	*16.2%*	*(377,211)*
Other operating profit (loss)	*(13,452)*	—	*4,874*
Profit before tax	***162,763***	***19.5%***	***136,179***
Segment's contribution to consolidated profit before tax	*47.6%*	*(1.7 PP)*	*49.2%*
Balance-sheet total	*15,087,569*	*28.1%*	*11,778,467*
Segment's contribution to consolidated balance-sheet total	*52.2%*	*(6.5 PP)*	*58.7%*
Risk-weighted assets (§ 22 BWG)	*10,902,339*	*43.3%*	*7,607,527*
Number of staff (full-time equivalent basis)	*8,312*	*12.6%*	*7,378*
Business outlets	*343*	*20.4%*	*285*
Cost/income ratio	*65.5%*	*(1.6 PP)*	*67.1%*
Average equity	*852,342*	*25.1%*	*681,564*
Return on equity (ROE) before tax	*19.1%*	*(0.9 PP)*	*20.0%*

A small increase in the interest margin in conjunction with substantial growth in the securities portfolio (increase of 184 per cent) led to slightly faster growth in *Net interest income* than in *Balance-sheet total*.

The increase in *Provisioning for impairment losses* was primarily due to value adjustments needed in connection with used car leasing services in Hungary, which are a niche product. Remedial action was taken, restructuring the portfolio. However, the Group's risk/earnings ratio was virtually unchanged at 17 per cent, as against 16.4 per cent in 2003. The powerful growth in *Net commission income* underscored the success of *Raiffeisen International*'s cross-selling work. There was a disproportionately large increase in *Net income from financial investments* that reflected income both from sales of equity participations and from remeasurements of securities.

The increase in *Risk-weighted assets* and the enlargement of the Group's network of banking outlets reflected its effective penetration of the retail banking market. However, despite expansion, the increase in the workforce was the smallest in recent years. *Other operating profit (loss)* reflected the one-off costs of the write-down to the goodwill of *Raiffeisen Krekova banka* in Slovenia. It was necessary because profits failed to live up to expectations.

Czech Republic

Raiffeisenbank a.s. was founded in 1993. According to Czech national bank data published in November 2004, it is now the country's sixth-largest bank with a balance-sheet total of € 2,077 million. It has held its own well in the corporate und retail banking segments in a very competitive and consolidated market environment. The Czech banking market is considered to be well developed compared with the markets of other Central and Eastern European countries. However, growth is expected to remain generally rapid, especially in the personal and mortgage loan sectors of the *Retail Customers* segment.

Seven new banking outlets opened during the year under review, giving the bank a sales network of 49 outlets at year-end 2004. In the medium term, *Raiffeisenbank a.s.* plans to increase its market presence to a total of 60 outlets across the country. The principal focus will be Prague, the capital. The bank's regional expansion will above all serve the development of business with personal banking customers and small and medium-sized enterprises. At year-end 2004, *Raiffeisenbank a.s.* had 132,000 customers in that segment, which was 20 per cent more than at the end of the previous year. Among other things, the number and volume of *Quick Loan* sales more than doubled to over 14,000 agreements worth about € 30 million in local currency. The bank granted more than 1,400 mortgage loans to private borrowers during the year under review (growth of 13 per cent), whereby the associated volume outstanding came to nearly € 62 million in local currency.

The volume of loans in the *Corporate Customers* segment increased by 12 per cent to roughly € 115 million, thanks not least to 200 new customers (giving a total of 1,900), many of which are foreign investors. The arranging and syndication of four loans with a total volume of about € 115 million underlined *Raiffeisenbank*'s growing importance in this field.

Raiffeisenbank recorded a pre-tax return on equity of 13.8 per cent (as against 12.1 per cent in 2003). Its cost/income ratio sank from 78.9 per cent in 2003 to 74.3 per cent in 2004.

Raiffeisen-Leasing Real Estate remains one of the country's four largest real-estate leasing companies. It ranked 12th overall among the local finance leasing companies with new business totalling € 48.2 million.

Hungary

Raiffeisen Bank Rt. was set up as *Unicbank Rt.* back in 1986, three years before the fall of the Iron Curtain. It began business operations the following year. According to the Hungarian financial markets supervisors, it is the country's sixth-largest bank with a balance-sheet total of € 4,317 million. It is the second-largest bank in the *Raiffeisen International Group* just behind *Tatra banka*, Slovakia. Alongside the classical banking fields – retail, corporate und investment banking – it is also a specialist in servicing local authorities. It was the only bank in the country to record gains in market share on both sides of the balance sheet in the local authorities market during the year under review, reinforcing its position as the sector's No. 2 in Hungary.

Raiffeisen Bank opened 22 new branches during 2004, taking the number of banking outlets up to 71. Six are in Budapest. The customer base also grew, mirroring the rapid development of the sales network. The number of personal banking customers grew massively to 250,000, and the bank had a corporate customer base of 1,800. The bank's canvassing for new customers was supported by numerous new products and services. For instance, the *call centre* for corporate customers is now open round the clock and seven days a week. In the corporate mortgage loans field, *Raiffeisen Bank* was one of the country's first banks to accept farmland as loan security. The bank's most notable achievements in the investment banking field included arranging public takeover bids for four listed companies and acting as lead manager for a bond with a volume of about € 10 million in local currency for the city of Debrecen.

During the 2004 financial year, *Raiffeisen Bank* recorded an unchanged pre-tax return on equity of 27.5 per cent. Its cost/income ratio was 54.4 per cent, as against 50.5 per cent in 2003.

Raiffeisen Lízing Rt. concentrates mainly on new car business. It ranks sixth in the overall finance leasing market, having recorded € 180.6 million of new business during 2004.

Poland

Raiffeisen Bank Polska S.A. was set up in 1991. It was Poland's second foreign bank and, at the same time, *RZB*'s second banking institution abroad. Its activities focus mainly on small and medium-sized enterprises and personal banking customers. It has repeatedly received awards from leading Polish business magazines in recognition of its broad product line and high quality standards. At year-end 2004, it had 70 banking outlets across the country serving 2,900 corporate customers and over 170,000 personal banking customers. That translates into year-on-year growth of nearly 60 per cent. The number of issued credit cards is a particularly clear reflection of the bank's rapid growth in the *Retail Customers* segment. The 110,000 cards issued by year-end were double the total issued by the end of 2003. According to *Rzeczpospolita*, Poland's leading business magazine, that represents a market share of nearly 6 per cent.

The development of products that cater specially for personal banking customers and very small businesses (e.g. *R-Profit Businessman*, investment funds and life insurance packages) have given greater depth to the bank's customer relationships and helped it attract new customers.

Following growth in its balance-sheet total of about 45 per cent to € 2,691 million, *Raiffeisen Bank Polska* now ranks eleventh among Poland's banks (likewise according to *Rzeczpospolita* on 2 March 2005). Its return on equity before tax of 18.6 per cent was 2.7 percentage points up on the year. At the same time, its cost/income ratio fell from 78.1 to 65.2 per cent, reflecting a significant improvement in its profit position. The bank is also Poland's leading supply of factoring services with a market share of 25 per cent by way of its subsidiary *Raiffeisen Faktoring Sp. z o.o.*

Thanks to its nationwide activities, *Raiffeisen Leasing Polska S.A.* ranked second among the country's local finance leasing companies, recording new business of € 280 million. It was once again the Group's largest and most profitable finance leasing subsidiary.

Slovakia

According to provisional figures for 2004 published by Slovakia's banks, *Tatra banka* a.s. is the country's third-largest bank with a balance-sheet total of € 4,326 million. At the same time, it is the biggest bank in the *Raiffeisen International Group* (closely followed by *Raiffeisen Bank Rt.*, Budapest). It was set up in 1991, when Czechoslovakia still existed, as the third bank in the growing *RZB Network*. *RZB* and its partners have kept the well-established name of what was the country's first private bank (although it was nationalized in the middle of the 20th century and effectively put out of operation after that). *Tatra banka* is particularly successful in the corporate und retail banking segments. Despite growing competition, it has been able to defend its market share of nearly one fifth in the local and international key accounts markets and of over one quarter in the credit and non-bank customer deposits markets. The arranging of syndicated large-scale loans for renowned clients such as *Home Credit,* participation in the syndicates for major companies such as *Slovalko* and *Slovenske Elektrarne* and the development of new products in the public-private partnership and EU-subsidized loans markets have made an important contribution to *Tatra banka*'s success and growing public profile.

Eleven outlets were opened across the country during 2004, and three smaller outlets were closed. Two of those were banks at border crossings that lost their importance when Slovakia joined the EU. As a result, *Tatra banka* had 111 banking outlets at year-end 2004 serving 1,500 corporate and 590,000 retail customers. That was 9 per cent more than a year earlier. Customer deposits grew by 11 per cent, likewise underscoring the success of the bank's growth strategy. *Tatra banka*'s principal focus on the assets side of the balance sheet in the *Retail Customers* segment is mortgage loans, of which it granted the equivalent of over € 200 million in 2004. *Tatra banka* recorded a pre-tax return on equity of 25.2 per cent (increase of 5.8 percentage points) and a cost/income ratio of 60 per cent (as against 64.2 per cent in 2003), making it one of *Raiffeisen International*'s most successful subsidiaries.

Despite stiff competition, *Tatra Leasing* continued to expand its car leasing operations to record € 118 million of new business and a market share of 11 per cent.

Slovenia

Raiffeisen Krekova banka d.d. was initially set up in 1992 as *Krekova banka*. The ideas of its founder Janez Evangelist Krek were very similar to those of Friedrich Wilhelm Raiffeisen, creating a good starting point for the takeover by *RZB* in 2002. According to data published by the Slovenian national bank in February 2005, the bank ranks ninth among the country's 21 banks with a balance-sheet total of € 669 million (24 per cent up on the year). Overall, the Slovenian banking market grew by nearly 12 per cent to a volume of roughly € 23.7 billion during 2004. *Raiffeisen Krekova banka* and its 13 banking outlets focus primarily on servicing 75,000 small and medium-sized enterprises and personal banking customers. It recorded a market share of 2.3 per cent in the corporate loans market – where it serves 65 corporate customers – and nearly 5 per cent in the personal loans market, where mortgage loans developed particularly well.

Raiffeisen Krekova banka posted a return on equity of 3 per cent and a cost/income ratio of 92.1 per cent. Both figures reflect the bank's sustained high level of investment in product development and the evolution of technical infrastructures and premises. For instance, the bank was the first in the Slovenian marketplace to offer foreign investment funds for subscription. Its product line currently includes ten of the funds managed by *Raiffeisen Capital Management*, which is Austria's leading fund management company. The implementation of *Globus* as its new core banking system, planned for this year, will significantly improve internal processes and should also lead to a big increase in transaction volumes.

Raiffeisen Leasing concluded a number of major real-estate transactions in the commercial and industrial leasing segments. It remains one of the country's leading property companies.

Southeastern Europe

The banking landscape

The situation in the banking sectors of EU accession candidates Bulgaria, Croatia and Romania is comparable to that of Central Europe. The privatization process in Bulgaria was completed in 2003, and the two major banks in Romania in which the state still has majority stakes – *BCR* and *CEC* – are soon to be privatized. Following several years of particularly rapid growth, the Croatian banking market is now more saturated than that of Bulgaria or Romania.

The other banking markets in Southeastern Europe are currently at a much less advanced stage of their development. The banking industry in Bosnia and Herzegovina has had to rebuild virtually from scratch, and the restructuring of the banking industry in Serbia has only just began. The situation is different in Albania, where the privatization process recently reached its climax so far with the sale of *Banka e Kursimeve* – now *Raiffeisen Bank* – at the beginning of 2004

€000 or per cent	2004	Change	2003
Net interest income	263,057	52.9%	172,090
Provisioning for impairment losses	(44,629)	89.8%	(23,508)
Net interest income after provisioning	218,428	47.0%	148,582
Net commission income	118,817	63.9%	72,476
Trading profit	65,117	21.6%	53,569
Net income from financial investments	2,645	—	(5)
General administrative expenses	(294,375)	36.4%	(215,797)
Other operating profit (loss)	(9,824)	—	824
Profit before tax	**100,808**	**69.0%**	**59,649**
Segment's contribution to consolidated profit before tax	29.5%	7.9 PP	21.6%
Balance-sheet total	10,466,329	85.0%	5,657,053
Segment's contribution to consolidated balance-sheet total	36.2%	8.0 PP	28.2%
Risk-weighted assets (§ 22 BWG)	5,937,631	69.8%	3,497,860
Number of staff (full-time equivalent basis)	8,999	34.3%	6,701
Business outlets	496	40.5%	353
Cost/income ratio	67.4%	(4.7 PP)	72.1%
Average equity	464,202	48.1%	313,376
Return on equity (ROE) before tax	21.7%	2.7 PP	19.0%

Roughly 30 per cent of the increase in *Balance-sheet total* and *Net interest income* was due to the acquisition in Albania. The Group's banks in Romania and Serbia and Montenegro achieved powerful organic growth, recording a doubling of loan volumes during the year under review. The disproportionately big increase in *Provisioning for impairment losses* was mainly attributable to allocations of provisions for personal loans in Croatia and corporate loans in Serbia and Montenegro.

The exceptionally large increase of nearly 64 per cent in *Net commission income* was primarily due to the successful development of the Group's *Retail Customers* operations. Over half of that growth was generated by *Raiffeisen Bank* in Romania, whose *Net commission income* rose by nearly 90 per cent. The increase in *Trading profit* was above all the result of earnings from foreign exchange business with customers in Croatia and Serbia and Montenegro. The increase in *General administrative expenses* was mainly caused by the enlargement of the branch network and the first-time consolidation of *Raiffeisen Bank* in Albania. That addition to the scope of consolidation also increased write-downs to goodwill, affecting *Other operating profit (loss)*.

Albania

Raiffeisen Bank Sh.a. is the newest member of the *Raiffeisen International Group*. It was registered as *Banka e Kursimeve* in 1992 and was state-owned until was acquired by *RZB* for *Raiffeisen International* in April 2004 to be renamed *Raiffeisen Bank* in October. This was Albania's largest-ever privatization, with a selling price of US$ 126 million. Immediately after the takeover, an ambitious modernization project began during which the core banking system was replaced in the space of less than four months and numerous processes and structures were reviewed and enhanced. Extensive renovation of the bank's branches also began to create a more professional and customer-friendly high-street presence. At the same time, *Raiffeisen Bank* began developing the country's biggest ATM network. There were already 47 ATMs in operation at year-end 2004, and roughly 10,000 *Visa* debit cards had been issued.

In the years before its takeover, the Albanian savings bank was not allowed to do any credit business. Consequently, the development of credit operations in the SME and *Corporate Customers* segments is of particular importance. To that end, the bank has already begun intensive staff training and started introducing new business processes. According to the Albanian national bank, aggregate loan volumes in Albania grew by 10 per cent in the third quarter of 2004. Local competitors' intensified efforts to attract new customers and sell their products are being seen – among other things – as a response to *Raiffeisen*'s market entry and its announcement that it will be stepping up its credit operations. The bank already had a corporate loans portfolio of about € 23 million at year-end, whereby credit lines were being granted both for working capital and for investment financing purposes.

According to data published by the Albanian national bank in October 2004, *Raiffeisen Bank* is Albania's largest bank. At year-end, it had a balance-sheet total of € 1,647 million, which was roughly 18 per cent up on the year. Some 100 corporate customers and roughly 300,000 retail customers were being served by 84 banking outlets. The bank had a market share of 57 per cent in the deposits segment.

Raiffeisen Bank recorded a pre-tax return on equity of 56.6 per cent and a cost/income ratio of 49.9 per cent.

Bosnia and Herzegovina

Raiffeisen Bank d.d. Bosna i Hercegovina is the country's largest bank (based on comparisons with the published balance sheets of other banks in Bosnia and Herzegovina) with a balance-sheet total of € 1,053 million (47 per cent up on the year). In a banking landscape characterized by growing concentration and consolidation, it was able to position itself very solidly with a market share of about one fifth. The most striking changes in the market environment during 2004 were the mergers of *Zagrebacka Banka* with *Universal Banka* and *HVB* with *Central Profit Banka*. *Raiffeisen Bank* has one of the biggest networks of any domestic financial institution with a total of 62 banking outlets (2003: 58). It was set up by private investors in 1992 under the name *Market banka* and was already the most profitable bank in Bosnia and Herzegovina when it was acquired by RZB in July 2000. The bank's takeover was the first inorganic addition to the *RZB Network*.

Raiffeisen Bank had 8,500 corporate customers at year-end. Its most notable product development was the market launch of its bill guarantee product. By guaranteeing corporate bills, *Raiffeisen Bank* helps its customers improve their liquidity by extending their payment horizons.

The *Retail Customers* segment also grew rapidly, resulting in an increase in its personal customer base of about one fifth to 440,000. Deposits by retail customers increased by more than a quarter to € 376 million, giving the bank leadership in this market with a market share of 30 per cent.

Raiffeisen Bank recorded a pre-tax return on equity of 22.9 per cent (as against 30.2 per cent in 2003) and a cost/income ratio of 63.7 per cent (compared with 62.2 per cent in 2003).

Raiffeisen Leasing established a solid reputation in its first year of operation. It recorded new business volumes of € 17.9 million, giving it a market share of 16 per cent and ranking it third among the country's domestic finance leasing companies.

Bulgaria

Raiffeisenbank (Bulgaria) EAD was founded in 1994. It operates in a highly competitive market worked by 35 banks, almost all of which are privately owned and nearly 90 per cent of which are foreign-owned. The process of market consolidation began at the end 2004 when *Hebros Banks* was taken over by the *HVB Group.* According to data published by the Bulgarian national bank at year-end 2004, *Raiffeisenbank* ranks fourth in Bulgaria with a balance-sheet total of € 1,026 million and has a market share of about 8 per cent. Credit was the market's fastest-growing segment, with lending to personal banking customers growing by 63 per cent and mortgage lending growing by 147 per cent. However, the speed of growth has already triggered initial countermeasures by the national bank such as the introduction of an 8 per cent reserve requirement. According to the national bank, *Raiffeisenbank's* growth has outstripped the market average in virtually every business segment and has in some cases substantially exceeded it. *Raiffeisenbank's* balance-sheet total grew by 137 per cent (market as a whole: 44 per cent), its lending to corporate customers grew by 44 per cent (market as a whole: 38 per cent), and its lending to private individuals grew by 221 per cent (market as a whole: 79 per cent). Having opened 15 new branches, *Raiffeisenbank* had 52 banking outlets at year-end 2004. It plans to increase its high-street presence to about 70 locations by year-end 2005.

In the *Corporate Customers* segment, the bank already includes 40 of the country's 100 largest companies among its customers. Impressive growth in its credit operations and the resulting market share of 9 per cent in the credit market underscore the bank's status as one of Bulgaria's leading financial institutions. In all, it serves 1,100 corporate customers. In partnership with *RZB, Raiffeisenbank* participated in an international syndicate for a loan of € 450 million for *MobilTel.*

Raiffeisenbank's product line for personal banking customers includes a full range of banking services. It was able increase its retail customer base by over half to 140,000. New products introduced during the year under review included *depositary* products with terms of between two and five years. Refinancing agreements for the key SME sector were signed with international financial institutions such as the *EBRD*, the *European Investment Bank* (*EIB*), the *Council of Europe Development Bank* (*CEB*) and the *Kreditanstalt für Wiederaufbau* (*KfW*). The associated lines (€ 70 million at year-end) are medium-term to long-term and are favourably priced.

Raiffeisenbank recorded a pre-tax return on equity of 41.6 per cent (as against 49 per cent in 2003) and a cost/income ratio of 45.3 per cent (as against 52.2 per cent in 2003).

Raiffeisen Leasing Bulgaria OOD opened its doors in mid-year. For the time being, it is focusing on vehicle leasing.

Croatia

A number of measures by the Croatian national bank affected the country's domestic banking market during 2004. Their purpose was to brake the aggressive growth in lending, which was felt to be one of the principal reasons for Croatia's escalating foreign indebtedness. *Raiffeisenbank Austria d.d.* developed very well within that environment. The growth in its balance-sheet total far exceeded the overall market average of about 11 per cent at 30 per cent. However, the market's growth was slowed by mergers and liquidations that reduced the number of banks in Croatia by five. According to national bank figures, *Raiffeisenbank* ranked fourth among the country's domestic banks with a balance-sheet total of € 3,187 million. It had 34 banking outlets at year-end, as against 29 at the end of 2003. Since it was founded in 1994, the bank's rapid growth has quickly turned it onto one of Croatia's industry leaders.

During the period under review, *Raiffeisenbank*'s portfolio of loans to its 1,200 corporate customers (including guarantees, letters of credit and unused lines of credit) grew by 23 per cent to over € 1,060 million. According to the national bank, *Raiffeisenbank* had a market share of 8 per cent in the corporate loans market at the end of 2004.

Croatia's local capital markets received further significant momentum for growth in 2004 from three prominent corporate bond issues with a total volume of € 118 million. *Raiffeisenbank* participated in the corporate bond issues for *Pliva* und *Atlantic Group* as *Joint Leader* and *Underwriter*, establishing itself as one of the country's leading banks in this as in other business segments.

The number of *Retail Customers* served by the bank increased by nearly half to over 435,000. That pleasing growth was primarily due to *Raiffeisenbank*'s redoubled efforts to attract new business in the SME segment. For instance, the bank introduced a number of standardized loan products for SMEs that it promises to process within a maximum of two days. Innovative products such as the *Flexi account* – which offers customers a choice of four different overdraft models with different limits and interest rates – and *Raiffeisenbank*'s *Mobile Pay* services also helped it attract new customers. *Raiffeisenbank* recorded growth of a quarter in its savings deposit operations, which was the industry's highest rate of growth. According to the national bank, it is the country's market leader in the car finance segment with a market share of 44 per cent.

Raiffeisenbank reported a pre-tax return on equity of 21.6 per cent (as against 22.2 per cent 2003) and a cost/income ratio of 61.4 per cent (3.6 percentage points down on 2003).

Raiffeisen-Leasing became the third-largest subsidiary within *Raiffeisen-Leasing International* in terms of both volumes and profits. It continued to focus primarily on vehicle and movable property leasing. New business volumes of € 98.8 million gave it a market share of 17 per cent.

Romania

According to data published by the Romanian national bank in November 2004, *Raiffeisen Bank S.A.* is the country's third-largest bank in terms of balance-sheet total. Its balance-sheet total at year-end was € 2,085 million, which was over double the figure of € 1,036 million recorded at the end of the previous year. The bank was set up in 1998 and merged with *Banca Agricola* – acquired from the Romanian privatization agency in July 2001 – in 2002.

According to information released by the national bank, *Raiffeisen Bank* nearly doubled its market share in the *Retail Customers* segment to 15 per cent in 2004. The product line was enlarged, among other things by the addition of private home and land purchase loans. Its other innovations in the marketplace included drive-in ATMs and the *Connex-Raiffeisen* credit card created in partnership with the country's leading provider of telecommunication services. It issued 250,000 ATM cards and 35,000 credit cards during 2004, increasing the total to 815,000 and 37,000, respectively. It also put Romania's first bank-brokered insurance product on the market in partnership with *AIG Life*, whereby customers are offered life and disability insurance as an option with their current account. The branch network grew by 15 outlets to 205 during 2004. *Raiffeisen Bank* had 1.56 million retail customers nationwide at year-end, or one half more than at the end of 2003.

In the course of business with approximately 2,600 domestic and international key accounts, the bank has been able to deepen its relationships with leading enterprises in the oil and gas, metallurgy and telecommunication sectors. For instance, it won the contract to service the filling station network of *OMV Petrom* following *Petrom*'s takeover by the Austrian *OMV Group*.

Raiffeisen Bank became Romania's leading arranger of finance from alternative sources in May when it issued the first local corporate bond, which had a volume of about € 31 million in local currency. *Raiffeisen Capital & Investment (RCI)* acted as the transaction's *Manager* and *Lead Arranger*. *RCI* reasserted its leadership in the Bucharest stock market with a transaction volume of roughly € 100 million. It was also the leader in secondary trading in corporate bonds with a market share of 65 per cent. It has a broad customer base that includes 200 institutional clients and 2,000 personal banking customers.

In the year under review, *Raiffeisen Bank* recorded a pre-tax return on equity of 20.9 per cent (as against 9.3 per cent in 2003) and a cost/income ratio of 86.6 per cent (3.7 percentage points down on 2003).

Raiffeisen Leasing was able to exploit the favourable economic climate. It has become one of the country's three largest finance leasing companies, recording € 116.9 million of new business during 2004.

Serbia and Montenegro

In the autumn of 2000, *Raiffeisenbank a.d.* became the first bank to be set up by Western owners in Serbia and Montenegro following the political upheavals. It already began operations in mid-2001. It quickly developed into one of the country's fastest-growing and most prominent banks, not least with the backing of the *Raiffeisen* brand, which was already firmly established in the region. It is a classical one-stop bank. According to the Serbian national bank, it has been the country's clear market leader in terms of total assets, loan portfolio volumes and customer deposits since November 2004. It had a balance-sheet total of € 875 million and a sales network of 27 banking outlets at year-end 2004. The *International Finance Corporation (IFC)* is also a shareholder alongside *Raiffeisen International* with a 10 per cent stake.

Raiffeisenbank serves both domestic and international key accounts as well as small and medium-sized enterprises and private individuals. It counts over half of the country's leading 100 companies and over four fifths of the 100 biggest foreign investors among its customers. At year-end 2004, loan volumes in the key accounts sector were 92 per cent up on the end of 2003 at € 373 million. At the same time, deposits in that sector grew by 70 per cent to € 268 million. The bank had some 2,500 key accounts in its customer base at year-end, which was a good one third up on the end of the previous year.

The bank's *Retail Customer* base doubled on the year to nearly 150,000. Loan volumes increased by 260 per cent to over € 165 million, and deposits grew by 36 per cent to almost € 302 million. The number of ATM cards issued by the bank nearly tripled to 61,000, whereby four out five were *VISA Electron* cards. The bank's alliance with *VISA* was extended to the credit card segment from November.

Raiffeisenbank's SME operations profited from unbroken demand and the economic structures that exist in Serbia. Lending to this customer category more than tripled on the year to nearly € 49 million. The bank had over 3,800 SME customers at year-end, which translates into year-on-year growth of almost 200 per cent.

Raiffeisenbank was the first bank in Serbia and Montenegro to engage in secondary trading with government bonds, and it was also the country's first securities depositary. It had a market share of about 18 per cent in foreign exchange business with corporate customers and with banks.

Raiffeisenbank reported a pre-tax return on equity of 62.8 per cent (as against 23 per cent in 2003) and a cost/income ratio of 47.1 per cent (15.1 percentage points down on 2003).

Raiffeisen Leasing completed its first year of trading in 2004. € 93.8 million of new business gave it a market share of over one third and ranked it second among the country's domestic finance leasing companies.

Kosovo

Kosovo's financial sector has had to be completely recreated during the past five years. There were seven banks in the market with a total of over 200 banking outlets at the close of 2004. Their assets totalled € 725 million at the end of September 2004, which was one quarter more than at year-end 2003. According to banking authority *BPK, Raiffeisen Bank* Kosovo *J.S.C.* was the country's second-largest bank at year-end 2004 with a balance-sheet total of € 150 million. Its growth of 57 per cent was substantially ahead of the market average. *Raiffeisen Bank Kosovo* had 22 banking outlets at year-end (2003: 16). They are electronically interfaced on a real-time basis. The bank was founded in November 2001 by the *USAID*-financed *Kosovo Business Finance Fund* as the *American Bank of Kosovo. Raiffeisen International* initially acquired a 76 per cent stake at the end of 2002 and purchased the remaining shares in September 2003.

Raiffeisen Bank is particularly well positioned in the SME market, where it has a market share of 28 per cent measured in asset terms. The customer base grew by 38 per cent on the year to about 6,500. The bank's personal banking customer base, which is delivering particularly good results in the credit sector, grew by 45 per cent to more than 60,000 customers. The initial launch of *VISA Electron* and *Classic* cards was very well received in the marketplace and made a massive contribution to the success of the bank's efforts to attract new customers. *Raiffeisen Bank* launched its key account operations in 2003, and they have grown rapidly starting from a correspondingly low base, now serving 360 customers. Customers particular appreciate the access to international markets offered them by *Raiffeisen Bank* and the *Raiffeisen International Network.* For instance, *Raiffeisen's Intra Group Payments* package makes international payment transfers within a group both easier and cheaper.

Raiffeisen Bank reported a pre-tax return on equity of 59.1 per cent (as against minus 31.6 per cent in 2003) and a cost/income ratio of 50.1 per cent (as against 89.7 per cent in 2003).

CIS countries

The banking landscape

Russia's biggest bank by far is the state-owned *Sberbank*. Though there have been few signs of consolidation, the number of banks in the CIS has fallen steadily in recent years. In the Ukraine, the majorities of *Oshadbank* and *Ukreximbank* – which have a joint market share of nearly 10 per cent – are still state-owned, although the privatization of both companies is in the pipeline. Reform of the banking market in Belarus is still at a very early stage, as is reflected by the high market share of the state-owned banks. Throughout the CIS, foreign banks have a market share of below 10 per cent, which is much less than in other countries in Central and Eastern Europe.

€000 or per cent	2004	Change	2003
Net interest income	122,082	66.8%	73,186
Provisioning for impairment losses	(23,539)	97.1%	(11,943)
Net interest income after provisioning	98,543	60.9%	61,243
Net commission income	44,868	5.1%	42,680
Trading profit	32,654	(28.1%)	45,447
Net income from financial investments	(38)	—	1,371
General administrative expenses	(90,769)	38.3%	(65,628)
Other operating profit (loss)	(6,595)	55.5%	(4,242)
Profit before tax	**78,662**	**(2.7%)**	**80,871**
Segment's contribution to consolidated profit before tax	23.0%	(6.2 PP)	29.2%
Balance-sheet total	3,353,224	27.6%	2,627,109
Segment's contribution to consolidated balance-sheet total	11.6%	(1.5 PP)	13.1%
Risk-weighted assets (§ 22 BWG)	2,798,368	65.0%	1,696,307
Number of staff (full-time equivalent basis)	3,494	8.5%	3,220
Business outlets	77	(8.3%)	84
Cost/income ratio	46.9%	5.2 PP	41.8%
Average equity	218,776	44.0%	151,973
Return on equity (ROE) before tax	36.0%	(17.3 PP)	53.2%

The increase in *Net interest income* was primarily due to rapid growth in the customer loan portfolio and to improved refinancing terms, leading, in turn, to better interest margins in Russia and the Ukraine. At the same time, *Provisioning for impairment losses* doubled to nearly € 24 million because of the Group's conservative valuation policies and a number of troubled loans in the Ukraine.

General administrative expenses increased by 38.3 per cent. That was above all due to the opening of new branches, most of which are in Russia's expensive greater city areas. The fall in the number of *Business outlets* was the result of closures of uneconomical branches in Belarus.

Belarus

Priorbank JSC focuses on the *Corporate Customers* and *Retail Customers* segments. Its market share in balance-sheet total terms grew from 10.9 to 11.7 per cent during 2004. According to national bank data published at the end of September, it solidified its position as the country's third-largest bank. At year-end, it had a balance-sheet total of € 480 million. *Priorbank* began operations as *Minsk Innovation Bank* in 1989. The *EBRD* became its biggest single shareholder in 1997. *Raiffeisen International* gradually acquired a majority stake between 2002 and 2003 by purchasing a block of shares, in the course of a 100 per cent capital increase and by way of a public takeover offer. It currently holds a 61.3 per cent stake.

Credit was *Priorbank*'s fastest growing business segment during the year under review. Lending to corporate customers grew by 60 per cent to € 301 million, giving the bank a market share of 11.5 per cent. *Priorbank* satisfied the prerequisites for participation in the *EBRD* and *IFC* loan programmes, giving it a clear competitive edge over its rivals. Its ability to arrange large-scale and long-term export and project finance via *RZB* and international financial organizations such as the *EBRD*, the *IFC* and *World Bank* subsidiary *MIGA* (*Multilateral Investment Guarantee Agency*) gives *Priorbank* a special standing in the marketplace.

Priorbank has a total of about 7,800 corporate customers. With *RZB*'s support, it introduced the country's first *EBRD* and *IFC* co-financing lines for SMEs.

Growing demand for home loans has driven rapid growth in credit business with personal banking customers. During the year under review, volumes outstanding increased by 140 per cent to € 46 million, whereby two thirds of that total was accounted for by mortgage loans. At year-end 2004, *Priorbank* had nearly half a million customers, or 16 per cent more than at the end of the previous year. As the market leader in the customer cards segment (market share of 16 per cent), *Priorbank* aims to continue to promote cashless transactions. *Priorbank* issued 122,000 new *Maestro*, *Visa*, and *MasterCard* cards during the year under review, increasing the issued total by 78 per cent to over 280,000 cards. At the same time, it enlarged its ATM network by 40 per cent to 101 locations. On the other hand, it closed 20 uneconomical branches to end the year with a network of 43 banking outlets.

Priorbank reported a pre-tax return on equity of 21.5 per cent (as against 42.9 per cent in 2003) and a cost/income ratio of 58.7 per cent (as against 55.7 per cent in 2003).

Russia

ZAO Raiffeisenbank Austria was set up in 1996. Its balance-sheet total grew by 30 per cent during the year to close at € 2,098 million. According to the Russian national bank, that makes it Russia's 11th-largest bank overall and its second-largest foreign bank. As a one-stop bank, it has an extensive line of products in the corporate, investment and retail banking segments as well as operating a private pension fund, a finance leasing company and an investment fund company.

Moody's rated *Raiffeisenbank* for the first time in 2004, with *Moody's Investors Service* giving it a "D" for financial strength (FSR), a "Ba1" for long-term foreign currency deposits and an "NP" for short-term foreign currency deposits. *Moody's* Russian subsidiary *Moody's Interfax* gave *Raiffeisenbank* an "Aaa (rus)" local long-term rating and a "RUS-1" short-term rating; both ratings were the best in their particular category and had never before been given to a Russian corporate.

At year-end, a total of 18 banking outlets in Moscow and St. Petersburg (following eight new openings during 2004) were serving 2,700 corporate customers (roughly one half more than a year earlier) and 130,000 retail customers (increase of 109 per cent). Those sharp increases were mirrored in turn by the development of the bank's deposit and credit operations. In the *Corporate Customers* segment, deposits increased by 93 per cent to € 679 million and loan volumes advanced by 68 per cent to € 1.22 billion. Lending to personal banking customers grew by 162 percent to € 274 million and personal customer deposits grew by 63 per cent to € 563 million. The bank also launched personal car finance and home loan services.

During 2004, *Raiffeisenbank* arranged a US$ 600 million loan for *Mobile TeleSystems* together with *RZB* and a number of other banks. That was the first major unsecured loan to a Russian corporate outside the commodities sector. The *International Financing Review* crowned it "EEMEA Emerging Market Loan of the Year". In addition, *Raiffeisenbank* was *Lead Arranger* in partnership with *RZB* for the first international loan syndication for a Russian retail company, namely *Perekriostok*. That loan had a volume of US$ 75 million. Besides classical loan finance, *Raiffeisenbank* is also a player in the corporate bonds market. Among other things, it arranged and placed a corporate bond for the *Home Credit and Finance Bank*.

Raiffeisenbank reported a pre-tax return on equity of 39.8 per cent (as against 49.6 per cent in 2003) and a cost/income ratio of 42.5 per cent (as against 32.6 per cent in 2003).

Thanks to its business dynamism, *OOO Raiffeisen Leasing* was able to reassert its market position, especially in the rolling stock and fleet leasing segments. It recorded € 103.6 million of new business during the year under review to rank fourth among Russia's domestic finance leasing companies.

Ukraine

JSCB Raiffeisenbank Ukraine was set up in 1998. It focuses on small and medium-sized enterprises and personal banking customers. According to the Ukrainian banking association, it is the seventh-largest of the 160 banks in the Ukraine in balance-sheet total terms, whereby the ten largest banks have a joint market share of over 50 per cent.

The local banking market grew rapidly during the year under review, as was reflected by a 30 per cent increase in the industry's aggregate balance-sheet total to € 17.2 billion. *Raiffeisenbank*'s growth rate of 40 per cent (balance-sheet total of € 627 million) substantially exceeded that of the market as a whole, and it was able to expand business volumes in every key segment. It had over 1,400 *Corporate Customers* year-end. Thanks to its ability to offer long-term finance, *Raiffeisenbank* is among the country's leaders in the rapidly growing project and real-estate finance markets.

Raiffeisenbank also delivered impressive proof of the success of its growth strategy in the *Retail Customers* segment, where the customer base grew by a factor of almost five to 26,000 during 2004. *Raiffeisenbank* was able to increase its share of the personal loans market from 1 to 3 per cent and now ranks tenth in this field. It is also one of the Ukraine's leaders in the personal mortgages segment. It had 14 business outlets at year-end.

Raiffeisenbank reported a pre-tax return on equity of 31.2 per cent (4.5 percentage points more than in 2003) and a cost/income ratio of 35.5 per cent (14.2 percentage points down on 2003).

Kazakhstan

RZB has had a presence in Kazakhstan by way of a non-consolidated stake in *Bank TuranAlem* since the end of 2001. That stake was increased to 12.8 per cent in 2004 and taken over by *Raiffeisen International* in December 2004. *Bank TuranAlem* is Kazakhstan's second-largest bank with a balance-sheet total of € 3.7 billion. *Raiffeisen-Leasing International* set up a finance leasing company in Almaty in January 2005.

Financial Statements

IFRS-compliant consolidated financial statements

Income Statement

€000	Notes	1/1 – 31/12 2004	1/1 – 31/12 2003	Change
Interest income		1,667,351	1,117,068	49.3%
Interest expenses		(861,557)	(553,387)	55.7%
Net interest income	(1)	**805,794**	**563,681**	**43.0%**
Provisioning for impairment losses	(2)	(137,597)	(87,599)	57.1%
Net interest income after provisioning		**668,197**	**476,082**	**40.4%**
Commission income	(3)	395,933	301,334	31.4%
Commission expenses	(3)	(97,805)	(88,221)	10.9%
Net commission income	(3)	**298,128**	**213,113**	**39.9%**
Trading profit (loss)	(4)	220,861	241,624	(8.6%)
Net income from financial investments and current financial assets	(5)	8,265	3,062	170.0%
General administrative expenses	(6)	(823,348)	(658,636)	25.0%
Other operating profit (loss)	(7)	(29,870)	1,456	—
Profit before tax		**342,233**	**276,701**	**23.7%**
Income tax	(8)	(70,974)	(49,253)	44.1%
Profit after tax		**271,259**	**227,447**	**19.3%**
Minority interests in profit		(60,315)	(48,714)	23.8%
Consolidated profit		**210,944**	**178,733**	**18.0%**

€	Notes	2004	2003	Change
Earnings per share	(9)	**3.89**	**3.57**	**0.32**

(2) Provisioning for impairment losses

Provisioning for impairment losses arising from on-balance-sheet and off-balance-sheet transactions broke down as follows:

€000	**2004**	**2003**
Allocated to the provision for impairment losses	*(225,307)*	*(290,485)*
Released from the provision for impairment losses	*97,507*	*215,234*
Direct write-downs	*(26,702)*	*(16,032)*
Recovery of written-down claims	*16,905*	*3,684*
Total	***(137,597)***	***(87,599)***

Details of the provision for impairment losses are provided under point 14 (*Impairment losses on loans and advances*).

Per cent	**2004**	**2003**
Net provisioning ratio (in relation to risk-weighted assets)[1]	*0.70%*	*0.68%*
Net provisioning ratio (in relation to loans outstanding)[2]	*0.52%*	*0.51%*
Loss rate[3]	*0.15%*	*0.09%*
Portfolio rate[4]	*1.53%*	*1.67%*
Risk/earnings ratio[5]	*17.08%*	*15.54%*

[1] Net allocation to provision for impairment losses in relation to risk-weighted basis of assessment.

[2] Net allocation to provision for impairment losses in relation to total loans outstanding.

[3] Use + direct write-downs + recoveries of written-down claims in relation to total loans outstanding.

[4] Impairment losses on loans and advances in relation to total loans outstanding.

[5] Net provisioning for impairment losses in relation to net interest income.

(3) Net commission income

€000	**2004**	**2003**
Payment transfers business	*162,440*	*119,774*
Credit and guarantee business	*63,404*	*50,485*
Securities business	*10,114*	*6,620*
Foreign exchange, notes-and-coin and precious-metals business	*17,708*	*12,577*
Other banking services	*44,462*	*23,657*
Total	***298,128***	***213,113***

Commission income came to € 395,933 thousand (previous year: € 301,334 thousand). Commission expense came to € 97,805 thousand (previous year: € 88,221 thousand).

(4) Trading profit (loss)

Trading profit (loss) captures all interest and dividend income, funding costs, commission and changes in the value of trading portfolios.

€000	**2004**	**2003**
Interest-rate contracts	13,332	16,540
Currency contracts	206,092	222,031
Share-/index-related contracts	1,437	3,053
Total	**220,861**	**241,624**

(5) Net income from financial investments and current financial assets

Net income from financial investments captures gains and losses on remeasurements and sales of securities in the portfolio of financial investments and of equity participations. They include interests in subsidiaries, companies accounted for using the equity method and other companies. Income attributable to available-for-sale securities – recorded under *Other operating profit* (loss) (*Net income from other available-for-sale financial assets*) in prior years – is now recorded under *Net income from financial investments and current financial assets.* The comparative figures have been adjusted accordingly.

€000	**2004**	**2003**
Net income from financial investments	**4,137**	**(4)**
Net remeasurements of securities held to maturity	(92)	(738)
Net proceeds from sales of securities held to maturity	(90)	—
Net proceeds from sales of securities originated by the enterprise	1,285	354
Net remeasurements of equity participations	1,876	(875)
of which arising from companies accounted for using the equity method	(1,471)	(688)
Net proceeds from sales of equity participations	1,158	1,255
Net income from other current financial assets	**4,128**	**3,066**
Net remeasurements of current financial assets	1,465	259
Net proceeds from sales of current financial assets	2,663	2,807
Total	**8,265**	**3,062**

(6) General administrative expenses

The Group's consolidated general administrative expenses comprised staff expenses, other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets. They broke down as follows:

€000	2004	2003
Staff expenses	**(380,626)**	**(297,239)**
of which wages and salaries	(286,449)	(227,452)
of which social security costs	(75,838)	(59,067)
of which voluntary fringe benefits	(17,126)	(10,437)
of which expenditure on severance payments and retirement benefits	(1,213)	(283)
Other administrative outlay	**(347,665)**	**(274,164)**
of which on premises	(92,863)	(78,202)
of which IT costs	(45,950)	(31,188)
of which communication costs	(31,636)	(22,438)
of which legal and consultancy costs	(23,057)	(14,488)
of which advertising and entertainment expenses	(46,271)	(35,625)
of which deposit guarantee costs	(23,781)	(20,560)
of which office expenses	(12,683)	(9,908)
of which other items	(71,424)	(61,756)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(95,057)**	**(87,233)**
of which of tangible fixed assets	(71,875)	(58,463)
of which of intangible fixed assets	(22,030)	(28,612)
of which of let leased assets	(1,152)	(158)
Total	**(823,348)**	**(658,636)**

(7) Other operating profit (loss)

Among other things, *Other operating profit (loss)* captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets as well as income from write-ups of tangible and intangible fixed assets.

The *Net result from hedge accounting*, likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items. *Net income from other current financial assets* included in this item in prior years is now included in *Net income from financial investments and current financial assets*. Prior-year figures have been adjusted accordingly.

€000	***2004***	***2003***
Revenues from non-banking activities	*27,348*	*16,130*
Expenses arising from non-banking activities	*(15,593)*	*(9,658)*
Net result from hedge accounting	*(3,140)*	*(1,118)*
Net income from other derivative instruments	*(766)*	*2,727*
Net income from the disposal of tangible and intangible fixed assets	*(2,278)*	*5,562*
Other taxes	*(21,516)*	*(19,147)*
Amortization/write-downs of goodwill	*(21,284)*	*(6,216)*
Net income from the release of negative goodwill	*1,997*	*7,479*
Other operating income	*77,218*	*41,512*
Other operating expenses	*(71,856)*	*(35,813)*
Total	***(29,870)***	***1,456***

Other operating income and *Other operating expenses* consist primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, the Group recorded income of € 1,997 thousand (2003: € 7,479 thousand) from the release of negative goodwill that arose within the scope of first-time consolidation prior to 1 April 2004. *Other operating profit (loss)* also includes amortization/write-downs of goodwill that arose prior to 1 April 2004 and goodwill arising from capital consolidation at the amount of € 21,284 thousand (2003: € 6,216 thousand). That total includes an unscheduled write-down of goodwill at the amount of € 9,037 thousand.

(8) Income tax

Expenditure on income tax broke down as follows:

€000	***2004***	***2003***
Current income tax	*(68,826)*	*(52,005)*
of which in Austria	*(540)*	*(4,526)*
of which abroad	*(68,286)*	*(47,479)*
Deferred taxes	*(2,148)*	*2,752*
Total	***(70,974)***	***(49,253)***

The following transitional account shows the connection between profit for the year and the effective tax burden:

€000	2004	2003
Profit before tax	342,233	276,701
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(116,359)	(94,078)
Effect of divergent foreign tax rates	(14,666)	24,805
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	87,104	60,410
Increase in the tax burden because of non-tax-deductible expenses	(20,615)	(41,625)
Other	(6,438)	1,235
Effective tax burden	**(70,974)**	**(49,253)**

(9) Earnings per share

€000	2004	2003
Profit	210,944	178,733
Less preference dividend for Genussrechte (profit participation rights)	(482)	—
Adjusted profit	**210,462**	**178,733**
Average number of ordinary shares outstanding during period (units)	54,084,699	50,000,000
Earnings per share (€)	**3.89**	**3.57**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

(10) Segment reporting

(10a) Segment reporting by business segment

The basis for primary segment reporting within the meaning of *IAS 14* is *Raiffeisen International*'s internal management reporting system, whose primary reporting format was mainly customer-orientated. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

There were minor changes in 2004 compared with prior years, as described below.

The Corporate Customers segment encompasses business with large corporates and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit and size of workforce.

The demarcation of the *Corporate Customers* segment from the *Retail Customers* segment was standardized during the year under review. To be included in the *Corporate Customers* segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the *Retail SME* sub-segment within the *Retail Customers* segment. That standardization of the classification process – which used to take place locally depending on the size of the Group unit in question – has led to a slight shift in favour of the *Retail Customers* segment. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*Public Sector*). In addition, the segment also encompasses business with banks, financial service providers and insurers (*Financial Institutions*).

Banks includes Austrian and foreign corporate, retail and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (*EBRD*), the *European Investment Bank* (*EIB*) and the *International Monetary Fund* (*IMF*). *Financial service providers* includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The *Insurers* sub-segment encompasses all kinds of insurer and reinsurer. That includes property, health, life and pension insurers. *Public sector* includes all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of *Raiffeisen International* made by *Public Sector* and *Financial Institutions*, their results are now included in the *Corporate Customers* segment, having still been reported separately in prior years.

The Retail Customers segment encompasses all private individuals (*Consumers*), the self-employed (*Professionals*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Retail SME*). The line includes predominantly standardized products like passbooks, saving deposits, time deposits and current and salary accounts, personal loans, overdrafts, credit cards and mortgages and other loans granted for specific purposes.

Earnings from *Private Banking* services provided by a number of Group units are also included in this customer segment. They employ an individualized advisory approach that targets high net worth individuals and provide asset management services.

The Treasury segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units.

Treasury encompasses proprietary trading and the Group's own positions in on-balance-sheet and off-balance-sheet interest-rate and currency products (futures, options), which include money-market business, foreign exchange business, cash management, refinancing and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally steered and is subject to strictly controlled limits. In addition, *Raiffeisen International* has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some Treasury transactions carried out on customer's account are recognized in other segments, including *Retail Customers and,* above all, *Corporate Customers.* Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the **Participations and Other** segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Raiffeisen International employs two central steering benchmarks:

The Return on equity before tax states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The Cost/income ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of *Net interest income, Net commission income, Trading profit (loss)* and *Operating profit (loss)* (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on *Raiffeisen International*'s internal management reporting system, which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are *Net interest income, Net commission income, Trading profit (loss)* and *Other operating profit (loss)*, whereby net interest income is calculated using the market-interest-rate method. The interest reward from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under *Net interest income.*

Provisioning for possible loan losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. *General administrative expenses* includes direct and indirect costs. Direct costs (*Staff expenses* and *Other administrative outlay*) are incurred by individual business segments, whereas indirect costs are apportioned on the basis of agreed ratios.

2004 financial year €000	**Corporate Customers**	**Retail Customers**	**Treasury**	**Participations and Other**	**Total**
Net interest income	314,491	407,038	76,687	7,578	805,794
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,597)
Net interest income after provisioning	239,177	344,493	76,664	7,863	668,197
Net commission income	124,797	179,769	(7,793)	1,355	298,128
Trading profit (loss)	79,325	67,117	72,848	1,570	220,861
Net income from financial investments and current financial assets	(21)	(2,139)	7,298	3,128	8,265
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit (loss)	5,438	(4,156)	(4,392)	(26,759)	(29,870)
Profit before tax	**229,642**	**42,502**	**111,870**	**(41,781)**	**342,233**
Basis of assessment (incl. market risk)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.5%	23.2%	—	63.4%
Average equity	780,428	373,562	336,785	44,545	1,535,320
Return on equity (before tax)	29.4%	11.4%	33.2%	—	22.3%

2003 financial year €000	**Corporate Customers**	**Retail Customers**	**Treasury**	**Participations and Other**	**Total**
Net interest income	300,267	244,300	20,053	(939)	563,681
Provisioning for impairment losses	(44,323)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning	255,944	203,903	19,816	(3,580)	476,082
Net commission income	122,761	90,011	(727)	1,067	213,113
Trading profit (loss)	75,830	46,964	95,073	23,757	241,624
Net income from financial investments and current financial assets	2	—	1,220	1,840	3,062
General administrative expenses	(237,974)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit (loss)	4,429	838	1,388	(5,199)	1,456
Profit before tax	**220,991**	**(23,783)**	**87,368**	**(7,875)**	**276,701**
Basis of assessment (incl. market risk)	8,231,758	2,621,366	1,469,486	479,084	12,801,694
Own funds requirement	658,541	209,709	117,559	38,327	1,024,135
Average number of staff	5,773	10,033	482	1,011	17,299
Cost/income ratio	47.3%	95.7%	25.7%	—	64.7%
Average equity	737,490	234,850	131,652	42,922	1,146,914
Return on equity (before tax)	33.6%	(10.1%)	66.4%	—	24.1%

(10b) Segment reporting by geographical market

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group units concerned.

In line with the Group's internal corporate strategy reorientation, markets were redefined somewhat in the year under review. Prior-year figures were adjusted accordingly. The current regional reporting segments are described below:

- Central Europe (CE)
  This segment contains the five countries in which *Raiffeisen International* operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia and Slovenia.

- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania and Serbia and Montenegro (including Kosovo).

- Commonwealth of Independent States (CIS)
  This segment contains the members of the Commonwealth of Independent States – created from parts of the former Soviet Union – where *Raiffeisen International* is active, namely Belarus, Russia and the Ukraine, and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional breakdown by domicile of each Group unit taking funding costs into account:

2004 financial year €000	CE	SEE	CIS	Total
Net interest income	420,655	263,057	122,082	805,794
Provisioning for impairment losses	(69,429)	(44,629)	(23,539)	(137,597)
Net interest income after provisioning	351,226	218,428	98,543	668,197
Net commission income	134,444	118,817	44,868	298,128
Trading profit (loss)	123,090	65,117	32,654	220,861
Net income from financial investments and current financial assets	5,658	2,645	(38)	8,265
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit (loss)	(13,452)	(9,824)	(6,595)	(29,870)
Profit before tax	**162,763**	**100,808**	**78,662**	**342,233**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (incl. market risk)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,188	475,010	223,869	1,571,067
Average number of staff	8,312	8,999	3,494	20,803
Cost/income ratio	65.5%	67.4%	46.9%	63.4%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (before tax)	19.1%	21.7%	36.0%	22.3%

2003 financial year €000	CE	SEE	CIS	Total
Net interest income	318,405	172,090	73,186	563,681
Provisioning for impairment losses	(52,148)	(23,508)	(11,943)	(87,599)
Net interest income after provisioning	266,257	148,582	61,243	476,082
Net commission income	97,956	72,476	42,680	213,113
Trading profit (loss)	142,608	53,569	45,447	241,624
Net income from financial investments and current financial assets	1,695	(5)	1,371	3,062
General administrative expenses	(377,211)	(215,797)	(65,628)	(658,636)
Other operating profit (loss)	4,874	824	(4,242)	1,456
Profit before tax	**136,180**	**59,649**	**80,871**	**276,701**
Total assets	11,778,467	5,657,053	2,627,109	20,062,629
Basis of assessment (incl. market risk)	7,607,527	3,497,860	1,696,307	12,801,694
Own funds requirement	608,603	279,829	135,705	1,024,135
Average number of staff	7,378	6,701	3,220	17,299
Cost/income ratio	67.1%	72.1%	41.8%	64.7%
Average equity	681,564	313,376	151,974	1,146,914
Return on equity (before tax)	20.0%	19.0%	53.2%	24.1%

Notes to the Balance Sheet

(11) Cash reserve

€000	2004	2003
Cash in hand	443,121	410,674
Balances at central banks	1,452,235	1,338,303
Total	**1,895,356**	**1,748,977**

(12) Loans and advances to banks

€000	2004	2003
Giro and clearing business	687,708	541,308
Money-market business	3,330,852	2,884,571
Loans to banks	752,572	94,402
Purchased receivables	8,047	196
Accounts receivable under finance leases	224	25
Total	**4,779,403**	**3,520,502**

Purchased receivables comprises receivables of € 8,047 thousand (2003: € 196 thousand) classified as held to maturity.

Loans and advances to banks breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	1,312,854	489,852
Southeastern Europe (SEE)	998,363	506,866
Commonwealth of Independent States (CIS)	241,957	308,116
Domestic (Austria)	842,380	1,321,139
Other countries	1,383,849	894,529
Total	**4,779,403**	**3,520,502**

(13) Loans and advances to customers

Loans and advances to customers breaks down as follows:

€000	2004	2003
Credit business	9,488,075	7,066,988
Money-market business	2,313,308	1,717,769
Receivables under mortgage loans	2,874,693	1,881,541
Purchased receivables	240,224	58,194
Accounts receivable under finance leases	1,325,705	982,111
Total	**16,242,005**	**11,706,603**

Purchased receivables comprises receivables of € 240,224 thousand (2003: 58,194 thousand) classified as held to maturity.

Loans and advances to customers breaks down into business segments as follows:

€000	2004	2003
Public sector	453,513	719,445
Corporate customers	9,331,098	8,248,008
Retail customers	6,294,882	2,658,617
Other	162,512	80,533
Total	**16,242,005**	**11,706,603**

Loans and advances to customers breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	8,726,298	6,795,444
Southeastern Europe (SEE)	4,959,828	3,211,937
Commonwealth of Independent States (CIS)	2,343,356	1,472,267
Domestic (Austria)	2,736	12,538
Other countries	209,787	214,417
Total	**16,242,005**	**11,706,603**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognizable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance-sheet items that underlie the entry for *Impairment losses on loans and advances*:

On €000	Change in scope of 1/1/2004	consolidation	Allocated**	Released	Transfers, exchange Used	On differences	31/12/2004
Counterparty risks	267,689	217	211,014	(83,202)	(38,809)	7,033	363,942
Loans/advances to banks	165	—	218	(24)	—	(2)	357
of which in Austria	—	—	—	—	—	—	—
of which in other countries	165	—	218	(24)	—	(2)	357
Loans/advances to customers	267,524	217	210,796	(83,178)	(38,809)	7,035	363,585
of which in Austria	2,922	—	138	(2,799)	—	243	504
of which in other countries	264,602	217	210,658	(80,379)	(38,809)	6,792	363,081
General provisions*	**4,243**	**—**	**225**	**(1,982)**	**—**	**(172)**	**2,314**
Subtotal	**271,932**	**217**	**211,239**	**(85,184)**	**(38,809)**	**6,861**	**366,256**
Risks arising from off-balance-sheet items	13,863	—	23,864	(12,323)	—	2,161	27,565
Total	**285,795**	**217**	**235,103**	**(97,507)**	**(38,809)**	**9,022**	**393,821**

* General risks within the meaning of IAS 30.45.
** Allocations inclusive of direct write-downs and recoveries of receivables already written down.

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

€000	2004	2003
Debt securities and other fixed-interest securities	**2,032,805**	**1,346,249**
of which public-authority debt instruments eligible for refinancing	1,002,572	731,370
of which other debt instruments issued by the public sector	492,367	481,562
of which bonds and debt securities issued by other issuers	537,866	133,317
Shares and other variable-yield securities	**11,378**	**16,684**
of which shares and other securities	9,911	15,138
of which investment fund units	1,467	1,451
of which other securities	—	95
Positive fair values arising from derivative financial instruments	**384,207**	**117,408**
of which interest-rate contracts	44,691	16,773
of which exchange-rate contracts	339,516	100,635
Overnight and fixed deposits held for trading	**18,632**	**—**
Total	**2,447,022**	**1,480,341**

(16) Other current financial assets

Other current financial assets contains the following available-for-sale securities:

€000	2004	2003
Debt securities and other fixed-interest securities	**601,942**	**602,286**
of which public-authority debt instruments eligible for refinancing	367,868	375,052
of which other debt instruments issued by the public sector	62,478	103,162
of which bonds and debt securities issued by other issuers	144,952	98,112
of which debt securities originated by the enterprise	26,644	25,960
Shares and other variable-yield securities	**10,402**	**21,452**
of which shares	867	13,222
of which investment fund units	9,535	8,230
Total	**612,344**	**623,738**

(17) Financial investments

Financial investments contains securities held to maturity and strategic equity participations held on a long-term basis:

€000	2004	2003
Debt securities and other fixed-interest securities	**2,293,503**	**426,487**
of which public-authority debt instruments eligible for refinancing	1,347,618	72,754
of which other debt instruments issued by the public sector	596,879	197,010
of which bonds and debt securities issued by other issuers	349,006	156,723
Equity participations	**73,983**	**38,485**
of which interests in subsidiaries	18,120	16,776
of which interests in companies accounted for using the equity method	15,128	11,403
of which other equity participations	40,735	10,306
Total	**2,367,486**	**464,972**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,209 thousand (2003: € 9,079 thousand).

(18) Intangible fixed assets

€000	***2004***	***2003***
Goodwill	*74,858*	*34,975*
Other intangible fixed assets	*102,182*	*72,569*
Total	***177,040***	***107,544***

(19) Tangible fixed assets

€000	***2004***	***2003***
Land and buildings used by the Group for its own operations	*159,755*	*121,256*
Other land and buildings	*6,690*	*6,883*
Other tangible fixed assets, office furniture and equipment	*253,532*	*197,093*
Let leased assets	*21,037*	*8,245*
Total	***441,014***	***333,477***

Obligations arising from the use of tangible fixed assets not shown on the Balance Sheet during the 2005 financial year will come to € 52,980 thousand (previous year: € 16,352 thousand). Such obligations during the five years following the year under review will come to € 262,831 thousand (previous year: € 72,209 thousand).

The fair value of *Other land and buildings* (*Investment Property*) was € 7,350 thousand (2003: € 6,883 thousand).

(20) Development of fixed assets

€000	On 1/1/2004	Effect of change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2004
	Cost of acquisition or conversion						
Financial investments	**466,946**	**1,183,660**	**64,986**	**2,715,912**	**(2,064,257)**	**—**	**2,367,247**
Debt securities and other fixed-interest securities	427,684	1,185,449	63,233	2,681,524	(2,063,144)	—	2,294,746
Interests in subsidiaries	18,630	(1,789)	434	2,266	(710)	—	18,831
Interests in companies accounted for using the equity method	10,345	—	971	3,059	—	—	14,375
Other equity participations	10,287	—	349	29,063	(403)	—	39,296
Intangible fixed assets	**192,491**	**63,094**	**7,110**	**57,404**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,814	(1,449)	56	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**1,272,891**	**1,273,254**	**97,784**	**2,964,842**	**(2,153,069)**	**—**	**3,455,702**

Table continues on page 97.

(2) Provisioning for impairment losses

Provisioning for impairment losses arising from on-balance-sheet and off-balance-sheet transactions broke down as follows:

€000	2004	2003
Allocated to the provision for impairment losses	(225,307)	(290,485)
Released from the provision for impairment losses	97,507	215,234
Direct write-downs	(26,702)	(16,032)
Recovery of written-down claims	16,905	3,684
Total	**(137,597)**	**(87,599)**

Details of the provision for impairment losses are provided under point 14 (*Impairment losses on loans and advances*).

Per cent	2004	2003
Net provisioning ratio (in relation to risk-weighted assets)[1]	0.70%	0.68%
Net provisioning ratio (in relation to loans outstanding)[2]	0.52%	0.51%
Loss rate[3]	0.15%	0.09%
Portfolio rate[4]	1.53%	1.67%
Risk/earnings ratio[5]	17.08%	15.54%

[1] Net allocation to provision for impairment losses in relation to risk-weighted basis of assessment.

[2] Net allocation to provision for impairment losses in relation to total loans outstanding.

[3] Use + direct write-downs + recoveries of written-down claims in relation to total loans outstanding.

[4] Impairment losses on loans and advances in relation to total loans outstanding.

[5] Net provisioning for impairment losses in relation to net interest income.

(3) Net commission income

€000	2004	2003
Payment transfers business	162,440	119,774
Credit and guarantee business	63,404	50,485
Securities business	10,114	6,620
Foreign exchange, notes-and-coin and precious-metals business	17,708	12,577
Other banking services	44,462	23,657
Total	**298,128**	**213,113**

Commission income came to € 395,933 thousand (previous year: € 301,334 thousand). Commission expense came to € 97,805 thousand (previous year: € 88,221 thousand).

(4) Trading profit (loss)

Trading profit (loss) captures all interest and dividend income, funding costs, commission and changes in the value of trading portfolios.

€000	**2004**	**2003**
Interest-rate contracts	13,332	16,540
Currency contracts	206,092	222,031
Share-/index-related contracts	1,437	3,053
Total	**220,861**	**241,624**

(5) Net income from financial investments and current financial assets

Net income from financial investments captures gains and losses on remeasurements and sales of securities in the portfolio of financial investments and of equity participations. They include interests in subsidiaries, companies accounted for using the equity method and other companies. Income attributable to available-for-sale securities – recorded under *Other operating profit* (loss) (*Net income from other available-for-sale financial assets*) in prior years – is now recorded under *Net income from financial investments and current financial assets.* The comparative figures have been adjusted accordingly.

€000	**2004**	**2003**
Net income from financial investments	**4,137**	**(4)**
Net remeasurements of securities held to maturity	(92)	(738)
Net proceeds from sales of securities held to maturity	(90)	—
Net proceeds from sales of securities originated by the enterprise	1,285	354
Net remeasurements of equity participations	1,876	(875)
of which arising from companies accounted for using the equity method	(1,471)	(688)
Net proceeds from sales of equity participations	1,158	1,255
Net income from other current financial assets	**4,128**	**3,066**
Net remeasurements of current financial assets	1,465	259
Net proceeds from sales of current financial assets	2,663	2,807
Total	**8,265**	**3,062**

(6) General administrative expenses

The Group's consolidated general administrative expenses comprised staff expenses, other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets. They broke down as follows:

€000	2004	2003
Staff expenses	**(380,626)**	**(297,239)**
of which wages and salaries	(286,449)	(227,452)
of which social security costs	(75,838)	(59,067)
of which voluntary fringe benefits	(17,126)	(10,437)
of which expenditure on severance payments and retirement benefits	(1,213)	(283)
Other administrative outlay	**(347,665)**	**(274,164)**
of which on premises	(92,863)	(78,202)
of which IT costs	(45,950)	(31,188)
of which communication costs	(31,636)	(22,438)
of which legal and consultancy costs	(23,057)	(14,488)
of which advertising and entertainment expenses	(46,271)	(35,625)
of which deposit guarantee costs	(23,781)	(20,560)
of which office expenses	(12,683)	(9,908)
of which other items	(71,424)	(61,756)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(95,057)**	**(87,233)**
of which of tangible fixed assets	(71,875)	(58,463)
of which of intangible fixed assets	(22,030)	(28,612)
of which of let leased assets	(1,152)	(158)
Total	**(823,348)**	**(658,636)**

(7) Other operating profit (loss)

Among other things, *Other operating profit (loss)* captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets as well as income from write-ups of tangible and intangible fixed assets.

The *Net result from hedge accounting,* likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items. *Net income from other current financial assets* included in this item in prior years is now included in *Net income from financial investments and current financial assets.* Prior-year figures have been adjusted accordingly.

€000	2004	2003
Revenues from non-banking activities	27,348	16,130
Expenses arising from non-banking activities	(15,593)	(9,658)
Net result from hedge accounting	(3,140)	(1,118)
Net income from other derivative instruments	(766)	2,727
Net income from the disposal of tangible and intangible fixed assets	(2,278)	5,562
Other taxes	(21,516)	(19,147)
Amortization/write-downs of goodwill	(21,284)	(6,216)
Net income from the release of negative goodwill	1,997	7,479
Other operating income	77,218	41,512
Other operating expenses	(71,856)	(35,813)
Total	**(29,870)**	**1,456**

Other operating income and *Other operating expenses* consist primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, the Group recorded income of € 1,997 thousand (2003: € 7,479 thousand) from the release of negative goodwill that arose within the scope of first-time consolidation prior to 1 April 2004. *Other operating profit (loss)* also includes amortization/write-downs of goodwill that arose prior to 1 April 2004 and goodwill arising from capital consolidation at the amount of € 21,284 thousand (2003: € 6,216 thousand). That total includes an unscheduled write-down of goodwill at the amount of € 9,037 thousand.

(8) Income tax

Expenditure on income tax broke down as follows:

€000	2004	2003
Current income tax	(68,826)	(52,005)
of which in Austria	(540)	(4,526)
of which abroad	(68,286)	(47,479)
Deferred taxes	(2,148)	2,752
Total	**(70,974)**	**(49,253)**

The following transitional account shows the connection between profit for the year and the effective tax burden:

€000	**2004**	**2003**
Profit before tax	342,233	276,701
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(116,359)	(94,078)
Effect of divergent foreign tax rates	(14,666)	24,805
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	87,104	60,410
Increase in the tax burden because of non-tax-deductible expenses	(20,615)	(41,625)
Other	(6,438)	1,235
Effective tax burden	**(70,974)**	**(49,253)**

(9) Earnings per share

€000	**2004**	**2003**
Profit	210,944	178,733
Less preference dividend for Genussrechte (profit participation rights)	(482)	—
Adjusted profit	**210,462**	**178,733**
Average number of ordinary shares outstanding during period (units)	54,084,699	50,000,000
Earnings per share (€)	**3.89**	**3.57**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

(10) Segment reporting

(10a) Segment reporting by business segment

The basis for primary segment reporting within the meaning of *IAS 14* is *Raiffeisen International*'s internal management reporting system, whose primary reporting format was mainly customer-orientated. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

There were minor changes in 2004 compared with prior years, as described below.

The Corporate Customers segment encompasses business with large corporates and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit and size of workforce.

The demarcation of the *Corporate Customers* segment from the *Retail Customers* segment was standardized during the year under review. To be included in the *Corporate Customers* segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the *Retail SME* sub-segment within the *Retail Customers* segment. That standardization of the classification process – which used to take place locally depending on the size of the Group unit in question – has led to a slight shift in favour of the *Retail Customers* segment. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*Public Sector*). In addition, the segment also encompasses business with banks, financial service providers and insurers (*Financial Institutions*).

Banks includes Austrian and foreign corporate, retail and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (*EBRD*), the *European Investment Bank* (*EIB*) and the *International Monetary Fund* (*IMF*). *Financial service providers* includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The *Insurers* sub-segment encompasses all kinds of insurer and reinsurer. That includes property, health, life and pension insurers. *Public sector* includes all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of *Raiffeisen International* made by *Public Sector* and *Financial Institutions*, their results are now included in the *Corporate Customers* segment, having still been reported separately in prior years.

The Retail Customers segment encompasses all private individuals (*Consumers*), the self-employed (*Professionals*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Retail SME*). The line includes predominantly standardized products like passbooks, saving deposits, time deposits and current and salary accounts, personal loans, overdrafts, credit cards and mortgages and other loans granted for specific purposes.

Earnings from *Private Banking* services provided by a number of Group units are also included in this customer segment. They employ an individualized advisory approach that targets high net worth individuals and provide asset management services.

The Treasury segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units.

Treasury encompasses proprietary trading and the Group's own positions in on-balance-sheet and off-balance-sheet interest-rate and currency products (futures, options), which include money-market business, foreign exchange business, cash management, refinancing and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally steered and is subject to strictly controlled limits. In addition, *Raiffeisen International* has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some Treasury transactions carried out on customer's account are recognized in other segments, including *Retail Customers and,* above all, *Corporate Customers.* Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the **Participations and Other** segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Raiffeisen International employs two central steering benchmarks:

The **Return on equity** before tax states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The **Cost/income ratio** expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of *Net interest income, Net commission income, Trading profit (loss)* and *Operating profit (loss)* (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on *Raiffeisen International*'s internal management reporting system, which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are *Net interest income, Net commission income, Trading profit (loss)* and *Other operating profit (loss),* whereby net interest income is calculated using the market-interest-rate method. The interest reward from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under *Net interest income.*

Provisioning for possible loan losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. *General administrative expenses* includes direct and indirect costs. Direct costs (*Staff expenses* and *Other administrative outlay*) are incurred by individual business segments, whereas indirect costs are apportioned on the basis of agreed ratios.

2004 financial year €000	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	314,491	407,038	76,687	7,578	805,794
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,597)
Net interest income after provisioning	239,177	344,493	76,664	7,863	668,197
Net commission income	124,797	179,769	(7,793)	1,355	298,128
Trading profit (loss)	79,325	67,117	72,848	1,570	220,861
Net income from financial investments and current financial assets	(21)	(2,139)	7,298	3,128	8,265
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit (loss)	5,438	(4,156)	(4,392)	(26,759)	(29,870)
Profit before tax	**229,642**	**42,502**	**111,870**	**(41,781)**	**342,233**
Basis of assessment (incl. market risk)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.5%	23.2%	—	63.4%
Average equity	780,428	373,562	336,785	44,545	1,535,320
Return on equity (before tax)	29.4%	11.4%	33.2%	—	22.3%

2003 financial year €000	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	300,267	244,300	20,053	(939)	563,681
Provisioning for impairment losses	(44,323)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning	255,944	203,903	19,816	(3,580)	476,082
Net commission income	122,761	90,011	(727)	1,067	213,113
Trading profit (loss)	75,830	46,964	95,073	23,757	241,624
Net income from financial investments and current financial assets	2	—	1,220	1,840	3,062
General administrative expenses	(237,974)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit (loss)	4,429	838	1,388	(5,199)	1,456
Profit before tax	**220,991**	**(23,783)**	**87,368**	**(7,875)**	**276,701**
Basis of assessment (incl. market risk)	8,231,758	2,621,366	1,469,486	479,084	12,801,694
Own funds requirement	658,541	209,709	117,559	38,327	1,024,135
Average number of staff	5,773	10,033	482	1,011	17,299
Cost/income ratio	47.3%	95.7%	25.7%	—	64.7%
Average equity	737,490	234,850	131,652	42,922	1,146,914
Return on equity (before tax)	33.6%	(10.1%)	66.4%	—	24.1%

(10b) Segment reporting by geographical market

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group units concerned.

In line with the Group's internal corporate strategy reorientation, markets were redefined somewhat in the year under review. Prior-year figures were adjusted accordingly. The current regional reporting segments are described below:

- Central Europe (CE)
  This segment contains the five countries in which *Raiffeisen International* operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia and Slovenia.

- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania and Serbia and Montenegro (including Kosovo).

- Commonwealth of Independent States (CIS)
  This segment contains the members of the Commonwealth of Independent States – created from parts of the former Soviet Union – where *Raiffeisen International* is active, namely Belarus, Russia and the Ukraine, and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional breakdown by domicile of each Group unit taking funding costs into account:

2004 financial year €000	CE	SEE	CIS	Total
Net interest income	420,655	263,057	122,082	805,794
Provisioning for impairment losses	(69,429)	(44,629)	(23,539)	(137,597)
Net interest income after provisioning	351,226	218,428	98,543	668,197
Net commission income	134,444	118,817	44,868	298,128
Trading profit (loss)	123,090	65,117	32,654	220,861
Net income from financial investments and current financial assets	5,658	2,645	(38)	8,265
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit (loss)	(13,452)	(9,824)	(6,595)	(29,870)
Profit before tax	**162,763**	**100,808**	**78,662**	**342,233**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (incl. market risk)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,188	475,010	223,869	1,571,067
Average number of staff	8,312	8,999	3,494	20,803
Cost/income ratio	65.5%	67.4%	46.9%	63.4%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (before tax)	19.1%	21.7%	36.0%	22.3%

2003 financial year €000	CE	SEE	CIS	Total
Net interest income	318,405	172,090	73,186	563,681
Provisioning for impairment losses	(52,148)	(23,508)	(11,943)	(87,599)
Net interest income after provisioning	266,257	148,582	61,243	476,082
Net commission income	97,956	72,476	42,680	213,113
Trading profit (loss)	142,608	53,569	45,447	241,624
Net income from financial investments and current financial assets	1,695	(5)	1,371	3,062
General administrative expenses	(377,211)	(215,797)	(65,628)	(658,636)
Other operating profit (loss)	4,874	824	(4,242)	1,456
Profit before tax	**136,180**	**59,649**	**80,871**	**276,701**
Total assets	11,778,467	5,657,053	2,627,109	20,062,629
Basis of assessment (incl. market risk)	7,607,527	3,497,860	1,696,307	12,801,694
Own funds requirement	608,603	279,829	135,705	1,024,135
Average number of staff	7,378	6,701	3,220	17,299
Cost/income ratio	67.1%	72.1%	41.8%	64.7%
Average equity	681,564	313,376	151,974	1,146,914
Return on equity (before tax)	20.0%	19.0%	53.2%	24.1%

Notes to the Balance Sheet

(11) Cash reserve

€000	2004	2003
Cash in hand	443,121	410,674
Balances at central banks	1,452,235	1,338,303
Total	**1,895,356**	**1,748,977**

(12) Loans and advances to banks

€000	2004	2003
Giro and clearing business	687,708	541,308
Money-market business	3,330,852	2,884,571
Loans to banks	752,572	94,402
Purchased receivables	8,047	196
Accounts receivable under finance leases	224	25
Total	**4,779,403**	**3,520,502**

Purchased receivables comprises receivables of € 8,047 thousand (2003: € 196 thousand) classified as held to maturity.

Loans and advances to banks breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	1,312,854	489,852
Southeastern Europe (SEE)	998,363	506,866
Commonwealth of Independent States (CIS)	241,957	308,116
Domestic (Austria)	842,380	1,321,139
Other countries	1,383,849	894,529
Total	**4,779,403**	**3,520,502**

(13) Loans and advances to customers

Loans and advances to customers breaks down as follows:

€000	2004	2003
Credit business	9,488,075	7,066,988
Money-market business	2,313,308	1,717,769
Receivables under mortgage loans	2,874,693	1,881,541
Purchased receivables	240,224	58,194
Accounts receivable under finance leases	1,325,705	982,111
Total	**16,242,005**	**11,706,603**

Purchased receivables comprises receivables of € 240,224 thousand (2003: 58,194 thousand) classified as held to maturity.

Loans and advances to customers breaks down into business segments as follows:

€000	2004	2003
Public sector	453,513	719,445
Corporate customers	9,331,098	8,248,008
Retail customers	6,294,882	2,658,617
Other	162,512	80,533
Total	**16,242,005**	**11,706,603**

Loans and advances to customers breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	8,726,298	6,795,444
Southeastern Europe (SEE)	4,959,828	3,211,937
Commonwealth of Independent States (CIS)	2,343,356	1,472,267
Domestic (Austria)	2,736	12,538
Other countries	209,787	214,417
Total	**16,242,005**	**11,706,603**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognizable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance-sheet items that underlie the entry for *Impairment losses on loans and advances*:

€000	On 1/1/2004	Change in scope of consolidation	Allocated**	Released	Used	Transfers, exchange differences	On 31/12/2004
Counterparty risks	267,689	217	211,014	(83,202)	(38,809)	7,033	363,942
Loans/advances to banks	165	—	218	(24)	—	(2)	357
of which in Austria	—	—	—	—	—	—	—
of which in other countries	165	—	218	(24)	—	(2)	357
Loans/advances to customers	267,524	217	210,796	(83,178)	(38,809)	7,035	363,585
of which in Austria	2,922	—	138	(2,799)	—	243	504
of which in other countries	264,602	217	210,658	(80,379)	(38,809)	6,792	363,081
General provisions*	**4,243**	**—**	**225**	**(1,982)**	**—**	**(172)**	**2,314**
Subtotal	**271,932**	**217**	**211,239**	**(85,184)**	**(38,809)**	**6,861**	**366,256**
Risks arising from off-balance-sheet items	13,863	—	23,864	(12,323)	—	2,161	27,565
Total	**285,795**	**217**	**235,103**	**(97,507)**	**(38,809)**	**9,022**	**393,821**

* General risks within the meaning of IAS 30.45.
** Allocations inclusive of direct write-downs and recoveries of receivables already written down.

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

€000	2004	2003
Debt securities and other fixed-interest securities	**2,032,805**	**1,346,249**
of which public-authority debt instruments eligible for refinancing	1,002,572	731,370
of which other debt instruments issued by the public sector	492,367	481,562
of which bonds and debt securities issued by other issuers	537,866	133,317
Shares and other variable-yield securities	**11,378**	**16,684**
of which shares and other securities	9,911	15,138
of which investment fund units	1,467	1,451
of which other securities	—	95
Positive fair values arising from derivative financial instruments	**384,207**	**117,408**
of which interest-rate contracts	44,691	16,773
of which exchange-rate contracts	339,516	100,635
Overnight and fixed deposits held for trading	**18,632**	**—**
Total	**2,447,022**	**1,480,341**

(16) Other current financial assets

Other current financial assets contains the following available-for-sale securities:

€000	2004	2003
Debt securities and other fixed-interest securities	**601,942**	**602,286**
of which public-authority debt instruments eligible for refinancing	367,868	375,052
of which other debt instruments issued by the public sector	62,478	103,162
of which bonds and debt securities issued by other issuers	144,952	98,112
of which debt securities originated by the enterprise	26,644	25,960
Shares and other variable-yield securities	**10,402**	**21,452**
of which shares	867	13,222
of which investment fund units	9,535	8,230
Total	**612,344**	**623,738**

(17) Financial investments

Financial investments contains securities held to maturity and strategic equity participations held on a long-term basis:

€000	2004	2003
Debt securities and other fixed-interest securities	**2,293,503**	**426,487**
of which public-authority debt instruments eligible for refinancing	1,347,618	72,754
of which other debt instruments issued by the public sector	596,879	197,010
of which bonds and debt securities issued by other issuers	349,006	156,723
Equity participations	**73,983**	**38,485**
of which interests in subsidiaries	18,120	16,776
of which interests in companies accounted for using the equity method	15,128	11,403
of which other equity participations	40,735	10,306
Total	**2,367,486**	**464,972**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,209 thousand (2003: € 9,079 thousand).

(18) Intangible fixed assets

€000	2004	2003
Goodwill	74,858	34,975
Other intangible fixed assets	102,182	72,569
Total	**177,040**	**107,544**

(19) Tangible fixed assets

€000	2004	2003
Land and buildings used by the Group for its own operations	159,755	121,256
Other land and buildings	6,690	6,883
Other tangible fixed assets, office furniture and equipment	253,532	197,093
Let leased assets	21,037	8,245
Total	**441,014**	**333,477**

Obligations arising from the use of tangible fixed assets not shown on the Balance Sheet during the 2005 financial year will come to € 52,980 thousand (previous year: € 16,352 thousand). Such obligations during the five years following the year under review will come to € 262,831 thousand (previous year: € 72,209 thousand).

The fair value of *Other land and buildings* (*Investment Property*) was € 7,350 thousand (2003: € 6,883 thousand).

(20) Development of fixed assets

€000	On 1/1/2004	Effect of change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2004
	Cost of acquisition or conversion						
Financial investments	**466,946**	**1,183,660**	**64,986**	**2,715,912**	**(2,064,257)**	**—**	**2,367,247**
Debt securities and other fixed-interest securities	427,684	1,185,449	63,233	2,681,524	(2,063,144)	—	2,294,746
Interests in subsidiaries	18,630	(1,789)	434	2,266	(710)	—	18,831
Interests in companies accounted for using the equity method	10,345	—	971	3,059	—	—	14,375
Other equity participations	10,287	—	349	29,063	(403)	—	39,296
Intangible fixed assets	**192,491**	**63,094**	**7,110**	**57,404**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,814	(1,449)	56	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**1,272,891**	**1,273,254**	**97,784**	**2,964,842**	**(2,153,069)**	**—**	**3,455,702**

Table continues on page 97.

€000	Write-ups, write-downs, remeasurements			Carrying amounts	Carrying amounts
	Cumulative	Write-ups	Write-downs	On 31/12/2004	On 31/12/2003
Financial investments	**239**	**3,746**	**(3,179)**	**2,367,486**	**464,972**
Debt securities and other fixed-interest securities	(1,242)	666	(1,657)	2,293,503	426,487
Interests in subsidiaries	(711)	492	(16)	18,120	16,776
Interests in companies accounted for using the equity method	753	1,167	(1,471)	15,128	11,402
Other equity participations	1,439	1,421	(35)	40,735	10,306
Intangible fixed assets	**(130,118)**	**—**	**(43,314)**	**177,040**	**107,544**
Goodwill	(33,541)	—	(21,284)	74,858	34,975
Other intangible fixed assets	(96,577)	—	(22,030)	102,182	72,569
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**441,014**	**333,477**
Land and buildings used by the Group for its own operations	(76,704)	—	(7,121)	159,755	121,256
Other land and buildings	(4,737)	—	(1,275)	6,690	6,883
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(257,086)	176	(63,479)	253,532	197,093
Let leased assets	(1,757)	5	(1,152)	21,037	8,245
Total	**(470,162)**	**3,927**	**(119,519)**	**2,985,540**	**905,992**

The acquisition in Albania mainly affected fixed assets in the *Financial investments* (*Debt securities*) and *Intangible fixed assets* (*Goodwill*) categories. Additions to *Intangible fixed assets* and *Tangible fixed assets* did not include any appreciable single investments.

(21) Other assets

€000	2004	2003
Tax assets	29,045	22,875
of which current tax assets	10,889	9,260
of which deferred tax assets	18,156	13,615
Receivables arising from non-banking activities	24,239	18,221
Prepayments and other deferrals	97,983	75,679
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	1,046	716
of which interest-rate contracts	1,030	716
of which share-/index-related contracts	16	—
Positive fair values of other derivative financial instruments	43,212	15,307
of which interest-rate contracts	1,604	1,439
of which exchange-rate contracts	41,608	13,868
Other assets	116,183	215,609
Total	**311,708**	**348,407**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of *IAS 39*, derivative financial instruments were measured at their fair values (dirty prices) in their function as hedging instruments. The hedged items underlying fair-value hedges were loans and advances to banks. The hedged risks were interest-rate risks.

This item also includes the positive fair values of derivative financial instruments that were neither held for trading nor fair-value hedging instruments within the meaning of *IAS 39*. The positive fair values of derivative financial instruments reported under *Other current financial assets* in prior years were now recognized in *Other assets* and the comparative figures were adjusted accordingly. Changes in the carrying amounts of the hedged items underlying fair value hedges within the meaning of *IAS 39* were recognized under the appropriate balance-sheet headings.

(22) Deposits from banks

Deposits from banks breaks down as follows:

€000	2004	2003
Giro and clearing business	351,850	319,847
Money-market business	2,672,505	2,440,697
Long-term finance	3,595,410	2,559,200
Total	**6,619,765**	**5,319,744**

Deposits from banks breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	1,079,254	683,593
Southeastern Europe (SEE)	285,067	166,323
Commonwealth of Independent States (CIS)	116,826	103,237
Domestic (Austria)	2,534,417	2,529,477
Other countries	2,604,201	1,837,115
Total	**6,619,765**	**5,319,744**

(23) Deposits from customers

Deposits from customers breaks down into product groups as follows:

€000	2004	2003
Sight deposits	6,896,160	4,540,211
Time deposits	10,315,006	6,672,180
Savings deposits	958,295	870,381
Total	**18,169,461**	**12,082,772**

Deposits from customers breaks down into customer segments as follows:

€000	2004	2003
Public sector	706,735	495,405
Corporate customers	6,798,837	6,038,365
Retail customers	10,466,000	5,453,117
Other	197,889	95,885
Total	**18,169,461**	**12,082,772**

Deposits from customers breaks down along geographical lines as follows:

€000	2004	2003
Central Europe (CE)	9,249,165	7,333,206
Southeastern Europe (SEE)	6,405,364	3,248,959
Commonwealth of Independent States (CIS)	1,629,212	1,030,526
Domestic (Austria)	310,312	24,196
Other countries	575,408	445,885
Total	**18,169,461**	**12,082,772**

(24) Liabilities evidenced by paper

€000	2004	2003
Issued debt securities	368,895	258,228
Issued money-market instruments	5,852	3,464
Other liabilities evidenced by paper	287,711	171,216
Total	**662,458**	**432,908**

(25) Provisions for liabilities and charges

€000	On 1/1/2004	Change in scope of consolidation	Allocated	Released	Used	Transfers, exchange differences	On 31/12/2004
Severance payments	262	—	136	—	(18)	(1)	379
Retirement benefits	42	—	50	(22)	—	20	90
Taxes	28,701	—	34,833	(6,161)	(6,066)	1,466	52,773
of which current	10,315	—	25,611	(1,513)	(6,066)	769	29,116
of which deferred	18,386	—	9,222	(4,648)	—	697	23,657
Guarantees and sureties	13,863	—	23,864	(12,323)	—	2,160	27,564
Other	23,718	1,012	20,399	(5,609)	(9,070)	1,112	31,562
Total	**66,587**	**1,012**	**79,282**	**(24,115)**	**(15,154)**	**4,757**	**112,368**

Other provisions for liabilities and charges consists largely of provisions for legal cases and unused vacation rights.

Deferred taxes breaks down as follows:

€000	**2004**	**2003**
Deferred tax assets	18,156	13,615
Provisions for deferred tax liabilities	(23,657)	(18,386)
Net deferred taxes	**(5,501)**	**(4,771)**

Net deferred taxes resulted from the following items:

€000	**2004**	**2003**
Impairment losses on loans and advances	17,020	15,701
Tangible and intangible fixed assets	2,727	5,656
Other assets	31,354	2,774
Provisions for liabilities and charges	5,121	4,025
Other liabilities	56,570	11,082
Tax loss carryforwards	4,875	2,133
Other balance-sheet items	35,796	63,925
Deferred tax assets	**153,463**	**105,295**
Loans and advances to banks	965	20,618
Loans and advances to customers	5,328	6,607
Trading assets	58,038	15,025
Financial investments	2,919	3,484
Other liabilities	42,242	30,237
Other balance-sheet items	49,472	34,095
Deferred tax liabilities	**158,964**	**110,066**
Net deferred taxes	**(5,501)**	**(4,771)**

The Consolidated Financial Statements contain capitalized benefits from as yet unused tax loss carryforwards at the amount of € 4,875 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited period.

No tax deferrals were capitalized for tax loss carryforwards of € 14,532 thousand because there appeared to be no prospect of being able to realize them within a reasonable period at the time.

(26) Trading liabilities

€000	2004	2003
Negative fair values arising from derivative financial instruments	408,347	114,843
of which arising from interest-rate contracts	85,257	25,362
of which arising from exchange-rate contracts	323,050	89,481
of which arising from share-/index-related contracts	40	—
Overnight and fixed deposits held for trading	1,597	—
Total	**409,944**	**114,843**

(27) Other liabilities

€000	2004	2003
Liabilities arising from non-banking activities	35,158	22,252
Deferred items	44,956	22,211
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	4,030	2,374
of which arising from interest-rate contracts	487	2,374
of which arising from exchange-rate contracts	3,369	—
of which arising from share-/index-related contracts	174	—
Negative fair values of other derivative financial instruments	20,182	19,622
of which arising from interest-rate contracts	2,690	2,620
of which arising from exchange-rate contracts	17,492	17,002
Other liabilities	208,299	290,214
Total	**312,625**	**356,673**

The negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of *IAS 39*, recognized under *Available-for-sale financial assets* in prior years, were now recognized under *Other liabilities*. The comparative figures have been adjusted accordingly.

(28) Subordinated capital

€000	2004	2003
Subordinated obligations	422,698	252,405
Supplementary capital	21,000	58,179
Total	**443,698**	**310,584**

€ 377,873 thousand of total subordinated capital was furnished by *Raiffeisen Zentralbank Österreich AG* (2003: € 310,584 thousand).

(29) Equity and minorities

€000	2004	2003
Equity	*1,628,902*	*924,005*
Subscribed capital	*382,140*	*50,000*
Capital reserves	*935,410*	*770,483*
Retained earnings	*311,352*	*103,522*
Profit	*210,944*	*178,733*
Minorities	*336,957*	*275,780*
Total	***2,176,803***	***1,378,518***

The issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 62,500 thousand no-par shares with a total nominal value of € 380,434,782.61.

Pursuant to a resolution of the Extraordinary General Meeting of Shareholders held on 19 July 2004, the Company's share capital was increased by 7.5 million no-par shares or a nominal total of € 300,000 thousand. The transaction was fully subscribed.

During a further Extraordinary General Meeting of Shareholders held on 15 October 2004, it was decided to open the Company to outside shareholders. *RZB* waived its rights and subscribed capital was thus increased by five million no-par shares or € 30,435 thousand subscribed by the *European Bank for Reconstruction and Development* (*EBRD*) and the *International Finance Corporation* (*IFC*). In the course of the capital increase, the amount of € 169,565 thousand (less issuing costs) was booked to *Capital reserves* as a premium.

A resolution of the General Meeting of Shareholders held on 3 May 2004 authorized the Managing Board to issue *Genussrechte* (profit participation rights) up to a total amount of € 4,000 thousand. € 1,705 thousand of that total was issued during the year under review. The profit participation rights were recognized under *Subscribed capital.* These profit participation rights constitute a bonus system for the officers and senior staff of *Raiffeisen International.* They are issued for the duration of the Company and attest to a right to participate in its current profits and losses (as calculated using a formula laid down in the Terms and Conditions of Issue) and in winding-up profit. The profit base as calculated for 2004 was € 482 thousand. The holding of a profit participation right does not constitute a shareholding.

It is planned to ask the General Meeting of Shareholders on 8 March 2005 to authorize the Managing Board, subject to the consent of the Supervisory Board, to increase the Company's share capital by up to € 67,000 thousand by issuing new shares for capital contributions (authorized capital). The issue price, terms and conditions of issue, time of commencement of the dividend right and the exclusion of subscription rights can be laid down by the Managing Board with the consent of the Supervisory Board.

Moreover, it is planned to ask the General Meeting of Shareholders on 8 March 2005 to resolve to carry out a stock split to increase the number of shares on a two-for-one basis, which would increase the number of shares to 125,000 thousand. In addition, the General Meeting of Shareholders will be asked to approve the conversion of the *Raiffeisen International Bank-Holding AG* share from a registered to a bearer share.

The development of consolidated equity is shown on page 66.

Additional notes pursuant to IFRS

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2004:

€000	Due at call or of unspecified maturity	Up to 3 months	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years
Loans and advances to banks	773,999	3,391,443	471,830	85,418	56,713
Loans and advances to customers	1,245,159	2,552,609	4,285,294	5,837,824	2,321,119
Trading assets	39,361	689,431	469,333	567,734	681,163
Other current financial assets	10,377	333,883	95,042	164,894	8,148
Financial investments	73,982	517,497	899,330	846,203	30,473
Deposits from banks	475,565	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by paper	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

Maturities breakdown as of 31 December 2003:

€000	Due at call or of unspecified maturity	Up to 3 months	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other current financial assets	7,777	216,471	212,394	163,013	24,082
Financial investments	38,484	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,114	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

(31) Receivables and payables vis-à-vis related parties

€000	2004	2003
Loans and advances to banks		
Subsidiaries	689,562	1,210,903
Companies accounted for using the equity method	22	22
Other equity participations	5,105	21,248
Loans and advances to customers		
Subsidiaries	127,235	145,993
Companies accounted for using the equity method	5	5
Other equity participations	105,885	46,693
Trading assets		
Subsidiaries	3,506	1,860
Companies accounted for using the equity method	667	—
Other current financial assets		
Subsidiaries	25	873
Companies accounted for using the equity method	15	15

€000	2004	2003
Deposits from banks		
Subsidiaries	2,579,311	2,412,081
Companies accounted for using the equity method	54,291	21,254
Other equity participations	9,949	—
Deposits from customers		
Subsidiaries	22,806	19,438
Companies accounted for using the equity method	1,614	130
Other equity participations	6,299	16,494

(32) Foreign-currency items

The Consolidated Financial Statements contain the following volumes of assets and liabilities denominated in foreign currencies:

€000	2004	2003
Assets	20,616,018	13,785,581
Liabilities	18,212,562	13,614,168

(33) Foreign assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

€000	2004	2003
Assets	27,346,940	18,586,846
Liabilities	23,438,056	15,846,888

(34) Expenditure on subordinated obligations

Expenditure on subordinated obligations during the year under review totalled € 13,797 thousand (2003: € 9,307 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

€000	2004	2003
Contingent liabilities	**1,733,636**	**1,439,163**
of which arising from endorsed bills	1,693	1,329
of which arising from guarantee credits	743,963	665,895
of which arising from other guarantees	736,279	600,855
of which arising from letters of credit	224,746	149,570
of which other contingent liabilities	26,955	21,514
Commitments	**4,205,361**	**3,065,546**
of which arising from irrevocable loan promises/stand-by facilities	2,943,885	1,957,300
up to and including 1 year	1,372,259	1,018,142
more than 1 year	1,571,626	939,158
of which other commitments	1,261,476	1,108,246

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

€000	2004	2003
Genuine repurchase agreements (as borrower)		
Deposits from banks	28,320	13,083
Deposits from customers	12,631	1,717
Total	**40,951**	**14,800**

€000	2004	2003
Genuine reverse repurchase agreements (as lender)		
Loans and advances to banks	340,453	1,079
Loans and advances to customers	29,855	44,752
Total	**370,308**	**45,831**

(37) Assets pledged as collateral

The following items were securitized by assets shown on the Balance Sheet:

€000	2004	2003
Deposits from banks	10,160	—
Deposits from customers	6,710	17,669
Liabilities evidenced by paper	51,620	—
Other liabilities	—	8,294
Contingent liabilities and commitments	20,746	17,768
Total	**89,236**	**43,731**

The following assets on the Balance Sheet were furnished as collateral for the abovenamed obligations:

€000	2004	2003
Loans and advances to banks	13,393	37,510
Trading assets	56,479	—
Other current financial assets	21,747	3,955
Financial investments	—	4,550
Total	**91,619**	**46,015**

(38) Trust activities

Volumes of fiduciary business outstanding on the balance-sheet date that were not recognized on the Balance Sheet developed as follows:

€000	2004	2003
Loans and advances to banks	10,349	—
Loans and advances to customers	22,583	11,419
Financial investments	6,255	5,572
Fiduciary assets	**39,187**	**16,991**
Deposits from banks	12,139	2,492
Deposits from customers	20,793	8,927
Other fiduciary liabilities	6,255	5,572
Fiduciary liabilities	**39,187**	**16,991**

(39) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing either because the counterparty's financial situation was such that no recovery of funds was to be expected or because the counterparty had not discharged its financial obligations for a period of more than 90 days:

€000	2004	2003
Loans and advances to customers	377,960	381,925
Impairment losses on loans and advances	(144,843)	(64,332)
Total	**233,117**	**317,667**

(40) Finance leases

Receivables arising from finance leases developed as follows:

€000	2004	2003
Gross investment value	**1,492,848**	**1,141,344**
Minimum lease payments	1,492,848	1,141,305
up to 3 months	273,964	120,462
from 3 months up to 1 year	373,560	316,043
from 1 year up to 5 years	784,773	654,761
over 5 years	60,551	50,039
Non-guaranteed residual values	—	39
Unrealized financial income	**209,172**	**163,028**
up to 3 months	24,538	21,646
from 3 months up to 1 year	62,385	52,755
from 1 year up to 5 years	111,576	79,442
over 5 years	10,673	9,185
Net investment value	**1,283,676**	**978,316**

Write-offs of unrecoverable minimum lease payments outstanding came to € 25,881 thousand (2003: € 11,211 thousand).

Assets let within the scope of finance leases broke down as follows:

€000	2004	2003
Vehicles leases	928,718	599,176
Real-estate leases	98,476	77,110
Movable property leases	256,482	302,030
Total	**1,283,676**	**978,316**

Notes on financial instruments

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, *Raiffeisen International*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of *RZB*, *Raiffeisen International* is integrated into *RZB*'s risk management system.

Overall risk management and risk-management structure

Under the Austrian *Bankwesengesetz* (*BWG*: banking act), *RZB* as parent company is obliged to instal a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within the *Raiffeisen International Group*, the Managing Board of *Raiffeisen International* decides risk management guidelines within the scope of the framework laid down by the *RZB Group*. The Managing Board of *Raiffeisen International* approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group management. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in hand.

Individual risk types in relation to *Raiffeisen International*'s economic capital on 31 December 2004:


Market risk
7%
Credit risk
76%
Operational risk
17%

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at *Raiffeisen International* is monitored and managed by *RZB* within the scope of a service level agreement (*SLA*). The rules and procedures for the management of market risks are defined by *RZB* on a Group-wide basis and endorsed by the Managing Board of *Raiffeisen International*. Each *Raiffeisen International Network Bank* has a Market Risk Management Department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to *RZB*.

Raiffeisen International approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with the *RZB Group*. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny throughout the Group.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 percent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, *Raiffeisen International* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for the management of risks.

Risk figures (99%, VaR, 10-day) for market risk in the trading books of *Raiffeisen International*, by risk type, in thousands of euros:

€000	***VaR on 31/12/2004***	***Average VaR***	***Minimum VaR***	***Maximum VaR***
Interest-rate risk	*1,699*	*2,130*	*1,458*	*2,592*
Currency risk	*19,091*	*19,636*	*17,023*	*20,007*
Price risk	*76*	*690*	*76*	*1,473*

€000	***VaR on 31/12/2003***	***Average VaR***	***Minimum VaR***	***Maximum VaR***
Interest-rate risk	*6,421*	*2,389*	*153*	*6,421*
Currency risk	*17,262*	*13,948*	*6,174*	*17,371*
Price risk	*473*	*703*	*99*	*1,526*

Raiffeisen International uses the standard methodology within the meaning of the *Capital Adequacy Directive* to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest-rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *Raiffeisen International* also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the Treasury departments at the *Network Banks*, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at *Raiffeisen International* as of 31 December 2004 (€000):

Maturity gap	*6–12 Mon*	*1–2 Yr*	*2–5 Yr*	*>5 Yr*
EUR	*(518)*	*9,609*	*66,884*	*(5,069)*
USD	*51,694*	*53,926*	*30,833*	*24,923*
Other	*(100,250)*	*4,663*	*143,557*	*(61,031)*

Interest maturity gaps at *Raiffeisen International* as of 31 December 2003 (€000):

Maturity gap	*6–12 Mon*	*1–2 Yr*	*2–5 Yr*	*>5 Yr*
EUR	*(10,383)*	*(49,429)*	*17,742*	*(10,365)*
USD	*(33,828)*	*14,225*	*8,785*	*2,484*
Other	*(187,256)*	*(162,916)*	*154,188*	*96,483*

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2004 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	*6–12 Mon*	*1–2 Yr*	*2–5 Yr*	*>5 Yr*
EUR	*0.6*	*(0.0)*	*(20.6)*	*3.5*
USD	*(5.6)*	*(6.5)*	*(9.3)*	*(13.5)*
Other	*11.3*	*(4.1)*	*(45.5)*	*34.4*

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2003 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	*6–12 Mon*	*1–2 Yr*	*2–5 Yr*	*>5 Yr*
EUR	*0.8*	*8.9*	*(7.5)*	*6.0*
USD	*2.6*	*(1.8)*	*(3.7)*	*(1.3)*
Other	*14.9*	*30.5*	*(56.7)*	*(53.3)*

Credit risk

Credit risk within *Raiffeisen International* consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to *Raiffeisen International* because the *Network Banks* mainly do business within their own countries.

Loans and advances to banks and customers and off-balance-sheet transactions broke down by region as follows:

€000	2004	Per cent	2003	Per cent
Hungary	5,610,480	16.9%	3,996,615	17.8%
Slovakia	4,697,723	14.1%	3,840,974	17.1%
European Union*	3,808,870	11.4%	3,304,382	14.7%
Croatia	3,081,055	9.3%	2,353,308	10.5%
Poland	2,998,401	9.0%	1,910,618	8.5%
Russia	2,581,536	7.8%	1,442,476	6.4%
Czech Republic	2,364,445	7.1%	1,966,763	8.8%
Romania	2,203,735	6.6%	1,094,586	4.9%
Other	5,937,732	17.8%	2,551,471	11.3%
Total	**33,283,977**	**100.0%**	**22,461,194**	**100.0%**

* Prior-year figures for the new EU members that are not reported separately (EU-10) have also been adjusted.

Credit management is carried out by risk management departments under instructions from the Managing Board of *Raiffeisen International.* They provide the Managing Board and *RZB* with regular reports on risks in the loan portfolios in question.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of *Raiffeisen International.* Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstance compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Local risk decisions are delegated to Group units to an extent decided by the Managing Board of *Raiffeisen International* or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from *Front Office* and *Back Office* are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (*Basel II*), the seamless management, monitoring and control of credit risks at *Raiffeisen International* are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required, *inter alia*, by *Basel II*) and, in future, to calculate regulatory own funds using an internal ratings based approach (*IRB*). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The *Unrated* category includes retail business as well. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal rating		***2004***	***Per cent***	***2003***	***Per cent***
0.5	*Minimal Risk*	*15,058*	*0.1%*	*121,198*	*0.7%*
1.0	*Excellent credit standing*	*1,080,018*	*4.9%*	*664,443*	*4.1%*
1.5	*Very good credit standing*	*1,467,315*	*6.7%*	*353,488*	*2.2%*
2.0	*Good credit standing*	*1,996,135*	*9.1%*	*2,216,471*	*13.6%*
2.5	*Average credit standing*	*2,020,368*	*9.2%*	*1,067,652*	*6.6%*
3.0	*Mediocre credit standing*	*3,360,293*	*15.4%*	*3,588,775*	*22.1%*
3.5	*Weak credit standing*	*2,360,151*	*10.8%*	*1,352,066*	*8.3%*
4.0	*Very weak credit standing*	*3,162,227*	*14.5%*	*2,627,998*	*16.2%*
4.5	*Doubtful and/or partial write-offs*	*740,053*	*3.4%*	*332,420*	*2.0%*
5.0	*Loss/bankruptcy or similar proceedings*	*180,093*	*0.8%*	*157,889*	*1.0%*
	Unrated (incl. retail loans)	*5,484,400*	*25.1%*	*3,787,422*	*23.2%*
	Total	***21,866,111***	***100.0%***	***16,269,822***	***100.0%***

All default definitions have been adapted for the purposes of the *IRB* approach and the revised definitions have been applied throughout *RZB-Kreditinstitutsgruppe* within the scope of the implementation of *Basel II*. According to the definition employed by *RZB-Kreditinstitutsgruppe*, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff play a decisive part in charting, analyzing and allocating any impairment losses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

Loans outstanding and off-balance-sheet transactions at *Raiffeisen International* by industry or sector:

€000	2004	Per cent	2003	Per cent
Manufacturing	*5,546,650*	*21.6%*	*3,985,208*	*23.3%*
Retailing and wholesaling	*4,408,366*	*17.2%*	*3,390,407*	*19.9%*
Public administration, social insurance	*4,271,116*	*16.6%*	*1,856,097*	*10.9%*
Private households	*4,065,044*	*15.8%*	*2,510,497*	*14.7%*
Construction and real estate	*1,965,720*	*7.7%*	*1,511,658*	*8.9%*
Other	*5,425,987*	*21.1%*	*3,825,186*	*22.4%*
Total	***25,682,882***	***100.0%***	***17,079,053***	***100.0%***

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by *Raiffeisen International* and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risk

In line with *Basel II*, *Raiffeisen International* defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. *Raiffeisen International* plans to introduce early-warning indicators in 2005. It intends to apply the standardized approach to operational risk within the meaning of *Basel II*. That approach is based on gross earnings in each business segment.

To further reduce operational risk, the Group is stepping up its staff training programme as well as working on the development of emergency plans and back-up systems. It is also applying the *SixSigma* method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal amounts by maturity				Fair values	
€000	Up to 1 year	From more than 1 to 5 years	More than 5 years	Total	Positive	Negative
Total	**12,348,472**	**3,038,462**	**380,451**	**15,767,385**	**415,173**	**(381,079)**
a) Interest-rate contracts	**3,633,610**	**2,868,504**	**364,689**	**6,866,803**	**38,710**	**(46,890)**
OTC products:						
Interest swaps	131,269	1,185,013	364,689	1,680,971	31,946	(39,519)
Interest futures	3,502,341	1,683,491	—	5,185,832	6,765	(7,371)
b) Exchange-rate contracts	**8,707,835**	**169,958**	**15,761**	**8,893,555**	**376,463**	**(334,149)**
OTC products:						
Currency and interest swaps	26,444	48,285	15,761	90,491	2,483	(7,675)
Forward exchange deals	7,744,007	103,373	—	7,847,379	368,744	(320,611)
Currency options – buys	416,067	9,150	—	425,217	4,880	—
Currency options – sells	482,099	9,150	—	491,250	—	(5,686)
Products traded on a stock exchange:						
Currency futures	39,218	—	—	39,218	356	(177)
c) Securities-related contracts	**7,027**	**—**	**—**	**7,027**	**—**	**(40)**
OTC products:						
Share/index futures	109	—	—	109	—	—
Products traded on a stock exchange:						
Share/index futures	6,918	—	—	6,918	—	(40)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2003:

	Nominal amounts by maturity				Fair values	
€000	Up to 1 year	From more than 1 to 5 years	More than 5 years	Total	Positive	Negative
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest-rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Interest futures	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange-rate contracts	**5,501,438**	**110,772**	—	**5,612,210**	**110,031**	**(92,462)**
OTC products :						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options – buys	253,084	3,394	—	256,478	1,705	—
Currency options – sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange :						
Currency futures	42,547	—	—	42,547	407	(459)
c) Securities-related contracts	**10,548**	**—**	**—**	**10,548**	**—**	**(164)**
Products traded on a stock exchange:						
Share/index futures	10,548	—	—	10,548	—	(164)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts on the Balance Sheet if they had a remaining term of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

€000	Fair Value	Carrying amount	2004 Difference	Fair Value	Carrying amount	2003 Difference
Assets						
Loans and advances to banks	4,781,163	4,779,403	1,760	3,520,443	3,520,502	(59)
Loans and advances to customers	16,342,265	16,242,005	100,260	11,775,956	11,706,603	69,353
Financial investments	2,386,600	2,367,486	19,114	465,471	464,972	499
Liabilities						
Deposits from banks	6,578,307	6,619,765	(41,458)	5,284,142	5,319,744	(35,602)
Deposits from customers	18,172,744	18,169,461	3,283	12,038,363	12,082,772	(44,409)
Liabilities evidenced by paper	665,709	662.458	3.252	433.003	432.908	95
Subordinated capital	443.882	443.698	184	310.759	310.584	175

Other disclosures

(44) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the *Bankwesengesetz* (*BWG*: Austrian banking act). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

€000	2004	2003
Tier 1 capital (core capital)	1,977,086	1,204,364
Tier 2 capital (additional own funds)	403,196	265,577
Less interests in banks and financial institutions	(51,594)	(14,988)
Eligible own funds	**2,328,687**	**1,454,952**
Tier 3 capital (short-term subordinated own funds)	31,156	7,931
Total own funds	**2,359,843**	**1,462,883**
Total own funds requirement	**1,571,067**	**1,024,135**
Excess own funds	**788,776**	**438,748**
Excess cover ratio in per cent	50.2%	42.8%
Core capital ratio in per cent	10.1%	9.4%
Own funds ratio in per cent	12.0%	11.4%

Total own funds requirement is made up as follows:

€000	2004	2003
Risk-weighted basis of assessment pursuant to § 22 BWG	16,690,114	12,042,925
of which 8 per cent minimum own funds requirement	1,335,209	963,402
Own funds requirement for the trading book under § 22b Abs. 1 BWG	136,127	53,838
Own funds requirement for open currency positions under § 26 BWG	99,731	6,896
Total own funds requirement	**1,571,067**	**1,024,135**

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2004	2003
White collar	20,543	17,179
Blue collar	260	120
Total	**20,803**	**17,299**

(46) Expenditure on severance payments and retirement benefits

€000	2004	2003
Members of the Managing Board and senior staff	1,309	231
Other employees	1,732	1,282

(47) Remuneration of board members

The members of the managing and supervisory boards of the parent company were remunerated as follows:

€000	2004	2003
Managing Board	1,607	839
Supervisory Board	120	120

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments.

Since some Managing Board members had posts in *RZB* boards or were *RZB* employees in the previous year and, in part, in the year under review, those Managing Board members drew their salaries from *RZB*; these were not reimbursed by *Raiffeisen International*.

(48) Boards and officers

Managing Board

- Herbert Stepic, Chairman
- Heinz Hödl, Vice-Chairman (to 31 December 2004)
- Martin Grüll (from 3 January 2005)
- Aris Bogdaneris (from 1 October 2004)
- Rainer Franz
- Peter Lennkh (from 1 October 2004)
- Heinz Wiedner

Supervisory Board

- Walter Rothensteiner, Chairman
- Manfred Url, Vice-Chairman
- Patrick Butler (from 28 September 2004)
- Stewart Gager (from 24 January 2005)
- Karl Sevelda
- Karl Stoss (to 28 September 2004)
- Peter Woicke (from 24 January 2005)

Vienna
25 February 2005

The Managing Board

Herbert Stepic   Martin Grüll   Aris Bogdaneris

Rainer Franz   Peter Lennkh   Heinz Wiedner

Auditors' Report and Certificate

To the Managing Board and Supervisory Board of *Raiffeisen International Bank-Holding AG,* Vienna:

"We have audited the German version of the accompanying consolidated financial statements of *Raiffeisen International Bank-Holding AG* as of December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with *International Standards on Auditing* (*ISA*) issued by the *International Federation of Accountants* (*IFAC*). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiffeisen International Bank-Holding AG* as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with *International Financial Reporting Standards* (*IFRS*). We further confirm that the management's report is consistent with the consolidated financial statements of *Raiffeisen International Bank-Holding AG*."

Vienna
25 February 2005

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch　　Johann Mühlehner

Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

Scope of consolidation

Besides the parent company, the scope of consolidation included the following subsidiaries:

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
GSI Group Software Investment AG, Zug (CH)	29,400,000	CHF	100.0%		BR
JSCB Raiffeisenbank Ukraine, Kiev (UA)	309,477,058	UAH	100.0%		BA
Non-State Pension Fund Raiffeisen, Moscow (RU)	57,000,000	RUR	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUR	87.5%		FI
Priorbank JSC, Minsk (BY)	101,463,131,925	BYR	62.1%		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	5,000	BGN	81.1%		FI
Raiffeisen Bank Kosovo J.S.C., Priština (CS)	17,750,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	492,996,150	PLN	100.0%		BA
Raiffeisen Bank Rt., Budapest (HU)	29,002,010,000	HUF	70.3%		BA
Raiffeisen Bank S.A., Bucharest (RO)	10,520,427,700,000	ROL	99.4%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	25,497,462	EUR	100.0%		BA
Raiffeisen Capital Asset Management, Moscow (RU)	10,000	RUR	100.0%		FI
Raiffeisen Car Leasing Ltd., Budapest (HU)	20,000,000	HUF	72.7%		FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.5%		BR
Raiffeisen Krekova banka d.d., Maribor (SI)	2,058,000,000	SIT	97.5%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	2,000,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (CS)	62,816,350	CSD	82.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SI)	415,800,000	SIT	75.0%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	1,000,000	BAM	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	94.9%		FI
Raiffeisen Leasing S.R.L., Bucharest (RO)	76,434,000,000	ROL	75.0%		FI
Raiffeisen Lízing Rt., Budapest (HU)	225,620,000	HUF	72.7%		FI
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	75.0%		FI
Raiffeisen Securities and Investment Rt., Budapest (HU)	20,000,000	HUF	70.3%		FI
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	65,594,928	BGN	100.0%		BA
Raiffeisenbank a.d., Belgrade (CS)	2,018,537,580	CSD	90.0%		BA
Raiffeisenbank a.s., Prague (CZ)	2,500,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	499,140,000	HRK	75.0%		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo (BA)	68,833,000	BAM	97.0%		BA
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	75.0%		FI
Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna (AT)	36,336	EUR	75.0%		BR
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
Raiffeisen-RBHU Holding GmbH, Vienna (AT)	236,640	EUR	70.3%		OT
RLI Holding Gesellschaft m.b.H., Vienna (AT)	40,000	EUR	75.0%		OT
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT
Tatra banka a.s., Bratislava (SK)	1,004,320,000	SKK	72.4%		BA
Tatra Group Finance, s.r.o., Bratislava (SK)	314,100,000	SKK	72.4%	3.2%	BR
Tatra Group Servis spol.s.r.o., Bratislava (SK)	370,000,000	SKK	72.4%	0.4%	BR
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	72.1%		FI
UMBRA Handels- und Beteiligungsgesellschaft m.b.H., Vienna (AT)	500,000	ATS	100.0%		OT
ZAO Raiffeisenbank Austria, Moscow (RU)	4,447,048,000	RUR	100.0%		BA

Companies accounted for in the Consolidated Financial Statements using the equity method

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
Raiffeisen stambena štedionica d.d., Zagreb (HR)	70,000,000	HRK	26.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	611,865,000,000	ROL	33.3%		BA
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA

Subsidiaries that were not fully consolidated

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
ACTIUNI NATIONALE S.A. – societate in lichidare, Bucharest (RO)	10,000,000,000	ROL	90.6%	0.1%	FI
Alfa Ász Kft., Budapest (HU)	3,000,000	HUF	100.0%		FI
AXEN spol.sr.o., Bratislava (SK)	48,610,000	SKK	100.0%		BR
B.S.R. Building s.r.o., Prague (CZ)	200,000	CZK	68.9%	68.9%	OT
Dom-office 2000, Minsk (BY)	834,781,000	BYR	100.0%		OT
ELIOT, s.r.o., Bratislava (SK)	200,000	SKK	100.0%		BR
F-Spektrum, s.r.o., Bratislava (SK)	200,000	SKK	81.0%		FI
Fundusz Rozwoju sp.z.o.o., Warsaw (PL)	120,000	PLN	100.0%	100.0%	OT
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Wroclaw (PL)	500,000	PLN	35.3%		FI
Market Investment Group d.o.o., Sarajevo (BA)	500,000	BAM	100.0%		FI
Második Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	96.9%	6.9%	FI
Miriada d.o.o. V Stecaju (in Liquidation), Maribor (SI)	1,500,000	SIT	100.0%		OT
OOO Raiffeisen Investment (in Liquidation), Moscow (RU)	1,800,000	RUR	26.0%		OT
Priorleasing, Minsk (BY)	500,000,001	BYR	100.0%		FI
Private Insurance Joint-Stock Company "Victoria", Minsk (BY)	540,000,000	BYR	69.7%	34.7%	IN
Raiffeisen Befektetési Alapkezelö Rt., Budapest (HU)	100,000,000	HUF	20.0%		FI
Raiffeisen BROKERS doo, Sarajevo (BA)	150,000	BAM	100.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	100.0%		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw (PL)	4,000,000	PLN	15.6%		FI
Raiffeisen Capital & Investment S.A., Bucharest (RO)	16,000,000,000	ROL	100.0%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	100.0%		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest (HU)	20,000,000	HUF	51.0%		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	96.9%	6.9%	BR
Raiffeisen INSURANCE d.d., Sarajevo (BA)	3,000,000	BAM	85.9%		IN
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	100.0%		FI
Raiffeisen Property Lizing Rt., Budapest (HU)	50,000,000	HUF	100.0%		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest (HU)	25,300,000	HUF	100.0%		BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	50,000	BGL	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	300,000,000	ROL	85.5%	85.5%	FI
Raiffeisen Üzemeltetö Kft., Budapest (HU)	6,000,000	HUF	76.4%	76.4%	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	25,945,300	HRK	100.0%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	100.0%		BR
RENT CC, spol.s.r.o., Bratislava (SK)	200,000	SKK	100.0%		FI

Subsidiaries that were not fully consolidated (cont.)

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
RENT PO, spol. s.r.o., Bratislava (SK)	200,000	SKK	100.0%		FI
RL Retail Holding GmbH, Vienna (AT)	36,000	EUR	100.0%		OT
RLP Anonymus Utca Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLP Csórsz u. Kft, Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLP Somlói út Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLRE & EUBE OC – TERRONIC I., s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
RLRE & EUBE OC – TERRONIC II., s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Alpha Property s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Beta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Eden Invest, s.r.o., Prague (CZ)	72,004,000	CZK	100.0%	100.0%	OT
RLRE Epsilon Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
RLRE Eta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Gamma Property, s.r.o., Prague (CZ)	100,000	CZK	100.0%		FI
RLRE Hotel Ellen, s.r.o., Prague (CZ)	100,000	CZK	100.0%		FI
RLRE Investholding B.V., Arnhem (NL)	90,000	EUR	100.0%		FI
RLRE Jota Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Kappa Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Lambda Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Omikron Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Sigma Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Theta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
SCT Beruházás Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	FI
SCT Kárász u. Kft., Budapest (HU)	3,000,000	HUF	100.0%		FI
SCT KÖKI Kft, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCT Obi 1 Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCT Tündérkert Kft., Budapest (HU)	3,000,000	HUF	100.0%		BR
SCTAI Angol Iskola Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTB Pécs Kft, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTB Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTD Késmárk utca Kft, Budapest (HU)	6,000,000	HUF	100.0%	100.0%	OT
SCTD Kondoros Kft., Budapest (HU)	6,000,000	HUF	100.0%	100.0%	OT
SCTH Budaörs Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTJ Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTM Nyíregyháza Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTO Bécsi Út Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTO Fogarasi Út Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTO Hajdúság Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTP Biatorbágy Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTS Avas Real Estatement Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTS Szerencs Real Estatement Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTSZH Váci Út Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTW Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
Seventh's Line, Minsk (BY)	1,051,908,000	BYR	100.0%		IN
SPC Vagyonkezelö Korlátolt Felelösségú Társaság, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
Szinvapark Kft., Budapest (HU)	100,250,000	HUF	100.0%	100.0%	OT
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	96.2%		FI
TatraReality, s.r.o., Bratislava (SK)	27,100,000	SKK	100.0%	100.0%	BR
TelPol 3 S.A., Gdańsk (PL)	100,000	PLN	100.0%		OT
TG Strom, s.r.o., Bratislava (SK)	5,600,000	SKK	100.0%		BR
TL Leasing s.r.o., Bratislava (SK)	10,000,000	SKK	100.0%		FI

Other equity participations

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
AGRAS-OMNIASIG S.A., Bucharest (RO)	89,121,526,000	ROL	13.0%		OT
BAMCARD d.o.o., Sarajevo (BA)	335,478	BAM	3.2%		OT
Bank TuranAlem JSC, Almaty (KZ)	22,891,450,000	KZT	12.8%		BA
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana (SI)	497,299,591	SIT	2.2%		OT
Belarussian currency and stock exchange JSC, Minsk (BY)	127,700,000	BYR	<0.1%		SE
Bosna Osiguranje d.d., Sarajevo (BA)	3,006,800	BAM	<0.1%		IN
Budapest Stock Exchange, Budapest (HU)	4,694,460,000	HUF	<0.1%		SE
Burza cennych papierov a.s., Bratislava (SK)	113,850,000	SKK	0.3%		SE
CENTRALNA TABELA OFERT – CeTO, Warsaw (PL)	6,422,283	PLN	3.1%		OT
Centrum Zaufania I Certyfikacji – Centrast S.A., Warsaw (PL)	21,000,000	PLN	1.0%		OT
D. Trust Certifikacna autorita, a.s., Bratislava (SK)	10,000,000	SKK	10.0%		OT
EUROMARKET BANKA A.D., Podgorica (CS)	11,200,000	DEM	5.4%		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest (RO)	10,605,100,000	ROL	26.3%		FI
Gielda Papierow Warstosciowych S.A., Warsaw (PL)	42,000,000	PLN	<0.1%		SE
GIELDA POZNANSKA S.A., Poznań (PL)	5,555,000	PLN	0.9%		OT
GIRO Rt., Budapest (HU)	2,496,000,000	HUF	0.3%		OT
Hitelgarancia Rt., Budapest (HU)	4,811,600,000	HUF	0.4%		OT
HRVATSKI REGISTAR OBVEZA PO KREDITIMA, Zagreb (HR)	7,500,000	HRK	5.0%		BR
IMPULS Tuchomerice, s.r.o., Prague (CZ)	200,000	CZK	50.0%		FI
INTEGRA d.o.o., Mostar (BA)	414,000	BAM	3.6%		OT
International Factors Group S.C., Brussels (BE)	35,150	EUR	1.4%		OT
JSC Interregion Stock Union (MFS), Kiev (UA)	1,675,000	UAH	0.6%		OT
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana (SI)	260,000,000	SIT	1.0%		OT
Kiev International Stock Exchange, Kiev (UA)	340,000	UAH	<0.1%		SE
Ljubljanska Borza d.d., Ljubljana (SI)	417,360,000	SIT	2.3%		OT
MasterCard Incorporated, New York (US)	1,000,000	USD	<0.1%		BA
MISR Romanian Bank S.A.E., Gizeh (ET)	50,000,000	USD	15.0%		BA
Registrul Roman al Actionarilor S.A., Bucharest (RO)	1,716,214,500	ROL	10.0%		OT
Renault Credit Rt., Budapest (HU)	400,000,000	HUF	50.0%		FI
ROMCARD S.A., Bucharest (RO)	784,363,580	ROL	20.0%		BR
RVS, a. s., Bratislava (SK)	304,000,000	SKK	0.9%		OT
Slomskova Ustanova, Maribor (SI)	325,000	SIT	7.7%		OT
Slovak Banking Credit Bureau, Bratislava (SK)	300,000	SKK	33.3%		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana (SI)	1,759,152,000	SIT	6.6%		BA
SN de Compensare, Decontare si Depozitare Pentru Valori Mobiliare, Bucharest (RO)	3,818,200,000	ROL	1.9%	0.8%	SE
SN de Transfer de Fonduri si Decontari SA, Bucharest (RO)	67,200,000,000	ROL	2.6%		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe (B)	10,794,000	EUR	0.2%		OT
Transilvania LEASING S.A., Brasov (RO)	50,055,000,000	ROL	4.0%		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam (NL)	159,800	EUR	6.5%		FI
VICTORIA BUSINESS CENTER S.A., Bucharest (RO)	4,575,785,500	ROL	10.0%		OT

Key:
1 Interests held via companies not included in the Consolidated Financial Statements (on a proportionate basis).
2 Company type:
BA Bank
BR Company rendering banking-related ancillary services
FI Financial institution
IN Insurer
SE Securities company, recognized stock exchange
OT Other

Glossary of key terms and abbreviations

ALL – The Albanian lek.

Associated undertaking – Company upon whose business or financial policies a significant influence is exerted.

Available-for-sale financial assets – Those financial assets that are not (a) loans and receivables originated by the enterprise, (b) held-to-maturity investments, or (c) financial assets held for trading.

Back-testing – The backward comparison of VaR figures with actual results to test the quality of a model.

BAM – The Bosnian marka.

Banking book – All items that are not assigned to the trading book.

Basis of assessment (incl. market risk) – Comprises the basis of assessment within the meaning of § 22 BWG (banking act) plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Basis of assessment within the meaning of § 22 BWG (risk-weighted) – Within the meaning of BWG, assets and off-balance-sheet and special off-balance-sheet items in the banking book weighted for business risk and/or counterparty risk.

BGN – The Bulgarian lev.

BWG – [Austrian] federal banking act (*Bankwesengesetz*).

BYR – The Belorussian ruble.

Cash flow – Inflows and outflows of cash and cash equivalents.

Cash flow statement – Statement of cash flows during the financial year arising from operating activities, investing activities and financing activities and a reconciliation of cash and cash-equivalents held at the beginning and the end of the financial year.

CEE – Central and Eastern Europe.

CIS – Commonwealth of Independent States, consisting predominantly of territories of the former Soviet Union.

Clean price – Price of a financial instrument without broken period interest (interest deferrals).

Consolidated return on equity – Consolidated profit in relation to average equity on the balance sheet (without minority interests).

Core capital – Paid-in capital and reserves less intangible fixed assets and balance-sheet losses and material losses during the current financial year.

Core capital ratio – This ratio's numerator is core capital (Tier 1) and its denominator is the basis of assessment (incl. market risk).

Cost/income ratio – Indicator of an enterprise's cost efficiency based on the ratio of expenses to earnings. It is calculated by comparing general administrative expenses (comprising expenditure on staff and other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets) with operating income (net interest income, net commission income, trading profit (loss) and other operating profit (loss) adjusted by the net result from hedge accounting and net income from other derivative instruments).

CSD – The Serbia and Montenegran dinar.

Currency risk – The risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

CZK – The Czech crown.

DBO – Defined benefit obligation: The present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Default risk – Risk that a counterparty in a financial transaction will not be able to fulfill an obligation, causing the other party a financial loss.

Deferred tax assets – The amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses and the carryforward of unused tax credits.

Deferred tax liabilities – The amounts of income taxes payable in future periods in respect of taxable temporary differences.

Derivative – Financial instrument whose value changes in response to the change in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable, that requires no initial net investment or little initial net investment and that is settled at a future date.

Dirty price – Price of a financial instrument inclusive of broken period interest (interest deferrals).

Earnings per share (EPS) – The amount of net profit for the period less the amount apportionable to preferred shareholders divided by the average number of ordinary shares in circulation during the period.

Fair value – The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Finance lease – A lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee.

Financial asset/liability held-for-trading – Asset/liability acquired/incurred principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin.

Future – Standardized forward contract traded on an exchange under which a commodity traded in a money, capital, precious metal or currency market is to be delivered or accepted at a price fixed in an exchange environment.

Goodwill – Any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired as at the date of the exchange transaction.

Gross earnings – Total of net interest income, net commission income and trading profit (loss).

Gross investment value – Total of minimum payments under a finance lease from the point of view of the lessor and any unguaranteed residual value to which the lessor is entitled.

Hedging – Designating one or more hedging instruments so that their change in fair value is an offset, in whole or in part, to the change in fair value or cash flows of a hedged item.

Held-to-maturity investments – Financial assets with fixed or determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity other than loans and receivables originated by the enterprise.

HGB – [Austrian] commercial code (*Handelsgesetzbuch*).

HRK – The Croatian kuna.

HUF – The Hungarian forint.

IFRIC, SIC – *International Financial Reporting Interpretation Committee* – Interpreter of the *International Financial Reporting Standards,* formerly also *SIC* (*Standing Interpretations Committee*).

IFRS, IAS – The *International Financial Reporting Standards* or *International Accounting Standards* are reporting standards published by the *IASB* (*International Accounting Standards Board*) with the goal of achieving transparent and comparable accounting on an international basis.

Interest-rate risk – The risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

Interest margin – Net interest income in relation to average balance-sheet total.

IPO – Initial public offering.

JPY – The Japanese yen.

Liquidity risk – The risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may also result from an inability to sell a financial asset quickly at close to its fair value.

Loans outstanding – Comprises all on-balance sheet exposures (receivables, debt securities) and off-balance-sheet exposures (guarantees, credit line) that expose *Raiffeisen International* to credit risk.

Market risk – The risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market.

Negative goodwill – Any (remaining) excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition.

Net allocation rate – Stated both as net provisioning for impairment losses in relation to risk weighted assets and as net provisioning for impairment losses in relation to the aggregate loan portfolio.

Operating lease – Lease under which commercial ownership remains with the lessor alongside legal ownership, with the effect that the lessor must show the asset on its balance sheet.

Operating profit (loss) – In *IFRS*-compliant financial statements, consists of operating income net of general administrative expenses. Operating income comprises net interest income, net commission income, trading profit (loss) and other operating profit (loss) adjusted by the net result from hedge accounting and net income from other derivative instruments. General administrative expenses comprise staff expenses and other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets.

Option – An instrument that gives the holder the right to purchase the underlying from a contracting party at a prearranged price and at an agreed time or within an agreed period (call option) or to sell the underlying to a contracting party at a prearranged price and at an agreed time or within an agreed period (put option).

OTC instruments – Financial instruments that are neither standardized nor traded on a stock exchange. They are traded directly between market participants "over-the-counter".

Own funds ratio – This ratio's numerator is own funds within the meaning of *BWG* and its denominator is the basis of assessment pursuant to *§ 22 BWG* plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Own funds within the meaning of *BWG* – Made up of core capital (Tier 1), additional and subordinated capital (Tier 2) and short-term subordinated capital and rededicated Tier 2 capital (Tier 3).

PLN – The Polish zloty.

PP – Percentage point.

Projected unit credit method – An actuarial valuation method defined by *IAS 19* that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation (sometimes known as the accrued benefit method prorated on service or as the benefit/years of service method).

Repurchase agreement – During a genuine repurchase transaction (repo), the enterprise sells assets to a counterparty and concurrently agrees to reacquire the assets at an agreed time and at a prearranged price.

ROE (return on equity) – Profit before tax or after tax in relation to average equity on the balance sheet (inclusive of minority interests).

ROL – The Romanian leu.

RUB – The Russian ruble.

RZB-Kreditinstitutsgruppe – Pursuant to *§ 30 BWG*, *RZB-Kreditinstitutsgruppe* is made up of all banks, financial institutions, securities companies and companies rendering banking-related services in which *Raiffeisen Zentralbank* holds direct or indirect interests as a superordinate institution.

Segment reporting – Disclosure of earnings and asset data for individual fields of business (primary) and geographical areas (secondary).

Shares originated by the enterprise – Repurchased equity instruments (own shares) held by the originating enterprise itself or by its subsidiaries.

SIT – The Slovenian tolar.

SKK – The Slovakian crown.

Splitting – A procedure that is particularly common in investment business in the USA during which equities that have become very highly priced are split into two or more shares or share certificates.

Stress tests – Stress tests endeavour to simulate extreme fluctuations in market parameters. They are used because such fluctuations are usually inadequately captured by VaR models (VaR forecasts maximum losses under normal market conditions).

Subsidiary – Company upon whose business and/or financial policies a controlling influence is exerted.

Swap – Exchange of interest obligations (interest swap) and/or currency positions (currency swap).

Trading book – Bank regulators' term for assets held by a bank for short-term resale to exploit fluctuations in prices and interest rates.

UAH – The Ukrainian hryvna.

Undiluted earnings (per share) – The amount of net profit for the period that is apportionable to ordinary shareholders divided by the weighted average number of ordinary shares in circulation during the period.

USD/US$ – The US dollar.

VaR – Value at Risk expresses the potential loss that will, with a 99 per cent probability, not be exceeded within the period for which an asset is held in the portfolio in question.

Addresses and contacts
for selected members of the Raiffeisen International Group

Raiffeisen International Bank-Holding AG

Österreich (Head Office)
Am Stadtpark 9, 1030 Vienna
Phone: +43-1-71 707-3504
Fax: +43-1-71 707-1377
www.ri.co.at
Contact: Roman Hager
roman.hager@rzb.at

Banking Network in Central and Eastern Europe

Albania
Raiffeisen Bank Sh.a.
Rruga Kavajes, Tirana
Phone: +355-4-253 644
Fax: +355-4-230 013
SWIFT/BIC: SGSBALTX
www.raiffeisen.al
Contact: Steven Grunerud
steven.grunerud@raiffeisen.al
84 banking outlets

Belarus
Priorbank, JSC
31–A, V. Khoruzhey Str.
Minsk, 220002
Phone:
+375-17-289 9087 or 289 9001
Fax: +375-17-289 9191
SWIFT/BIC: PJCBBY2X
www.priorbank.by
Contact: Olga Gelakhova
olga.gelakhova@priorbank.by
43 banking outlets

Bosnia and Herzegovina
Raiffeisen Bank d.d. Bosna i Hercegovina
Danijela Ozme 3, 71000 Sarajevo
Phone: +387-33-287 100
or 287 121
Fax: +387-33-213 851
SWIFT/BIC: RZBABA2S
www.raiffeisenbank.ba
Contact: Edin Muftić
edin.muftic@rbb-sarajevo.raiffeisen.at
62 banking outlets

Bulgaria
Raiffeisenbank (Bulgaria) E.A.D.
Gogol Ulica 18/20, 1504 Sofia
Phone: +359-2-9198 5101
Fax: +359-2-943 4528
SWIFT/BIC:RZBBBGSF
www.rbb.bg
Contact: Momtchil Andreev
momtchil.andreev@rbb-sofia.raiffeisen.at
52 banking outlets

Croatia
Raiffeisenbank Austria d.d.
Petrinjska 59, 10000 Zagreb
Phone: +385-1-456 6466
Fax: +385-1-481 1624
SWIFT/BIC: RZBHHR2X
www.rba.hr
Contact: Lovorka Penavić
lovorka.penavic@rba-zagreb.raiffeisen.at
34 banking outlets

Czech Republic
Raiffeisenbank a.s.
Olbrachtova 2006/9
140 21 Prague 4
Phone: +420-222-114 1111
Fax: +420-222-114 2111
SWIFT/BIC: RZBCCZPP
www.rb.cz
Contact: Rudolf Rabiňák
rudolf.rabinak@rb.cz
49 banking outlets

Hungary
Raiffeisen Bank Rt.
Akadémia utca 6, 1054 Budapest
Phone: +36-1-484 4400
Fax: +36-1-484 4444
SWIFT/BIC: UBRTHUHB
www.raiffeisen.hu
Contact: Richárd Magasy
rmagasy@raiffeisen.hu
71 banking outlets

Kosovo
Raiffeisen Bank Kosovo J.S.C
UÇK Street 51, Priština
Phone: +381-38-226 400
Fax: +381-38-226 408
SWIFT/BIC: RBKOCS22
www.raiffeisen-kosovo.com
Contact: Oliver Whittle
oliver.whittle@raiffeisen-kosovo.com
22 banking outlets

Poland
Raiffeisen Bank Polska S.A.
Ul. Pięçkna 20, 00-549 Warsaw
Phone: +48-22-585 2000
Fax: +48-22-585 2585
SWIFT/BIC: RCBWPLPW
www.raiffeisen.pl
Contact: Piotr Czarnecki
piotr.czarnecki@raiffeisen.pl
70 banking outlets

Romania
Raiffeisen Bank S.A.
Mircea Vodă Blvd.44
030669 Bucharest 3
Phone: +40-21-323 0031
Fax: +40-21-323 6027
SWIFT/BIC: RZBRROBU
www.raiffeisen.ro
Contact: Steven C. van Groningen
centrala@raiffeisen.ro
205 banking outlets

Russia
ZAO Raiffeisenbank Austria
Troitskaya Ul. 17/1, 129090 Moscow
Phone: +7-095-721 9900
Fax: +7-095-721 9901
SWIFT/BIC: RZBMRUMM
www.raiffeisen.ru
Contact: Michel Perhirin
michel.perhirin@raiffeisen.ru
18 banking outlets

Serbia and Montenegro
Raiffeisenbank a.d.
Resavska 22, 11000 Belgrade
Phone: +381-11-320 2100
Fax: +381-11-320 2860,
SWIFT/BIC: RZBJCSBG
www.raiffeisen.co.yu
Contact: Budimir Kostić
budimir.kostic@rba-belgrade.raiffeisen.at
27 banking outlets

Slovakia
Tatra banka, a.s.
Hodžvo námestie 3
811 06 Bratislava 1
Phone: +421-2-5919 1111
Fax: +421-2-5919 1110
SWIFT/BIC: TATRSKBX
www.tatrabanka.sk
Contact: Rainer Franz
rainer_franz@tatrabanka.sk
111 banking outlets

Slovenia
Raiffeisen Krekova banka d.d.
18 Slomškov trg, 2000 Maribor
Phone: + 386-2-229 3100
Fax: +386-2-252 4779
SWIFT/BIC: KREKSI22
www.r-kb.si
Contact: Klemens Nowotny
klemens.nowotny@r-kb.si
13 banking outlets

Ukraine
JSCB Raiffeisenbank Ukraine
Zhylyanska St. 43, 01033 Kiev
Phone: +38-044-490 0500
Fax: +380-044-490 0501
SWIFT/BIC: RZBUUAUK
www.raiffeisenbank.com.ua
Contact: Margarita Drobot
margarita.drobot@rbu-kiev.raiffeisen.at
14 banking outlets

Lithuania
Vilnius Representative Office
(Raiffeisen Bank Polska S.A.)
A. Jaksto Street 12, 2001 Vilnius
Phone: +370-5-266 6600
Fax: +370-5-266 6601
www.raiffeisen.lt
Contact: Vladislovas Jančis
vladislovas.jancis@raiffeisen.pl

Raiffeisen-Leasing International

Austria
Raiffeisen-Leasing
International GmbH
Am Stadtpark 9, 1030 Vienna
Phone: +-43-1-71 707-3726
Fax: + 43-1-71 707-2059
Contact: Karl Pichler
karl.pichler@rzb.at

Bosnia and Herzegovina
Raiffeisen Leasing d.o.o.
St. Branilaca Sarajeva No. 20
71000 Sarajevo
Phone: +387-33-287 139
Fax: +387-33-287 356
Contact: Belma Sekavic-Bandic
info.leasing@rbb-sarajevo.raiffeisen.at
1 branch

Bulgaria
Raiffeisen Leasing Bulgaria
Business Park Sofia
Building 11, 2nd floor, 1715 Sofia
Phone: +359-2-970 7979
Fax: +359-2-974 2057
Contact: Thomas Tomsich
thomas.tomsich@rbb-sofia.raiffeisen.at
1 branch

Croatia
Raiffeisen Leasing d.o.o.
Froudeova 11a, Siget, 10 002 Zagreb
Phone: +385-1-659 5000
Fax: +385-1-659 5050
Contact: Miljenko Tumpa
miljenko.tumpa@rba-zagreb.raiffeisen.at
7 branches

Czech Republic
Raiffeisen-Leasing s.r.o.
Olbrachtova 2006/9
14021 Prague 4
Phone: +420-2-2151 1611
Fax: +420-2-2151 1666
Contact: Richard Dvorak
dvorak@raiffleas.cz
3 branches

Hungary
Raiffeisen Lízing Rt.
Vaci utca 81-85, 1139 Budapest
Phone: +36-1-298 8200
Fax: +36-1-298 8010
Contact: Pal Antall
pal.antall@raiffeisen.hu
17 branches

Kazakhstan
Raiffeisen Leasing Kazakhstan LLP
146, Shevchenko Street, office 12
1st floor, Almaty
Phone/Fax: +7-3272-709 836
Contact: John W. Bengel
johnint01@aol.com

Poland
Raiffeisen-Leasing Polska S.A.
ul. Jana Pawla II nr 78
00175 Warsaw
Phone: +48-22-562 3700
Fax: +48-22-562 3701
Contact: Andrzej Gurak
andrzej.gurak@raiffeisen.pl
51 branches

Romania
Raiffeisen Leasing SRL
Calea 13 Septembrie nr. 90
Grand Offices Marriott Grand Hotel
Sector 5, 76122 Bucharest
Phone: +40-21-403 3300
Fax: +40-21-403 3298
Contact: Bernd Künzel
bernd.kuenzel@raiffeisen-leasing.ro
17 branches

Russia
OOO Raiffeisen Leasing
Nikoloyamskaya 13/2
109240 Moscow
Phone: +7-095-721 9980
Fax: +7-095-721 9901
Contact: Jaroslaw Konczewski
jkonczewski@raiffeisen.ru
3 branches

Serbia and Montenegro
Raiffeisen Leasing d.o.o.
Bulevar AVNOJ-a 45a
11000 Belgrade
Phone: +381-11-301 6580
Fax: +381-11-313 0081
Contact: Ognjen Medic
ognjen.medic@rba-belgrade.raiffeisen.at
4 branches

Slovakia
Tatra Leasing s.r.o.
Tovarenska 10, 811 09 Bratislava
Phone: +421-2-5919 3050
Fax: +421-2-5919 3048
Contact: Igor Horvath
igor_horvath@tatrabanka.sk
17 branches

Slovenia
Raiffeisen Leasing d.o.o.
Tivolska 30 (Center Tivoli)
1000 Ljubljana
Phone: +386-1-241 6250
Fax: +386-1-241 6268
Contact: Borut Bozic
borut.bozic@raiffeisen-leasing.si
2 branches

Real-estate leasing companies

Czech Republic
Raiffeisen Leasing Real Estate s.r.o.
Olbrachtova 2006/9
140 21 Prague
Phone: +420-2-2151 1610
Fax: +420-2-2151 1641
Contact: Alois Lanegger
lanegger@raiffleas.cz
1 branch

Hungary
Raiffeisen Inglatan Rt.
Akademia u. 6, 1054 Budapest
Phone: +36-1-484 8400
Fax: +36-1-484 8404
Contact: Laszlo Vancsko
lvancsko@raiffeisen.hu

Raiffeisen Zentralbank Österreich AG

Austria (Head Office)
Am Stadtpark 9, 1030 Vienna
SWIFT/BIC: RZBAATWW
Phone: +43-1-71 707-0
Fax: +43-1-71 707-1715
www.rzb.at, www.rzbgroup.com

United Kingdom
London Branch
10, King William Street
London EC4N 7TW
Phone: + 44-20-7933 8000
Fax: + 44-20-7933 8099
SWIFT/BIC: RZBAGB2L
www.london.rzb.at
Contact: Wladimir Ledochowski
wladimir.ledochowski@uk.rzb.at

Malta
Raiffeisen Malta Bank plc
71, Il-Piazzetta, Tower Road
Sliema SLM 16, Malta
Phone: + 356-2132 0942
Fax: + 356-2132 0954
Contact: Anthony C. Schembri
anthony.schembri@rmb-malta.raiffeisen.at

China
Beijing Branch
Beijing International Club, Suite 200,21, Jianguomenwai Dajie
100020 Beijing
Phone: +86-10-6532 3388
Fax: +86-10-6532 5926
SWIFT/BIC: RZBACNBJ
Contact: Andreas Werner
andreas.werner@rzb-china.raiffeisen.at

Singapore
Singapore Branch
50, Raffles Place #45-01
Singapore Land Tower
Singapore 048623
Phone: +65-6225 9578
Fax: +65-6225 3973
Contact: Rainer Silhavy
rainer.silhavy@sg.rzb.at
CEE Desk: Stefanie Lischka
stefanie.lischka@sg.rzb.at

U.S.A.
RZB Finance LLC
1133, Avenue of the Americas
16th floor, New York, N.Y. 10036
Phone: +1-212-845 4100
Fax: +1-212-944 2093
www.rzbfinance.com
Contact: Dieter Beintrexler
dbeintrexler@rzbfinance.com

Representative offices in Europe

Belgium
Brussels
Rue du Commerce 20–22
1000 Brussels
Phone: +32-2-549 0678
Fax: +32-2-502 6407
Contact: Helga Steinberger
raiffbxl@raiffeisenbrussels.be

France
Paris
9–11, Avenue Franklin Roosevelt
75008 Paris
Phone: +33-1-4561 2700
Fax: +33-1-4561 1606
www.rzb.com.fr
Contact: Vera Sturman
vera.sturman@fr.rzb.at

Italy
Milan
Via Andrea Costa 2
20131 Milan
Phone: +39-02-2804 0646
Fax: +39-02-2804 0658
www.rzb.it
Contact: Maurizio Uggeri
maurizio.uggeri@it.rzb.at

Russia
Moscow
14, Pretchistensky Pereulok
Building 1, 119034 Moscow
Phone: +7-095-721 9903
Fax: +7-095-721 9907
Contact: Evgheny Rabovsky
erabovsky@raiffeisen.ru

Representative offices in America and Asia

U.S.A.
Chicago (RZB Finance LLC)
10N. Martingale Road, Suite 400
Schaumburg, IL 60173
Phone: +1-847-466 1043
Fax: +1-847-466 1295
Contact: Charles T. Hiatt
chiatt@rzbfinance.com

Houston (RZB Finance LLC)
10777, Westheimer, Suite 1100
Houston, TX 77042
Phone: +1-713-260 9697
Fax: +1-713-260 9602
Contact: Stephen A. Plauche
splauche@rzbfinance.com

New York
1133, Avenue of the Americas
16th floor, New York, NY 10036
Phone: +1-212-593 7593
Fax: +1-212-593 9870
Contact: Dieter Beintrexler
dieter.beintrexler@rzb-newyork.raiffeisen.at

China
Hong Kong
Lippo Centre, 89 Queensway
Unit 2001, 20th Floor, Tower 1
Hong Kong
Phone: +85-2-2730 2112
Fax: +85-2-2730 6028
Contact: Edmond Wong
edmond.wong@hk.rzb.at

India
Mumbai
87, Maker Chamber VI
Nariman Point, Mumbai 400 021
Phone: +91-22-5630 1700
Fax: +91-22-5632 1982
Contact: Anupam Johri
anupam.johri@in.rzb.at

Iran
Tehran
Vanak, North Shirazi Avenue
16, Ladan Str., 19917 Tehran
Phone: +98-21-804 6767-2
Fax: +98-21-803 6788
Contact: Gerd Wolf
unico@sayareh.com

South Korea
Seoul
Leema Building, 8th floor
146-1, Soosong-dong
Chongro-ku, 110-755 Seoul
Phone: +82-2-398 5840
Fax: +82-2-398 5807
Contact: Kun Il Chung
kun-il.chung@rzb-korea.raiffeisen.at

Vietnam
Ho Chi Minh City
6, Phung Khac Khoan Str., District 1
Room G6, Ho Chi Minh City
Phone: +848-829 7934
or 825 6660
Fax: +848-822 1318
Contact: To Thi Kim Thanh
to-thi-kim.thanh@rzb-vietnam.raiffeisen.at

Investment Banking

Austria
Raiffeisen Zentralbank Österreich AG
Fixed Income
Am Stadtpark 9, 1030 Vienna
Phone: +43-1-71 707-3347
Fax: +43-1-71 707-1091
www.rzb.at
Contact: Christian Säckl
christian.saeckl@rzb.at

Raiffeisen Centrobank AG
Equity
Tegetthoffstr. 1, 1015 Vienna
SWIFT-BIC: CENBATWW
Phone: +43-1-51 520-0
Fax: +43-1-513 4396
www.rcb.at
Contact: Gerhard Vogt
vogt@rcb.at

Raiffeisen Investment AG
Advisory
Tegetthoffstr. 1, 1015 Vienna
Phone: +43-1-710 5400-0
Fax: +43-1-710 5400-39
www.riag.at
Contact: Heinz Sernetz
h.sernetz@riag.at

Subsidiaries and representative offices in Belgrade, Bucharest, Istanbul, Kiev, Moscow, Podgorica, Sofia and Warsaw.

Bosnia and Herzegovina
Raiffeisen Bank d.d.
Bosna i Hercegovina
Danijela Ozme 3, 71000 Sarajevo
Phone:
+387-33-287 100 or 287 121
Fax: +387-33-213 851
www.raiffeisenbank.ba
Contact: Dragomir Grgić
dragomir.grgic@rbb-sarajevo.raiffeisen.at

Bulgaria
Raiffeisenbank (Bulgaria) E.A.D.
Gogol Ulica 18/20, 1504 Sofia
Phone:
+359-2-9198 5451 or 9198 5441
Fax: +359-2-943 4528
www.rbb.bg
Contact: Evelina Miltenova
evelina.miltenova@rbb-sofia.raiffeisen.at

Croatia
Raiffeisenbank Austria d.d.
Petrinjska 59, 10000 Zagreb
Phone: +385-1-456 6466
Fax: +385-1-481 9462
www.rba.hr
Contact: Zoran Koščak
zoran.koscak@rba-zagreb.raiffeisen.at

Czech Republic
Raiffeisenbank a.s.
Olbrachtova 2006/9
140 21 Prague 4
Phone: +420-222-114 1863
Fax: +420-222-114 3804
www.rb.cz
Contact: Martin Bláha
martin.blaha@rb.cz

Hungary
Raiffeisen Bank Rt.
Akadémia utca 6, 1054 Budapest
Phone: +36-1-484 4400
Fax: +36-1-484 4444
www.raiffeisen.hu
Contact: Gábor Liener
gliener@raiffeisen.hu

Poland
Raiffeisen Investment Polska Sp.z.o.o.
Ul. Piekna 20, 00-549 Warsaw
Phone: +48-22-585-0
Fax: +48-22-585-2901
www.riag.at
Contact: Marzena Bielecka
marzena.bielecka@ripolska.com.pl

Romania
Raiffeisen Capital & Investment S.A.
Unirii Blvd. 74,
030837 Bucharest 3
Phone: +40-21-302 0082
Fax: +40-21-320 9983
www.raiffeisen.ro
Contact: James Stewart
james.stewart@rzb.ro

Russia
ZAO Raiffeisenbank Austria
Troitskaya Ul. 17/1,129090 Moscow
Phone: +7-095-721 9900
Fax: +7-095-721 9901
www.raiffeisen.ru
Contact: Pavel Gourine
pgourine@raiffeisen.ru

Serbia and Montenegro
Raiffeisen Investment AG
Obilićev venac 27/II
11000 Belgrade
Phone: +381-11-3281 638
Fax: +381-11-2623 542
Contact: Tatjana Terzic
riag@eunet.yu

Slovakia
Tatra banka, a.s.
Hodžovo námestie 3
811 06 Bratislava 1
Phone: +421-2-5919 1111
Fax: +421-2-5919 1110
www.tatrabanka.sk
Contact: Igor Vida
igor_vida@tatrabanka.sk

Slovenia
Raiffeisen Krekova banka d.d.
Slomškov trg 18, 2000 Maribor
Phone: +386-2-229 3111
Fax: +386-2-252 5518
www.r-kb.si
Contact: Gvido Jemenšek
gvido.jemensek@r-kb.si

Ukraine
Raiffeisen Investment Ukraine TOV
43, Zhylyanska Str., 01033 Kiev
Phone: +38-044-490 6898
Fax: +38-044-490 6899
Contact: Vyacheslav Yakymuk
vyacheslav.yakymuk@rio-kiev.raiffeisen.at

Acknowledgements

Published by: Raiffeisen International Bank-Holding AG
Editor, coordination: Michael Palzer
Editorial team: Andreas Ecker-Nakamura, Angelika Galla, Gertraud Hannauer-Pichlmayr, Lars Hofer, Gerhard Karasek, Ulf Leichsenring, Martin Schreiber and Manuel Vaid.

English translation and typesetting: Adrian Weisweiller MA (Oxon), London

Consultancy and support: *BCA Mensalia Est*
Graphic art and design: *Büro X*, Vienna
Printed by: *Druckerei Holzhausen*
Published and manufactured in: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9, A-1030 Vienna
Phone: +43-1-71 707-0
Fax: +43-1-71 707-1715
www.ri.co.at

This Annual Report was translated from the German original.

Please go to ar2004.ri.co.at for the online edition of this Annual Report.

If you have any questions about the Annual Report, please contact
Michael Palzer (michael.palzer@ri.co.at; Phone: +43-1-71 707-1504; Fax: +43-1-71 707-3802) or
Andreas Ecker-Nakamura (andreas.ecker@rzb.at; Phone: +43-1-71 707-1753; Fax: +43-1-71 707-3802).

ANNEX A.3



The Spirit of Transition



Raiffeisen's Growth Guide to Central and Eastern Europe

RECEIVED
2006 MAR 28 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Raiffeisen
INTERNATIONAL
Member of RZB Group



SWEDEN
DENMARK
Copenhagen
UNITED KINGDOM
Amsterdam
London
NETHERLANDS
Berlin
POLAND
70 banking outlets
38.2 million inhabitants
5.0% economic growth in 2005
€ 10,691 per capita GDP
Brussels
GERMANY
BELGIUM
LUXEMBOURG
Paris
Luxembourg
Prague
CZECH REPUBLIC
49 banking outlets
10.2 million inhabitants
3.8% economic growth in 2005
€ 15,941 per capita GDP
FRANCE
Vienna
Bratislava
Bern
AUSTRIA
2,283 banking outlets
8.1 million inhabitants
2.2% economic growth in 2005
€ 27,505 per capita GDP
SWITZERLAND
LIECHTENSTEIN
Budapest
Ljubljana
Milan
SLOVENIA
Zagreb
13 banking outlets
2 million inhabitants
3.5% economic growth in 2005
€ 18,096 per capita GDP
ITALY
CROATIA
34 banking outlets
4.4 million inhabitants
4.1% economic growth in 2005
€ 10,207 per capita GDP
MONACO
Sarajevo
SAN MARIO
SPAIN
BOSNIA AND HERZEGOVINA
62 banking outlets
3.9 million inhabitants
5.8% economic growth in 2005
€ 6,030 per capita GDP
Rome

As on 1 March 2005.

Generally, banking outlets (or Representative Office in Lithuania) of the *Raiffeisen International Group*. In Austria, banking outlets of the *Raiffeisen Banking Group*. *RZB* branch in London, *RZB* representative offices in Brussels, Milan and Paris.

Per capita GDP in 2004 (€ in purchasing power parity terms). Growth figures for 2005 are forecasts.

Sources: *WIIW, EBRD, RZB Economic and Financial Markets Research.*



Riga
LATVIA
Moscow
LITHUANIA
1 representative office
3.5 million inhabitants
6.5% economic growth in 2005
€ 11,664 per capita GDP
Vilnius
Minsk
RUSSIA
18 banking outlets
143.5 million inhabitants
5.8% economic growth in 2005
€ 8,381 per capita GDP
BELARUS
43 banking outlets
9.9 million inhabitants
10.0% economic growth in 2005
€ 9,200 per capita GDP
Warsaw
Kiev
UKRAINE
14 banking outlets
47.6 million inhabitants
8.0% economic growth in 2005
€ 5,617 per capita GDP
SLOVAKIA
111 banking outlets
5.4 million inhabitants
4.9% economic growth in 2005
€ 12,259 per capita GDP
HUNGARY
71 banking outlets
10.1 million inhabitants
3.8% economic growth in 2005
€ 14,221 per capita GDP
MOLDOVA
Chisinau
ROMANIA
205 banking outlets
21.7 million inhabitants
5.0% economic growth in 2005
€ 7,066 per capita GDP
Belgrade
Bucharest
SERBIA AND MONTENEGRO
27 banking outlets
8.3 million inhabitants
4.5% economic growth in 2005
€ 4,260 per capita GDP
BULGARIA
52 banking outlets
7.8 million inhabitants
5.5% economic growth in 2005
€ 7,134 per capita GDP
KOSOVO
22 banking outlets
Sofia
Skopje
MACEDONIA
Tirana
GREECE
Istanbul
TURKEY
ALBANIA
84 banking outlets,
3.2 million inhabitants
6.0% economic growth in 2005
€ 3,670 per capita GDP



The cultural landscapes underlying growth in Central and Eastern Europe

Former Eastern Europe has not just moved closer to the heart of Europe in geopolitical terms. It has also become a central source of both economic and cultural momentum. There are new freedoms to be oneself; development is underway. The numbers that quantify economic growth are just part of the reality. To interpret them, it helps to know something about local backgrounds and the worlds in which people live.



The Spirit of Transition – Raiffeisen's Growth Guide to Central and Eastern Europe – focuses attention on growth phenomena taking place within everyday cultural landscapes.
It accompanies the reader on a journey to inspiring "sights" that often give a better impression of the whole than a ream of statistics.
A country is more than a market – and growth is not just a matter of quantity. This is a guide to 15 astonishing destinations where quantity is being translated into quality.



Poland now has more filling stations. That sounds pretty run-of-the-mill and not at all like tempting material for a literary work.

But Poland is a very successful exporter of literature like the works of Nobel laureate Szymborska and the Banalist movement and other important opuses such as *Filling Station* and *Mercedes Benz*. The latter describes a crossroads as an "autotechnical Golgatha".

Incidentally, many Polish filling stations are now open 24 hours a day. That wasn't always the case, and it's quite a story in itself. Schoolteacher Jana told me that even a big city like Kraków used to have just four filling stations with endless queues. One used to park one's car in the queue in the evening, go home to sleep for a few hours, and then return early in the morning. It was important to be there as soon as the filling station opened and the queue of waiting cars began to move forward. "That wasn't amusing in the winter!"



Nowadays, you can fill up at every street corner, and the attendant even wears a smile and a tie. When I asked Jana what the most important change in Poland has been, her immediate answer was "more filling stations." Happiness is an experience of contrasts that takes perception beyond reality and into the unfettered realm of the poetical. A filling station in Kraków is more than just a filling station. Its existence is charged with wishful energy and significance; driving through it is an aesthetic experience.

That's not just because one also can have a hot shower, eat a freshly cooked meal or even buy books there. The very act of filling up, of listening to the steady "glug glug" of fuel in the tank, has an overtone of being provided for. One is not merely quenching the car's thirst. Filling up is also a fulfilment in itself. Polish filling stations don't just breathe fuel fumes. A breath of poetry also wafts through them.


FOOTBALL MUSEUM
MUSEUM OF PHARMACY
Post Office MUSEUM
TOY MUSEUM

Czech Republic: 100 per cent growth. Czech museum managers have something that captains of industry can only dream of. Since the Czech museum boom set in during 1989, there have been space and paying visitors for virtually every subject, from football and instruments of torture to alchemy and Saint Prokop.

The Czech search for identity ideally coincides with tourists' desire to experience something unusual. So it's not surprising that the number of state-owned museums alone has grown from 325 to 571 in the twelve years since the "Velvet Revolution". At the same time, the number of private museums has doubled to 52.

But what lies behind those figures, and what can you find hidden behind the lovingly restored and magnificent facades of a Czech museum?


CERAMICS
MUSEUM
Museum of
Astronomy
POLICE
MUSEUM

Nine museums are dedicated to the miller's trade, 36 to literature, and about 70 to technology, mining, cars and various industries. There are also 32 architectural museums, and two about UFOs, astronomy and cosmonauts. One museum of alchemy, all of three waxworks museums, a tram museum and a book museum round off the list. Not to mention 13 nativity museums and 28 museums of baroque art. And there is a specialist museum somewhere in the Czech Republic for anybody who is interested in dolls, education, the postal services, the police, pharmacy or pistols. If you find that all a bit much, your can head straight for the toy museum to see the whole world in miniature. Art museums also provide an overall view of things, albeit of a more abstract kind. An encounter with the Czech Republic's national beverage in the Beer Museum promises the most edification, but be careful driving home. The blood alcohol limit on Czech roads is 0.0.


BANK
RESIDENTIAL COMPLEX
CHURCH
SINGLE-FAMILY HOUSE
APARTMENT HOUSE
RESIDENTIAL COMPLEX
REAL ESTATE
WOOD CONSTRUCTION

Growing buildings in Slovakia. Architect Andrej Rezucha is 35 years old and studied abroad, in the West. Now he has returned to Bratislava and has found a transformed world that is a veritable paradise for young architects. He is delighted. "I can build better houses now, and that starts with the available materials. We have flexible and capable developers, which is something we didn't have before. And state officials have become service providers rather than masters." Many types of building project – such as banks, large filling stations, shopping malls and churches – did not exist in Slovakia before the "Velvet Revolution". Their absence has triggered a building boom that is challenging the learning abilities and imagination of a new generation. Even if hopes of freedom have not all been fulfilled and business considerations have imposed new rules and limits on architects, stylistic variations and self-confidence have grown with the diversity of building chal-


SHOPPING MALL
FILLING STATION

lenges. That has gone so far that an exhibition called *Slovakian Architecture – Reflections and Impulses* successfully toured a number of European capitals in 2003. Because building is going on everywhere, the universities are letting their students of architecture gain practical experience on their doorsteps. New journals, prizes awarded by international juries and, not least, foreign investors are giving the development of Slovakian architecture a powerful boost.

In about 1920, *Bauhaus* – the legendary cradle of modern architecture – coined the term "Bauwachsen". It expresses the idea that geometric architecture should grow organically, like a crystal. Around 1930, Bauhaus dominated the so-called "golden age" of Slovakian architecture like no other school. In today's neo-modernistic international environment, that tradition gives Slovakian architects good cards in the new avant-garde game.



More fountains of youth in Hungary. Fun in the bath begins when you're a baby. Historically, it goes back to the times of the Romans (those grim forerunners of our consumer society), and it has never really been out of fashion since. Nor is an end to the soapy fun in sight. But however consistently human bodies have been taking to the water, the history of the waves being made in baths both old and new is a varied and interesting one. Budapest is currently investing a lot of money in an effort to regain its traditional role as the spa centre of Europe. The spirit of the health and fitness cult is thus making its arrival under the Oriental domes of Hungary's bathing temples, where the fashionable scent of hay and joss sticks is mingling with the archaic mineral vapours rising from inside the earth. The old rejuvenation rituals of the spa are themselves being rejuvenated. Hungary is enthusiastically taking to the waters. Last year alone, the country's hot-water spa hotels reported a 33 per cent increase in overnight stays.



In a critic's eyes, the health and fitness fad is the ultimate in superficiality. That's less because the arsenal of esoterically charged "applications" are merely skin-deep (after all, curing the soul is what it's really about) than because of the frequent pretence that a pink curtain and a bathtub sprinkled with leaves and submerged in computer-generated sounds – not to mention the lonely plastic palm tree – are going to turn the good old cucumber face mask into a cure-all. By those standards, Hungary's baths boast the profounder substance of cultural archaeology. The Romans built 19 spas in Hungary, and Turkish rule in the 16th century brought with it the bathing culture of the *hamam*, which still predominates today. Taking the waters in the 19th century was more medically orientated, and the climax of Hungarian bathing tradition to date wore the mantle of Bohemian society around 1937. It is on those solid cultural foundations that the latest Indonesian invasion with all its Buddha statuettes and spiritually soothing aromas harmlessly thrives.


THEATRE
Café
BAKERY
BA

More above ground – and more below – in Slovenia. Slovenia is discovering and occupying growing space for the imagination. Let's start with the depths. In the 19th century, Slovenia was already famous as the "land of a thousand caves". Postojna is not just the site of the country's largest and best-known grotto. It is also the location of the Institute of Karst Research. The scientists there have a great deal to do as more and more caves are discovered in the course of new road and motorway projects. To date, the institute has registered over 8,000 of these cool and peaceful caverns. A dark continent is opening up beneath the country's soil – although it can never be fully explored by anybody but a cave salamander.

You'll find the former Yugoslavia's biggest car park in front of the entrance to the Postojna caves. What is it that has lured 25 million tourists into the "Conference Hall" and further on down to the realm of darkness? "This is a new world, a paradise ... full of countless labyrinthine passages and terrible abysses, immeasurable depths and dark crypts, chambers and gullies. Wherever you look,



the dripping water has created strange shapes. People with a lively imagination believe they can see the heads of dragons, snakes, lions and tigers here, and even human body parts with monstrous and terrible distorted shapes and a hideous appearance."
In the accounts of romantic speleologists, the grotto is more than a spectacle of nature. Its perpetual nighttime is a projection space for the imagination that can only be compared to the night sky. Looking up, we see endless expanses of darkness and cold – and places to conquer. Slovenia's space programme is an out-and-out artistic one. *Project Space* was founded in 1995 by avant-garde theatre impresario Dragan Zivadinov and first presented in 2004. The company's actors performed theatre while flying weightless parabolas. Slovenia's *Association of Autonomous Astronauts* plans to conquer space with artistic satellites by the year 2045. Time-honoured traditions like Slovenian futurism and Soviet cosmism are at the root of it, but their modernistic pathos has been beamed into the present, albeit well interspersed with irony.



Croatia is growing into the sea. Croatia has 1,185 islands. At least, that is what the official survey says, and somebody has to decide what's an island and what's just a piece of rock sticking out of the sea. But whether big or small, the islands off Croatia's coast are enchantingly beautiful. And an island is quiet. Very quiet, in fact, if nothing grows there and if it has neither drinking water nor electricity nor telephones. You might briefly want to moor a boat there, but that's about it. You'll be surrounded by water but sitting in a desert.

There's really not a great deal you can do with a bit of rock in the sea. Or is there? After all, an island is a wonderful thing to look at from a distance with longing eyes as you dream of Robinson Crusoe.


MAIL

Now everything is changing. New technologies are conquering the islands' age-old inhospitality. Solar panels provide the power that drives the seawater purification plant and the computer that logs on to the global network via a mobile phone. It's almost like living in New York. And because we are all more or less determined to get away from it all, there has been a sharp increase in interest in Croatia's islands and islets. Many of them can be rented and are perfectly affordable, depending on their vegetation. Who wouldn't want to be master of his own island – even if it is no bigger than one's living room at home?

The old dream of living alone on an island is becoming increasingly realistic. And this new real-estate sector is contributing to Croatia's growth. Geographical growth, that is.



More cinemas in Bosnia and Herzegovina. Making films is usually the preserve of rich countries and major markets somewhere between Hollywood, Tokyo, Paris and India's Bollywood. However, there are exceptions to prove every rule. In recent years, Bosnia and Herzegovina has shown that there are other ways of doing it, becoming a new centre of movie creativity. Although the country's film makers had to start from scratch just five years ago, Sarajevo already boasts an internationally respected film school and a major film festival, and its first Oscar didn't take long in coming either.
How was this minor miracle possible? Director Srdjan Vuletic puts it down to enthusiasm. Regardless of all the political divides, the entire population identifies with the new Bosnian films. Everybody helps


BOSNIA &
HERZEGOVINA
PRODUCTION

and everybody joins in, even policemen. During a state visit by Kofi Annan, the cavalcade of black limousines was halted and the lofty politicians had to wait until a scene had been shot. New priorities indeed!
A T-shirt that got straight to the point helped create this strong identification with film-making: "We are Bosnians, we make good films". In historically troubled times, it was important to develop an awareness of doing something really well. Film is a projected medium; it looks ahead, and lets us perceive alternative realities. The necessary energy came from the history of this country, where the Ottoman and Habsburg cultures overlapped. That is perfect soil in which to nurture complex ideas and precisely the topics that European film needs today.



More great sounds in Serbia and Montenegro. The *Exit Noise Summer Festival* began with five stages in 2001. It now needs 20 to cope with the growing numbers of music-lovers and dance freaks who flock to the Fortress of Petrovaradin in Novi Sad every summer. They don't just come from the surrounding countries of the Former Yugoslavia. They also travel from all over Europe, America and Canada. Seven hundred thousand ravers have been counted there to date, with MTV and the BBC spreading images of the musical spectacle around the globe. Two hundred music journalists come to struggle for words for the indescribable storm of electronic sounds that descends on the sea of jumping adolescence. The performers, some 400 in all, represent a huge diversity of styles, some of whose bizarre names are virtually unknown to anybody over the age of 25. However, one veteran is also there: Iggy Pop, a youthful 60 years of age and still topless,



demonstrating on stage what "youth culture" used to mean. But when the audience hold up thousands of lighters towards midnight, hours and years mean nothing and the rhythm of the many and the various creates a world of its very own.

Music festivals happen everywhere. The unique thing about *Exit Noise* is the symbolic meaning it gains from the history of this special venue, heightening its political message. Alongside the musical language that unites so many different nationalities, this is an event that headlines both international stars and "tribes" of musically and stylistically distinct youth subcultures. The former are role models who rise above society's national divides. The latter exist in a smaller context. The festival unites them and at the same time partitions them according to their distinct but peacefully co-existing identities.



Kosovo: more holidays. Kosovo is in a troubled political and economic state. Above all, unemployment is a big worry. Nonetheless, holiday-making has increased conspicuously in recent years. Did I say "nonetheless"? For precisely that reason would be more accurate! An outsider might find holidays superfluous when you're not working anyway, but people in Kosovo see things differently. In their view, if you don't have any prospects or a lot to do at home right now, going on holiday is the best way to pass the time if you want to enjoy life a little. When the people of Kosovo cross borders, try on their travelling shoes and practise peaceful co-existence with the populations of neighbouring countries, it is more than just the needs of individuals that are being satisfied.
Many take a bus to the seaside in Albania or Montenegro. After all, why fly when you have a vacation paradise on your doorstep. And hotels aren't necessary either. True to tradition, countless private homes have a room or two to let to a family of paying guests. The only thing you need to do is



get out at a bus station, and you're sure to find a number of landlords on the lookout for their new lodgers. Hosts and guests breakfast together, and it doesn't cost anything extra because it's what hospitality demands. Guests return the favour by inviting their landlord out for an occasional meal. This is not just a cheap form of holiday; there are also political benefits when people from neighbouring countries eat together at one table.
Pop singers from Kosovo travel to the seaside to perform on the terraces of the cafés and restaurants after nightfall. Things get pretty lively, and the drinking, singing, flirting and dancing go on well beyond midnight. Financial poverty is clearly no barrier to enjoying a wealth of *joie de vivre*. Balkan temperament paired with humour and resourcefulness transcend rational calculation. With the help of a little "informal" economy and a lot of sun in one's heart, a holiday Kosovo-style can be one of the best in the world.


BRIGHT BLUE
JOY PAINT
BRIGHT-ENER
Rainbow PAINT

Albania is getting more colourful. And this is how it happened. An artist was elected mayor. To be more precise, a painter. He realized that Albania's familiar drabness was not going to be much of a motive for reconstruction and economic growth or provide the necessary cheer and encouragement. So he decided to use the tools he knew better than any other mayor on this Earth. He had the capital painted in bright colours. There were of course critics who said that a lot of things had not changed behind the colourful facades and that the whole thing was just show and cosmetics rather than genuine content and practical politics ...


SCENT
FUN PAINT
JOLLY PAINT
LAUGHING PAINT
PINK
DECO

But paint policy has worked, as more and more sceptics are admitting. If you're only prepared to enjoy the world when growth has already happened, it'll never get off the ground. The colours may just be a symbol, but they signal a departure in the right direction. People need to look ahead to the fruits of growth with the help of symbols to get a feeling for it. Starting out by tidying up, doing the cleaning and giving everything a fresh coat of paint is like giving oneself a loan. Under the right circumstances, bringing colour to everyday life can be an ideal investment. Even if about the only thing to grow so far has been colourfulness, the rest will surely follow.


EUROPEAN
CAP
OF

Romania: Sibiu is gaining in splendour. The former city of Hermanstadt is still one big building site. Since it was decided that Sibiu would be the European Capital of Culture in 2007, thousands of hands have been raining down on this Romanian city. Quite literally, because we are seeing a revival of something that led a rather shadowy existence during the industrially obsessed era of communism, namely the tradition of the handicraft.

The first thing that happened was the revitalization of the city's *Guild Tower*. Now craftsmen flock from all over Europe to visit the 800-year-old mediaeval town, which remained undamaged during the war. They are bringing old traditions and skills back to a place that owes its beauty to them. Not so long ago, for instance, no-one here knew how to forge an ornamental metal grille. But


TAL
CULTURE
SIBIU
2007

"guild hostel" and jointly restoring this architectural jewel to its former glory. Each day, another piece of the puzzle is completed, and a camp fire follows on the old Church Square every evening. The town is also abuzz with the sense that a new era is dawning during daylight hours. It's not only about restoring a beautiful town. This is also a place of training that is giving near-forgotten apprenticeship professions back to the country's youth. There is a German minority of two per cent in Sibiu who include the mayor elected by a massive 88 per cent of the population – and there are good reasons for that popular support. It is not just Sibiu's facades that make it a model town. The community also uses its close ties with Germany to benefit from Western know-how. New structures, customs and attitudes are developing behind those facades that serve as models



The miraculous bread boom in Bulgaria. Statistically speaking, demand for bread in Bulgaria is static at exactly 10.4 kilograms per month and head of the population. The living reality, though, is like a cloud of flour strewn generously over sour dough by a baker, making it grow and rise until the ingredients have blended to achieve new heights of quality.

The old saying that "Man does not live from Bread alone" is not a roundabout cry for salami but a plea for greater differentiation. Diversity is the bread of the spirit and the bread of culture. In nearly every culture, bread is a core medium through which social and spiritual meaning are expressed, disseminated and acquired – and Bulgaria is no exception. Early Bulgarian tradition, now known only to historians, assigned dark wholemeal bread to everyday life and reserved white bread for religious



and its popularity was boosted by Greek and Turkish influences on Bulgarian cooking. During communism, there was a choice of just four breads. Now, there are about 60 different ones on the shelves. The recent explosion of bread varieties is not just a way of celebrating the end of an era of strangled demand. It is also a reflection of old traditions. Guests, for instance, are always received with bread and salt. Newlyweds do a tug-of-war with a loaf, and whoever gets the biggest piece is believed to wear the trousers in their marriage. At Christmas, a coin is baked into the bread; the loaf is then broken by the oldest member of the household, and one piece is set aside for the house itself. And coloured eggs are baked into the Easter loaf, which is "woven" into a plait. That is why bread so aptly symbolizes present developments in Bulgaria. 10.4 kilo-


LAUGH
BAG OF JOKES
LAUGHING POWDER
ULTRA STRONG

Russia, the land of laughter. At first, Russian border guards thought it was a joke when they got an official order to smile more at the beginning of 2004 – but the order was serious. Nonetheless, it caused growing mirth of the kind normally only triggered by the "Jokers' Club" in Russian television. Even if the laughter order seemed at first to be a classical example of the "be spontaneous" paradox, modern gelealogical science (laughter research) tells us not just that laughter can be an expression of authentic mirth but also – the other way round – that artificial laughter can affect the pleasure centre in our brains. Even if it was something that the command structure was not striving for, follow-


HA
LAUGH
LAUGH...
BAG OF LAUGHTER
HA-HA
WORRY EXTINGUISHER

And not just that of border officials! Mirth is highly infectious and quickly spreads in every society. That includes Russia, whose tradition of rigidity stands in sharp contrast to smiling and laughter. According to established patterns, tellers of "Anekdoty" – jokes – and their audiences remain deeply serious until the catch line arrives and then laugh until the windows rattle. At border crossings where (laughter) cultures meet, the liberating and relaxing effect of good cheer is becoming increasingly noticeable. Laughter unites complete strangers. Laughter is the only truly international language. As they say, laugh and the world laughs with you. A smile is the small change of happiness. And he who laughs for no reason laughs best.



More real characters in the primeval forests of Belarus. In the days of the industrial society, the thinly populated and inaccessible forests of Belarus were felt to be the epitome of backwardness. In today's post-industrial economy, opinions have been turned on their head. Nothing is rarer – and therefore more valuable – than a piece of nature, especially if it is *real* nature (unlike the many things that are called "natural" nowadays but aren't). Take for instance a huge area of forest that has to date resisted human influence. Or its most distinguished and oldest inhabitant, namely the bison. People in Belarus call him *Zubr*. And they love him, even if he looks rather gloomy and more like a tank than a soft toy with his ton of weight, length of over three metres, top speed of 40 mph and horns at the front as weapons. When this primeval buffalo does his favourite thing – rolling on his back in the sand – nobody can resist him. The bison and the aurochs already lived in the forests of the European continent during the last Ice Age. Today,



the last representative of the wild cattle breeds is close to being a heraldic animal in Belarus. He embodies the essence of a nation that nearly died out but rose again; a people that are easygoing and docile but, if annoyed, can develop bullish strength and archaic savageness. For that reason, this woolly giant is to be found not just in nature reserves but also in numerous statues, book covers, trademarks and sweet wrappers. About four hundred bison are now living in the wild again, and the spirit of the *Zubr* is abroad.
Growing numbers of "eco-tourists" are roaming the land answering the call of the wild. Researchers and more and more scientific institutions are also coming to Belarus to carry out studies in this last preserve of untouched nature that would be impossible elsewhere. The young of Belarus already know what a treasure they have. Much wisdom for an ecologically sound future lies dormant in the rain forest of the North.



Ukraine: growing connections. What would our little grey cells do without synapses? But it's not just people who depend on ramifications of thousands of communicating pathways. Societies do too. Just as the blood that pulses through a person's veins is a bearer of nourishment and messages, so too do networks give nations their vitality.
As the traveller realizes as soon as he or she lands at Kiev's modern new airport, this is something that Ukrainians are very aware of. Anybody who has known the Ukraine for a while will hardly recognize it. After a quick clearance through customs and a speedy baggage reclaim, you're off to the city on a fast six-lane highway. Kiev station is also new and works. It's finally possible to travel anywhere you like when *you* like. There are express connections to every major city. One can also catch one of the modern long-distance buses that now roam all over the country. The Ukraine has opened



up to the outside world, and people have also grown closer together within it. That is as true of communication as it is of transport networks. The number of phone calls made each year has more than tripled since 1990. And what is the language used on the phone? Increasingly, Ukrainian. Something that one might take for granted in most countries in the world – using your own language – only become normal again for Ukrainians 15 years ago. But what about the typical difficulties of countries that have two languages? They are less of a problem here than elsewhere. Russian is so similar to Ukrainian that it can also be understood by Ukrainians who don't speak it. It's a typical Kiev scene: Two people are talking, and although each speaks a different language, they both understand each other. Writing isn't much of a problem either. The zenith of the four minor differences between the alphabets is a second dot on the "i". A proverbially trifling detail indeed!

The Spirit of Transition was penned by Viennese essayist Wolfgang Pauser.
The illustrations are by Bulgarian artist Blagovesta Bakardjieva.

English translation and typesetting: Adrian Weisweiller MA (Oxon), London

Graphic art and design: *Büro X*, Vienna
Printed by: *Druckerei Holzhausen*

Raiffeisen International Bank-Holding AG
Am Stadtpark 9, A-1030 Vienna
Phone: +43-1-71 707-0
Fax: +43-1-71 707-1715
www.ri.co.at

Third Quarter Report 2005

RECEIVED
2006 MAR 28 A 11: 41
...ICE OF INTERNATIONAL
CORPORATE FINANCE


Raiffeisen
INTERNATIONAL
Member of RZB Group

Survey of Key Data

Raiffeisen International Group Monetary values are in €mn	2005	2004*	Change
Income Statement	**1/1 – 30/9**	**1/1 – 30/9**	
Net interest income after provisioning	721.6	508.0	42.0%
Net commission income	281.3	216.3	30.1%
Trading profit	198.2	158.8	24.8%
General administrative expenses	(782.8)	(559.1)	40.0%
Profit before tax	416.4	324.6	28.3%
Profit after tax	334.9	261.1	28.3%
Consolidated profit (without minorities)	279.1	209.1	33.4%
Earnings per share	€ 2.06	€ 2.01	0.05
Balance Sheet	**30/9**	**31/12**	
Loans and advances to banks	5,575	4,779	16.7%
Loans and advances to customers	20,916	16,242	28.8%
Deposits from banks	7,823	6,620	18.2%
Deposits from customers	21,584	18,169	18.8%
Equity (incl. minorities and profit)	3,085	2,177	41.8%
Balance-sheet total	34,733	28,907	20.2%
Regulatory information**	**30/9**	**31/12**	
Risk-weighted assets, incl. market risk	25,091	19,638	27.8%
Total own funds	3,021	2,360	28.0%
Total own funds requirement	2,007	1,571	27.8%
Excess cover	50.5%	50.2%	0.3 PP
Core capital ratio (Tier 1), banking book	11.6%	11.8%	(0.2) PP
Core capital ratio (Tier 1), incl. market risk	10.1%	10.1%	0.1 PP
Own funds ratio	12.0%	12.0%	0.0 PP
Performance	**1/1 – 30/9**	**1/1 – 31/12**	
Return on equity (ROE) before tax	22.1%	22.2%	(0.1) PP
Return on equity (ROE) after tax	17.8%	17.6%	0.2 PP
Consolidated return on equity (without minorities)	17.2%	17.0%	0.2 PP
Cost/income ratio	59.5%	63.5%	(4.0) PP
Return on assets (ROA) before tax	1.75%	1.40%	0.35 PP
Net provisioning ratio (average risk-weighted assets in banking book)	0.83%	0.98%	(0.15) PP
Risk/earnings ratio	14.21%	17.13%	(2.91) PP
Resources	**30/9**	**31/12**	
Number of staff	25,712	22,851	12.5%
Business outlets	1,005	916	9.7%

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

** In accordance with the Austrian Banking Act (Bankwesengesetz, BWG).

Highlights

Acquisition of Bank Aval

Negotiations to acquire Ukrainian *Bank Aval* were concluded on 20 August. The purchase price for a 93.5 per cent stake in Bank Aval was US$ 1,028 million. After approvals were obtained from the relevant institutions in Ukraine and Austria, the takeover took place as planned on 20 October. Consolidation into Raiffeisen International will occur during the fourth quarter of 2005.

Bank Aval and Raiffeisenbank Ukraine together have a market share of more than 11 per cent by balance sheet total and are thus Number 1 in Ukraine. Bank Aval adds a customer pool of more than 3 million and about 1,400 business outlets to the Raiffeisen network.

Clear growth trend

Continuously rising quarterly earnings show a clear growth trend. At € 143 million, earnings before tax in the third quarter of 2005 were above those of the two previous quarters, which amounted to € 133 million and € 140 million, respectively. In a year-on-year comparison of the first three quarters, one arrives at an increase of more than 28 per cent. The return on equity (ROE) before tax of 22.1 per cent and the cost/income ratio of 59.5 per cent are evidence of Raiffeisen International's earnings strengths.

Lending and deposit volumes up further

Lending to customers rose in the third quarter by more than € 1.8 billion to € 20.9 billion. Compared with the beginning of 2005, that means growth of loans and advances to customers of almost 30 per cent, or € 4.7 billion. Deposits from customers increased in the third quarter by € 1.1 billion to € 21.6 billion, which represents a 19 per cent gain since the beginning of the year.

Contents

Bank Aval

Acquisition with great potential

With the acquisition of *Joint Stock Post Pension Bank Aval* (Bank Aval), Raiffeisen International has taken another important step in expanding its network. The takeover is not only a milestone for Raiffeisen International, but also a positive signal to international investors who are interested in Ukraine, one of Europe's largest countries with almost 50 million residents.

As measured by balance sheet totals at the end of 2004, Bank Aval and Raiffeisenbank Ukraine have a joint market share of 11.5 per cent and thus form the country's largest banking group. With about 1,400 business outlets, Bank Aval is present in all parts of the country, has more than 1,100 automated teller machines (ATMs), and serves more than 3 million customers. The bank's assets increased in the first half of 2005 by almost 40 per cent to € 2.4 billion.

The banking market in Ukraine shows high growth. While the aggregate balance sheet totals of its banks had been about € 11.5 billion at the end of 2002, they reached € 19.6 billion by the end of 2004. In the first half of 2005, the figure rose by more than 45 per cent to € 28.5 billion. Especially significant growth is expected for business with private individuals. Rising prosperity will pave the way for products not widely available before.

Key Financials 2004 *Monetary values are in €mn*	***Raiffeisen-bank Ukraine***	***Bank Aval****
Balance-sheet total	*627*	*1,573*
Loans and advances to customers	*475*	*1,098*
Deposits from customers	*257*	*1,167*
Equity (incl. consolidated profit)	*63*	*123*
Operating Income	*36*	*179*
Profit before tax	*14*	*38*
Profit after tax	*10*	*27*
Cost/income ratio	*35.5%*	*71.0%*
Return on equity (ROE) before tax	*32.1%*	*32.6%*
Return on equity (ROE) after tax	*23.4%*	*22.9%*
Business outlets	*14*	*1,378*
Number of staff	*727*	*17,933*

** In accordance with IFRS rules. Year 2004 audited by Deloitte & Touche.*

Transaction details

After several months of negotiations and due diligence review, the contract to purchase a 93.5 per cent stake in Bank Aval was signed on 20 August in Kiev.

Approvals then had to be obtained from the Ukrainian National Bank and other relevant authorities in Ukraine and Austria. After that was done, the deal was closed and ownership actually transferred on 20 October. The purchase price for a 93.5 per cent of Bank Aval was US$ 1,028 million. Raiffeisen International has agreed to take over the shares of the remaining minority shareholders – Bank Aval is listed on the Kiev Stock Exchange – at the same price per share.

In addition to a very good market position, one of the important reasons for Raiffeisen International to consider Bank Aval as an acquisition target lies in the bank's history. It was founded by private persons in 1992 and hence after the fall of the Iron Curtain in Central and Eastern Europe. The bank's major milestones include winning the bid to service the State Pension Fund (1994) and servicing the State Customs and Tax Authority (1996). In 2002, Standard & Poor's put Bank Aval on its list of Central and Eastern Europe's top one hundred banks.

In addition to Bank Aval, Raiffeisen International has also acquired *Ukrainian Processing Center, JSC* (UPC) for US$ 32 million. The services provided by UPC include authorizing local and international payment card transactions, technical support for point-of-sale (POS) terminals, development and management of ATM networks, and regional interbank clearing. The acquisition of UPC is in line with the existing strategy of more strongly centralizing settlement functions within the group and thus creating further economies of scale.

Combination of both banks' strengths

Raiffeisenbank Ukraine and Bank Aval complement each other very well. Raiffeisen has a strong presence among corporate customers and contributes international expertise, while Bank Aval has an excellent position in business with private individuals. The strength of Bank Aval's brand is also evidence of its outstanding position. According to a study by *GfK Group*, a German market research institute, Bank Aval's brand enjoys almost 90 per cent recognition (aided) and more than 60 per cent unaided recognition. Those are both excellent results. Confidence in the two banks is also great. Bank Aval and Raiffeisenbank both received confidence values of 75 per cent in a survey recently conducted by the *Center of Corporate Relations Studies*. The closest competitors show values of somewhat more than 60 per cent.

Next steps

Bank Aval's integration into the Group's network will be an important focus in the coming months. Within the two-year transformation phase, the back-office functions and IT systems will gradually be brought together. The complete merger of the two banks will be achieved at the latest in 2008. The first consolidation in the Raiffeisen International Group will occur in the fourth quarter of 2005, which is why Bank Aval is not included in the present interim financial statements.

Overview of Raiffeisen International

Raiffeisen International Bank-Holding AG (Raiffeisen International) had network banks and finance leasing companies in 16 markets of Central and Eastern Europe (CEE) at the end of September 2005. Raiffeisen International network banks were among the three largest banks in 9 of those markets, and were the market leaders in three of them – Albania, Bosnia and Herzegovina, and Serbia and Montenegro. The acquisition of Bank Aval also makes Raiffeisen International the Number 1 bank in Ukraine.

In addition to the 15 network banks, a large number of specialist companies are combined under the Raiffeisen International umbrella. Altogether, the Group comprises 61 companies.

As of 30 September 2005	Balance sheet total (€mn)	Growth versus year-end 2004*	Business outlets	Staff	Operational since (year of takeover)
Raiffeisen Bank, Budapest	4,631	7.3%	87	2,054	1987
Raiffeisen Bank Polska, Warsaw	3,063	13.8%	71	1,924	1991
Tatra banka, Bratislava	4,461	3.1%	114	3,232	1991
Raiffeisenbank, Prague	2,511	20.9%	49	1,097	1993
Raiffeisenbank Bulgaria, Sofia	1,312	27.9%	70	1,208	1994
Raiffeisenbank Austria, Zagreb	3,612	13.3%	37	1,484	1994
Raiffeisenbank Austria, Moscow	3,440	64.0%	24	1,513	1997
Raiffeisenbank Ukraine, Kiev	913	45.6%	26	1,242	1998
Raiffeisen Bank, Bucharest	2,887	38.5%	209	4,787	1998 (2001)
Raiffeisen Bank Bosna i Hercegovina, Sarajevo	1,184	12.4%	68	1,144	1992 (2000)
Raiffeisenbank, Belgrade	1,130	29.2%	36	1,158	2001
Raiffeisen Krekova banka, Maribor	847	26.6%	13	322	1992 (2002)
Raiffeisen Bank Kosovo, Pristina	224	49.8%	26	340	2001 (2002)
Priorbank, Minsk	651	35.7%	42	1,823	1989 (2003)
Raiffeisen Bank, Tirana	1,705	3.5%	85	1,065	1992 (2004)
Subtotal (network banks)	**32,572**	**19.3%**	**957**	**24,393**	
Raiffeisen-Leasing International (subgroup)	2,060	17.7%	46	1,025	
Other/Consolidation	101	–	2	294	
Total (Raiffeisen International)	**34,733**	**20.2%**	**1,005**	**25,712**	

* Growth in local-currency terms differs because of movements in exchange rates versus the euro.

Raiffeisen International is listed on the Vienna Stock Exchange. Its free float amounts to 30 per cent, and its main shareholder is *Raiffeisen Zentralbank Österreich AG* (RZB) with a stake of 70 per cent. RZB is the central institution of the *Raiffeisen Bankengruppe* (RBG), Austria's strongest banking group. It is Austria's third-largest bank with a balance sheet total of € 79.1 billion as of mid-2005.

Raiffeisen International Shares

Certainly the most interesting news since the IPO in April 2005 is the acquisition of Bank Aval, as it represents another major step in the Group's expansion in the booming CIS region. The great interest in this acquisition was also reflected in the lively participation in our first Capital Markets Day, held on 14 October, and in the rising number of analysts who regularly publish reports on Raiffeisen International.

First Capital Markets Day

More than 80 institutional investors and analysts from around the world accepted our invitation to the Orangery at Schönbrunn Castle in Vienna. The management of Raiffeisen International reported comprehensively on all the Company's business areas, the acquisition of Bank Aval, and upcoming integration measures in Ukraine. Naturally, there was also adequate time for participants' questions. For the first time, an outlook for the full year 2005 was also given.

The capital market, private shareholders, and all other interested parties registered with Raiffeisen International's e-mail service simultaneously received the most important details in a general mailing to ensure sameness of information. One may sign up for the information service at www.ri.co.at → Investor Relations → Ordering and E-mail Service.

The *Investor's Handbook* prepared for the Capital Markets Day has been very positively received by the financial community. Besides reports on the Company's operating business units, this publication contains an economic section with reports on Central and Eastern Europe as well as information on Raiffeisen International's organization and IT. It is also available on the internet in English at www.ri.co.at → Investor Relations → RI Facts & Figures → Capital Markets Day.

Further, Raiffeisen International conducted a road show in New York in September. In London, the Company presented directly to more than 200 investors at the *European Banking & Insurance Conference*. In addition, 19 individual investor meetings were held. Visits by investors and analysts in Vienna and conference calls round out our institutional investor relations work.

To make Raiffeisen International available also to our many private shareholders in personal talks, we attended the *Gewinn-Messe* (Gewinn Trade Fair) in Vienna and the *Anlegerforum* (Investor Forum) in Salzburg. In addition to general questions, the acquisition of Bank Aval and further expansion measures were likewise the focus of interest there.

Expansion of coverage

By the end of October, 13 investment banks and analyst firms had written 33 research reports about Raiffeisen International. Some of those are available on the internet as PDFs at www.ri.co.at → Investor Relations → RI Shares → Analyst Reports.



Bank Austria Creditanstalt
Banque SYZ
Cheuvreux
Deutsche Bank
Erste Bank
GSC Research
KBW – Keefe, Bruyette & Woods
Merchant Securities
Merrill Lynch
Morgan Stanley
Raiffeisen Centrobank
SRC
UBS

Share development

The daily closing prices of Raiffeisen International shares ranged almost exclusively between € 45 and € 50 in the third quarter. The release of business figures for the first half of 2005 and the announcement shortly thereafter of the completion of negotiations to acquire Bank Aval showed no immediate effects on the share price.

The share price advanced to € 50 and then ranged around that level in the first few weeks of September. In the last three days of that month, it rose to € 55.55 on above-average trading in the wake of general market euphoria – the *ATX* reached the second-highest level in its history at 3,457 points on 30 September – and a positive analyst recommendation. More than 300,000 shares have changed hands on daily average since the IPO (single counting), and turnover amounted to more than € 1.5 billion.

The share price leveled off in October (highest closing price reached on 4 October at € 59.40) and ranged between € 50 and € 55 until 18 November (press deadline for this report). The Company's *share incentive program*, a performance-based program for executive personnel, had no influence on share performance. Information on the program may be obtained at www.ri.co.at → Investor Relations → RI Shares → Share Incentive Program.

Price performance versus the ATX and DJ Euro Stoxx Banks


Index base = € 32.50 (issue price)
60 €
55
50
45
40
35
30
April
May
June
July
August
September
October
Nov.
Raiffeisen International
ATX (relative to RI)
DJ Euro Stoxx Banks (relative to RI)

Contact Investor Relations

E-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Phone: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Share key figures

Price on 30 September 2005	*€ 55.55*
High / low (closing prices), 25 April to 30 Sept. 2005	*€ 55.55 / € 39.25*
Earnings per share for the first three quarters of 2005	*€ 2.06*
Market capitalization on 30 September 2005	*€ 7.9 billion*
Average daily turnover (single counting), 25 April to 30 September 2005	*305,000 shares*
Stock exchange turnover from day of issue to 30 Sept. 2005 (single counting)	*€ 1,522 million*
Free float	*30%*

Share details

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)*
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	*Prime Market*
First day of trading	*25 April 2005*
Issue price per share	*€ 32.50*
Number of shares outstanding	*142,770,000*

Business Development

A *profit before tax* of € 416 million was made in the first three quarters, which represents a plus of 28 per cent, or € 92 million, on the year-earlier period. The largest contribution to the increase in absolute terms came from the region of Southeastern Europe (SEE) with a plus of € 37 million, or 37 per cent. The strongest gain in relative terms came from the CIS region with a plus of 48 per cent, or € 31 million.

At the level of business segments, Retail Customers achieved a plus of 20 per cent, or € 14 million, Corporate Customers a plus of 8 per cent, or € 18 million, and Treasury doubled its earnings by € 66 million. Based on these earnings figures, the Group's *return on equity* (ROE) *before tax* amounts to 22.1 per cent (22.2 per cent for the full year 2004).

Profit after tax came to € 335 million, a year-on-year plus of 28 per cent or € 74 million. The *ROE after tax* was 17.8 per cent (17.6 per cent for 2004). *Earnings per share* for the first three quarters work out to € 2.06 (€ 2.01 for the year-earlier period).

Continued growth

The steady growth of our balance sheet items and associated improvement of earnings are due both to a continuous rise of customer numbers and to a widening of our product range. The number of customers increased in the first three quarters of 2005 by more than 1 million to 6.1 million (excluding Bank Aval), a plus of more than 20 per cent. Compared with the year-earlier quarter, the increase amounts to 28 per cent. The region of Southeastern Europe accounts for more than two-thirds of the gain in customers.

Lending to customers is growing strongly. Loans and advances to customers increased in the first three quarter of 2005 by almost 30 per cent, or € 4.7 billion, to € 20.9 billion. The rise of loans and advances to banks was much smaller at 17 per cent to € 5.6 billion.

On the liabilities side, deposits from customers and from banks registered growth of more than 18 per cent. Liabilities to customers were € 21.6 billion, and liabilities to banks € 7.8 billion

Gratifying development of operating income

Net interest income before provisioning for impairment losses amounted to € 841 million for the first nine months, a plus of 44 per cent, or € 258 million, compared with the year-earlier period. Provisioning for impairment losses rose in line with the dynamic development of business by 60 per cent to € 120 million. The risk/earnings ratio improved from 17.13 per cent at the end of 2004 to 14.21 per cent. *Net interest income after provisioning for impairment losses* amounted to € 722 million and hence was 42 per cent above the year-earlier figure.

Net commission income rose by 30 per cent to € 281 million, mainly because of higher fees for payment transfers. More than 90 per cent of *trading profit* amounting to € 198 million (plus € 39 million, or 25 per cent) was achieved in currency-related business. The majority of that derived from customer-related trading in foreign exchange and in notes and coins.

Details of the Income Statement

The positive development of earnings also continued in the third quarter, although rates of increase were slightly lower compared with figures at mid-year due to the good third quarter of 2004. With operating profit of € 198 million for the third quarter, Raiffeisen International has posted its best quarterly operating result to date. *Profit from operating activities* for the three quarters rose by 35 per cent, or € 138 million, on the year-earlier period to € 534 million. *Provisioning for impairment losses* increased by 60 per cent, or € 45 million, to € 120 million at the end of September 2005.

Development of selected indicators of Raiffeisen International's performance over time

€mn	***1/1 – 30/9 2005***	*Change*	***1/1 – 30/9 2004****	***1/1 – 30/9 2003***
Net interest income	*841.1*	*44.3%*	*582.7*	*400.9*
Net commission income	*281.3*	*30.1%*	*216.3*	*152.8*
Trading profit	*198.2*	*24.8%*	*158.8*	*157.8*
Other operating profit (loss)	*(4.1)*	*80.6%*	*(2.3)*	*(8.7)*
Operating income	***1,316.5***	***37.8%***	***955.5***	***702.7***
Staff costs	*(371.4)*	*46.6%*	*(253.3)*	*(213.0)*
Other administrative expenses	*(327.6)*	*36.0%*	*(240.9)*	*(179.1)*
Depreciation/amortization/write-downs	*(83.8)*	*28.8%*	*(65.0)*	*(56.8)*
General administrative expenses	***(782.8)***	***40.0%***	***(559.1)***	***(449.0)***
Profit from operating activities	***533.8***	***34.7%***	***396.3***	***253.8***
Provisioning for impairment losses	*(119.5)*	*60.0%*	*(74.7)*	*(47.3)*
Profit before tax	***416.4***	***28.3%***	***324.6***	***212.1***
Profit after tax	***334.9***	***28.3%***	***261.1***	***169.3***
Consolidated profit	***279.1***	***33.4%***	***209.1***	***122.7***

* *Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).*

Operating income

Raiffeisen International's *operating income* increased in the first three quarters of 2005 by 38 per cent, or € 361 million, to € 1,317 million. At € 478 million, the third quarter was almost 10 per cent above the previous quarter.

The most significant shift occurred in *net interest income*, which was up by 44 per cent from € 583 million to € 841 million. The increase was thus significantly above that of the balance sheet total by 32 per cent year on year, which is mainly due to improvement of the interest margin by 19 basis points to 3.53 per cent. That reflects the increases of Raiffeisen International's business volume in regions with higher interest margins such as Southeastern Europe and especially the CIS, while margins in Central Europe remained nearly unchanged. The expansion of retail banking business in the above-mentioned markets likewise contributed to the higher interest margin.

Compared with the year-earlier period, *net commission income* grew by 30 per cent, or € 65 million, to € 281 million. The increase in the Retail Customers segment (private individuals as well as small and medium-sized businesses) was mainly responsible for that. Significant commission income gains were achieved in all product areas. Especially fees from payment transfers, which account for 54 per cent of net commission income, rose by 28 per cent, or € 33 million, to € 151 million. Strong growth were also registered in securities business, whose contribution increased to € 15 million and thus doubled. The launch of new products in particular markets had a positive effect on commission income.

Structure of operating income


Other
0% (+/- 0 PP)
Net interest income
64% (up 3 PP)
Trading profit
15%
(down 1 PP)
Net commission
income
21% (down 2 PP)

Trading profit was also up again significantly, with an increase of 25 per cent, or € 39 million, to € 198 million. By far the largest part of this profit, € 183 million (increase of 27 per cent, or € 39 million), represents currency-related business, of which in turn the majority derived from customer-related trading in foreign exchange and notes and coins. Interest-related business, mostly from trading in securities, made a profit as in the previous year of € 14 million and with a share of only 7 per cent in trading profit is only of minor importance. The results of *capital hedging activities* undertaken in individual business units mostly balanced out and came to a minus of € 3 million at the end of September.

In 2005, most CEE currencies have so far gained in value against the euro, including CIS currencies such as the Russian ruble (9 per cent), the Belarusian ruble (12 per cent), and the Ukrainian hryvna, which actually revalued by 16 per cent.

General administrative expenses

General administrative expenses rose by 40 per cent, or € 224 million, to € 783 million. In percentage terms, they thus grew somewhat more strongly than operating income. About 13 percentage points of the increase were due to currency appreciation. The cost/income ratio, an important measurement of efficiency, thus reached a value of 59.5 per cent. It was somewhat higher than the value at the end of September 2004 (58.5 per cent). Compared with the 63.5 per cent for the full year 2004, there was nevertheless a clear improvement.

Structure of general administrative expenses


Depreciation/
amortization
write-downs
11% (down 1 PP)
Staff costs
48% (up 2 PP)
Other
administrative
expenses
41% (down 1 PP)

Staff costs, which accounted for almost half of expenses, rose by 47 per cent, or € 118 million, to € 371 million. The average number of employees rose on the year-earlier period by almost 20 per cent, or 3,952, to 24,192.The cost increases in Central Europe, however, were partly due to a change in the way we accrue compensation items. Moreover, some central control functions were only established and expanded at Raiffeisen International in the second half of 2004. That also led to shifts from the item other administrative expenses to that of staff costs.

Other administrative expenses rose by 36 per cent, or € 87 million, to € 328 million. The cost of premises needed for operations was the most substantial item: It grew by 27 per cent to € 86 million as a result of continued expansion of the branch network in all three regions. The number of operating business locations was expanded by 89 branches to 1,005 in the period ended on 30 September. Further, some branches are still being built, whose opening is planned in the last three months of the year. Depreciation, amortization, and write-downs of tangible and intangible fixed assets increased by 30 per cent to € 54 million. Capital expenditure on tangible fixed assets and software amounted to € 84 million at the end of September (plus 29 per cent), with most of that being for office furniture and equipment.

Development of the Balance Sheet

The *balance sheet total* of the Raiffeisen International Group grew in the first three quarters of 2005 by about 20 per cent, or € 5.8 billion, to € 34.7 billion. Of that € 5.8 billion, revaluation of several CEE currencies accounted for about € 0.8 billion. Adjusted for exchange rate movements, growth in the first three quarters of 2005 therefore amounted to € 5.0 billion. The balance sheet total rose by 32 per cent, or € 8.5 billion, compared with the end of September 2004.

The regional segment Central Europe accounted for 48 per cent of the balance sheet total. The figure at the end of 2004 was 52 per cent. The strongest increase was registered in the CIS countries, whose share of the balance sheet total increased from 12 to 15 percentage points. *Bank Aval* is not included in these figures yet, because it will first be consolidated in the fourth quarter of 2005.

Structure of assets



Other assets
9% (down 1 PP)
Securities
16% (down 3 PP)
Loans and
advances
to banks
16% (+/- 0 PP)
Loans and advances
to customers (net)
59% (up 4 PP)

Assets

Because of strong growth of lending by almost 30 per cent, with especially high rates of increase in the CIS region, a change occurred in the structure of *balance sheet assets* in the amount of 4 percentage points in favor of *loans and advances to customers (net).* Adjusted for provisioning, they reached a value of € 20.5 billion, which represents a plus of 29 per cent.

While lendings to private individuals increased above average (albeit from a low level) especially in the CIS region, loans and advances to corporate customers grew mainly in Southeastern Europe but also in the CIS.

That occurred mainly at the expense of the item *securities,* which hardly grew in absolute terms and made up only 16 per cent of assets. Further, liquidity was reallocated from *trading assets,* which were reduced by 22 per cent, to medium- and long-term securities investments.

Structure of equity and liabilities



Other liabilities
5% (+/-0 PP)
Own funds
10% (up 1 PP)
Deposits
from banks
23% (+/- 0 PP)
Deposits
from customers
62% (down 1 PP)

Equity and liabilities

Deposits from customers rose in the first three quarters of 2005 by 19 per cent to € 21.6 billion, which represents 62 per cent of the balance sheet total. In contrast to the CIS region, where customer deposits plus liabilities evidenced by paper grew by 68 per cent, growth of deposits slowed in Southeastern Europe (plus 19 per cent) and in Central Europe (plus 9 per cent).

Interbank borrowing and lending increased. *Deposits from banks* grew from the beginning of the year to the reporting date by 18 per cent to € 7.8 billion.

The share of own funds – consisting of equity and subordinated capital – in the balance sheet total amounted to 10 per cent after the IPO, which represents an increase of 1.4 percentage points. The *subordinated capital* included in that item increased by 24 per cent, or € 109 million, to € 552 million. Of this Tier II capital, which is important for local regulatory requirements of subsidiary banks, € 463 million were financed by *Raiffeisen Zentralbank* as main shareholder of Raiffeisen International.

Equity on the Balance Sheet and regulatory capital

Equity shown on Raiffeisen International's Balance Sheet rose from the end of December 2004 to the reporting date by 42 per cent, or € 909 million, to € 3,085 million. Besides the proceeds from the IPO in April 2005, which brought in about € 555 million net of issuing costs, three further components are largely responsible for the change.

First, dividend payments for 2004 to the shareholders of Raiffeisen International and other shareholders of Group business units reduced equity by € 60 million. Second, profit after tax for the first three quarters increased the amount by € 335 million. Third, exchange rate movements of CEE currencies raised equity by € 49 million net of the capital hedge.

Regulatory own funds according to Austrian Banking Act (Bankwesengesetz, BWG) rose by € 661 million from € 2,360 million to € 3,021 million. The reasons for the increase are largely the same as those described above for equity on the Balance Sheet, with current profit from 2005 not yet being taken into account. *Core capital* (Tier 1) accordingly grew by € 569 million to € 2,547 million. Own funds also include eligible subordinated capital (Tier II), which was up on balance by € 104 million to € 508 million.

Set against own funds is a regulatory *own funds requirement* of € 2,007 million (as defined under the Austrian Banking Act), which represents an increase of € 436 million. Because of these changes, the *excess own funds* position rose by € 225 million to € 1,014 million. That means an excess cover of more than 50 per cent. The *own funds ratio* stood at 12.0 per cent, as it had at year's end. The *core capital ratio* (including market risk) was also unchanged compared with the end of the proceding year at 10.1 per cent. At the end of 2005, the ratio will be influenced by the acquisition of Bank Aval and profit for that year.

Outlook

Raiffeisen International's management expects an increase of consolidated profit for the full year 2005 (profit after tax excluding minority interests) by at least 50 per cent compared with the 2004 level (€ 209 million). This forecast does not take into account possible effects of the Bank Aval acquisition. We expect annual growth of the balance sheet total by about 20 per cent in 2006 and 2007.

Our targets for 2007 are a return on equity (ROE) before tax above 25 per cent, a cost/income ratio below 60 per cent, and a risk/earnings ratio below 15 per cent.

Segment Reports

Segmentation

Raiffeisen International divides its business according to customer groups and according to regional criteria. The customer groups are:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The segmentation according to regional criteria is based on where the relevant Group business units are domiciled:

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine.

Please see page 30 for a detailed definition of the individual segments. The figures stated here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards* (IFRS) that underlie the Consolidated Financial Statements. They may vary from locally published data.

SEE and CIS as drivers of growth

The CIS countries registered the largest increase of profit before tax in relative terms in the first three quarters with a plus of 48 per cent, or € 31 million, to € 96 million. However, the other two regions in which Raiffeisen International operates also made strong gains. Profit before tax in the region of Southeastern Europe grew by 36 per cent from € 102 million to € 140 million. The region of Central Europe posted a plus of 15 per cent from € 157 million to € 181 million.

Regional diversification improved further as a result of the dynamic development of earnings. The share of profit before tax for CIS increased by 3 percentage points to 23 per cent, SEE improved its share by 2 percentage points to 34 per cent. CE saw its share of profit before tax for the period shrink from 48 per cent to 43 per cent. This development is fully in line with our strategy.

Segment breakdown of profit before tax (First three quarters of 2004)


Commonwealth of Independent States (CIS) 20%
Central Europe (CE) 48%
Southeastern Europe (SEE) 32%

Segment breakdown of profit before tax (First three quarters of 2005)


Commonwealth of Independent States (CIS) 23%
Central Europe (CE) 43%
Southeastern Europe (SEE) 34%

Central Europe (CE)

The results for the region of Central Europe continue to reflect solid growth at a high level. That is clearly underscored by both assets, which rose by 24 per cent on the year-earlier period, and corresponding *net interest income*, with an increase of 25 per cent. The net interest margin widened slightly by 3 basis points to 3.06 per cent, which is mainly due to reallocations from trading volume to longer-term investments. With the reallocations, interest income from those financial assets now fall under net interest income instead of under trading profit. On the other hand, the somewhat firmer currencies in the CE region had a positive effect on values denominated in euros. The significant decline of *provisioning for impairment losses* by 20 per cent to € 31 million was a result of releases of provisions made for individual cases, particularly among corporate customers.

Net commission income rose by about 23 per cent to € 120 million. This continuing increase is based on the dynamic development of growth in the area of private individuals and small to medium-sized enterprises (SMEs). Income was up significantly in lending business, with a plus of 28 per cent, but so was income from the securities area. Commissions from brokerage and custody business more than doubled from a low year-earlier level. Commissions on investment products also found expression in earnings for the first time. *Trading profit* in the CE region improved by 10 per cent to € 92 million. Customer-related currency transactions developed very positively.

General administrative expense attributable to Central Europe rose by 30 per cent to € 385 million compared with the year-earlier period. That is mainly due to an increase of staff by about 12 per cent to 9,150 and of business outlets by 13 per cent to 367. Exchange rate development, market-driven wage and salary increases, and changes in the way we accrue compensation items also contributed.

Altogether, *profit before tax* for the first three quarters was up by 15 per cent from € 157 million to € 181 million. The region now contributes 43 per cent to Raiffeisen International's consolidated profit (year before: 48 per cent).

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004*	Change
Net interest income	384.8	308.3	24.8%
Provisioning for impairment losses	(31.5)	(39.2)	(19.7)%
Net interest income after provisioning	353.3	269.1	31.3%
Net commission income	120.0	97.5	23.1%
Trading profit	92.3	84.1	9.6%
Net income from financial investments	3.6	3.3	8.6%
General administrative expenses	(384.6)	(295.7)	30.1%
Other operating profit (loss)	(3.9)	(0.8)	–
Profit before tax	**180.6**	**157.4**	**14.7%**
Segment contribution to profit before tax	43.4%	48.5%	(5.1) PP
Total assets	16,776	13,579	23.5%
Risk-weighted assets (incl. market risk)	12,947	8,354	55.0%
Average number of staff	9,150	8,154	12.2%
Business outlets	367	325	12.9%
Cost/income ratio	64.5%	60.2%	4.3PP
Average equity	1,294	796	62.5%
Return on equity (before tax)	**18.6%**	**26.4%**	**(7.8) PP**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

Southeastern Europe (SEE)

€mn	1/1–30/9 2005	1/1–30/9 2004*	Change
Net interest income	302.8	196.0	54.5%
Provisioning for impairment losses	(44.1)	(25.8)	71.1%
Net interest income after provisioning	**258.7**	**170.3**	**51.9%**
Net commission income	111.7	84.2	32.7%
Trading profit	69.3	48.1	44.2%
Net income from financial investments	0.9	1.6	(41.2)%
General administrative expenses	(300.7)	(201.8)	49.0%
Other operating profit (loss)	(0.5)	(0.1)	–
Profit before tax	**139.5**	**102.2**	**36.5%**
Segment contribution to profit before tax	33.5%	31.5%	2.0PP
Total assets	12,749	9,385	35.8%
Risk-weighted assets (incl. market risk)	7,949	4,679	69.9%
Average number of staff	10,899	8,649	26.0%
Business outlets	543	480	13.1%
Cost/income ratio	62.2%	61.4%	0.8PP
Average equity	795	446	78.2%
Return on equity (before tax)	**23.4%**	**30.6%**	**(7.2) PP**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

Despite regulatory restrictions on lending growth in certain countries, the region of Southeastern Europe continues to be a steady engine of growth for Raiffeisen International. *Assets* increased by 36 per cent to € 12.8 billion from the end of September 2004 to the reporting date, and *profit before tax* rose by 36 per cent to € 140 million in the same period. Southeastern Europe's share of Raiffeisen International's total profit thus comes to about one-third, which represents a plus of 2 percentage points. The region's return on equity before tax of 23.4 per cent continues to be above the Group average of 22.1 per cent.

Net interest income registered the largest increase with a plus of 55 per cent to € 303 million. That was attributable to Raiffeisen International's strong volume growth and widening interest margins in some countries. *Provisioning for impairment losses* showed a plus of 71 per cent to € 44 million. The additional provisioning requirement was triggered by a relatively high specific provision in Romania (€ 10.4 million) and higher provisioning for retail customers in the whole region. The risk/earnings ratio amounted to 14.6 per cent, compared with 13.1 per cent in the year-earlier period.

Rising by one-third to € 112 million, *net commission income* also showed satisfactory growth. That increase is due, in particular, to the rapidly climbing number of retail customers. As a result of that, growth of commission income was stronger from fees for account services, payments, and card services than from lending business. *Trading profit* was up by 44 per cent to € 69 million, with customer-related foreign currency transactions increasing significantly. Decentral hedge caused a net loss which was booked under trading profit.

Development of *general administrative expenses*, which rose from € 202 million to € 301 million, reflects the growth of activities and presence in the region of Southeastern Europe. The increase of 49 per cent was above that of business volume. Capital expenditure on modernization and expansion of the distribution network (increase by 13 per cent to 543 outlets) and related advertising were the main factors.

In Romania, Raiffeisen International is participating in the process of privatizing *Casa de Economii si Consemnatiuni* (CEC). A non-binding offer for CEC was submitted to the responsible authorities on 21 October.

Commonwealth of Independent States (CIS)

€mn	1/1–30/9 2005	1/1–30/9 2004*	Change
Net interest income	153.6	78.5	95.7%
Provisioning for impairment losses	(44.0)	(9.7)	351.9%
Net interest income after provisioning	**109.6**	**68.7**	**59.5%**
Net commission income	49.6	34.6	43.4%
Trading profit	36.6	26.5	37.8%
Net income from financial investments	0.3	(0.1)	–
General administrative expenses	(97.5)	(61.6)	58.1%
Other operating profit (loss)	(2.2)	(3.2)	(28.8)%
Profit before tax	**96.3**	**65.0**	**48.3%**
Segment contribution to profit before tax	23.1%	20.0%	3.1PP
Total assets	5,208	3,260	59.8%
Risk-weighted assets (incl. market risk)	4,195	2,137	96.4%
Average number of staff	4,143	3,437	20.5%
Business outlets	95	79	20.3%
Cost/income ratio	41.2%	45.2%	(4.0)PP
Average equity	419	204	105.9%
Return on equity (before tax)	**30.6%**	**42.5%**	**(11.9)PP**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

The CIS is Raiffeisen International's smallest regional segment by balance sheet total, but also its most profitable with an *ROE before tax* of 31 per cent. *Profit before tax* amounted to € 96 million, which represents an increase of 48 per cent compared with the first three quarters of 2004. The regional share of Raiffeisen International's profit before tax thus rose to 23 per cent from 20 per cent in the year-earlier period.

The growth of *net interest income* (plus 95 per cent) was far greater than that of assets (plus 60 per cent). In addition to currency effects (significant revaluation of currencies throughout the region), increased interest margins in the rapidly growing customer segment of private individuals and SMEs contributed substantially to the improvement. Also, funding costs were reduced, among other things, by the lapsing of support guarantees from Raiffeisen Zentralbank. The *return on assets* is 3.0 per cent and thus clearly above the corresponding figure in other regions.

On the other hand, *provisioning for impairment losses* had to be raised by almost € 34 million from € 10 million to € 44 million. This sharp increase is a logical consequence of the rapid expansion of business with the customer groups of private individuals and small and medium-sized enterprises. In the corporate customer segment, provisions had to be formed for three specific cases in Russia.

Net commission income rose by 43 per cent to € 50 million. It improved mainly because of commissions from foreign exchange business and payment services, which resulted in turn from the increased number of retail and corporate customers. *Trading profit* also developed well, increasing by 38 per cent to € 37 million, as a consequence of the firmer exchange rates of the Russian ruble and Ukrainian hryvna against the US dollar and the euro. A rise of trading volume by 43 per cent also contributed to the increase.

General administrative expenses increased by 58 per cent, but that was significantly lower than growth of income at 74 per cent. The *cost/income ratio* therefore improved by 4.0 percentage points to 41.2 per cent. While the average number of *staff* grew by 21 per cent, wages and salaries in the region rose substantially in line with the market trend. The planned expansion of the branch network in the regions of Russia and Ukraine moved rapidly forward. Altogether, the number of Raiffeisen International's business outlets in the CIS countries rose by 20 per cent to 95. The increases in other administrative expenses mainly resulted from rapid expansion of the branch network. The associated marketing activities and costs for system adaptations were the other main factors in the rise of operating expenses. Also a deposit protection system started in Russia, thus making payment of the first contributions to the system due in 2005.

Consolidated Financial Statements

(Interim Financial Statements as of and for the 9 months ended 30 September 2005)

Income Statement

€mn	Notes	1/1 – 30/9 2005	1/1 – 30/9 2004*	Change
Interest income		1,536.0	1,175.4	30.7%
Interest expense		(694.9)	(592.6)	17.3%
Net interest income	(2)	**841.1**	**582.7**	**44.3%**
Provisioning for impairment losses	(3)	(119.5)	(74.7)	60.0%
Net interest income after provisioning		**721.6**	**508.0**	**42.0%**
Commission income	(4)	354.5	288.4	22.9%
Commission expense	(4)	(73.2)	(72.1)	1.5%
Net commission income	(4)	**281.3**	**216.3**	**30.1%**
Trading profit	(5)	198.2	158.8	24.8%
Net income from financial investments and current financial assets	(6)	4.8	4.8	(0.3)%
General administrative expenses	(7)	(782.8)	(559.1)	40.0%
Other operating profit (loss)	(8)	(6.6)	(4.1)	62.4%
Profit before tax		**416.4**	**324.6**	**28.3%**
Income tax		(81.5)	(63.5)	28.4%
Profit after tax		**334.9**	**261.1**	**28.3%**
Minority interests in profit		(55.9)	(52.0)	7.5%
Consolidated profit		**279.1**	**209.1**	**33.4%**

€	1/1 – 30/9 2005	1/1 – 30/9 2004*	Change
Earnings per share	**2.06**	**2.01**	**0.05**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

Earnings per share are obtained by dividing consolidated profit for the period by the average number of ordinary shares outstanding. As of 30 September 2005, the result was 135.2 million ordinary shares, compared with 104 million as of 30 September 2004 (data after stock split).

There were no conversion or option rights outstanding, so undiluted earnings per share were equal to diluted earnings per share.

Profit Development

Quarterly results posted by Raiffeisen International

€mn	Q4/2004*	Q1/2005	Q2/2005	Q3/2005
Net interest income	220.7	258.7	277.0	305.5
Provisioning for impairment losses	(62.9)	(28.5)	(34.9)	(56.1)
Net interest income after provisioning	**157.8**	**230.1**	**242.1**	**249.4**
Net commission income	83.4	83.5	96.9	101.0
Trading profit	61.4	55.1	68.4	74.7
Net income from financial investments and current financial assets	3.5	1.0	1.8	1.9
General administrative expenses	(264.2)	(240.9)	(261.7)	(280.2)
Other operating profit (loss)	(25.8)	4.4	(7.5)	(3.6)
Profit before tax	**16.1**	**133.3**	**140.0**	**143.1**
Income tax	(7.6)	(24.0)	(28.2)	(29.3)
Profit after tax	**8.6**	**109.3**	**111.8**	**113.8**
Minority interests in profit	(8.3)	(16.5)	(18.8)	(20.6)
Consolidated profit	**0.3**	**92.8**	**93.0**	**93.2**

€mn	Q4/2003	Q1/2004*	Q2/2004*	Q3/2004*
Net interest income	162.8	165.2	192.9	224.7
Provisioning for impairment losses	(40.3)	(27.2)	(21.9)	(25.6)
Net interest income after provisioning	**122.4**	**138.0**	**171.0**	**199.1**
Net commission income	60.4	60.3	79.1	76.8
Trading profit	83.8	47.8	44.0	66.9
Net income from financial investments and current financial assets	2.5	1.5	(3.2)	6.5
General administrative expenses	(209.7)	(166.7)	(200.5)	(191.9)
Other operating profit (loss)	5.1	(1.8)	3.3	(5.6)
Profit before tax	**64.6**	**79.1**	**93.7**	**151.8**
Income tax	(6.4)	(18.8)	(19.4)	(25.2)
Profit after tax	**58.2**	**60.3**	**74.3**	**126.6**
Minority interests in profit	(2.2)	(15.4)	(22.4)	(14.3)
Consolidated profit	**56.0**	**44.9**	**51.9**	**112.3**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

Balance Sheet

Assets

€mn	Notes	30/9/2005	31/12/2004*	Change
Cash reserve		1,839	1,895	(3.0)%
Loans and advances to banks	(9)	5,575	4,779	16.7%
Loans and advances to customers	(10)	20,916	16,242	28.8%
Impairment losses on loans and advances	(11)	(467)	(366)	27.4%
Trading assets	(12)	1,901	2,447	(22.3)%
Other current financial assets	(13)	1,051	650	61.5%
Financial investments	(14)	2,598	2,329	11.5%
Intangible fixed assets	(15)	197	177	11.0%
Tangible fixed assets	(16)	488	441	10.7%
Other assets	(17)	634	312	103.4%
Total Assets		**34,733**	**28,907**	**20.2%**

Equity and Liabilities

€mn	Notes	30/9/2005	31/12/2004*	Change
Deposits from banks	(18)	7,823	6,620	18.2%
Deposits from customers	(19)	21,584	18,169	18.8%
Liabilities evidenced by paper	(20)	699	662	5.6%
Provisions for liabilities and charges	(21)	123	112	8.9%
Trading liabilities	(22)	334	410	(18.5)%
Other liabilities	(23)	532	313	70.3%
Subordinated capital	(24)	552	444	24.5%
Equity	(25)	3,085	2,177	41.7%
Consolidated equity		2,397	1,631	47.0%
Consolidated profit		279	209	33.8%
Minority interests		409	337	21.4%
Total Equity and Liabilities		**34,733**	**28,907**	**20.2%**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

Statement of Changes in Equity

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity on 1/1/2005*	**382**	**935**	**314**	**209**	**337**	**2,177**
Capital contributions / disbursements	53	501	–	–	18	572
Transferred to retained earnings	–	(37)	207	(170)	–	–
Distributed profit	–	–	–	(39)	(21)	(60)
Profit for the period	–	–	–	279	56	335
Exchange differences	–	–	81	–	9	90
Capital hedge	–	–	(41)	–	–	(41)
Cash flow hedge	–	–	4	–	–	4
Other changes	–	–	–	–	10	10
Equity on 30/9/2005	**435**	**1,399**	**564**	**279**	**409**	**3,085**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity on 1/1/2004	**50**	**770**	**104**	**179**	**276**	**1,379**
Capital contributions / disbursements	330	–	–	–	7	338
Transferred to retained earnings	–	–	146	(146)	–	–
Distributed profit	–	–	–	(33)	(14)	(47)
Profit for the period	–	–	–	209	52	261
Exchange differences	–	–	38	–	8	46
Capital hedge	–	–	(9)	–	–	(9)
Other changes	–	–	(35)	–	4	(31)
Equity on 30/9/2004	**380**	**771**	**243**	**209**	**334**	**1.938**

Following the IPO on 25 April and the associated issue of 34.2 million new no-par shares with a total nominal value of € 54.1 million, the issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association is € 434.5 million. Furthermore, the Extraordinary General Meeting of Shareholders on 8 March 2005 voted to carry out a 2-for-1 stock split. Consequently, on the reporting date (30 September 2005), the Company's issued share capital was subdivided into 142.8 million no-par (bearer) shares. The Company bought back the 17,050 *Genussscheine* (profit participating certificates) with a nominal value of € 1.7 million during the second quarter of 2005.

Cash Flow Statement

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Cash and cash equivalents at end of previous period	1,895	1,749
Net cash from operating activities	(337)	649
Net cash from investing activities	(349)	(499)
Net cash from financing activities	657	354
Effect of exchange rate changes	(27)	33
Cash and cash equivalents at end of period	1,839	2,285

Notes

Accounting policies

The Consolidated Financial Statements of Raiffeisen International were prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*), inclusive of such interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*) as were already applicable. The unaudited Interim Report as of and for the nine months ended 30 September 2005 conforms to *IAS 34*.

Changes due to amended and new IFRS standards

Newly published standards applicable from the 2005 financial year have made it necessary to carry out minor adjustments to the financial statements for 2004, which are needed for the purposes of prior-period comparisons. Adaptation is required by IFRS.

The most important changes to accounting policies are described below. The most important changes to the recognition and measurement policies of *Raiffeisen International* with respect to 2005 and years thereafter result from the now limited measurement options allowed by *IFRS*, including in particular with regard to *Financial Instruments* (*IAS 39*) and Leases (*IAS 17*). In all, however, it must be stressed that these changes will not have a material impact on *Raiffeisen International*'s financial statements.

Goodwill (IFRS 3)

The new *IFRS 3* already published in 2004 reviews the presentation, measurement and impairment testing of goodwill. The straight-line amortization of goodwill has been abolished and replaced by annual impairment testing. The same applies to companies accounted for using the equity method. *IFRS* does not require prior periods to be adjusted. *Raiffeisen International*'s entry for the amortization of goodwill, most recently about € 10 million, will therefore be discontinued as of the 2005 financial year. As things stand at the moment, an impairment of existing goodwill is not to be expected.

Financial instruments (IAS 39)

The stricter new definition of loans and receivables that no longer qualify as originated by the enterprise changed the entry for *Equity* from 1 January 2005. If financial instruments are classified as *Other current financial assets*, they must be carried at market value if an active market exists. Reclassifications and remeasurements were carried out with respect to a number of primary securities issues. Restructuring (reclassification and remeasurement) of the portfolio increased *Other current financial assets* by € 38 million *reallocated from Financial investments. The effect on Equity* has been immaterial.

The fair value option will not be made use of by *Raiffeisen International* for the time being as the *IASB* and the EU have yet to agree on a common policy on the fair value option.

New securities category (IAS 39)

In the case of assets for which a fair value within the meaning of *IAS 39* was available, the *available-for-sale* financial assets in the accounts at year-end 2004 at the amount of € 612 million were reclassified as financial assets at fair value through profit and loss as of 1 January 2005, whereby the resulting changes in value are also being recognized in profit and loss in the 2005 financial year. On the Balance Sheet, these financial assets will continue to be recognized as *Other current financial assets.*

In addition, *Raiffeisen International's Other financial assets* also included its *available-for-sale* financial assets. They were in the main assets for which stock exchange prices were not available but whose measurement did not have a material effect on equity during the period under review.

Impairment losses on loans and advances (IAS 39)

The more precise requirements contained in the revision of *IAS 39* in force from 2005 allow, under certain circumstances, general provisioning for loan portfolios with identical risk profiles. To date, *Raiffeisen International* has only made restricted use of portfolio-based provisioning. The implementation of the now more detailed rules for measuring loan portfolios and the portfolio-based provisioning requirements applicable to them had yet to be completed at the end of the quarter. Consequently, only some of the effects are recognized in first-half profit. However, they are unlikely to have a significant impact on profit.

Finance leasing (IAS 17)

The mandatory inclusion of *initial direct costs* in finance lease receivables has caused material changes in valuations at *Raiffeisen International.* These must be calculated with retrospective effect. Insofar as these costs were recognized in full in the Income Statement in prior years, their effects on the asset items in question and on equity have required recognition since 1 January 2005.

As of 2005, the interest rate underlying a lease must be calculated in such a way that initial direct costs incurred by the lessor are automatically included in the finance lease receivable and must not be added as a separate item. Similarly, as of 2005, any initial direct costs of the lessee must be added to the amount recognized as an asset.

For *Raiffeisen International,* that affected equity directly at the amount of € 1.7 million, and indirectly at the amount of minus € 1.5 million carried to equity by way of the adapted profit for the year 2004. The result was a net increase in *Equity* of € 0.2 million as of 1 January 2005.

Companies accounted for using the equity method (IAS 28)

The financial statements of companies accounted for using the equity method have been adjusted in accordance with homogeneous Group-wide accounting policies in respect of business transactions and events occurring under comparable circumstances. As a result, the financial statements furnished by companies accounted for using the equity method for the purposes of the Consolidated Financial Statements for 2005 conform to the provisions of *IFRS* that are applied on a Group-wide basis. However, that is not expected to have any material effect on *Raiffeisen International*'s profit.

Equity (IAS 1 in conjunction with IAS 27)

According to the revisions, *Minority interests* must be presented within *Equity*. This means that as of 2005, *Minority interests* must be presented on the Consolidated Balance Sheet within *Equity* but separately from *Consolidated Equity* (the parent's shareholders' equity).

Income Statement

€mn	Adapted 1/1 – 31/12/2004	Change	Published 1/1 – 31/12/2004
Interest income	1,666.3	(1.1)	1,667.4
Interest expense	(862.8)	(1.2)	(861.6)
Net interest income	**803.5**	**(2.3)**	**805.8**
Provisioning for impairment losses	(137.6)	0.0	(137.6)
Net interest income after provisioning	**665.9**	**(2.3)**	**668.2**
Commission income	395.9	0.0	395.9
Commission expense	(96.3)	1.5	(97.8)
Net commission income	**299.7**	**1.5**	**298.1**
Trading profit	220.1	(0.8)	220.9
Net income from financial investments and current financial assets	8.3	0.0	8.3
General administrative expenses	(823.3)	0.0	(823.3)
Other operating profit (loss)	(29.9)	0.0	(29.9)
Profit before tax	**340.8**	**(1.6)**	**342.2**
Income tax	(71.1)	0.1	(71.0)
Profit after tax	**269.7**	**(1.5)**	**271.2**
Minority interests in profit	(60.3)	0.0	(60.3)
Consolidated profit	**209.4**	**(1.5)**	**210.9**

Balance Sheet

Assets

€mn	Adapted 31/12/2004	Change	Published 31/12/2004
Cash reserve	1,895	0	1,895
Loans and advances to banks	4,779	0	4,779
Loans and advances to customers	16,242	0	16,242
Impairment losses on loans and advances	(366)	0	(366)
Trading assets	2,447	0	2,447
Other current financial assets	650	38	612
Financial investments	2,329	(38)	2,367
Intangible fixed assets	177	0	177
Tangible fixed assets	441	0	441
Other assets	312	0	312
Total Assets	**28,907**	**0**	**28,907**

Equity and Liabilities

€mn	Adapted 31/12/2004	Change	Published 31/12/2004
Deposits from banks	6,620	0	6,620
Deposits from customers	18,169	0	18,169
Liabilities evidenced by paper	662	0	662
Provisions for liabilities and charges	112	0	112
Trading liabilities	410	0	410
Other liabilities	313	0	313
Subordinated capital	444	0	444
Equity	2,177	0	2,177
Consolidated equity	1,631	2	1,629
Consolidated profit	209	(2)	211
Minority interests	337	0	337
Total Equity and Liabilities	**28,907**	**0**	**28,907**

Changes in the scope of consolidation

Number of units	Fully consolidated 30/9/2005	31/12/2004	Equity method 30/9/2005	31/12/2004
At beginning of period	43	38	3	3
Included for the first time in the period under review	21	6	–	1
Excluded in the period under review	(1)	–		
Merged in the period under review	(2)	(2)	–	–
Reclassified	–	1	–	(1)
At end of period	**61**	**43**	**3**	**3**

Few changes occurred in the third quarter, and those primarily concerned the Czech finance leasing units. On the one hand, two real estate project companies were founded; on the other, two project companies were merged with other fully consolidated companies. Finally, project company *RLRE Omikron Property, s.r.o.*, Prague, was sold to the lessee.

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily segments its business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. The *Retail Customers* segment encompasses personal banking customers and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment encompasses the Treasury departments' proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the *Participations and Other* segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting breaks down income components and assets/liabilities along regional lines. Assignments to regions are based on the domiciles of the Group units in question.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine.

(1a) Segment reports by business segment

1/1 – 30/9/2005 €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	295.0	448.2	93.2	4.7	841.1
Provisioning for impairment losses	(48.0)	(71.4)	(0.0)	(0.2)	(119.5)
Net interest income after provisioning	**247.0**	**376.8**	**93.2**	**4.5**	**721.6**
Net commission income	103.3	179.6	(1.8)	0.3	281.3
Trading profit (loss)	69.1	63.1	66.1	(0.1)	198.2
Net income from financial investments and current financial assets	0.4	–	4.5	(0.1)	4.8
General administrative expenses	(191.7)	(528.3)	(25.8)	(37.0)	(782.8)
Other operating profit (loss)	4.6	(5.8)	(2.9)	(2.5)	(6.6)
Profit before tax	**232.7**	**85.4**	**133.2**	**(34.8)**	**416.4**
Basis of assessment (incl. market risk)	12,327	7,023	4,424	1,318	25,091
Own funds requirement	986	562	354	105	2,007
Average number of staff	5,132	17,184	510	1,366	24,192
Cost/income ratio	40.6%	77.1%	16.5%	–	59.5%
Average equity	1,232	702	442	132	2,508
Return on equity (ROE) before tax	**25.2%**	**16.2%**	**40.1%**	**–**	**22.1%**

1/1 – 30/9/2004* €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	252.2	302.9	40.0	(12.4)	582.7
Provisioning for impairment losses	(36.4)	(38.0)	0.0	(0.3)	(74.7)
Net interest income after provisioning	**215.8**	**264.9**	**39.9**	**(12.6)**	**508.0**
Net commission income	97.7	122.8	(6.3)	2.0	216.3
Trading profit (loss)	59.2	44.7	55.5	(0.6)	158.8
Net income from financial investments and current financial assets	–	–	–	4.8	4.8
General administrative expenses	(164.9)	(358.4)	(24.6)	(11.2)	(559.1)
Other operating profit (loss)	6.9	(2.7)	2.3	(10.5)	(4.1)
Profit before tax	**214.7**	**71.3**	**66.8**	**(28.2)**	**324.6**
Basis of assessment (incl. market risk)	8,525	3,882	1,699	1,065	15,170
Own funds requirement	682	311	136	85	1,214
Average number of staff	4,962	13,865	571	842	20,240
Cost/income ratio	41.1%	76.3%	27.6%	–	58.5%
Average equity	813	370	162	102	1,446
Return on equity (ROE) before tax	**35.2%**	**25.7%**	**55.0%**	**–**	**29.9%**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

(1b) Segment reports by geographical market

1/1 – 30/9/2005 €mn	CE	SEE	CIS	Total
Net interest income	384.8	302.8	153.6	841.1
Provisioning for impairment losses	(31.5)	(44.1)	(44.0)	(119.5)
Net interest income after provisioning	**353.3**	**258.7**	**109.6**	**721.6**
Net commission income	120.0	111.7	49.6	281.3
Trading profit	92.3	69.3	36.6	198.2
Net income from financial investments and current financial assets	3.6	0.9	0.3	4.8
General administrative expenses	(384.6)	(300.7)	(97.5)	(782.8)
Other operating profit	(3.9)	(0.5)	(2.2)	(6.6)
Profit before tax	**180.6**	**139.5**	**96.3**	**416.4**
Total assets	16,776	12,749	5,208	34,733
Basis of assessment (incl. market risk)	12,947	7,949	4,195	25,091
Own funds requirement	1,036	636	336	2,007
Average number of staff	9,150	10,899	4,143	24,192
Cost/income ratio	64.5%	62.2%	41.2%	59.5%
Average equity	1,294	795	419	2,508
Return on equity (ROE) before tax	**18.6%**	**23.4%**	**30.6%**	**22.1%**

1/1 – 30/9/2004* €mn	CE	SEE	CIS	Total
Net interest income	308.3	196.0	78.5	582.7
Provisioning for impairment losses	(39.2)	(25.8)	(9.7)	(74.7)
Net interest income after provisioning	**269.1**	**170.3**	**68.7**	**508.0**
Net commission income	97.5	84.2	34.6	216.3
Trading profit	84.1	48.1	26.5	158.8
Net income from financial investments and current financial assets	3.3	1.6	(0.1)	4.8
General administrative expenses	(295.7)	(201.8)	(61.6)	(559.1)
Other operating profit	(0.8)	(0.1)	(3.2)	(4.1)
Profit before tax	**157.4**	**102.2**	**65.0**	**324.6**
Total assets	13,579	9,385	3,260	26,224
Basis of assessment (incl. market risk)	8,354	4,679	2,137	15,170
Own funds requirement	668	374	171	1.214
Average number of staff	8,154	8,649	3,437	20,240
Cost/income ratio	60.2%	61.4%	45.2%	58.5%
Average equity	796	446	204	1,446
Return on equity (ROE) before tax	**26.4%**	**30.6%**	**42.5%**	**29.9%**

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly (see Notes, p. 26 ff).

(2) Net interest income

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Interest income	**1,533.1**	**1,173.8**
from loans and advances to banks	197.3	135.1
from loans and advances to customers	981.1	748.4
from current financial assets (available-for-sale)	38.8	29.7
from financial investments	117.4	88.3
from receivables under finance leases	97.4	73.4
from derivative financial instruments (non-trading)	101.1	98.9
Current income from shareholdings	**0.3**	**0.8**
Other interest-like income	**2.6**	**0.8**
Interest and similar income, Total	**1,536.0**	**1,175.4**
Interest expenses	**(694.6)**	**(586.5)**
on deposits from banks	(194.0)	(157.7)
on deposits from customers	(409.2)	(362.8)
on liabilities evidenced by paper	(25.0)	(22.6)
on subordinated capital	(13.2)	(6.3)
on derivative financial instruments (non-trading)	(53.2)	(37.0)
Other interest-like expenses	**(0.3)**	**(6.0)**
Interest expenses and similar charges, Total	**(694.9)**	**(592.6)**
Net interest income	**841.1**	**582.7**

(3) Provisioning for impairment losses

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Allocated to the provision for impairment losses	(242.3)	(331.2)
Released from the provision for impairment losses	140.0	264.1
Direct write-downs	(29.7)	(10.6)
Recovery of written-down claims	12.4	3.0
Total	**(119.5)**	**(74.7)**

(4) Net commission income

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Payment transfers business	150.7	117.6
Credit and guarantee business	66.0	52.5
Securities business	14.8	6.3
Foreign exchange, notes and coins, and precious metals business	17.2	11.9
Other banking services	32.6	28.0
Total	**281.3**	**216.3**

(5) Trading profit (loss)

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Interest-rate contracts	15.0	14.4
Currency contracts	183.1	143.8
Share-/index-related contracts	0.1	0.6
Total	**198.2**	**158.8**

(6) Net income from financial investments and current financial assets

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Net income from financial investments	**(0.1)**	**0.8**
Net remeasurements of financial investments and equity participations	(0.7)	(0.1)
Net proceeds from sales of financial investments and equity participations	0.6	0.9
Net income from other current financial assets	**4.9**	**4.0**
Net remeasurements of securities classified as current financial assets	1.1	(0.4)
Net proceeds from sales of securities classified as current financial assets	3.8	4.4
Total	**4.8**	**4.8**

(7) General administrative expenses

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Staff costs	(371.4)	(253.3)
Other administrative expenses	(327.6)	(240.9)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(83.8)	(65.0)
Total	**(782.8)**	**(559.1)**

(8) Other operating profit (loss)

€mn	1/1 – 30/9 2005	1/1 – 30/9 2004
Revenues from non-banking activities	24.8	18.7
Expenses arising from non-banking activities	(15.7)	(11.2)
Net result from hedge accounting	(0.3)	(1.1)
Net income from other derivative instruments	(2.2)	(0.7)
Other taxes	(19.1)	(13.5)
Other operating income	45.3	44.4
Other operating expenses	(39.3)	(40.8)
Total	**(6.6)**	**(4.1)**

Notes to the Balance Sheet

(9) Loans and advances to banks

€mn	30/9/2005	31/12/2004
Giro and clearing business	613	688
Money-market business	4,025	3,331
Loans to banks	911	753
Purchased receivables	26	8
Total	**5,575**	**4,779**

(10) Loans and advances to customers

€mn	30/9/2005	31/12/2004
Credit business	11,620	9,488
Money-market business	3,213	2,313
Receivables under mortgage loans	4,230	2,875
Purchased receivables	233	240
Accounts receivable under finance leases	1,621	1,326
Total	**20,916**	**16,242**

(11) Impairment losses on loans and advances

€mn	1/1/2005	Change in scope of consolidation	Added*	Released	Used	Transfers, exchange differences	30/9/2005
Specific provisions	**364**	**–**	**179**	**(103)**	**(30)**	**(56)**	**355**
Loans and advances to customers	364	–	179	(103)	(30)	(56)	354
Portfolio-based provisions	**2**	**–**	**63**	**(22)**	**–**	**70**	**112**
Subtotal	**366**	**–**	**242**	**(125)**	**(30)**	**14**	**467**
Impairment provisions for off-balance-sheet liabilities	28	–	18	(15)	–	(6)	25
Total	**394**	**–**	**260**	**(140)**	**(30)**	**8**	**492**

* Additions inclusive of direct write-downs and net of recoveries of written-down claims.

(12) Trading assets

€mn	30/9/2005	31/12/2004
Debt securities and other fixed-interest securities	1,654	2,033
Shares and other variable-yield securities	20	11
Positive fair values arising from derivative financial instruments	204	384
Overnight and fixed deposits held for trading	24	19
Total	**1,901**	**2,447**

(13) Other current financial assets

€mn	30/9/2005	31/12/2004
Debt securities and other fixed-interest securities	1,026	640
Shares and other variable-yield securities	25	10
Total	**1,051**	**650**

(14) Financial investments

€mn	30/9/2005	31/12/2004
Debt securities and other fixed-interest securities	2,510	2,255
Equity participations	88	74
Total	**2,598**	**2,329**

(15) Intangible fixed assets

€mn	30/9/2005	31/12/2004
Goodwill	74	75
Other intangible fixed assets	122	102
Total	**197**	**177**

(16) Tangible fixed assets

€mn	30/9/2005	31/12/2004
Land and buildings used by the Group for its own operations	180	160
Other land and buildings	5	7
Other tangible fixed assets, office furniture and equipment	284	253
Let leased assets	19	21
Total	**488**	**441**

(17) Other assets

€mn	30/9/2005	31/12/2004
Tax assets	51	29
Receivables arising from non-banking activities	34	24
Prepayments and other deferrals	138	98
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	1	1
Positive fair values of cash flow hedges	4	-
Positive fair values of other derivative financial instruments in the banking book	24	43
Other items	383	116
Total	**634**	**312**

(18) Deposits from banks

€mn	30/9/2005	31/12/2004
Giro and clearing business	375	352
Money-market business	2,843	2,673
Long-term finance	4,605	3,595
Total	**7,823**	**6,620**

(19) Deposits from customers

€mn	30/9/2005	31/12/2004
Sight deposits	8,729	6,896
Time deposits	11,510	10,315
Savings deposits	1,345	958
Total	**21,584**	**18,169**

(20) Liabilities evidenced by paper

€mn	30/9/2005	31/12/2004
Issued debt securities	392	369
Issued money-market instruments	5	6
Other liabilities evidenced by paper	302	287
Total	**699**	**662**

(21) Provisions for liabilities and charges

€mn	30/9/2005	31/12/2004
Taxes	39	53
Guarantees and sureties	25	28
Other	59	31
Total	**123**	**112**

(22) Trading liabilities

€mn	30/9/2005	31/12/2004
Negative fair values arising from derivative financial instruments	249	408
Overnight and fixed deposits held for trading	86	2
Total	**334**	**410**

(23) Other liabilities

€mn	30/9/2005	31/12/2004
Liabilities arising from non-banking activities	37	35
Deferred items	108	45
Negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of IAS 39	1	4
Negative fair values of other derivative financial instruments	17	20
Other liabilities	369	209
Total	**532**	**313**

(24) Subordinated capital

€mn	30/9/2005	31/12/2004
Subordinated obligations	521	423
Supplementary capital	31	21
Total	**552**	**444**

(25) Equity and minorities

€mn	30/9/2005	31/12/2004
Consolidated equity	2,397	1,631
Subscribed capital	435	382
Capital reserves	1,400	935
Retained earnings	563	314
Consolidated profit	279	209
Minority interests	409	337
Total	**3,085**	**2,177**

Additional notes

(26) Contingent liabilities and other off-balance-sheet items

€mn	30/9/2005	31/12/2004
Contingent liabilities	2,126	1,734
Commitments	5,785	4,205

(27) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the Austrian *Bankwesengesetz* (*BWG*). As a result, it is not itself subject to Austrian regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

€mn	30/9/2005	31/12/2004
Tier 1 capital (core capital)	2,547	1,977
Tier 2 capital (additional own funds)	508	403
Less interests in banks and financial institutions	(59)	(52)
Eligible own funds	**2,995**	**2,329**
Tier 3 capital (short-term subordinated own funds)	26	31
Total own funds	**3,021**	**2,360**
Total own funds requirement	**2,007**	**1,571**
Excess own funds	**1,014**	**789**
Excess cover ratio	50.5%	50.2%
Core capital ratio (Tier 1), incl. market risk	10.1%	10.1%
Own funds ratio	12.0%	12.0%

Total own funds requirement is made up as follows:

€mn	30/9/2005	31/12/2004
Risk-weighted basis of assessment pursuant to § 22 BWG	21,906	16,690
of which 8 per cent minimum own funds requirement	1,752	1,335
Own funds requirement for the trading book under § 22b Abs. 1 BWG	107	136
Own funds requirement for open currency positions under § 26 BWG	148	100
Total own funds requirement	**2,007**	**1,571**

(28) Average number of staff

The average number of staff as of 30 September (full-time equivalents) broke down as follows:

Full-time equivalent	30/9/2005	31/12/2004
CE	9,069	8,122
SEE	10,836	8,614
CIS	4,122	3,423
Austria	165	80
Total	**24,192**	**20,240**

Financial Calendar

2006

8 March	Start of Quiet Period
30 March – New publication date!	Annual Report 2005, Analysts' Conference, Conference Call
27 April	Start of Quiet Period
11 May	First Quarter Report, Conference Call
7 June	Annual General Meeting, Austria Center Vienna
13 June	Ex-dividend date and dividend payment date
27 July	Start of Quiet Period
10 August	Semi-Annual Report, Conference Call
26 October	Start of Quiet Period
9 November	Third Quarter Report, Conference Call

Publication Details

Published by: Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by: Investor Relations
Copy deadline: 18 November 2005
Manufactured in: Vienna
Internet: www.ri.co.at

Investor Relations Enquiries
E-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Phone: +43 (1) 717 07 2089

Public Relations Enquiries
E-mail: ri-communications@ri.co.at
Internet: www.ri.co.at → Public Relations
Phone: +43 (1) 717 07 1504

Disclaimer

The forecasts, plans, and statements addressing the future are based on the knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may also lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize.
The present English version is a translation of the report that the company originally prepared in the German language. The company only recognizes the German version as the authentic version.
Tables and charts may contain rounding errors.


www.ri.co.at

ANNEX A.5

Semi-Annual Report 2005

RECEIVED
2006 MAR 28 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
MAR 24 2006
213
PROCESSING SECTION


Raiffeisen
INTERNATIONAL
Member of RZB Group

Survey of Key Data

Raiffeisen International Group Monetary values are in €mn	2005	2004*	Change
Income Statement	**1/1 – 30/6**	**1/1 – 30/6**	
Net interest income after provisioning	472.3	309.0	52.8%
Net commission income	180.3	139.4	29.3%
Trading profit	123.5	91.8	34.5%
General administrative expenses	(502.6)	(367.2)	36.8%
Profit before tax	273.3	172.8	58.1%
Profit after tax	221.1	134.5	64.3%
Consolidated profit (without minorities)	185.8	96.8	91.9%
Earnings per share	€ 1.42	€ 0.97	€ 0.45
Balance Sheet	**30/6**	**31/12**	
Loans and advances to banks	5,773	4,779	20.8%
Loans and advances to customers	19,101	16,242	17.6%
Deposits from banks	7,361	6,620	11.2%
Deposits from customers	20,438	18,169	12.5%
Equity (incl. minorities and profit)	2,957	2,177	35.9%
Balance-sheet total	32,880	28,907	13.7%
Regulatory information	**30/6**	**31/12**	
Basis of assessment (incl. market risk)	23,331	19,638	18.8%
Total own funds	2,986	2,360	26.5%
Total own funds requirement	1,866	1,571	18.8%
Excess cover	60.0%	50.2%	9.8 PP
Core capital ratio (Tier 1), incl. market risk	10.9%	10.1%	0.8 PP
Own funds ratio	12.8%	12.0%	0.8 PP
Performance	**1/1 – 30/6**	**1/1 – 31/12**	
Return on equity (ROE) before tax	22.8%	22.2%	0.6 PP
Return on equity (ROE) after tax	18.4%	17.6%	0.8 PP
Consolidated return on equity (without minorities)	18.0%	17.0%	1.0 PP
Cost/income ratio	59.9%	63.5%	(3.6 PP)
Return on assets (ROA) before tax	1.77%	1.40%	0.37 PP
Net provisioning ratio (average risk-weighted assets in banking book)	0.69%	0.98%	(0.29 PP)
Risk/earnings ratio	11.84%	17.13%	(5.29 PP)
Resources	**30/6**	**31/12**	
Number of staff	24,616	22,851	7.7%
Business outlets	971	916	6.0%

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Highlights

Profit advances by nearly 60 per cent

Raiffeisen International's pre-tax *profit* in the first half of 2005 was substantially up on the same period of the previous year, increasing by 58 per cent or € 100 million to € 273 million. Although *Raiffeisen International's* equity had increased to nearly € 3 billion, above all as a result of its IPO, it recorded a *Return on equity before tax* of 22.8 per cent (18.4 per cent after tax).

Raiffeisen International already has 5.7 million customers

The wisdom of our strategy of concentrating on business with private individuals and small and medium-sized enterprises (SMEs) has been confirmed by the rapid growth in customers. We were able to attract over 350,000 new private individuals and SME customers in the second quarter alone. Including corporate customers, *Raiffeisen International* was servicing some 5.7 million customers at the end of June 2005, over 1.3 million more than at the end of June 2004.

The best banking group in Central and Eastern Europe

British financial magazines *Euromoney* and *Global Finance* awarded *Raiffeisen International* *"Best Bank in Central and Eastern Europe"*. In addition, the following *Network Banks* were named *"Best Bank"* in their respective countries:

- Albania (*Euromoney, Global Finance*)
- Belarus (*Euromoney, Global Finance*)
- Bosnia and Herzegovina (*Global Finance*)
- Serbia und Montenegro (*Euromoney, Global Finance*)


EUROMONEY
2005
Awards for
excellence


BEST BANK AWARD · 2005
GLOBAL FINANCE

€ 1.1 billion of shares placed in the capital market

Raiffeisen International's IPO resulted in the placement of a total of 34.2 million shares (issue price € 32.50) worth € 1.1 billion. That made our stock-exchange debut the biggest-ever share issue in Austrian history. Extremely brisk demand justified our strategic orientation in the emerging markets of Eastern Europe. We will be using the proceeds from the issue to finance further organic and acquisitive growth.

Overview of Raiffeisen International

At the close of the first half of 2005, *Raiffeisen International Bank-Holding AG* (*Raiffeisen International*) had *Network Banks* and finance leasing companies in 16 markets in Central and Eastern Europe (the CEE region). The *Raiffeisen International Network Banks* are among the three biggest banks in eight markets, and they are the market leaders in three (Albania, Bosnia and Herzegovina and Serbia and Montenegro).

In addition to the Group's 15 *Network Banks*, a large number of specialist companies are collected together under the umbrella of *Raiffeisen International*. In all, the Group is made up of 62 companies.

As of 30 June 2005	Balance-sheet total (€mn)	Growth versus year-end 2004*	Business outlets	Staff	Operational since (year of takeover)
Raiffeisen Bank, Budapest	4,498	4.2%	81	1,958	1987
Raiffeisen Bank Polska, Warsaw	2,884	7.2%	72	1,862	1991
Tatra banka, Bratislava	4,638	7.2%	113	3,136	1991
Raiffeisenbank, Prague	2,422	16.6%	50	1,087	1993
Raiffeisenbank Bulgaria, Sofia	1,145	11.6%	60	1,104	1994
Raiffeisenbank Austria, Zagreb	3,515	10.3%	36	1,462	1994
Raiffeisenbank Austria, Moscow	3,010	43.5%	23	1,312	1997
Raiffeisenbank Ukraine, Kiev	790	26.0%	22	975	1998
Raiffeisen Bank, Bucharest	2,569	23.2%	203	4,757	1998
Raiffeisen Bank Bosna i Hercegovina, Sarajevo	1,135	7.7%	67	1,123	2000
Raiffeisenbank, Belgrade	1,027	17.4%	34	1,055	2001
Raiffeisen Krekova banka, Maribor	709	5.9%	13	308	2002
Raiffeisen Bank Kosovo, Pristina	188	25.9%	23	341	2002
Priorbank, Minsk	590	23.0%	42	1,839	2003
Raiffeisen Bank, Tirana	1,710	3.8%	85	1,042	2004
Subtotal (Network Banks)	**30,830**	**12.9%**	**924**	**23,361**	**–**
Raiffeisen-Leasing International (Subgroup)	2,036	16.4%	45	980	–
Other/Consolidation	14	–	2	275	–
Total (Raiffeisen International)	**32,880**	**13.7%**	**971**	**24,616**	**–**

Raiffeisen International is listed on the Vienna stock exchange. It has a free float of 30 per cent. Its principal shareholder, with a stake of 70 per cent, is *Raiffeisen Zentralbank Österreich AG* (*RZB*). RZB is the central institution of the *Raiffeisen Bankengruppe* (*RBG*), which is Austria's strongest banking group. It operates as a corporate and investment bank within Austria, where it is one of the country's leaders, and it also sees Central and Eastern Europe as home markets. It is Austria's third-largest bank with a balance-sheet total of € 67.9 billion (year-end 2004).

* Growth in local-currency terms differs because of movements in exchange rates versus the euro.

The Raiffeisen International Share

Share is extremely well received by the market

The issue price of the shares was set at € 32.50 and on the 25 April 2005, the first trading day, they opened at € 39.00 on the Vienna Stock Exchange. This was a clear signal of the capital markets' approval of the share's placement and, in turn, of the strategic focus of *Raiffeisen International.*

The trust of institutional investors and our many private shareholders already became evident during the offer period. Orders for 680 million shares meant that the issue was oversubscribed by a factor of 22 (without the greenshoe). Private investors in Austria alone placed some 84,000 orders for a total of over 34 million shares. Percentage allocations to all shareholders had to be reduced accordingly.

The biggest share issue in Austria

Alongside the public offering in Austria, the share was also offered for sale in the international capital markets. The high level of demand led to the exercise of the greenshoe option of 4.4 million, resulting in the placement of a total of 34.2 millions shares. The resulting proceeds came to over € 1.1 billion, making this the biggest issue ever placed in Austria. The proceeds will be used to finance the continuing expansion of our network in Central and Eastern Europe.

A balanced shareholder structure

The number of shares outstanding after the IPO came to 142.77 million with a free float of 30 per cent. *Raiffeisen International's* principal shareholder is *Raiffeisen Zentralbank Österreich AG* (*RZB*) with a stake of 70 per cent. Institutional investors hold about 14 per cent of its stock, and private investors about 10 per cent. The *International Finance Corporation* (*IFC*), which is a subsidiary of the *World Bank Group*, holds 3.2 per cent, and the *European Bank for Reconstruction and Development* (*EBRD*) holds a stake of 2.8 per cent.

Geographical breakdown of allocations


Other countries
3%
Employees
1%
Austria
(Retail shareholders)
40%
Switzerland
6%
USA
11%
EU without
Austria and UK
14%
Austria
(Institutional
Investors)
9%
UK
16%

A geographical breakdown as at the time of allocation shows that roughly half of the shares were placed within Austria. 40 per cent went to private shareholders and 9 per cent to institutional investors. The remainder was distributed across the UK (16 per cent), other EU countries (14 per cent), the USA (11 per cent), Switzerland (6 per cent) and other countries. The staff of *Raiffeisen International* hold about 1 per cent of its stock.

Admission to key indices

The share was already admitted to the *ATX*, which is Austria's leading index, with a weighting of 8 per cent on 28 April. Since 20 June, the share has also been in the *ATX five*. Among others, *Raiffeisen International* is also included in the *Dow Jones Euro Stoxx Banks*, which is the European benchmark index for banks, and in the *Dow Jones Euro Stoxx 600.*

Communicating with the capital markets

At the end of the *black-out-period* following the issue, *Investor Relations* was able to actively approach the investing community. One of the highlights was participation in the road show for Austrian companies organized by the Vienna stock exchange and *Raiffeisen Centrobank*. It took us to Warsaw and thus into an EU accession country for the first time. This gave *Raiffeisen International* an excellent opportunity to present itself to investors in Central and Eastern Europe. A number of one-on-ones were scheduled in addition to group presentations.

The enormous interest in the share also became evident during our day-to-day contacts with analysts and investors. After the IPO, a number of investment banks started coverage of Raiffeisen International. To date, a total of 10 investment banks and analysts have published 17 analyses. They are available in the Internet at www.ri.co.at → Investor Relations → RI Shares.

The share's development

The new share's opening price on the Vienna stock exchange was € 39.00, which was exactly 20 per cent above its issue price of € 32.50. The share peaked on 17 June at € 54.19. Its lowest closing price was € 39.25 on 6 May. Up to the end of June, the share advanced by over 62 per cent to € 52.81. During the same period, the ATX only rose by about 16 per cent and the *Dow Jones Euro Stoxx Banks* gained a little over 5 per cent. Turnover was also respectable. Between 25 April (the day of issue) and the end of June, an average of over 474,000 shares a day changed hands, and over 7.1 million shares changed hands (single-counted) on the day of issue alone.

Price development versus the ATX and DJ Euro Stoxx Banks


60 €
55
50
45
40
35
30
Index base = € 32,50 (issue price)
April 2005
May 2005
June 2005
Raiffeisen International
ATX (relativ)
DJ Euro Stoxx Banks (relativ)

Contacting Investor Relations

e-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Phone: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Share performance

Price on 30 June 2005	*€ 52.81*
High / Low (closing prices)	*€ 54.19 / € 39.25*
Earnings per share during the First Half of 2005	*€ 1.42*
Market capitalization on 30 June 2005	*€ 7.5 billion*
Average daily turnover (single-counted)	*474,000 shares*
Stock exchange turnover between day of issue and 30 June 2005 (single-counted)	*€ 955 million*
Free float	*30%*

Details of the share

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)*
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	*Prime Market*
First day of trading	*25 April 2005*
Issue price per share	*€ 32.50*
Shares outstanding	*142,770,000*

Business Development

The Southeastern Europe (SEE) region delivered the biggest advance in profit compared with the first half of 2004, namely of 91 per cent to € 88 million. It was followed by the CIS region (Belarus, Kazakhstan, Russia, Ukraine), where profit increased by 76 per cent to € 62 million, and the Central Europe (CE) region, which includes five new EU member states (Poland, Czech Republic, Slovakia, Hungary, and Slovenia), where profit grew by 34 per cent to € 123 million.

Growing volumes

Raiffeisen International's balanc,e-sheet total continued to grow strongly during the second quarter. It increased by nearly € 4 billion or 14 per cent between year-end 2004 and June 30, by which time it almost reached € 32.9 billion. Allowing for movements in exchange rates (i.e. applying the exchange rates that existed at year-end 2004), *Raiffeisen International's* balance-sheet total grew by 11 per cent. The exchange rate effect was most marked in Russia, Romania and Croatia.

The increase on the assets side of the Balance Sheet was primarily driven by growth in *Loans and advances to customers* (increase of € 2.9 billion or 18 per cent to € 19.1 billion) and *Loans and advances to banks* (increase of € 994.0 million or 21 per cent to € 5.8 billion). *Trading assets* fell by 18 per cent or € 446 million to € 2.0 billion. On the liabilities side of the Balance Sheet, *Deposits from customers* grew by € 2.3 billion or 13 per cent to € 20.4 billion, and *Deposits from banks* advanced by € 742 million or 11 per cent to € 7.4 billion.

A powerful increase in net interest income

Net interest income during the first half was over € 178 million or 50 per cent up on the same period of the previous year at € 536 million. This was a far bigger increase than the growth in the corresponding balance-sheet items.

Most of the increase in the position *Impairment losses on loans and advances,* which rose by € 14 million or 29 per cent to € 63 million, came from the Retail Customers segment. The *Risk/earnings ratio* improved to 11.8 per cent. At the same time basis of assessment increased by more than 90% to € 3.2 billion.

Enlargement of the branch network increases general administrative expenses

General administrative expenses during the first half were € 135 million or 37 per cent up on the year at € 503 million. Besides outlay on enlarging the branch network and the associated increase in the workforce, that was also due to the integration of Raiffeisenbank in Albania and the change in the way we accrue compensation items (e.g. bonus payments). Despite expansion, our *Cost/income ratio* came to just 59.9 per cent.

Sustained profit growth

Quarterly *Profit before tax* continued to grow, namely by 5 per cent from € 133 million in the first quarter of 2005 to € 140 million in the second quarter. Indeed, first-half *Profit before tax* grew by over half (plus 58 per cent) from € 139 million in the first half of 2004 to € 273 million in the first half of 2005. That was primarily due to advances in *Net interest income* and *Net commission income*, which grew by € 178 million or 50 per cent and € 41 million or 29 per cent, respectively. *Trading profit* also made an important contribution, increasing by € 32 million or 34 per cent.

Profit after tax during the first half increased by more than *Profit before tax*, advancing by 64 per cent to € 221 million. After the deduction of *Minority interests in profit, Consolidated profit* came to € 186 million, which was nearly twice the figure of € 97 million recorded in the first half of 2004. That was due to the sharp rise in profits recorded by the Group members where minority interests in profit are small.

Despite the increase in equity caused mainly by the IPO and the retention of profits, *Raiffeisen International* recorded a *Return on Equity (ROE) before tax* of 22.8 per cent. The *Return on Equity (ROE) after tax and minorities* came to 18.0 per cent, which was 1.0 percentage points above the full-year value for 2004. *Earnings per share* during the first half of 2005 (taking into account the change in the number of shares caused by the IPO) improved to € 1.42, as against € 0.97 in the first half of 2004.

Profits grow fastest in the Retail Customers and Treasury segments

Looking at individual customer segments, first-half *Profit before tax* grew fastest in the *Treasury* segment, where it increased by € 53 million or 156 per cent to € 86 million), followed by the *Retail Customers* segment (growth of € 34 million or 143 per cent to € 58 million) and the *Corporate Customers* segment (growth of € 28 million or 22 per cent to € 156 million). Although the *Corporate Customers* segment exhibited the slowest growth of all three operational segments in absolute and relative terms, it still accounted for the biggest slice of overall profit, namely 57 per cent. The *Retail Customers* segment accounted for 21 per cent.

The Income Statement in Detail

The continuing strong growth in *Raiffeisen International*'s profits was due to the healthy development of operating earnings. Its first-half *Profit from operating activities* grew by 51 per cent or € 114 million to € 336 million, whereby *Profit from operating activities* in the second quarter of 2005 was about 9 per cent up on the first quarter of 2005. *Provisioning for impairment losses* was € 14 million or 29 per cent up on the same period of 2004 at € 63 million.

Development of selected indicators of Raiffeisen International's performance over time

€mn	1/1 – 30/6 2005	Change	1/1 – 30/6 2004*	1/1 – 30/6 2003
Net interest income	535.7	49.6%	358.1	255.3
Net commission income	180.3	29.3%	139.4	94.1
Trading profit	123.5	34.5%	91.8	107.9
Other operating profit (loss)	(1.2)	–	(0.4)	6.4
Operating income	**838.3**	**42.3%**	**589.0**	**463.7**
Staff costs	(244.1)	43.0%	(170.7)	(141.9)
Other administrative expenses	(204.3)	32.1%	(154.7)	(126.3)
Depreciation/amortization/write-downs	(54.2)	29.6%	(41.8)	(37.5)
General administrative expenses	**(502.6)**	**36.8%**	**(367.2)**	**(305.7)**
Profit from operating activities	**335.8**	**51.4%**	**221.8**	**158.0**
Provisioning for impairment losses	(63.4)	29.1%	(49.1)	(22.3)
Profit before tax	**273.3**	**58.1%**	**172.8**	**139.1**
Profit after tax	**221.1**	**64.3%**	**134.5**	**111.6**
Consolidated profit	**185.8**	**91.9%**	**96.8**	**84.2**

Operating income

Raiffeisen International's *Operating income* increased rapidly during the first half of 2005, growing by 42 per cent or € 250 million to € 838 million. The fastest-growing Operating income item was *Net interest income*, which increased by 50 per cent from € 358 million to € 536 million. It grew slightly faster than *Raiffeisen International*'s balance-sheet total in the same period. That was mainly thanks to an improvement in its interest margin, which grew by 26 basis points to 3.48 per cent. Part of the increase was also due to the first-time consolidation of the *Raiffeisenbank* in Albania, which became a member of the Consolidated Group in April 2004. Furthermore, most of the increase in *Raiffeisen International*'s business volumes took place in markets where interest margins were comparatively high (CIS countries, Southeastern Europe).

First-half *Net commission income* was 29 per cent or € 41 million up on the same period for the previous year at € 180 million. The principal reason for the increase was the rise on the number of private individuals and SME customers, which boosted the number of products sold and generated a steady

---

* *Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).*

rise in volumes. Because of those increases, payment transfer fees advanced by 31 per cent to € 95 million. They remained the most important component of *Commission income*, accounting for just over half of the total. In addition, the launch of new products in a number of markets also had a positive effect on commission earnings. Commission income from securities business was still low, but it grew rapidly, more than doubling to € 10 million.

Structure of Operating Income


Other
0% (+/- 0 PP)
Net interest income
64% (up 3 PP)
Trading profit
15% (+/- 0 PP)
Net commission income
21% (down 3 PP)

First-half *Trading profit* also increased sharply, advancing by 34 per cent to € 124 million. Earnings from foreign exchange transactions (which were mainly on behalf of customers) came to € 117 million, whereas earnings from trading in interest-related assets (mostly securities) were virtually static on the year at € 7 million. Furthermore, earnings from foreign exchange and note-and-coin business with customers grew by 39 per cent. *Capital hedges* transacted by individual units largely balanced out, resulting in a net loss of about € 1 million up to mid-year. Most currencies in the CEE region appreciated strongly against the euro during the first half, including above all the CIS currencies such as the Russian Rouble (up 8 per cent), the Belarus Rouble (up 12 per cent) and the Ukrainian Hryvna, up 16 per cent.

General administrative expenses

General administrative expenses rose by 37 per cent or € 135 million to € 503 million and therefore by less than *Operating income*, which rose 42 per cent to € 838 million. That improved *the Group*'s cost/income ratio from 63.5 per cent for the full year 2004 to 59.9 per cent for the first six months of 2005. As in all other items, first-half comparisons are affected by the powerful movements in exchange rates, which were responsible for about 11 percentage points or € 15.0 million of the increase in General administrative expenses.

Structure of General Administrative Expenses


Staff costs
48% (up 1 PP)
Depreciation/
amortization
write-downs
11% (+/- 0 PP)
General
administrative
expenses
41% (down 1 PP)

Staff costs accounted for nearly half of *General administrative expenses*. They rose by 43 per cent or € 73 million to € 244 million. The average number of staff rose by 19 per cent or 3,739 to 23,467. Roughly a thousand of those staff were accounted for by the *Raiffeisenbank in Albania*, which was consolidated for the first-time in April 2004. Alongside the usual increases in salaries in the markets concerned, a change in the way we accrue compensation items contributed to the increase. As a number of head office functions were established for the first time in the second half of 2004 head office costs in the first half of 2004 were low. *Other administrative expenses* increased by 32 per cent or € 50 million to € 204 million. Expenses for the premises needed for operational purposes was increased by ongoing enlargement of the branch network in all three regions, specifically by 30 per cent to € 56 million. The number of business outlets was increased by 12 per cent to 971. At the same time, we made preparations to open a number of new branches during the second half. *Deprecia-*

tion/amortization/write-downs of tangible and intangible fixed assets increased by 30 per cent to € 54 million. Capital expenditure on tangible fixed assets and software during the first half came to € 84 million, whereby the lion's share of that total was spent on Office furniture and equipment.

Balance-sheet development

The *Balance-sheet total* of Raiffeisen International grew by nearly 14 per cent or € 4.0 billion to € 32.9 billion between year-end 2004 and June 30. Appreciation of a number of Central and Eastern European currencies accounted for about € 0.9 billion of those € 4.0 billion. Consequently, the first-half increase, adjusted for fluctuations in exchange rates, came to roughly € 3.1 billion. *Raiffeisen International*'s balance-sheet total was 34 per cent or € 8.3 billion up on the end of the first half of 2004.

Structure of Assets

Other assets 8% (down 2 PP)
Securities 17% (down 2 PP)
Loans and advances to banks 18% (up 2 PP)
Loans and advances to customers (net) 57% (up 2 PP)

Assets

The biggest and most important asset item – *Loans and advances to customers* – grew by € 2.9 billion to € 19.1 billion and accounted for 57 per cent of *Raiffeisen International's* balance-sheet total. In relative terms, corporate loan volumes grew fastest in Southeastern Europe. Lending to small and medium-sized enterprises grew fastest in Central Europe. Lending to individual customers grew particularly rapidly in the CIS region – albeit from a low base – increasing by 54 per cent to € 0.6 billion.

There was a 2 percentage point shift in Balance-sheet assets from *Securities* to *Loans and advances to customers.* In particular, liquidity was reallocated from *Trading assets,* which were reduced by 18 per cent, in favor of medium-term to longer-term securities investments.

Structure of Liabilities


Other liabilities 5% (+/-0 PP)
Own funds 11% (up 2 PP)
Deposits from banks 22% (down 1 PP)
Deposits from customers 62% (down 1 PP)

Equity and liabilities

Deposits from customers grew by 12 *per cent to* € 20.4 billion during the first half of 2005. In contrast to the CIS region, where customer deposits grew by 50 per cent, the growth of deposits slowed somewhat in Central and Southeastern Europe.

Deposits from customers accounted for 62 per cent, down 1 percentage point, *Deposits from banks* grew by 11 per cent during the first half of 2005 and accounted for 22 per cent of *Raiffeisen International*'s balance-sheet total.

Post-IPO *own funds* accounted for about 11 per cent of *Raiffeisen International*'s balance-sheet total, or about 2 percentage points more than before. *Subordinated capital* within that item grew by

16 per cent or € 71 million during the period under review. *Raiffeisen Zentralbank* provided € 58 million thereof.

Equity on the Balance Sheet and regulatory capital

Equity shown on Raiffeisen International's Balance Sheet increased by 36 per cent or € 781 million to € 2,957 million between year-end 2004 and the reporting date. Apart from the net proceeds from the IPO in April 2005 after the deduction of issuing costs totaling about € 555 million, the following changes took place: Current profit for the period contributed € 221 million. Dividend distributions to the shareholders of *Raiffeisen International* and other shareholders of Group-members in respect of the 2004 financial year reduced equity by € 60 million. Finally, movements in the exchange rates of Central and Eastern European currencies increased equity by € 42 million net of the capital hedge.

Raiffeisen International's Regulatory own funds increased by € 626 million from € 2,360 million to € 2,986 million. The increase largely took place for the same reasons as the increase in equity on the Balance Sheet as described above. In addition, there was a net increase of € 76 million in eligible subordinated capital (Tier 2). *Core capital* (Tier 1) increased by € 566 million to € 2,543 million.

Those own funds compared with a regulatory *Own funds requirement* of € 1,866 million. That was € 295 million more than at year-end 2004. These changes increased *Raiffeisen International's Excess own funds* position by € 331 million to € 1,120 million. It recorded an *Own funds ratio* of 12.8 per cent, as against 12.0 per cent at year-end 2004. *Raiffeisen International's Core capital ratio also rose significantly after the IPO, increasing by 0.8 percentage points to 10.9 per cent.*

Outlook

Business grew rapidly during the first half and we achieved a result that slightly exceeded our expectations. We are confident that our strategy of stepping up our *Retail Customer* operations in the emerging markets of Central and Eastern Europe will lead to further profit growth. As we see servicing customers on the spot – at our branches – as an important source of our growth and as the key to our success, we are systematically enlarging our network.

Irrespective of possible acquisitions, we expect to achieve further substantial growth in our business volumes and profits in 2005. We can reaffirm our medium-term goals for 2007, namely a return on equity before tax in excess of 25 per cent, a cost/income ratio of below 60 per cent and a risk/earnings ratio of below 15 per cent.

Segment Reports

Segmentation

Raiffeisen International primarily segments business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The criteria underlying secondary segmentation are regional. Assignments to regions are based on the domiciles of the Group units in question:

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine.

Please see page 28 for a detailed description of the individual segments. The figures stated here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) that underlie the Consolidated Financial Statements. They may vary from locally published data.

Segment Breakdown of Profit before Tax (First Half of 2004)


Commonwealth of Independent States (CIS) 20%
Central Europe (CE) 53%
Southeastern Europe (SEE) 27%

Segment Breakdown of Profit before Tax (First Half of 2005)


Commonwealth of Independent States (CIS) 23%
Central Europe (CE) 45%
Southeastern Europe (SEE) 32%

91 per cent profit growth in Southeastern Europe

Undoubtedly Southeastern Europe (SEE) is the engine of growth. First-half *Profit before tax* grew by 91 per cent or € 42 million to € 88.1 million in this region. Profits in the other two regions also grew, namely by 76 per cent or € 27 million to € 62.5 million in the CIS region and by 34 per cent or € 31 million to € 122.7 million in the CE region. Earnings are more evenly spread between the individual segments than they were in the first half of 2004.

Central Europe (CE)

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004*	Change
Net interest income	253.7	196.4	29.2%
Provisioning for impairment losses	(18.5)	(25.2)	(26.3%)
Net interest income after provisioning	**235.2**	**171.2**	**37.4%**
Net commission income	79.1	63.8	24.3%
Trading profit	58.8	54.3	8.4%
Net income from financial investments	2.3	(2.7)	–
General administrative expenses	(253.7)	(195.8)	29.6%
Other operating profit	1.0	0.7	39.7%
Profit before tax	**122.7**	**91.4**	**34.5%**
Segment's contribution to profit before tax	44.9%	52.8%	(7.9 PP)
Total assets	16,373	13,056	25.4%
Basis of assessment (incl. market risk)	11,988	8,622	39.0%
Average number of staff	8,824	8,041	9.7%
Business outlets	361	310	16.5%
Cost/income ratio	64.4%	62.4%	2.0 PP
Average equity	1,233	787	56.6%
Return on equity (before tax)	**19.9%**	**23.2%**	**(3.3 PP)**

Results in our *Central Europe* region reflected solid growth from a high level. Business volumes were 25 per cent up on the same period of the previous year and the corresponding increase in *Net interest income* was 29 per cent. There was a volume-related increase in net interest income, but margins varied in their development. Overall, interest margins were nearly static on the year. The shift in trading assets to longer term investments also contributed to the increase in Net interest income. Furthermore, the appreciation of currencies in the CE region had a positive impact on figures

* *Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).*

expressed in euros. *Provisioning for impairment losses* were 26 per cent lower (the item fell from € 25 million to € 19 million). This was caused by good risk management and the release of provisions due to the positive development of several corporate loan transactions.

Net commission income rose by roughly 24 per cent. That was attributable to the rapid increase in personal banking and SME customers. The corresponding increase in business volumes of accounts, debit and credit card business and various loan categories generated higher earnings. Also commission income from investment products began to have a visible effect on profit. *Trading profit* in the CE region improved, namely by 8 per cent – especially compared with the first quarter of 2005, when a trading loss of 5 per cent was recorded. Here too, the reduction in trading assets in favor of other interest-related investment positions (see above) had an impact. In contrast, foreign-exchange transactions with customers developed well.

General administrative expenses were nearly 30 per cent up on the same period of the previous year. That was primarily due to growth in the workforce of about 10 per cent to 8,824 and an increase of roughly 17 per cent in the number of business outlets, which totaled 361 on the reporting date. Movements in exchange rates and the change in the way we accrue compensation items also contributed to the increase.

Overall, growth in business volumes generated a 34 per cent increase in *Profit before tax*, which came to € 123 million in the first half of 2005. The CE region thus accounted for 45 per cent of *Raiffeisen International*'s total *Profit before tax*, having still accounted for 53 per cent in the same period of 2004.

Southeastern Europe (SEE)

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004*	Change
Net interest income	189.9	118.8	59.8%
Provisioning for impairment losses	(24.6)	(19.2)	28.1%
Net interest income after provisioning	**165.3**	**99.6**	**65.9%**
Net commission income	70.2	51.0	37.7%
Trading profit	40.5	25.3	59.8%
Net income from financial investments	(0.2)	1.0	–
General administrative expenses	(187.0)	(131.0)	42.8%
Other operating profit	(0.7)	0.1	–
Profit before tax	**88.1**	**46.0**	**90.9%**
Segment's contribution to profit before tax	32.2%	16.9%	15.3 PP
Total assets	11,929	8,442	41.3%
Basis of assessment (incl. market risk)	7,568	4,400	72.0%
Average number of staff	10,674	8,310	28.5%
Business outlets	518	463	11.9%
Cost/income ratio	62.4%	67.3%	(4.9 PP)
Average equity	778	402	93.7%
Return on equity (before tax)	**22.6%**	**23.0%**	**(0.4 PP)**

The *Southeastern Europe* region has developed extremely well. *Assets* attributable to the region grew by 41 per cent to € 11.9 billion during the period under review, and first-half *Profit before tax* grew by 91 per cent to € 88 million. As a result, the region already accounted for nearly a third of *Raiffeisen International*'s total *Profit before tax*, compared with 17 per cent in the first half of 2004. The region delivered a *Return on equity* of 22.6 per cent, which was in line with Group average.

Net interest income, which grew by 60 per cent, was the biggest contributor to the advance in profit. That growth was the result of a strong increase in *Net interest income* in virtually every country in the region. The increase in competition put pressure in interest margins in a number of countries, but interest margins in the SEE region were still far higher than in other regions. *Provisioning for impairment losses* increased by 28 per cent in the wake of a sharp increase in volumes, especially in the retail customer loans sector. However, it still increased by less than the growth in lending. At the end of the period the risk/earnings ratio was at 13 per cent, as against 17 per cent in the first half of 2004.

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Net commission income grew slightly less rapidly than other items but nonetheless developed well, advancing by 38 per cent. Its growth was in particular due to the rise in the number of *Retail Customers*, which in turn increased income from bank charges and commission from payment transfers and card services. The 60 per cent increase in first-half *Trading profit* was generated by customer related foreign-exchange transactions. Trading profit was also boosted by the strong appreciation of the region's currencies, including above all the Romanian Leu and the Croatian Kuna.

The development of *General administrative expenses* reflects *Raiffeisen International*'s strategic focus on Southeastern Europe. The 43 per cent rise in *General administrative expenses* is in line with the increase in business volumes. Capital expenditure for network expansion (growth 11%), related consultancy, marketing and internal communication activities, as well as modernization of IT systems, were the main drivers of expenses.

Commonwealth of Independent States (CIS)

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004*	Change
Net interest income	92.1	42.9	114.6%
Provisioning for impairment losses	(20.3)	(4.7)	326.1%
Net interest income after provisioning	**71.8**	**38.2**	**88.2%**
Net commission income	31.0	24.8	25.0%
Trading profit	24.2	12.2	97.5%
Net income from financial investments	0.7	0.0	–
General administrative expenses	(61.9)	(40.4)	53.0%
Other operating profit	(3.3)	0.7	–
Profit before tax	**62.5**	**35.4**	**76.3%**
Segment's contribution to profit before tax	22.8%	20.5%	2.3 PP
Total assets	4,578	3,052	50.0%
Basis of assessment (incl. market risk)	3,775	2,038	85.2%
Average number of staff	3,969	3,377	17.5%
Business outlets	92	88	4.5%
Cost/income ratio	42.8%	50.2%	(7.4 PP)
Average equity	388	186	108.6%
Return on equity (before tax)	**32.2%**	**38.1%**	**(5.9 PP)**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

The CIS region was *Raiffeisen International's* smallest region in terms of balance-sheet total but also its most profitable with a *Return on equity (ROE) before tax* of 32 per cent. First-half *Profit before tax* in the region came to € 62 million, which was 76 per cent up on the first half of 2004. The CIS region therefore accounted for 23 per cent Raiffeisen International's total *Profit before tax*, as against 20 per cent in the same period of the previous year.

The 115 per cent increase in *Net interest income* far exceeded the 50 per cent increase in *Assets*. Alongside minor changes in the structure of assets and liabilities in the region, there was a reduction in funding costs and the associated costs. This was due to the positive funding environment and the fact that various support guarantees from Raiffeisen Zentralbank were no longer needed. Alongside the effects of appreciation in exchange rates, higher interest margins made a significant contribution to the increase. The region delivered a *Return on Assets* of 4.6 per cent, which was well above the figure in other regions.

Provisioning for impairment losses increased from € 5 million to € 20 million, mainly due to an impairment requirement for a few transactions in the *Corporate Customers* segment and also partly as a consequence of the strong increase in the volume of business with SMEs.

Net commission income increased by 25 per cent. The increase was mainly fuelled by commission income from foreign-exchange business and payment transfers. *Trading profit* grew by 98 per cent, among other things as a consequence of the stronger exchange rates of the Russian Rouble and Ukrainian Hryvna versus the US dollar and Euro. To a lesser degree, the increase was also caused by larger trading volumes, which grew by 82 per cent from a low base.

General administrative expenses in the CIS region increased by 53 per cent, which was well below the 76 per cent increase in earnings. The strong growth in operating income improved the Cost/income ratio by 7.4 percentage points to an excellent 42.8 per cent. The *Average number of staff* increased by 18 per cent. Wages and salaries grew slightly stronger because of market conditions. Whereas the expansion of the branch networks in Russia and the Ukraine continues, a number of unprofitable branches in Belarus were closed. The number of *Business outlets* in the region increased from 88 to 92 as a result. The expansion of the branch network caused an increase in costs, mainly to further develop the *Retail Customers* business. The associated marketing activities and higher deposit insurance expenses were further reasons for the increase in operating expenses.

Consolidated Financial Statements

(Interim Financial Statements as of and for the 6 months ended 30 June 2005

Income Statement

€mn	Notes	1/1 – 30/6 2005	1/1 – 30/6 2004*	Change
Interest income		1,000.6	751.4	33.2%
Interest expense		(464.9)	(393.3)	18.2%
Net interest income	(2)	**535.7**	**358.1**	**49.6%**
Provisioning for impairment losses	(3)	(63.4)	(49.1)	29.1%
Net interest income after provisioning		**472.3**	**309.0**	**52.8%**
Commission income	(4)	227.5	183.6	23.9%
Commission expense	(4)	(47.2)	(44.2)	6.8%
Net commission income	(4)	**180.3**	**139.4**	**29.3%**
Trading profit	(5)	123.5	91.8	34.5%
Net income from financial investments and current financial assets	(6)	2.8	(1.7)	–
General administrative expenses	(7)	(502.6)	(367.2)	36.8%
Other operating profit (loss)	(8)	(3.0)	1.5	–
Profit before tax		**273.3**	**172.8**	**58.1%**
Income tax		(52.2)	(38.3)	36.4%
Profit after tax		**221.1**	**134.5**	**64.3%**
Minority interests in profit		(35.3)	(37.7)	(6.5%)
Consolidated profit		**185.8**	**96.8**	**91.9%**

€	Notes	1/1 – 30/6 2005	1/1 – 30/6 2004*	Change
Earnings per share		**1.42**	**0.97**	**0.45**

Earnings per share is *Consolidated profit* for the period divided by the average number of ordinary shares outstanding during the period. During the first half of 2005, that was 130.7 million ordinary shares, compared with 100 million in the first half of 2004 (data are as after the stock split).

There were no conversion or option rights outstanding, so undiluted earnings per share were identical to diluted earnings per share.

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Profit development

Quarterly Results posted by Raiffeisen International

€mn	Q3 2004*	Q4 2004*	Q1 2005	Q2 2005
Net interest income	224.7	220.7	258.7	277.0
Provisioning for impairment losses	(25.6)	(62.9)	(28.5)	(34.9)
Net interest income after provisioning	**199.1**	**157.8**	**230.1**	**242.1**
Net commission income	76.8	83.4	83.5	96.9
Trading profit	66.9	61.4	55.1	68.4
Net income from financial investments and current financial assets	6.5	3.5	1.0	1.8
General administrative expenses	(191.9)	(264.2)	(240.9)	(261.7)
Other operating profit (loss)	(5.6)	(25.8)	4.4	(7.5)
Profit before tax	**151.8**	**16.1**	**133.3**	**140.0**
Income tax	(25.2)	(7.6)	(24.0)	(28.2)
Profit after tax	**126.6**	**8.6**	**109.3**	**111.8**
Minority interests in profit	(14.3)	(8.3)	(16.5)	(18.8)
Consolidated profit	**112.3**	**0.3**	**92.8**	**93.0**

€mn	Q3 2003	Q4 2003	Q1 2004*	Q2 2004*
Net interest income	145.6	162.8	165.2	192.9
Provisioning for impairment losses	(24.9)	(40.3)	(27.2)	(21.9)
Net interest income after provisioning	**120.7**	**122.4**	**138.0**	**171.0**
Net commission income	58.6	60.4	60.3	79.1
Trading profit	49.8	83.8	47.8	44.0
Net income from financial investments and current financial assets	0.6	2.5	1.5	(3.2)
General administrative expenses	(143.3)	(209.7)	(166.7)	(200.5)
Other operating profit (loss)	(13.4)	5.1	(1.8)	3.3
Profit before tax	**73.1**	**64.6**	**79.1**	**93.7**
Income tax	(15.4)	(6.4)	(18.8)	(19.4)
Profit after tax	**57.6**	**58.2**	**60.3**	**74.3**
Minority interests in profit	(19.1)	(2.2)	(15.4)	(22.4)
Consolidated profit	**38.5**	**56.0**	**44.9**	**51.9**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Balance Sheet

Assets €mn	Notes	30/6 2005	31/12 2004*	Change
Cash reserve		1,848	1,895	(2.5%)
Loans and advances to banks	(9)	5,773	4,779	20.8%
Loans and advances to customers	(10)	19,101	16,242	17.6%
Impairment losses on loans and advances	(11)	(420)	(366)	14.7%
Trading assets	(12)	2,001	2,447	(18.2%)
Other current financial assets	(13)	1,102	650	69.5%
Financial investments	(14)	2,544	2,329	9.2%
Intangible fixed assets	(15)	195	177	10.4%
Tangible fixed assets	(16)	477	441	8.3%
Other assets	(17)	259	312	(16.9%)
Total		**32,880**	**28,907**	**13.7%**

Equity and Liabilities €mn	Notes	30/6 2005	31/12 2004*	Change
Deposits from banks	(18)	7,361	6,620	11.2%
Deposits from customers	(19)	20,438	18,169	12.5%
Liabilities evidenced by paper	(20)	725	662	9.5%
Provisions for liabilities and charges	(21)	109	112	(3.1%)
Trading liabilities	(22)	299	410	(27.0%)
Other liabilities	(23)	476	313	52.3%
Subordinated capital	(24)	515	444	16.1%
Equity	(25)	2,957	2,177	35.9%
Consolidated equity		2,406	1,631	47.5%
Consolidated profit		186	209	-
Minority interests		365	337	8.4%
Total		**32,880**	**28,907**	**13.7%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Statement of Changes in Equity

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity on 1 January 2005*	**382**	**935**	**314**	**209**	**337**	**2,177**
Capital increases	53	501	–	–	11	565
Transferred to retained earnings	–	(37)	207	(170)	–	–
Distributed profit	–	–	–	(39)	(21)	(60)
Profit for the period	–	–	–	186	35	221
Exchange differences	–	–	70	–	7	77
Capital hedge	–	–	(35)	–	–	(35)
Other changes	–	–	16	–	(4)	12
Equity on 30 June 2005	**435**	**1,399**	**572**	**186**	**365**	**2,957**

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity on 1 January 2004	**50**	**770**	**104**	**179**	**276**	**1,379**
Capital increases	–	1	–	–	7	8
Transferred to retained earnings	–	–	146	(146)	–	–
Distributed profit	–	–	–	(33)	(7)	(40)
Profit for the period	–	–	–	97	38	135
Exchange differences	–	–	32	–	8	40
Capital hedge	–	–	(21)	–	–	(21)
Other changes	–	–	(4)	–	11	7
Equity on 30 June 2004	**50**	**771**	**257**	**97**	**333**	**1,508**

Following the IPO on 25 April and the associated issue of 34.2 million new no-par shares with a total nominal value of € 54.1 million, the issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association is € 434.5 million. Furthermore, the Extraordinary General Meeting of Shareholders on 8 March 2005 voted to carry out a 2-for-1 stock split. Consequently, on the reporting date (30 June 2005), the Company's issued share capital was subdivided into 142.8 million no-par (bearer) shares. The Company bought back the 17,050 *Genussscheine* (profit participating certificates) with a nominal value of € 1.7 million during the second quarter of 2005.

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

Cash Flow Statement

€mn	1/1 - 30/6 2005	1/1 - 30/6 2004
Cash and cash equivalents at end of previous period	1,895	1,749
Net cash from operating activities	(445)	517
Net cash from investing activities	(244)	(499)
Net cash from financing activities	575	28
Effect of exchange rate changes	67	34
Cash and cash equivalents at end of period	1,848	1,829

Notes

Accounting policies

The Consolidated Financial Statements of Raiffeisen International were prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*), inclusive of such interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*) as were already applicable. The unaudited Interim Report as of and for the six months ended 30 June 2005 conforms to *IAS 34*.

Changes due to amended and new IFRS standards

Newly published standards applicable from the 2005 financial year have made it necessary to carry out minor adjustments to the financial statements for 2004 which are needed for the purposes of prior-period comparisons. Adaptation is required by IFRS.

The most important changes to accounting policies are described below. The most important changes to the recognition and measurement policies of *Raiffeisen International* with respect to 2005 and years thereafter result from the now limited measurement options allowed by *IFRS*, including in particular with regard to *Financial Instruments* (*IAS 39*) and Leases (*IAS 17*). In all, however, it must be stressed that these changes will not have a material impact on *Raiffeisen International*'s financial statements.

Goodwill (IFRS 3)

The new *IFRS 3* already published in 2004 reviews the presentation, measurement and impairment testing of goodwill. The straight-line amortization of goodwill has been abolished and replaced by annual impairment testing. The same applies to companies accounted for using the equity method. *IFRS* does not require prior periods to be adjusted. *Raiffeisen International*'s entry for the amortization of goodwill, most recently about € 10 million, will therefore be discontinued as of the 2005 financial year. As things stand at the moment, an impairment of existing goodwill is not to be expected.

Financial instruments (IAS 39)

The stricter new definition of loans and receivables that no longer qualify as originated by the enterprise changed the entry for *Equity* from 1 January 2005. If financial instruments are classified as *Other current financial assets*, they must be carried at market value if an active market exists. Reclassifications and remeasurements were carried out with respect to a number of primary securities issues. Restructuring (reclassification and remeasurement) of the portfolio increased *Other current financial assets* by € 38 million reallocated from *Financial investments*. The effect on *Equity* has been immaterial.

The fair value option will not be made use of by *Raiffeisen International* for the time being as the *IASB* and the EU have yet to agree on a common policy on the fair value option.

New securities category (IAS 39)

In the case of assets for which a fair value within the meaning of *IAS 39* was available, the *available-for-sale* financial assets in the accounts at year-end 2004 at the amount of € 612 million were reclassified as financial assets at fair value through profit and loss as of 1 January 2005, whereby the resulting changes in value are also being recognized in profit and loss in the 2005 financial year. On the Balance Sheet, these financial assets will continue to be recognized as *Other current financial assets.*

In addition, *Raiffeisen International*'s *Other financial assets* also included its *available-for-sale* financial assets. They were in the main assets for which stock exchange prices were not available but whose measurement did not have a material effect on equity during the period under review.

Impairment losses on loans and advances (IAS 39)

The more precise requirements contained in the revision of *IAS 39* in force from 2005 allow, under certain circumstances, general provisioning for loan portfolios with identical risk profiles. To date, *Raiffeisen International* has only made restricted use of portfolio-based provisioning. The implementation of the now more detailed rules for measuring loan portfolios and the portfolio-based provisioning requirements applicable to them had yet to be completed at the end of the quarter. Consequently, only some of the effects are recognized in first-half profit. However, they are unlikely to have a significant impact on profit.

Finance leasing (IAS 17)

The mandatory inclusion of *initial direct costs* in finance lease receivables has caused material changes in valuations at *Raiffeisen International*. These must be calculated with retrospective effect. Insofar as these costs were recognized in full in the Income Statement in prior years, their effects on the asset items in question and on equity have required recognition since 1 January 2005.

As of 2005, the interest rate underlying a lease must be calculated in such a way that initial direct costs incurred by the lessor are automatically included in the finance lease receivable and must not be added as a separate item. Similarly, as of 2005, any initial direct costs of the lessee must be added to the amount recognized as an asset.

For *Raiffeisen International*, that affected equity directly at the amount of € 1.7 million, and indirectly at the amount of minus € 1.5 million carried to equity by way of the adapted profit for the year 2004. The result was a net increase in *Equity* of € 0.2 million as of 1 January 2005.

Companies accounted for using the equity method (IAS 28)

The financial statements of companies accounted for using the equity method have been adjusted in accordance with homogeneous Group-wide accounting policies in respect of business transactions and events occurring under comparable circumstances. As a result, the financial statements furnished by companies accounted for using the equity method for the purposes of the Consolidated Financial Statements for 2005 conform to the provisions of *IFRS* that are applied on a Group-wide basis. However, that is not expected to have any material effect on *Raiffeisen International*'s profit.

Equity (IAS 1 in conjunction with IAS 27)

According to the revisions, *Minority interests* must be presented within *Equity*. This means that as of 2005, *Minority interests* must be presented on the Consolidated Balance Sheet within *Equity* but separately from *Consolidated Equity* (the parent's shareholders' equity).

Income Statement

€mn	Adapted 1/1 – 31/12 2004	Change	Published 1/1 – 31/12 2004
Interest income	1,666.3	(1.1)	1,667.4
Interest expense	(862.8)	(1.2)	(861.6)
Net interest income	**803.5**	**(2.3)**	**805.8**
Provisioning for impairment losses	(137.6)	0.0	(137.6)
Net interest income after provisioning	**665.9**	**(2.3)**	**668.2**
Commission income	395.9	0.0	395.9
Commission expense	(96.3)	1.5	(97.8)
Net commission income	**299.7**	**1.5**	**298.1**
Trading profit	220.1	(0.8)	220.9
Net income from financial investments and current financial assets	8.3	0.0	8.3
General administrative expenses	(823.3)	0.0	(823.3)
Other operating profit (loss)	(29.9)	0.0	(29.9)
Profit before tax	**340.8**	**(1.6)**	**342.2**
Income tax	(71.1)	0.1	(71.0)
Profit after tax	**269.7**	**(1.5)**	**271.2**
Minority interests in profit	(60.3)	0.0	(60.3)
Net profit	**209.4**	**(1.5)**	**210.9**

Balance Sheet

Assets *€mn*	*Adapted* *31/12/2004*	*Change*	*Published* *31/12/2004*
Cash reserve	*1,895*	*0*	*1,895*
Loans and advances to banks	*4,779*	*0*	*4,779*
Loans and advances to customers	*16,242*	*0*	*16,242*
Impairment losses on loans and advances	*(366)*	*0*	*(366)*
Trading assets	*2,447*	*0*	*2,447*
Other current financial assets	*650*	*38*	*612*
Financial investments	*2,329*	*(38)*	*2,367*
Intangible fixed assets	*177*	*0*	*177*
Tangible fixed assets	*441*	*0*	*441*
Other assets	*312*	*0*	*312*
Total	***28,907***	***0***	***28,907***

Equity and Liabilities *€mn*	*Adapted* *31/12/2004*	*Change*	*Published* *31/12/2004*
Deposits from banks	*6,620*	*0*	*6,620*
Deposits from customers	*18,169*	*0*	*18,169*
Liabilities evidenced by paper	*662*	*0*	*662*
Provisions for liabilities and charges	*112*	*0*	*112*
Trading liabilities	*410*	*0*	*410*
Other liabilities	*313*	*0*	*313*
Subordinated capital	*444*	*0*	*444*
Equity	*2,177*	*0*	*2,177*
Consolidated equity	*1,631*	*2*	*1,629*
Consolidated profit	*209*	*(2)*	*211*
Minority interests	*337*	*0*	*337*
Total	***28,907***	***0***	***28,907***

Changes in the scope of consolidation

Number of units	Fully consolidated 30/6/2005	Fully consolidated 31/12/2004	Equity method 30/6/2005	Equity method 31/12/2004
At beginning of period	43	38	3	3
Included for the first time in the period under review	19	6	–	1
Merged in the period under review	–	(2)	–	–
Reclassified	–	1	–	(1)
At end of period	**62**	**43**	**3**	**3**

New companies in the *Raiffeisen-Leasing International* subgroup were brought into the scope of consolidation, whereby *TOO Raiffeisen Leasing Kazakhstan*, Almaty, will be concentrating on movable property leasing. In addition, four project subsidiaries of *Raiffeisen-Leasing International GmbH* and 14 subsidiaries of *Raiffeisen Leasing Real Estate s.r.o*, Prague, underwent retrospective first-time consolidation as of 1 January. These companies provide real-estate finance services in the Czech Republic.

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily segments business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. The *Retail Customers* segment encompasses personal banking customers and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment encompasses the Treasury departments' proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the *Participations and Other* segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG*.

Secondary segment reporting breaks down income components and assets/liabilities along regional lines. Assignments to regions are based on the domiciles of the Group units in question.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine.

(1a) Segment reports by business segment

1 January – 30 June 2005 €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	187.7	280.1	67.1	0.8	535.7
Provisioning for impairment losses	(25.5)	(39.0)	(0.0)	1.1	(63.4)
Net interest income after provisioning	**162.2**	**241.1**	**67.1**	**1.9**	**472.3**
Net commission income	69.6	111.6	(1.2)	0.4	180.3
Trading profit (loss)	44.4	41.2	38.9	(1.0)	123.5
Net income from financial investments and current financial assets	0.1	–	(0.4)	3.1	2.8
General administrative expenses	(124.6)	(337.0)	(16.9)	(24.1)	(502.6)
Other operating profit (loss)	3.9	0.9	(1.1)	(6.8)	(3.0)
Profit before tax	**155.6**	**57.8**	**86.4**	**(26.5)**	**273.3**
Basis of assessment (incl. market risk)	11,202	6,581	4,305	1,243	23,331
Own funds requirement	896	526	344	100	1,866
Average number of staff	5,074	16,516	511	1,366	23,467
Cost/income ratio	40.7%	77.7%	16.0%	–	59.9%
Average equity	1,152	676	443	128	2,399
Return on equity (before tax)	**27.0%**	**17.1%**	**39.0%**	**–**	**22.8%**

1 January – 30 June 2004* €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	158.7	175.4	18.9	5.1	358.1
Provisioning for impairment losses	(25.1)	(23.6)	0.0	(0.4)	(49.1)
Net interest income after provisioning	**133.6**	**151.8**	**18.9**	**4.7**	**309.0**
Net commission income	70.5	69.3	(1.4)	1.0	139.4
Trading profit (loss)	42.0	22.9	32.0	(5.1)	91.8
Net income from financial investments and current financial assets	–	–	–	(1.7)	(1.7)
General administrative expenses	(118.7)	(219.9)	(15.0)	(13.7)	(367.2)
Other operating profit (loss)	0.4	(0.3)	(0.8)	2.2	1.5
Profit before tax	**127.8**	**23.8**	**33.7**	**(12.5)**	**172.8**
Basis of assessment (incl. market risk)	9,286	3,402	1,479	893	15,060
Own funds requirement	743	272	118	72	1,205
Average number of staff	6,824	11,349	506	1,049	19,728
Cost/income ratio	41.1%	82.2%	30.4%	–	62.3%
Average equity	848	311	135	81	1,375
Return on equity (before tax)	**30.2%**	**15.3%**	**49.8%**	**–**	**25.1%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).

(1b) Segment reports by geographical market

1 January – 30 June 2005 *€mn*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	*253.7*	*189.9*	*92.1*	*535.7*
Provisioning for impairment losses	*(18.5)*	*(24.6)*	*(20.3)*	*(63.4)*
Net interest income after provisioning	***235.2***	***165.3***	***71.8***	***472.3***
Net commission income	*79.1*	*70.2*	*31.0*	*180.3*
Trading profit	*58.8*	*40.5*	*24.2*	*123.5*
Net income from financial investments and current financial assets	*2.3*	*(0.2)*	*0.7*	*2.8*
General administrative expenses	*(253.7)*	*(187.0)*	*(61.9)*	*(502.6)*
Other operating profit	*1.0*	*(0.7)*	*(3.3)*	*(3.0)*
Profit before tax	***122.7***	***88.1***	***62.5***	***273.3***
Total assets	*16,373*	*11,929*	*4,578*	*32,880*
Basis of assessment (incl. market risk)	*11,988*	*7,568*	*3,775*	*23,331*
Own funds requirement	*959*	*605*	*302*	*1,866*
Average number of staff	*8,824*	*10,674*	*3,969*	*23,467*
Cost/income ratio	*64.4%*	*62.4%*	*42.8%*	*59.9%*
Average equity	*1,233*	*778*	*388*	*2,399*
Return on equity (before tax)	***19.9%***	***22.6%***	***32.2%***	***22.8%***

*1 January – 30 June 2004** *€mn*	*CE*	*SEE*	*CIS*	*Total*
Net interest income	*196.4*	*118.8*	*42.9*	*358.1*
Provisioning for impairment losses	*(25.2)*	*(19.2)*	*(4.7)*	*(49.1)*
Net interest income after provisioning	***171.2***	***99.6***	***38.2***	***309.0***
Net commission income	*63.8*	*51.0*	*24.8*	*139.4*
Trading profit	*54.3*	*25.3*	*12.2*	*91.8*
Net income from financial investments and current financial assets	*(2.7)*	*1.0*	*0.0*	*(1.7)*
General administrative expenses	*(195.8)*	*(131.0)*	*(40.4)*	*(367.2)*
Other operating profit	*0.7*	*0.1*	*0.7*	*1.5*
Profit before tax	***91.4***	***46.0***	***35.4***	***172.8***
Total assets	*13,056*	*8,442*	*3,052*	*24,549*
Basis of assessment (incl. market risk)	*8,622*	*4,400*	*2,038*	*15,060*
Own funds requirement	*690*	*352*	*163*	*1,205*
Average number of staff	*8,041*	*8,310*	*3,377*	*19,728*
Cost/income ratio	*62.4%*	*67.3%*	*50.2%*	*62.3%*
Average equity	*787*	*402*	*186*	*1,375*
Return on equity (before tax)	***23.2%***	***23.0%***	***38.1%***	***25.1%***

** Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 24 et seq of the Notes).*

(2) Net interest income

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Interest income	**999.4**	**732.0**
from loans and advances to banks	126.6	83.6
from loans and advances to customers	632.1	480.9
from current financial assets (available-for-sale)	26.2	23.4
from financial investments	78.3	33.8
from receivables under finance leases	65.1	48.6
from derivative financial instruments (non-trading)	71.1	61.7
Current income from interests	**0.4**	**0.9**
Other interest-like income	**0.8**	**0.5**
Interest and similar income, Total	**1,000.6**	**733.4**
Interest expenses	**(464.7)**	**(371.4)**
on deposits from banks	(124.4)	(108.5)
on deposits from customers	(281.5)	(222.8)
on liabilities evidenced by paper	(17.3)	(13.9)
on subordinated capital	(8.4)	(4.0)
on derivative financial instruments (non-trading)	(33.1)	(22.2)
Other interest-like expenses	**(0.2)**	**(3.9)**
Interest expenses and similar charges, Total	**(464.9)**	**(375.3)**
Net interest income	**535.7**	**358.1**

(3) Provisioning for impairment losses

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Allocated to the provision for impairment losses	(152.7)	(211.9)
Released from the provision for impairment losses	102.8	166.6
Direct write-downs	(21.7)	(5.8)
Recovery of written-down claims	8.2	2.0
Total	**(63.4)**	**(49.1)**

(4) Net commission income

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Payment transfers business	95.2	72.9
Credit and guarantee business	43.1	37.0
Securities business	10.1	5.0
Foreign exchange, notes-and-coin and precious-metals business	10.8	7.0
Other banking services	21.1	17.5
Total	**180.3**	**139.4**

(5) Trading profit (loss)

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Interest-rate contracts	7.1	7.2
Currency contracts	116.8	84.0
Share-/index-related contracts	(0.4)	0.6
Total	**123.5**	**91.8**

(6) Net income from financial investments and current financial assets

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Net income from financial investments	**0.5**	**0.8**
Net remeasurements of financial investments and equity participations	(0.1)	(0.1)
Net proceeds from sales of financial investments and equity participations	0.6	0.9
Net income from other current financial assets	**2.2**	**(2.5)**
Net remeasurements of securities classified as current financial assets	0.1	(0.9)
Net proceeds from sales of securities classified as current financial assets	2.1	(1.6)
Total	**2.8**	**(1.7)**

(7) General administrative expenses

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Staff costs	(244.1)	(170.7)
Other administrative expenses	(204.3)	(154.7)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(54.2)	(41.8)
Total	**(502.6)**	**(367.2)**

(8) Other operating profit (loss)

€mn	1/1 – 30/6 2005	1/1 – 30/6 2004
Revenues from non-banking activities	17.1	14.6
Expenses arising from non-banking activities	(9.8)	(9.5)
Net result from hedge accounting	0.0	0.2
Net income from other derivative instruments	(1.9)	1.7
Other taxes	(11.5)	(9.5)
Other operating income	31.8	31.1
Other operating expenses	(28.7)	(27.1)
Total	**(3.0)**	**1.5**

Notes to the Balance Sheet

(9) Loans and advances to banks

€mn	30/6/2005	31/12/2004
Giro and clearing business	653	688
Money-market business	4,200	3,331
Loans to banks	903	752
Purchased receivables	17	8
Total	**5,773**	**4,779**

(10) Loans and advances to customers

€mn	30/6/2005	31/12/2004
Credit business	10,761	9,488
Money-market business	3,060	2,313
Receivables under mortgage loans	3,520	2,875
Purchased receivables	225	240
Accounts receivable under finance leases	1,535	1,326
Total	**19,101**	**16,242**

(11) Impairment losses on loans and advances

€mn	1 January 2005	Change in scope of consolidation	Added*	Released	Used	Transfers, exchange differences	30 June 2005
Specific provisions	**364**	**–**	**137**	**(77)**	**(23)**	**(43)**	**358**
Loans and advances to customers	364	–	137	(77)	(23)	(43)	358
Portfolio-based provisions	**2**	**–**	**19**	**(14)**	**0**	**55**	**62**
Subtotal	**366**	**–**	**156**	**(91)**	**(23)**	**12**	**420**
Impairment provisions for off-balance-sheet liabilities	28	–	10	(12)	0	0	26
Total	**394**	**–**	**166**	**(103)**	**(23)**	**12**	**446**

(12) Trading assets

€mn	30/6/2005	31/12/2004
Debt securities and other fixed-interest securities	1,762	2,033
Shares and other variable-yield securities	16	11
Positive fair values arising from derivative financial instruments	214	384
Overnight and fixed deposits held for trading	9	19
Total	**2,001**	**2,447**

* Additions inclusive of direct write-downs and net of recoveries of written-down claims.

(13) Other current financial assets

€mn	30/6/2005	31/12/2004
Debt securities and other fixed-interest securities	866	640
Shares and other variable-yield securities	236	10
Total	**1,102**	**650**

(14) Financial investments

€mn	30/6/2005	31/12/2004
Debt securities and other fixed-interest securities	2,462	2,255
Equity participations	82	74
Total	**2,544**	**2,329**

(15) Intangible fixed assets

€mn	30/6/2005	31/12/2004
Goodwill	80	75
Other intangible fixed assets	115	102
Total	**195**	**177**

(16) Tangible fixed assets

€mn	30/6/2005	31/12/2004
Land and buildings used by the Group for its own operations	176	160
Other land and buildings	6	7
Other tangible fixed assets, office furniture and equipment	269	253
Let leased assets	26	21
Total	**477**	**441**

(17) Other assets

€mn	30/6/2005	31/12/2004
Tax assets	39	29
Receivables arising from non-banking activities	29	24
Prepayments and other deferrals	112	98
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	–	1
Positive fair values of other derivative financial instruments in the banking book	30	43
Other items	49	116
Total	**259**	**312**

(18) Deposits from banks

€mn	30/6/2005	31/12/2004
Giro and clearing business	339	352
Money-market business	2,687	2,673
Long-term finance	4,335	3,595
Total	**7,361**	**6,620**

(19) Deposits from customers

€mn	30/6/2005	31/12/2004
Sight deposits	8,065	6,896
Time deposits	11,302	10,315
Savings deposits	1,071	958
Total	**20,438**	**18,169**

(20) Liabilities evidenced by paper

€mn	30/6/2005	31/12/2004
Issued debt securities	406	369
Issued money-market instruments	7	6
Other liabilities evidenced by paper	312	287
Total	**725**	**662**

(21) Provisions for liabilities and charges

€mn	30/6/2005	31/12/2004
Taxes	42	53
Guarantees and sureties	26	28
Other	41	31
Total	**109**	**112**

(22) Trading liabilities

€mn	30/6/2005	31/12/2004
Negative fair values arising from derivative financial instruments	271	408
Short sales of trading assets	4	—
Overnight and fixed deposits held for trading	24	2
Total	**299**	**410**

(23) Other liabilities

€mn	30/6/2005	31/12/2004
Liabilities arising from non-banking activities	27	35
Deferred items	88	45
Negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of IAS 39	—	4
Negative fair values of other derivative financial instruments	14	20
Other liabilities	347	209
Total	**476**	**313**

(24) Subordinated capital

€mn	30/6/2005	31/12/2004
Subordinated obligations	484	423
Supplementary capital	31	21
Total	**515**	**444**

(25) Equity and minorities

€mn	30/6/2005	31/12/2004
Consolidated equity	2,406	1,631
Subscribed capital	435	382
Capital reserves	1,399	935
Retained earnings	572	314
Consolidated profit	186	209
Minority interests	365	337
Total	**2,957**	**2,177**

Additional notes

(26) Contingent liabilities and other off-balance-sheet items

€mn	30/6/2005	31/12/2004
Contingent liabilities	2,026	1,734
Commitments	5,174	4,205

(27) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the Austrian *Bankwesengesetz* (*BWG*). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

€mn	*30/6/2005*	*31/12/2004*
Tier 1 capital (core capital)	*2,543*	*1,977*
Tier 2 capital (additional own funds)	*479*	*403*
Less interests in banks and financial institutions	*(57)*	*(52)*
Eligible own funds	***2,965***	***2,329***
Tier 3 capital (short-term subordinated own funds)	*21*	*31*
Total own funds	***2,986***	***2,360***
Total own funds requirement	***1,866***	***1,571***
Excess own funds	***1,120***	***789***
Excess cover ratio	*60.0%*	*50.2%*
Core capital ratio (Tier 1), incl. market risk	*10.9%*	*10.1%*
Own funds ratio	*12.8%*	*12.0%*

Total own funds requirement is made up as follows:

€mn	*30/6/2005*	*31/12/2004*
Risk-weighted basis of assessment pursuant to § 22 BWG	*20,178*	*16,690*
of which 8 per cent minimum own funds requirement	*1,614*	*1,335*
Own funds requirement for the trading book under § 22b Abs. 1 BWG	*110*	*136*
Own funds requirement for open currency positions under § 26 BWG	*143*	*100*
Total own funds requirement	***1,866***	***1,571***

(28) Average number of staff

The average number of staff during the first half (full-time equivalents) broke down as follows:

Full-time equivalent	*1/1 – 30/6 2005*	*1/1 – 30/6 2004*
CE	*8,763*	*8,004*
SEE	*10,601*	*8,284*
CIS	*3,942*	*3,369*
Austria	*161*	*71*
Total	***23,467***	***19,728***

Financial Calendar

2005

11 August	Semi-Annual Report, Conference Call
September	New York Road Show
October	London and Edinburgh Road Shows
14 October	Capital Markets Day in Vienna
9 November	Start of Quiet Period
23 November	Third Quarter Report, Conference Call
November / December	Road Shows in Frankfurt, Paris, Geneva and Zurich

2006

8 March	Start of Quiet Period
22 March	Annual Report 2005, Analysts' Conference, Conference Call
27 April	Start of Quiet Period
11 May	First Quarter Report, Conference Call
7 June	Annual General Meeting, Austria Center Vienna
13 June	Ex-dividend date and dividend payment date
27 July	Start of Quiet Period
10 August	Semi-Annual Report, Conference Call
26 October	Start of Quiet Period
9 November	Third Quarter Report, Conference Call

Publication Details

Published by: Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by: Investor Relations
Copy deadline: 4 August 2005
Manufactured in: Vienna, Austria
Internet: www.ri.co.at

Investor Relations Enquiries
E-mail: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Phone: +43 (1) 717 07 2089

Public Relations Enquiries
E-mail: ri.communications@ri.co.at
Internet: www.ri.co.at → Public Relations
Phone: +43 (1) 717 07 1504

Disclaimer

The forecasts, plans and statements addressing the future are based on the knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors which may also lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize.
The present English version is a translation of the report which the company originally prepared in the German language. The company only recognizes the German version as the authentic version.
Tables and charts may contain rounding errors.





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www.ri.co.at

ANNEX A.6



First Quarter Interim Report 2005

RECEIVED
2006 MAR 28 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RECEIVED
2 4 2006
PROCESSING
SECTION

Raiffeisen
INTERNATIONAL
Member of RZB Group

Survey of Key Data

Raiffeisen International Group Monetary values are in €mn	**Q1 2005**	**2004***	**Change**
Income Statement			
Net interest income after provisioning	230.2	138.0	66.8%
Net commission income	83.5	60.3	38.4%
Trading profit	55.1	47.8	15.2%
General administrative expenses	(240.9)	(166.7)	44.5%
Profit before tax	133.3	79.1	68.5%
Profit after tax	109.3	60.3	81.3%
Consolidated profit (without minorities)	92.8	44.9	106.6%
Balance Sheet			
Loans and advances to banks	6,091	4,779	27.4%
Loans and advances to customers	17,672	16,242	8.8%
Deposits from banks	7,642	6,620	15.4%
Deposits from customers	19,299	18,169	6.2%
Equity (incl. minorities and profit)	2,271	2,177	4.3%
Balance-sheet total	31,468	28,907	8.9%
Regulatory information			
Basis of assessment (incl. market risk)	22,023	19,638	12.1%
Total own funds	2,418	2,360	2.5%
Own funds requirement	1,762	1,571	12.1%
Excess cover	37.3%	50.2%	(12.9 PP)
Core capital ratio	9.1%	10.1%	(1.0 PP)
Own funds ratio	11.0%	12.0%	(1.0 PP)
Performance			
Return on equity (ROE) before tax	24.7%	22.2%	2.5 PP
Return on equity (ROE) after tax	20.3%	17.6%	2.7 PP
Consolidated return on equity (without minorities)	20.3%	17.0%	3.3 PP
Cost/income ratio	59.9%	63.5%	(3.6 PP)
Earnings per share in €	0.74	0.45	0.29
Return on assets (ROA) before tax	1.78%	1.40%	0.38 PP
Net provisioning ratio (risk-weighted assets)	0.52%	0.70%	(0.18 PP)
Risk/earnings ratio	11.03%	17.13%	(6.10 PP)
Resources			
Number of staff on reporting date	23,558	22,851	3.1%
of which in the Central Europe region	8,844	8,697	1.7%
of which in the Southeastern Europe region	10,651	10,292	3.5%
of which in the CIS region	3,899	3.718	4.7%
Business outlets	941	916	2.7%

* Asset/equity/liability items are as at the end of the previous year. Profit (loss) items are as for the same period of the previous year. Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes). There may be variations in tables caused by rounding.



Highlights

Successful IPO

The IPO of *Raiffeisen International* in April 2005 was the biggest in the history of the Vienna stock exchange with a volume of € 1.11 billion. The stock register was oversubscribed by a factor of 22. Record demand from Austria and abroad made it necessary to shorten the subscription period and reduce allocations.

Another year-on-year increase in profits

First-quarter *Profit before tax* came to € 133 million, which was 69 per cent up on the same period of 2004. *Profit after tax* increased by 81 per cent from € 60 million to € 109 million.

Balance-sheet total passes the € 30 billion mark

The balance-sheet total of *Raiffeisen International* ended the first quarter 9 per cent up on the end of 2004 at € 31.5 billion. Nearly 2 per cent of the increase was attributable to fluctuations in exchange rates.

The Retail Customers Segment makes a significant contribution to profit

Retail Customers was the fastest-growing business segment. *Profit before tax* grew from € 3 million in the first quarter of 2004 to € 28 million during the period under review. Following the segment's break-even during the first quarter of 2004, it already accounted for 21 per cent of total profit.

New subsidiary founded in Kazakhstan

Raiffeisen-Leasing International set up a finance leasing subsidiary in Almaty in January 2005, increasing the number of markets in which *Raiffeisen International* operates to 16.



Overview of Raiffeisen International

Raiffeisen International Bank-Holding AG (Raiffeisen International) is the steering unit for the subsidiaries of *Raiffeisen Zentralbank Österreich AG (RZB)* in Central and Eastern Europe (CEE). At the end of the first quarter of 2005, the network managed by *Raiffeisen International* was made up of 15 banks and 14 finance leasing companies in Central and Eastern Europe. The *Raiffeisen International Network Banks* are among the three biggest banks in seven markets, and they are market leaders in three (Albania, Bosnia and Serbia and Montenegro).

A large number of specialist companies are collected together under the umbrella of *Raiffeisen International* alongside the *Network Banks.* In all, the Group is made up of 44 companies.

Data as on 31 March 2005	*Balance-sheet total €mn*	*Change**	*Business outlets*	*Staff*	*Operational since (Acquisition)*
Raiffeisen Bank, Budapest	4,221	(2.2%)	77	1,859	1987
Raiffeisen Bank Polska, Warsaw	2,767	2.8%	70	1,808	1991
Tatra banka, Bratislava	4,798	10.9%	111	3,048	1991
Raiffeisenbank, Prague	2,336	12.5%	50	1,098	1993
Raiffeisenbank Bulgaria, Sofia	1,080	5.3%	55	912	1994
Raiffeisenbank Austria, Zagreb	3,391	6.4%	35	1,413	1994
Raiffeisenbank Austria, Moscow	2,655	26.6%	21	1,108	1997
Raiffeisenbank Ukraine, Kiev	673	7.3%	17	844	1998
Raiffeisen Bank, Bucharest	2,459	17.9%	202	4,720	1998
Raiffeisen Bank Bosna i Hercegovina, Sarajevo	1,076	2.1%	66	1,098	2000
Raiffeisenbank, Belgrade	924	5.6%	30	901	2001
Raiffeisen Krekova banka, Maribor	679	1.5%	13	301	2002
Raiffeisen Bank Kosovo, Pristina	178	18.7%	22	322	2002
Priorbank, Minsk	542	12.9%	42	1,863	2003
Raiffeisen Bank, Tirana	1,678	1.9%	84	1,022	2004
Sub-total (Network Banks)	***29,459***	***7.9%***	***895***	***22,317***	
Raiffeisen-Leasing International (Sub-Group)	1,813	3.6%	45	959	–
Other/consolidation	196	–	1	282	–
Total (Raiffeisen International)	***31,468***	***8.9%***	***941***	***23,558***	–

* *Growth in local-currency terms may differ because of movements versus the euro.*

RZB is the central institution of the *Raiffeisen Bankengruppe (RBG)*, which is Austria's strongest banking group. It is one of the country's foremost corporate and investment banks and also sees Central and Eastern Europe as its home market. Its balance-sheet total of € 67.9 billion makes it Austria's third-largest bank, and growth in its business volumes and profit during 2004 far exceeded market averages.

The Raiffeisen International Share

Successful launch of the RI share

The RI share was launched on the Vienna stock exchange on 25 April 2005. Its issue price of € 32.50 per share was deliberately placed below the top end of the *bookbuilding* range (€ 27 to € 33) to create a solid basis for future gains in price.

The share's initial auction price was € 39.00 and it closed its first day of trading at € 41.39. That translates into a price gain of 27 per cent versus the issue price. That was all the more pleasing given that the economic environment and the tone of the stock market were fluctuating during the IPO.

The RI share is proving to be a magnet to investors

Interest in the issue was already lively in the weeks before the IPO and before the price spread had been announced. The fact that it was oversubscribed by a factor of 22 mirrors the positive response to the road show, one-on-one meetings and, not least, presentations to private shareholders in Austria. Overwhelming demand forced *Raiffeisen International* to end the subscription period earlier than planned.

Shareholder Structure after the IPO (incl. green shoe)


IFC 3.2%
EBRD 2.8%
Institutional Investors 14%
Private Investors 10%
RZB 70%

After the IPO and exercise of the green shoe option, the RI share had a free float of 30 per cent. Consequently, at the time of issue, institutional investors held 14 per cent of total shares outstanding, and private investors held 10 per cent. The *International Finance Corporation (IFC)* and the *European Bank for Reconstruction and Development (EBRD)* hold 3.2 and 2.8 per cent, respectively, of *Raiffeisen International*'s capital stock. *Raiffeisen Zentralbank Österreich AG (RZB)* remains majority shareholder with a stake of 70 per cent.

Austria's biggest-ever IPO

The decision to exercise the green shoe option (overallotment provision) increased the number of placed shares from an original figure of 29.80 million to 34.27 million. The proceeds from the IPO thus totalled about € 1.11 billion, making the RI issue the biggest IPO in the history of the Austrian capital markets.

As a result, the RI shares have been listed as *ATX* and *ATX Prime* shares since 28 April 2005. The *ATX* includes the 22 most important stocks in Austria. The RI share ranked fourth in the *ATX* upon admission with a weighting of 7.58 per cent.

Price development since the first day of trading


€ 46
€ 44
€ 42
€ 40
€ 38
€ 36
€ 34
€ 32
€ 30
< Closing Price 25.04.05 (EUR 41.39)
< Opening Price (EUR 39.00)
< Issue Price (EUR 32.50)
25.4.05
26.4.05
27.4.05
28.4.05
29.4.05
02.5.05
03.5.05
04.5.05
06.5.05
09.5.05
10.5.05
11.5.05
12.5.05
13.5.05
17.5.05
18.5.05

Transparency in communications

Raiffeisen International's investor relations and communication activities were in full swing throughout the IPO to make sure that the public were fully aware of the merits and potential of the RI share. Its most outstanding features include

- concentration on the Group's home markets in Central and Eastern Europe,
- a strong position in the emerging market in the region and
- steady and powerful growth in business volumes and profit.

The international *road show* was underway for 13 days, holding 250 meetings in 17 cities in 10 different countries. Eight events for customers attended by nearly 9,000 people took place in Austria, where *Raiffeisen International* made a public offering.

The dialogue that began then is being continued by systematic investor relations work. In particular, it includes regular, transparent and open communication with shareholders, analysts and the media. The main thrust is on providing the best possible flow of information and on using the heightened level of public awareness of *Raiffeisen International* to attract new shareholders.

Details of the IPO (After Exercise of the Green Shoe Option)

ISIN No.	AT 0000606306
Ticker symbol	RIBH
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Trade segment	Amtlicher Handel (Official Trade)
Market segment	Prime Market
Price range (bookbuilding)	€ 27 to € 33
Subscription period	4 April through 21 April 2005 (private placements)
	4 April through 15 April 2005 (private investors)
First day of trading	25 April 2005
Issue price per share	€ 32.50
First market price	€ 39.00
Share type	No-par bearer share (Stückaktie)
Shares offered	29,800,000 ordinaries plus 4,400,000 (green shoe)
Shares outstanding before IPO	125,000000
Shares outstanding after IPO	142,770,000
Proceeds from issue	€ 1,113 million
Issued share capital after IPO	€ 434 million
Market capitalization (18 May 2005)	€ 6,209 million

Business Development

The Group continued to build on its promising 2004 results during the first quarter of 2005. The efforts made in recent years to develop infrastructures and set up new branches are now bearing fruit in the form of growing volumes in virtually every area of the Group's activities.

Sixteen markets

The successful IPO in April 2005 added further own funds to the Group's already excellent capital base. They will be used to finance *Raiffeisen International*'s future expansion in Central and Eastern Europe. The formation of a finance leasing company in Kazakhstan during the first quarter of 2005 added a 16· market to those in which *Raiffeisen International* was already active. There has been a net increase of 25 in the number of *Raiffeisen International* business outlets since the end of 2004, taking it up to a total of 941.

Balance-sheet total passes the € 30 billion mark

Raiffeisen International's balance-sheet total continued to grow rapidly, increasing by 9 per cent versus year-end 2004 to end the first quarter at € 31.5 billion. Nearly 2 per cent of the increase was attributable to fluctuations in exchange rates. Above all, currency translations were affected by powerful appreciation on the part of the Romanian leu and the Croatian kuna.

The increase on the assets side of the Balance Sheet was primarily attributable to growth in *Loans and advances to customers* (increase of 9 per cent to € 17.7 billion) and *Loans and advances to banks* (increase of 27 per cent to € 6.1 billion). On the other hand, *Trading assets* fell by 22 per cent to € 1.9 billion. On the liabilities side of the Balance Sheet, *Deposits from customers* grew by 6 per cent to € 19.3 billion and *Deposits from banks* advanced by 15 per cent to € 7.6 billion.

Sustained profit growth

Raiffeisen International recorded *Profit before tax* of € 133 million during the first quarter of 2005. That was 69 per cent or € 54 million more than in the same period of 2004, when it came to € 79 million. This excellent result was mainly due to increases of 57 per cent in *Net interest income* and 38 per cent in *Net commission income*.

The 44 per cent increase in *General administrative expenses* was the result of continuing growth in the workforce and a change in the way out-of-period elements of remuneration (e.g. bonuses) were accrued. The assimilation of *Raiffeisenbank* in Albania and further rapid growth in the branch network also contributed to the increase.

First-quarter *Profit after tax* grew even more rapidly, namely by 81 per cent from € 60 million to € 109 million. That was because *Income tax expense* grew less rapidly than *Profit before tax*, increasing by 28 per cent.

Per-share profit for the period of 74 cents

Consolidated profit (after the deduction of minority interests) increased by 107 per cent from € 45 million to € 93 million. That resulted in a *Consolidated return on equity* (after the deduction of minority interests) of 20.3 per cent.

IFRS-compliant *Earnings per share* (after allowing for the stock split in March 2005) advanced by 29 cents from € 0.45 to € 0.74.

The Retail Customers Segment continues to flourish

All of *Raiffeisen International*'s key business segments delivered growing profits, but the development of the *Retail Customers* segment was most striking. *Profit before tax* in this segment grew from € 3 million in the first quarter of 2004 to € 28 million in the period under review. Having first made a profit in the first quarter of 2004, the *Retail Customers* segment already accounted for 21 per cent of *Raiffeisen International*'s overall profit in the first quarter of this year.

The number of customer in the *Retail Customers* segment passed 5 million during the first quarter of 2005 to total 5.27 million on the reporting date (31 March).

However, *Raiffeisen International*'s biggest and most profitable business segment remained the *Corporate Customers* segment. It delivered first-quarter *Profit before tax* of € 81 million to account for 60 per cent of the Group's total profit. The 20 per cent increase in its *Profit before tax* was mainly attributable to another improvement in its risk position after after extraordinary provisioning for impairment losses incurred in the first quarter 2004.

Slow growth in the workforce

The number of people working for the *Raiffeisen International Group* increased by 3 per cent or 707 from 22,851 to 23,558 between year-end 2004 and the end of the period under review. The Group's *Southeastern Europe* region accounted for the majority, namely 10,651, followed by *Central Europe* (8,844) and the *CIS* countries (3,899).

The Income Statement in Detail

Development of selected indicators of Raiffeisen International's performance over time

€mn	Q1 2005	Change	Q1 2004*	Q1 2003
Net interest income	*258.7*	*56.6%*	*165.2*	*120.8*
Net commission income	*83.5*	*38.4%*	*60.3*	*43.2*
Trading profit	*55.1*	*15.2%*	*47.8*	*49.4*
Other operating profit (loss)	*4.5*	*–*	*(1.6)*	*4.4*
Operating income	***401.8***	***47.9%***	***271.7***	***217.7***
Staff costs	*(115.9)*	*47.9%*	*(78.4)*	*(63.9)*
Other administrative outlay	*(98.6)*	*44.8%*	*(68.1)*	*(57.3)*
Depreciation/amortization/write-downs	*(26.4)*	*30.1%*	*(20.3)*	*(18.3)*
Operating expenses	***(240.9)***	***44.5%***	***(166.7)***	***(139.5)***
Profit from operating activities	***160.9***	***53.2%***	***105.0***	***78.2***
Provisioning for impairment losses	*(28.5)*	*4.8%*	*(27.2)*	*(7.9)*
Profit before tax	***133.3***	***68.5%***	***79.1***	***69.6***
Profit after tax	***109.3***	***81.3%***	***60.3***	***57.8***
Consolidated profit	***92.8***	***106.6%***	***44.9***	***43.7***

** Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).*

The powerful advance in *Raiffeisen International*'s results was fuelled by the healthy development of operating earnings. Its first-quarter *Profit from operating activities* grew by 53 per cent or € 56 million to € 161 million. Despite a greatly enlarged loan portfolio, *Provisioning for impairment losses* was only slightly up on the same period of the previous year, increasing by 5 per cent to € 29 million.

Operating income

Raiffeisen International's *Operating income* increased rapidly during the first quarter of 2005, growing by 48 per cent or € 130 million to € 402 million.

The fastest-growing item under this heading was *Net interest income*, which increased by 57 per cent from € 165 million to € 259 million. It thus grew slightly more rapidly than the Group's balance-sheet total. That was mainly thanks to an improvement in the interest margin, which grew by 25 basis points to 3.45 per cent. Part of the increase was also due to the first-time consolidation of the *Network Bank* in Albania, which had become a member of the Group in April 2004. Furthermore, most of the increase in business volumes took place in markets where interest margins were higher.

Structure of Operating Income

Trading profit
14% (down 4 PP)
Net commission income
21% (down 1 PP)
Other
1% (up 2 PP)
Net interest income
64% (up 3 PP)

First-quarter *Net commission income* was 38 per cent or € 23 million up on the year at € 83 million. Fees for payment transfers grew by 30 per cent to € 43 million as a result of an increase in the number of transactions and customers. They remained the most important commission item and accounted for just over half of *Commission income*. The introduction of new products in individual markets also had a positive impact on commission earnings.

Trading profit grew by 15 per cent to € 55 million. There was a powerful increase in earnings from foreign exchange transactions on behalf of customers, but there was a drop in earnings from trading in securities, which decreased by 50 per cent to € 6 million. This decline was the consequence of narrower trading margins on treasury bills. In addition, remeasurements in connection with *capital hedging* activities produced losses of € 5 million. Because most of the Central and Eastern European currencies appreciated, there was a reduction in euro and US dollar positions entered into for hedging purposes.

General administrative expenses

General administrative expenses rose by 44 per cent – and thus by less than *Operating income* – to € 241 million. That boosted the Group's *Cost/income ratio* to 59.9 per cent.

Structure of General Administrative Expenses


Depreciation/amortization write-downs
11% (down 1 PP)
General administrative expenses
41% (+/- 0 PP)
Staff costs
48% (up 1 PP)

Staff costs accounted for nearly half of *General administrative expenses*. They rose by 48 per cent or € 38 million to € 116 million. The average number of staff rose by 23 per cent or 4,258 to 22,943. Roughly a thousand of those staff were accounted for by the *Raiffeisenbank* in Albania, which had become a consolidated member of the Group in April 2004. A change in the way out-of-period elements of remuneration were accrued also contributed to the increase.

Other administrative outlay increased by 45 per cent or € 31 million to € 99 million. Whereas outlay on the premises needed for operational use increased by exactly as much as the number of business outlets, namely 27 per cent, to total € 26 million, there were disproportionately large increases in consultancy and advertising costs.

Depreciation/amortization/write-downs of tangible and intangible fixed assets increased by 30 per cent to € 26 million. Capital expenditure on tangible fixed assets and software during the first quarter came to € 38 million, whereby the lion's share of that total was spent on *Office furniture and equipment.*

Balance-sheet development

The *Balance-sheet total* of *Raiffeisen International* grew by nearly 9 per cent or € 2.6 billion from € 28.9 billion to € 31.5 billion during the period under review. Appreciation of a number of Central and Eastern European currencies accounted for about 0.4 billion of those € 2.6 billion. Consequently, the first-quarter increase adjusted to allow for movements in exchange rates came to roughly € 2.2 billion. The balance-sheet total was 48 per cent or € 10.2 billion up on the end of the first quarter of 2004, whereby the acquisition of *Banka e Kursimeve* in Albania in April 2004 accounted for € 1.5 billion of the increase.

Structure of Assets


Other assets
10% (+/- 0 PP)
Loans and advances to banks
19% (up 3 PP)
Securities
16% (down 3 PP)
Loans and advances to custom
(net) 55% (+/- 0 PP)

Assets

There was a 3 per cent shift in *Balance-sheet assets* from *Securities* to *Loans and advances to banks*. In particular, liquidity was reallocated from *Trading assets*, which were reduced by 22 per cent, in favour of interbank business.

The biggest and most important asset item – *Loans and advances to customers* – grew by € 1.4 billion to € 17.7 billion and accounted for 55 per cent of *Raiffeisen International*'s balance-sheet total. In relative terms, corporate loan operations grew fastest in Southeastern Europe. Lending to small and medium-sized enterprises grew best in Central Europe.

Structure of Liabilities


Own funds
9% (+/- 0 PP)
Other liabilities
6% (up 1 PP)
Deposits from banks
24% (up 1 PP)
Deposits from customers
61% (down 2 PP)

Equity and liabilities

Deposits from customers grew by 6 per cent to € 19.3 billion during the first quarter and accounted for 61 per cent of the balance-sheet total. In contrast to the *CIS* region, where customer deposits grew by 27 per cent, the growth of deposits slowed somewhat in Central and Southeastern Europe.

As in the case of assets, the impact of interbank business also grew disproportionately rapidly on the liabilities side of the Balance Sheet. *Deposits from banks* grew by 15 per cent during the first three months of 2005.

Own funds continued to account for about 9 per cent of the Group's balance-sheet total. *Subordinated capital* within that item grew by 9 per cent or € 44 million. *Raiffeisen Zentralbank* furnished € 22 million thereof.

Equity on the Balance Sheet

Equity shown on *Raiffeisen International's* Balance Sheet increased by 4 per cent or € 94 million to € 2,271 million between year-end 2004 and the reporting date. The increase was largely due to three factors: Current profit for the period contributed € 109 million. Secondly, dividend distributions to the shareholders of *Raiffeisen International* and other shareholders of Group-members in respect of the 2004 financial year diminished equity by € 55 million. Finally, movements in the exchange rates of Central and Eastern European currencies increased equity by € 38 million.

Raiffeisen International's Regulatory own funds increased by € 58 million from € 2,360 million to € 2,418 million. That was largely due to positive exchange differences and increases in subordinated capital. On the other hand, own funds were reduced by dividend distributions to minority shareholders. *Core capital* increased by € 26 million to € 2,003 million.

Those own funds compared with a regulatory *Own funds requirement* of € 1,762 million. That was € 191 million more than at year-end 2004, reducing *Raiffeisen International's Excess own funds* position by € 133 million to € 656 million. The Group recorded an *Own funds ratio* of 11.0 per cent, as against 12.0 per cent at year-end 2004. Its *Core capital ratio* also fell, retreating by a percentage point to 9.1 per cent. The IPO in April will substantially increase those values.

Outlook

Results during the first quarter were fully in line with *Raiffeisen International's* plans for the financial year. Disregarding possible corporate acquisitions, *Raiffeisen International* expects its business volumes and profits in 2005 to be significantly up on the year. Its medium-term targets (2007) are a return on equity in excess of 25 per cent, a cost/income ratio of below 60 per cent and a risk/earnings ratio of below 15 per cent.

Segment Reports

Segmentation at *Raiffeisen International* is primarily customer based. In conformity with IFRS 14, it corresponds to the functional remits within the Managing Board of *Raiffeisen International.* The financial statements distinguish between the following customer segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. The *Retail Customers* segment encompasses private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury segment encompasses the Treasury departments' proprietary trading as well as investment* banking activities, which are only carried out by a few Group units. Besides non-banking activities, the *Participations and Other* segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including in particular those carried out by Group parent *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting breaks down income components and assets/liabilities along regional lines. Assignments to regions are based on the locations of the Group units in question.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and the Ukraine.

The segment reports that follow are based on the Group's regional segmentation. The development of the customer segments is presented in tabular form on page 25 of the Notes to the Income Statement. The figures stated here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards (IFRS)* that underlie the Consolidated Financial Statements. They may vary from data published locally.

Central Europe (CE)

€mn	*Q1 2005*	*Q1 2004**	*Change*
Net interest income	*122.0*	*90.7*	*34.6%*
Provisioning for impairment losses	*(12.2)*	*(11.2)*	*8.9%*
Net interest income after provisioning	***109.8***	***79.5***	***38.2%***
Net commission income	*37.6*	*29.3*	*28.2%*
Trading profit	*30.1*	*31.6*	*(4.9%)*
Net income from financial investments	*0.5*	*1.0*	*(47.4%)*
General administrative expenses	*(122.6)*	*(89.0)*	*37.8%*
Other operating profit (loss)	*2.9*	*(1.5)*	*–*
Profit before tax	***58.3***	***51.0***	***14.5%***
Segment's contribution to profit before tax	*43.8%*	*64.4%*	*(20.6 PP)*
Total assets	*15,937*	*12,248*	*30.1%*
Basis of assessment (incl. market risk)	*11,593*	*7,926*	*46.3%*
Average number of staff (full-time equivalent basis)	*8,756*	*7,936*	*10.3%*
Business outlets	*353*	*294*	*20.1%*
Cost/income ratio	*63.1%*	*59.0%*	*4.1 PP*
Average equity	*1,135*	*817*	*38.9%*
Return on equity (before tax)	***20.6%***	***24.9%***	***(4.3 PP)***

** Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).*

Results in the Group's *Central Europe* region reflected solid growth from a high level. That was clearly underscored both by business volumes – which were 30 per cent up on the same period of the previous year – and the associated 35 per cent increase in *Net interest income.* There was a volume-related increase in net interest income. On the other hand, margins varied in their development but tended to narrow overall. However, the development of exchange rates in the *Central Europe* region had a beneficial impact on assets denominated in euros. As the small 9 per cent increase in *Provisioning for impairment losses* shows, credit risk remained well under control. That notwithstanding, the risk/earnings ratio of just 10 per cent was partly due to the fact that provisioning for impairment losses tends to be lowest in the first quarter of a financial year.

Net commission income also rose, advancing by roughly 28 per cent. That was attributable to higher commission income from credit card business and, generally, to an increase in the number of *Retail Customers* and, consequently, in account and credit volumes. Commission from investment product business had a perceptible effect on profit for the first time. Because of a small rise in funding costs and more volatile local currencies, *Trading profit* in this region fell a little, retreating by 5 per cent.

General administrative expenses were 38 per cent up on the same period of the previous year. That was primarily due to growth in the workforce of about 10 per cent to 8,756 and an increase of roughly 20 per cent in the number of business outlets, which totalled 353 on the reporting date.

Overall, *Profit before tax* was 15 per cent up on the first quarter of 2004 at € 58 million. The *Central Europe* region thus accounted for 44 per cent of *Raiffeisen International's* total *Profit before tax*, having still accounted for 65 per cent in the same period of 2004.

Southeastern Europe (SEE)

€mn	Q1 2005	Q1 2004*	Change
Net interest income	93.6	52.5	78.1%
Provisioning for impairment losses	(11.0)	(13.2)	(16.9%)
Net interest income after provisioning	**82.6**	**39.3**	**110.1%**
Net commission income	32.0	20.3	57.5%
Trading profit	18.1	11.8	53.1%
Net income from financial investments	0.3	0.4	(19.8%)
General administrative expenses	(89.5)	(57.6)	55.3%
Other operating profit	0.8	0.8	3.4%
Profit before tax	**44.3**	**15.0**	**195.3%**
Segment's contribution to profit before tax	33.3%	19.0%	14.3 PP
Total assets	11,464	6,155	86.3%
Basis of assessment (incl. market risk)	7,292	3,830	90.4%
Average number of staff (full-time equivalent basis)	10,374	7,430	39.6%
Business outlets	504	363	38.8%
Cost/income ratio	61.9%	67.7%	(5.8 PP)
Average equity	713	395	80.8%
Return on equity (before tax)	**24.9%**	**15.2%**	**9.7 PP**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

The *Southeastern Europe* region has developed extremely well over the past 12 months. *Assets* attributable to the region grew by 86 per cent to € 11.4 billion, and first-quarter *Profit before tax* grew by as much as 195 per cent to € 44 million. As a result, the region already accounted for a third of *Raiffeisen International's* total *Profit before tax*, compared with 19 per cent in the first quarter of 2004.

Net interest income, which grew by 78 per cent, was the biggest contributor to the surge in profit. *Provisioning for impairment losses* also developed well and was 17 per cent down on the year, resulting in a risk/earnings ratio of just 12 per cent.

Net commission income, which grew by 58 per cent, also reflected the region's dynamic development. The increase was above all due to the rise in the number of *Retail Customers* and with it, the increases in bank charges and commission from payment transfers and card services. The 53 per cent increase in first-quarter *Trading profit* was generated by foreign-exchange transactions on behalf of customers.

The development of *General administrative expenses* mirrored the intensification of *Raiffeisen International*'s activities and presence in its *Southeastern Europe* region. However, the increase of 55 per cent was still well below the increase in business volumes. The principal reasons for this rise were capital expenditure on developing the branch network (growth of 39 per cent), the associated marketing activities and the volume-related increase in outlay on deposit guarantee insurance.

Commonwealth of Independent States (CIS)

€mn	Q1 2005	Q1 2004*	Change
Net interest income	43.1	22.0	96.1%
Provisioning for impairment losses	(5.3)	(2.8)	91.3%
Net interest income after provisioning	**37.8**	**19.2**	**96.8%**
Net commission income	13.9	10.7	30.0%
Trading profit	6.9	4.4	58.6%
Net income from financial investments	0.2	0.1	89.0%
General administrative expenses	(28.8)	(20.1)	43.0%
Other operating profit (loss)	0.7	(1.1)	–
Profit before tax	**30.7**	**13.1**	**133.1%**
Segment's contribution to profit before tax	22.9%	16.6%	6.3 PP
Total assets	4,067	2,818	44.3%
Basis of assessment (incl. market risk)	3,138	2,032	54.5%
Average number of staff (full-time equivalent basis)	3,813	3,319	14.9%
Business outlets	84	84	–
Cost/income ratio	45.7%	56.0%	(10.3 PP)
Average equity	307	209	46.6%
Return on equity (before tax)	**39.8%**	**25.1%**	**14.7 PP**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

The *CIS* region was *Raiffeisen International*'s smallest region in terms of balance-sheet total but also its most profitable with a *Return on equity (ROE) before tax* of nearly 40 per cent. First-quarter *Profit before tax* in the region came to nearly € 31 million, which was 133 per cent up on the first quarter of 2004. The *CIS* region therefore accounted for 23 per cent *Raiffeisen International*'s total *Profit before tax*, as against 17 per cent in the same period of the previous year.

The growth in *Net interest income* of 96 per cent far exceeded the 44 per cent increase in *Assets.* Alongside minor changes in the structure of assets and liabilities in the region, there was a reduction in funding expenses and the associated costs. That was in particular thanks to the fact that *Raiffeisen Zentralbank* was no longer acting as guarantor. *Net commission income* increased by 30 per cent, fuelled above all by commission from foreign-exchange business. Because of the increases in traded volumes, first-quarter *Trading profit* grew by 59 per cent from a low base.

General administrative expenses increased by 43 per cent, which was well below the 75 per cent increase in earnings. Whereas the *Average number of staff* only increased by 15 per cent, outlay on wages and salaries grew slightly faster because remunerations in the region are still relatively low. *Raiffeisen International's Cost/income ratio* in the region improved by 10.3 percentage points to a very good 45.7 per cent. Whereas the enlargement of the branch networks in Russia and the Ukraine proceeded briskly, a number of unprofitable branches in Belarus closed. That left the total number of *Business outlets* in the region unchanged at 84.

Consolidated Financial Statements

(Interim Financial Statements as of and for the 3 months ended 31 March 2005)

Income Statement

€mn	Notes	1/1 – 31/3 2005	1/1 – 31/3 2004*	Change
Interest income		493.3	346.0	42.6%
Interest expense		(234.6)	(180.8)	29.8%
Net interest income	(2)	**258.7**	**165.2**	**56.6%**
Provisioning for impairment losses	(3)	(28.5)	(27.2)	4.8%
Net interest income after provisioning		**230.2**	**138.0**	**66.8%**
Commission income	(4)	106.2	83.6	27.0%
Commission expense	(4)	(22.7)	(23.3)	(2.6%)
Net commission income	(4)	**83.5**	**60.3**	**38.4%**
Trading profit	(5)	55.1	47.8	15.2%
Net income from financial investments and current financial assets	(6)	1.0	1.5	(32.3%)
General administrative expenses	(7)	(240.9)	(166.7)	44.5%
Other operating profit (loss)	(8)	4.4	(1.8)	–
Profit before tax		**133.3**	**79.1**	**68.5%**
Income tax		(24.0)	(18.8)	27.6%
Profit after tax		**109.3**	**60.3**	**81.3%**
Minority interests in profit		(16.5)	(15.4)	7.5%
Consolidated profit		**92.8**	**44.9**	**106.6%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

€	Notes	1/1 – 31/3 2005	1/1 – 31/3 2004	Change
Earnings per share		**0.74**	**0.45**	**0.29**

Earnings per share is *Consolidated profit* for the period divided by the average number of ordinary shares outstanding during the period. During the first quarter of 2005, that was 125 million ordinary shares, compared with 100 million in the first quarter of 2004 (data are as after the stock split).

There were no conversion or option rights outstanding, so undiluted earnings per share were identical to diluted earnings per share.

Balance Sheet

Assets €mn	Notes	31/3 2005	31/12 2004*	Change
Cash reserve		1,836	1,895	(3.1%)
Loans and advances to banks	(9)	6,091	4,779	27.4%
Loans and advances to customers	(10)	17,672	16,242	8.8%
Impairment losses on loans and advances	(11)	(386)	(366)	5.5%
Trading assets	(12)	1,909	2,447	(22.0%)
Other current financial assets	(13)	814	650	25.3%
Financial investments	(14)	2,328	2,329	0.0%
Intangible fixed assets	(15)	181	177	2.2%
Tangible fixed assets	(16)	460	441	4.2%
Other assets	(17)	563	312	80.5%
Total		**31,468**	**28,907**	**8.9%**

Equity and Liabilities €mn	Notes	31/3 2005	31/12 2004*	Change
Deposits from banks	(18)	7,642	6,620	15.4%
Deposits from customers	(19)	19,299	18,169	6.2%
Liabilities evidenced by paper	(20)	736	662	11.1%
Provisions for liabilities and charges	(21)	113	112	0.6%
Trading liabilities	(22)	294	410	(28.2%)
Other liabilities	(23)	626	313	100.1%
Subordinated capital	(24)	487	444	9.8%
Equity	(25)	2,271	2,177	4.3%
Consolidated equity		1,833	1,631	12.4%
Consolidated profit		93	209	–
Minority interests		345	337	2.3%
Total		**31,468**	**28,907**	**8.9%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

Statement of Changes in Equity

€mn	Subscribed Capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total Q1 2005
Equity on 1 January 2005*	**382**	**935**	**314**	**209**	**337**	**2,177**
Paid-in capital	–	–	–	–	1	1
Transferred to retained earnings	–	–	170	(170)	–	–
Distributed profit	–	–	–	(39)	(16)	(55)
Consolidated profit	–	–	–	93	16	109
Exchange differences	–	–	35	–	3	38
Capital hedge	–	–	–6	–	–	(6)
Other changes	–	–	3	–	4	7
Equity on 31 March 2005	**382**	**935**	**516**	**93**	**345**	**2,271**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

€mn	Subscribed Capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total Q1 2004
Equity on 1 January 2004	**50**	**770**	**104**	**179**	**276**	**1,379**
Paid-in capital	–	1	–	–	11	12
Transferred to retained earnings	–	–	146	(146)	–	–
Distributed profit	–	–	–	(33)	(20)	(53)
Consolidated profit	–	–	–	45	15	60
Exchange differences	–	–	25	–	7	32
Capital hedge	–	–	(13)	–	–	(13)
Other changes	–	–	1	–	3	4
Equity on 31 March 2004	**50**	**771**	**263**	**45**	**292**	**1,421**

The issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association is € 380 million. The Extraordinary General Meeting of Shareholders on 8 March 2005 voted to carry out a 2-for-1 stock split. Consequently, on the reporting date (31 March 2005), the Company's issued share capital was subdivided into 125 million no-par bearer shares. In addition, *Subscribed capital* includes 17,050 *Genussscheine* (profit participating certificates) issued in 2004.

Cash Flow Statement

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Cash and cash equivalents at end of previous period	**1,895**	**1,749**
Net cash from operating activities	(102)	282
Net cash from investing activities	11	(381)
Net cash from financing activities	(11)	(32)
Effect of exchange rate changes	43	14
Cash and cash equivalents at end of period	**1,836**	**1,632**

Notes

Accounting policies

The Consolidated Financial Statements of *Raiffeisen International* were prepared in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)*, inclusive of such interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable. The unaudited Interim Report as of and for the three months ended 31 March 2005 conforms to *IAS 34*.

Changes due to amended and new IFRS standards

Newly published standards applicable from the 2005 financial year have created the need for minor adjustments to the financial statement for 2004 that are needed for prior-period comparisons. Adaptation is required by *IFRS*.

The most important changes to accounting policies are described below. The most important changes to the recognition and measurement policies of *Raiffeisen International* with respect to 2005 and years thereafter result from the now limited measurement options allowed by *IFRS*, including in particular with regard to *Financial Instruments* (*IAS 39*) and *Leases* (IAS 17). In all, however, it must be stressed that these changes will not have a material impact on *Raiffeisen International*'s financial statements.

Goodwill (IFRS 3)

The new *IFRS 3* already published in 2004 reviews the presentation, measurement and impairment testing of goodwill. The straight-line amortization of goodwill has been abolished and replaced by annual *impairment testing*. *IFRS* does not require prior periods to be adjusted. *Raiffeisen International*'s entry for the amortization of goodwill, most recently about € 10 million, *will therefore be discontinued as of the 2005 financial year. As things stand at the moment, an impairment* of existing goodwill is not to be expected.

Financial Instruments (IAS 39)

The stricter new definition of loans and receivables that no longer qualify as *originated by the enterprise* changed the entry for *Equity* from 1 January 2005. If financial instruments are classified as *Other current financial assets,* they must be carried at market value if a market value is available. Reclassifications and remeasurements were carried out with respect to a number of primary securities issues. Restructuring (reclassification and remeasurement) of the portfolio increased *Other current financial assets* by € 38 million reallocated from *Financial investments.* The effect on *Equity* was immaterial.

The *fair value option* will not be made use of by *Raiffeisen International* for the time being as the *IASB* and the EU have yet to agree a common policy on the fair value option.

New securities category (IAS 39)

The *available-for-sale* financial assets in the accounts at year-end 2004 at the amount of € 612 million were reclassified as financial assets *at fair value through profit and loss* as of 1 January 2005, whereby the resulting changes in value are also being recognized in profit and loss in the 2005 financial year. On the Balance Sheet, these financial assets will continue to be recognized as *Other current financial assets.*

Consequently, *Raiffeisen International's Other financial assets* do not include a portfolio of *available-for-sale* financial assets, so no revaluations thereof are recognized in equity.

Impairment losses on loans and advances (IAS 39)

The more precise requirements contained in the revision of *IAS 39* in force from 2005 allow, under certain circumstances, general provisioning for loan portfolios with identical risk profiles. To date, *Raiffeisen International* has only made restricted use of general impairment provisioning. The implementation of the now more detailed rules for measuring loan portfolios and the general provisioning requirements applicable to them had yet to be completed at the end of the quarter. Consequently, only some of the effects are recognized in first-quarter profit. However, they are unlikely to have a significant impact on profit.

Finance leasing (IAS 17)

The mandatory inclusion of *initial direct costs* in finance lease receivables has caused material changes in valuations at *Raiffeisen International.* These must be calculated with retrospective effect. Insofar as these costs were recognized in full in the Income Statement in prior years, their effects on the asset items in question and on equity have required recognition since 1 January 2005.

As of 2005, the interest rate underlying a lease must be calculated in such a way that initial direct costs incurred by the lessor are automatically included in the finance lease receivable and must not be added as a separate item. Similarly, as of 2005, any initial direct costs of the lessee must be added to the amount recognized as an asset.

For *Raiffeisen International*, that affected equity directly at the amount of € 1.7 million, and indirectly at the amount of minus € 1.5 million carried to equity by way of the adapted profit for the year 2004. The result was a net increase in *Equity* of € 0.2 million as of 1 January 2005.

Companies accounted for using the equity method (IAS 28)

The financial statements of companies accounted for using the equity method have been adjusted in accordance with homogeneous Group-wide accounting policies with respect to business transactions and events occurring under comparable circumstances. As a result, the financial statements furnished by companies accounted for using the equity method for the purposes of the Consolidated Financial Statements for 2005 conform to the provisions of *IFRS* that are applied on a Group-wide basis. However, that is not expected to have any material effect on *Raiffeisen International*'s profit.

Equity (IAS 1 in conjunction with IAS 27)

According to the revisions, *Minority interests* must be presented within *Equity*. This means that as of 2005, *Minority interests* must be presented on the Consolidated Balance Sheet within *Equity* but separately from *Consolidated Equity* (the parent's shareholders' equity).

Income Statement

€mn	Adapted 1/1 - 31/12/2004	Change	Published 1/1 - 31/12/2004
Interest income	1,666.3	(1.1)	1,667.4
Interest expense	(862.8)	(1.2)	(861.6)
Net interest income	**803.5**	**(2.3)**	**805.8**
Provisioning for impairment losses	(137.6)	0.0	(137.6)
Net interest income after provisioning	**665.9**	**(2.3)**	**668.2**
Commission income	395.9	0.0	395.9
Commission expense	(96.3)	1.5	(97.8)
Net commission income	**299.7**	**1.5**	**298.1**
Trading profit	220.1	(0.8)	220.9
Net income from financial investments and current financial assets	8.3	0.0	8.3
General administrative expenses	(823.3)	0.0	(823.3)
Other operating profit (loss)	(29.9)	0.0	(29.9)
Profit before tax	**340.8**	**(1.6)**	**342.2**
Income tax	(71.1)	0.1	(71.0)
Profit after tax	**269.7**	**(1.5)**	**271.2**
Minority interests in profit	(60.3)	0.0	(60.3)
Consolidated profit	**209.4**	**(1.5)**	**210.9**

Balance Sheet

Assets €mn	Adapted 31/12/2004	Change	Published 31/12/2004
Cash reserve	1,895	0	1,895
Loans and advances to banks	4,779	0	4,779
Loans and advances to customers	16,242	0	16,242
Impairment losses on loans and advances	(366)	0	(366)
Trading assets	2,447	0	2,447
Other current financial assets	650	38	612
Financial investments	2,329	(38)	2,367
Intangible fixed assets	177	0	177
Tangible fixed assets	441	0	441
Other assets	312	0	312
Total	**28,907**	**0**	**28,907**

Equity and Liabilities €mn	Adapted 31/12/2004	Change	Published 31/12/2004
Deposits from banks	6,620	0	6,620
Deposits from customers	18,169	0	18,169
Liabilities evidenced by paper	662	0	662
Provisions for liabilities and charges	112	0	112
Trading liabilities	410	0	410
Other liabilities	313	0	313
Subordinated capital	444	0	444
Equity	2,177	0	2,177
Consolidated equity	1,631	2	1,629
Consolidated profit	209	(2)	211
Minority interests	337	0	337
Total	**28,907**	**0**	**28,907**

Changes in the scope of consolidation

Number of units	Fully consolidated 31/3/2005	Fully consolidated 31/12/2004	Equity method 31/3/2005	Equity method 31/12/2004
On 1 January	43	38	3	3
Included for the first time in the period under review	1	6	–	1
Merged in the period under review	–	(2)	–	–
Reclassified	–	1	–	(1)
On 31 March	**44**	**43**	**3**	**3**

A newly founded subsidiary created within the scope of *Raiffeisen-Leasing International* became a consolidated member of the Group. This company – *TOO Raiffeisen Leasing Kazakhstan,* Almaty – is not yet operational. It will concentrate on movable property leasing.

Notes to the Income Statement

(1) Segment reporting

Segmentation at *Raiffeisen International* is primarily customer based. In conformity with IFRS 14, it corresponds to the functional remits within the Managing Board of *Raiffeisen International.* The Consolidated Financial Statements distinguish between the following customer segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. The *Retail Customers* segment encompasses private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment encompasses the Treasury departments' proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the *Participations and Other* segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting breaks down income components and assets/liabilities along regional lines. Assignments to regions are based on the locations of the Group units in question.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia and Montenegro.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and the Ukraine.

(1a) Segment reporting by business segment

Q1 2005 €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	91.9	133.8	29.5	3.5	258.7
Provisioning for impairment losses	(9.2)	(19.7)	0.0	0.4	(28.5)
Net interest income after provisioning	**82.7**	**114.1**	**29.5**	**3.9**	**230.2**
Net commission income	33.1	51.4	0.0	(1.0)	83.5
Trading profit (loss)	21.0	19.6	15.5	(1.0)	55.1
Net income from financial investments and current financial assets	0.0	–	0.7	0.3	1.0
General administrative expenses	(58.9)	(158.0)	(8.0)	(16.0)	(240.9)
Other operating profit (loss)	2.6	0.6	(0.1)	1.3	4.4
Profit before tax	**80.5**	**27.7**	**37.6**	**(12.5)**	**133.3**
Basis of assessment (incl. market risk)	10,466	5,975	4,433	1,149	22,023
Own funds requirement	837	478	355	92	1,762
Average number of staff	5,026	16,235	517	1,164	22,943
Cost/income ratio	39.6%	76.9%	17.9%	550.9%	59.9%
Average equity	1,024	585	434	112	2,155
Return on equity (before tax)	**31.5%**	**18.9%**	**34.6%**	**(44.4%)**	**24.7%**

Q1 2004* €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	88.4	72.2	8.6	(4.0)	165.2
Provisioning for impairment losses	(17.5)	(8.9)	–	(0.8)	(27.2)
Net interest income after provisioning	**70.9**	**63.2**	**8.6**	**(4.8)**	**138.0**
Net commission income	33.3	24.8	0.4	1.8	60.3
Trading profit (loss)	20.0	9.7	20.7	(2.6)	47.8
Net income from financial investments and current financial assets	–	–	1.2	0.3	1.5
General administrative expenses	(58.9)	(94.2)	(8.5)	(5.1)	(166.7)
Other operating profit (loss)	2.0	(0.2)	0.2	(3.8)	(1.8)
Profit before tax	**67.3**	**3.3**	**22.6**	**(14.2)**	**79.1**
Basis of assessment (incl. market risk)	8,400	2,578	1,812	998	13,788
Own funds requirement	672	206	145	80	1,103
Average number of staff	5,474	11,441	574	1,196	18,685
Cost/income ratio	41.1%	88.4%	28.7%	(63.0%)	61.4%
Average equity	866	265	187	103	1,421
Return on equity (before tax)	**31.1%**	**4.9%**	**48.5%**	**(55.0%)**	**22.3%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

(1b) Segment reporting by geographical market

Q1 2005 €mn	CE	SEE	CIS	Total
Net interest income	122.0	93.6	43.1	258.7
Provisioning for impairment losses	(12.2)	(11.0)	(5.3)	(28.5)
Net interest income after provisioning	**109.8**	**82.6**	**37.8**	**230.2**
Net commission income	37.6	32.0	13.9	83.5
Trading profit	30.1	18.1	6.9	55.1
Net income from financial investments and current financial assets	0.5	0.3	0.2	1.0
General administrative expenses	(122.6)	(89.5)	(28.8)	(240.9)
Other operating profit	2.9	0.8	0.7	4.4
Profit before tax	**58.3**	**44.3**	**30.7**	**133.3**
Total assets	15,937	11,464	4,067	31,468
Basis of assessment (incl. market risk)	11,593	7,292	3,138	22,023
Own funds requirement	928	583	251	1,762
Average number of staff	8,756	10,374	3,813	22,943
Cost/income ratio	63.1%	61.9%	45.7%	59.9%
Average equity	1,135	713	307	2,155
Return on equity (before tax)	**20.6%**	**24.9%**	**39.8%**	**24.7%**

Q1 2004* €mn	CE	SEE	CIS	Total
Net interest income	90.7	52.5	22.0	165.2
Provisioning for impairment losses	(11.2)	(13.2)	(2.8)	(27.2)
Net interest income after provisioning	**79.5**	**39.3**	**19.2**	**138.0**
Net commission income	29.3	20.3	10.7	60.3
Trading profit	31.6	11.8	4.4	47.8
Net income from financial investments and current financial assets	1.0	0.4	0.1	1.5
General administrative expenses	(89.0)	(57.6)	(20.1)	(166.7)
Other operating profit	(1.5)	0.8	(1.1)	(1.8)
Profit before tax	**51.0**	**15.0**	**13.1**	**79.1**
Total assets	12,248	6,155	2,818	21,221
Basis of assessment (incl. market risk)	7,926	3,830	2,032	13,788
Own funds requirement	634	306	163	1,103
Average number of staff	7,936	7,430	3,319	18,685
Cost/income ratio	59.0%	67.7%	56.0%	61.4%
Average equity	817	395	209	1,421
Return on equity (before tax)	**24.9%**	**15.2%**	**25.1%**	**22.3%**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

(2) Net interest income

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Interest income	**492.8**	**345.8**
from loans and advances to banks	60.7	43.3
from loans and advances to customers	310.7	230.8
from current financial assets	13.3	8.9
from financial investments	39.4	8.2
from receivables under finance leases	30.7	23.1
from derivative financial instruments (non-trading)	38.0	31.5
Current income from interests	**0.1**	**0.0**
Other interest-like income	**0.4**	**0.3**
Interest and similar income, Total	**493.3**	**346.1**
Interest expenses	**(234.6)**	**(179.4)**
on deposits from banks	(57.5)	(56.2)
on deposits from customers	(144.3)	(97.9)
on liabilities evidenced by paper	(8.9)	(6.4)
on subordinated capital	(4.2)	(4.8)
on derivative financial instruments (non-trading)	(19.7)	(14.1)
Other interest-like expenses	**0.0**	**(1.5)**
Interest expenses and similar charges, Total	**(234.6)**	**(180.9)**
Net interest income	**258.7**	**165.2**

(3) Provisioning for impairment losses

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Allocated to the provision for impairment losses	(77.1)	(89.7)
Released from the provision for impairment losses	52.7	64.2
Direct write-downs	(6.4)	(2.5)
Recovery of written-down claims	2.3	0.8
Total	**(28.5)**	**(27.2)**

(4) Net commission income

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Payment transfers business	43.0	33.0
Credit and guarantee business	19.7	14.5
Securities business	4.2	2.1
Foreign exchange, notes-and-coin and precious-metals business	5.0	2.6
Other banking services	11.6	8.1
Total	**83.5**	**60.3**

(5) Trading profit (loss)

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Interest-rate contracts	6.3	12.8
Currency contracts	49.2	33.8
Share-/index-related contracts	(0.4)	1.2
Total	**55.1**	**47.8**

(6) Net income from financial investments and current financial assets

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Net income from financial investments	**0.0**	**0.3**
Net remeasurements of financial investments	(0.1)	(0.3)
Net proceeds from sales of financial investments	0.1	0.6
Net income from other current financial assets	**1.0**	**1.2**
Net remeasurements of other-current financial assets	0.4	0.1
Net proceeds from sales of other current financial assets	0.6	1.1
Total	**1.0**	**1.5**

(7) General administrative expenses

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Staff expenses	(115.9)	(78.3)
Other administrative outlay	(98.6)	(68.1)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(26.4)	(20.3)
Total	(240.9)	(166.7)

(8) Other operating profit (loss)

€mn	1/1 – 31/3 2005	1/1 – 31/3 2004
Revenues from non-banking activities	10.7	4.5
Expenses arising from non-banking activities	(7.3)	(3.9)
Net result from hedge accounting	(1.0)	(0.2)
Net income from other derivative instruments	0.9	0.0
Other taxes	(5.1)	(4.6)
Other operating income	21.7	15.6
Other operating expenses	(15.5)	(13.2)
Total	4.4	(1.8)

Notes to the Balance Sheet

(9) Loans and advances to banks

€mn	31/3/2005	31/12/2004
Giro and clearing business	1,092	688
Money-market business	3,642	3,331
Loans to banks	1,348	752
Purchased receivables	9	8
Total	6,091	4,779

(10) Loans and advances to customers

€mn	31/3/2005	31/12/2004
Credit business	10,497	9,488
Money-market business	2,608	2,313
Receivables under mortgage loans	3,017	2,875
Purchased receivables	202	240
Accounts receivable under finance leases	1,348	1,326
Total	**17,672**	**16,242**

(11) Impairment losses on loans and advances

€mn	1/1/2005	Change in scope of consolidatio n	Added*	Released	Used	Transfers, exchange differences	31/3/2005
Counterparty risks	320	–	66	(43)	(12)	(2)	329
Loans and advances banks	0	–	–	–	–	0	0
Loans and advances to customers	320	–	66	(43)	(12)	(2)	329
General provisions	**46**	**–**	**9**	**(3)**	**0**	**5**	**57**
Subtotal	**366**	**–**	**75**	**(46)**	**(12)**	**3**	**386**
Risks arising from off-balance-sheet items	28	–	6	(6)	–	0	28
Total	**394**	**–**	**81**	**(52)**	**(12)**	**3**	**414**

* Allocations inclusive of direct write-downs and recoveries of receivables already written down.

(12) Trading assets

€mn	31/3/2005	31/12/2004
Debt securities and other fixed-interest securities	1,637	2,033
Shares and other variable-yield securities	18	11
Positive fair values arising from derivative financial instruments	239	384
Overnight and fixed deposits held for trading	15	19
Total	**1,909**	**2,447**

(13) Other current financial assets

€mn	31/3/2005	31/12/2004
Debt securities and other fixed-interest securities	808	640
Shares and other variable-yield securities	6	10
Total	**814**	**650**

(14) Financial investments

€mn	31/3/2005	31/12/2004
Debt securities and other fixed-interest securities	2,253	2,255
Equity participations	75	74
Total	**2,328**	**2,329**

(15) Intangible fixed assets

€mn	31/3/2005	31/12/2004
Goodwill	77	75
Other intangible fixed assets	104	102
Total	**181**	**177**

(16) Tangible fixed assets

€mn	31/3/2005	31/12/2004
Land and buildings used by the Group for its own operations	168	160
Other land and buildings	6	7
Other tangible fixed assets, office furniture and equipment	259	253
Let leased assets	27	21
Total	**460**	**441**

(17) Other assets

€mn	31/3/2005	31/12/2004
Tax assets	34	29
Receivables arising from non-banking activities	23	24
Prepayments and other deferrals	113	98
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	0	1
Positive fair values of other derivative financial instruments	36	43
Other items	357	117
Total	**563**	**312**

(18) Deposits from banks

€mn	31/3/2005	31/12/2004
Giro and clearing business	504	352
Money-market business	2,875	2,673
Long-term finance	4,263	3,595
Total	**7,642**	**6,620**

(19) Deposits from customers

€mn	31/3/2005	31/12/2004
Sight deposits	7,323	6,896
Time deposits	10,961	10,315
Savings deposits	1,015	958
Total	**19,299**	**18,169**

(20) Liabilities evidenced by paper

€mn	31/3/2005	31/12/2004
Issued debt securities	412	369
Issued money-market instruments	8	6
Other liabilities evidenced by paper	316	287
Total	**736**	**662**

(21) Provisions for liabilities and charges

€mn	31/3/2005	31/12/2004
Taxes	44	53
Guarantees and sureties	28	28
Other	41	31
Total	**113**	**112**

(22) Trading liabilities

€mn	31/3/2005	31/12/2004
Negative fair values arising from derivative financial instruments	285	408
Short sales of trading assets	4	–
Overnight and fixed deposits held for trading	5	2
Total	**294**	**410**

(23) Other liabilities

€mn	31/3/2005	31/12/2004
Liabilities arising from non-banking activities	33	35
Deferred items	83	45
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	0	4
Negative fair values of other derivative financial instruments	23	21
Other liabilities	487	208
Total	**626**	**313**

(24) Subordinated capital

€mn	31/3/2005	31/12/2004
Subordinated obligations	456	423
Supplementary capital	31	21
Total	**487**	**444**

(25) Equity and minorities

€mn	31/3/2005	31/12/2004
Consolidated equity	1,833	1,631
Subscribed capital	382	382
Capital reserves	935	935
Retained earnings	516	314
Consolidated profit	93	209
Minority interests	345	337
Total	**2,271**	**2,177**

Additional notes

(26) Contingent liabilities and other off-balance-sheet items

€mn	31/3/2005	31/12/2004
Contingent liabilities	1,862	1,734
Commitments	4,415	4,205

(27) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the *Bankwesengesetz* (*BWG*: Austrian banking act). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

€mn	***31/3/2005***	***31/12/2004***
Tier 1 capital (core capital)	*2,003*	*1,977*
Tier 2 capital (additional own funds)	*448*	*403*
Less interests in banks and financial institutions	*(53)*	*(51)*
Eligible own funds	***2,398***	***2,329***
Tier 3 capital (short-term subordinated own funds)	*20*	*31*
Total own funds	***2,418***	***2,360***
Total own funds requirement	***1,762***	***1,571***
Excess own funds	***656***	***789***
Excess cover ratio in per cent	*37.3%*	*50.2%*
Core capital ratio in per cent	*9.1%*	*10.1%*
Own funds ratio in per cent	*11.0%*	*12.0%*

Total own funds requirement is made up as follows:

€mn	***31/3/2005***	***31/12/2004***
Risk-weighted basis of assessment pursuant to § 22 BWG	*18,862*	*16,690*
of which 8 per cent minimum own funds requirement	*1,509*	*1,335*
Own funds requirement for the trading book under § 22b Abs. 1 BWG	*124*	*136*
Own funds requirement for open currency positions under § 26 BWG	*129*	*100*
Total own funds requirement	***1,762***	***1,571***

(28) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	31/3/2005	***31/3/2004***
CE	*8,671*	*7,898*
SEE	*10,324*	*7,408*
CIS	*3,790*	*3,309*
Austria	*158*	*70*
Total	***22,943***	***18,685***

Profit development

Quarterly Results posted by Raiffeisen International

€mn	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Interest income	192.9	224.7	220.7	258.7
Provisioning for impairment losses	(21.9)	(25.6)	(62.9)	(28.5)
Net interest income after provisioning	**171.0**	**199.1**	**157.8**	**230.2**
Net commission income	79.1	76.8	83.4	83.5
Trading profit	44.0	66.9	61.4	55.1
Net income from financial investments and current financial assets	(3.2)	6.5	3.5	1.0
General administrative expenses	(200.5)	(191.9)	(264.2)	(240.9)
Other operating profit (loss)	3.3	(5.6)	(25.8)	4.4
Profit before tax	**93.7**	**151.8**	**16.1**	**133.3**
Income tax	(19.4)	(25.2)	(7.6)	(24.0)
Profit after tax	**74.3**	**126.6**	**8.6**	**109.3**
Minority interests in profit	(22.4)	(14.3)	(8.3)	(16.5)
Consolidated profit	**51.9**	**112.3**	**0.3**	**92.8**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

€mn	Q2 2003	Q3 2003	Q4 2003	Q1 2004*
Interest income	134.5	145.6	162.8	165.2
Provisioning for impairment losses	(14.5)	(24.9)	(40.3)	(27.2)
Net interest income after provisioning	**120.0**	**120.7**	**122.4**	**138.0**
Net commission income	50.9	58.6	60.4	60.3
Trading profit	58.6	49.8	83.8	47.8
Net income from financial investments and current financial assets	0.7	0.6	2.5	1.5
General administrative expenses	(166.2)	(143.3)	(209.7)	(166.7)
Other operating profit (loss)	5.4	(13.4)	5.1	(1.8)
Profit before tax	**69.4**	**73.1**	**64.6**	**79.1**
Income tax	(15.6)	(15.4)	(6.4)	(18.8)
Profit after tax	**53.9**	**57.6**	**58.2**	**60.3**
Minority interests in profit	(13.3)	(19.1)	(2.2)	(15.4)
Consolidated profit	**40.5**	**38.5**	**56.0**	**44.9**

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly (see page 20 et seq of the Notes).

Financial Calendar for 2005

20 May	*Quarterly financial statement Q1, Conference Call*
28 July	*Beginning of the Quiet period*
11 August	*Quarterly financial statement Q2, Conference Call*
14 October	*Capital Markets Day*
9 November	*Beginning of the Quiet period*
23 November	*Quarterly financial statement Q3, Conference Call*

Acknowledgements

Published by: Raiffeisen International Bank-Holding AG
Editor, coordination: Susanne Langer, Michael Palzer
Editorial team: Gertraud Hannauer-Pichlmayr, Lars Hofer, Renate Kattinger, Ulf Leichsenring, Martin Schreiber und Alisdair Swanney.

Published and manufactured in: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Phone: +43-1-71 707-0
www.ri.co.at

This report is a translation from the German original.

If you have any questions about this First Quarter Interim Report, please contact:
Susanne Langer (Investor Relations)
susanne.langer@ri.co.at; Phone: +43-1-71 707-2088; Fax +43-1-71 707-2138) or
Michael Palzer (Communications)
michael.palzer@ri.co.at; Phone: +43-1-71 707-1504; Fax +43-1-71 707-3802.

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RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 2, 2006 - 12:10

Ad-hoc Release

Ad-hoc Release according to §48d Abs. 1 BörseG

Raiffeisen International acquires Impexbank in Russia

Vienna, 1st February 2006. Late at night, on 31st January 2006, Raiffeisen International Bank-Holding AG (Raiffeisen International) (ISIN: AT0000606306) signed a contract for the acquisition of 100 per cent of JSC Impexbank (Impexbank) in Russia.
The purchase price will be up to USD 550 million plus a possible price adjustment resulting from the revaluation of a real estate asset. The transaction is subject to a successful closing in particular the consent of the competent authorities like the Austrian Financial Market Authority, the Central Bank of Russia and the merger control authorities in Austria and Russia. The acquisition marks an acceleration in Raiffeisen International's existing retail strategy in Russia. Raiffeisen International will become the largest foreign owned banking group in Russia with the acquisition of Impexbank.

Impexbank was founded in 1993 and is owned by several Russian companies. Its business focus is primarily on retail customers and SMEs and it operates through a nationwide distribution network of approximately 190 branches and offices as well as 350 consumer finance outlets. The bank had total assets of Euro 1.2 billion, a net income of Euro 9.0 million and employed 4,320 people in the first half of 2005.

Raiffeisen International is already represented in Russia by ZAO Raiffeisenbank Austria, which started operations in 1997. Raiffeisenbank had a balance sheet total of Euro 3.0 billion with 23 business outlets and 1,312 staff in the first half of 2005.

For further information please contact:

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at

© Raiffeisen International 2006

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RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 23, 2005 - 9:03

Ad-hoc Release

Raiffeisen International: Third Quarter Report 2005

- Acquisition of 93.5% stake in Bank Aval
- Consolidated profit is up more than 33% to almost EUR 280 mn 1-9/2005 (Full Year 2004 EUR 209 mn)
- Loan volume growth up almost 30% since the beginning of the year
- Cost/income ratio below 60% despite continued opening of new branches

Income Statement in EUR mn	1-9/2005	1-9/2004*
Net interest income after provisioning	721.6	508.0
Net commission income	281.3	216.3
Trading profit	198.2	158.8
General administrative expenses	(782.8)	(559.1)
Profit before tax	416.4	324.6
Profit after tax	334.9	261.1
Consolidated profit (without minorities)	279.1	209.1

Balance Sheet in EUR mn	30.09.2005	31.12.2004*
Equity (incl. minorities and profit)	3,085	2,177
Balance-sheet total	34,733	28,907

Regulatory information	30.09.2005	31.12.2004*
Core capital ratio (Tier 1), incl. market risk	10.1%	10.1%
Own funds ratio	12.0%	12.0%

Performance	1-9/2005	1-12/2004*
Return on equity (ROE) before tax	22.1%	22.2%
Return on equity (ROE) after tax	17.8%	17.6%
Cost/income ratio	59.5%	63.5%
Risk/earnings ratio	14.2%	17.1%

Ressourcen	30.09.2005	31.12.2005
Number of staff	25,712	22,851
Business outlets	1,005	916

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:03


RECEIVED
2006 MAR 28 A 11:42

Ad-hoc Release

Raiffeisen International acquires Bank Aval in Ukraine

Vienna, 20 August 2005. Raiffeisen International Bank-Holding AG (RI) (ISIN: AT0000606306) announces that it has entered into a definitive agreement to acquire Joint Stock Post Pension Bank Aval (Bank Aval) in Ukraine. Today, 20 August 2005, the negotiations ended successfully. As a result, RI will acquire 93.5 per cent of Bank Aval, provided the transaction is approved by the Ukrainian National Bank and other relevant authorities in Ukraine and Austria. Both parties have agreed not to disclose the purchase price.

For RI, Ukraine is a market of strategic importance in Eastern Europe. The Ukrainian economy had a real GDP growth rate of 12 per cent in 2004, and the country has a vigorously growing banking market. With this transaction, and its activities to date, RI will become the market leader in Ukraine. RI will now be able to considerably expand its position, especially in the retail business.

In terms of its balance sheet total, Bank Aval is currently Number Two on the Ukrainian banking market. At the end of 2004 the bank's balance sheet total was USD 2.1 billion, it had approximately 3 million retail customers, 210,000 corporate customers and 1,378 outlets.

For further information please contact:

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Phone: +43 (1) 71707 2089
Fax: +43 (1) 71707 2138
investor.relations@ri.co.at
http://www.ri.co.at

© Raiffeisen International 2005

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RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 23, 2005 - 9:02

Ad-hoc Announcement

Raiffeisen International: Semi-Annual Report 2005

Vienna, 11 August 2005

- Profit before tax advances by nearly 60 per cent
- 5.7 million customers
- Award as best banking group in Central and Eastern Europe (Euromoney, Global Finance)

Income Statement in EUR mn	H1/2005	H1/2004*
Net interest income after provisioning	472.3	309.0
Net commission income	180.3	139.4
Trading profit	123.5	91.8
General administrative expenses	(502.6)	(367.2)
Profit before tax	273.3	172.8
Profit after tax	221.1	134.5
Consolidated profit (without minorities)	185.8	96.8

Balance Sheet in EUR mn	30.06.2005	31.12.2004*
Equity (incl. minorities and profit)	2,957	2,177
Balance-sheet total	32,880	28,907

Regulatory information	30.06.2005	31.12.2004*
Core capital ratio (Tier 1), incl. market risk	10.9%	10.1%
Own funds ratio	12.8%	12.0%

Performance	H1/2005	FY/2004*
Return on equity (ROE) before tax	22.8%	22.2%
Return on equity (ROE) after tax	18.4%	17.6%
Cost/income ratio	59.9%	63.5%
Risk/earnings ratio	11.84%	17.13%

Resources	30.06.2005	31.12.2004
Number of staff	24,616	22,851
Business outlets	971	916

* Because of amended and new IFRS standards, comparative figures have been adjusted slightly.

© Raiffeisen International 2005

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RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 23, 2005 - 9:02

Ad-hoc Announcement
1st Quarter Interim Report

Vienna, 20th May 2005

- Balance-sheet total passes the € 30 billion mark
- First-quarter profit before tax plus 69 per cent
- Retail banking operations make a significant contribution to profit

Income Statement in € mn	Q1 2005	Q1 2004*
Net interest income after provisioning	230.2	138.0
Net interest income	83.5	60.3
Trading profit	55.1	47.8
General administrative expenses	(240.9)	(166.7)
Profit before tax	133.3	79.1
Profit after tax	109.3	60.3
Consolidated profit (without minorities)	92.8	44.9

Balance Sheet in € mn	Q1 2005	2004*
Equity (incl. minorities and profit)	2,271	2,177
Balance-sheet total	31,468	28,907

Key Ratios	Q1 2005	Q1 2004*
Core capital ratio (in %)	9.1	10.1
Return on equity (ROE) before tax (in %)	24.7	22.2
Return on equity (ROE) after tax (in %)	20.3	17.6
Cost/income ratio (in %)	59.9	63.5
Risk/earnings ratio (in %)	11.03	17.13
Number of staff on reporting date	23,558	22,851
Business outlets	941	916

*Because of amended and new IFRS standards, comparative figures have been slightly adjusted.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:02

Ad-hoc Announcement

Vienna, 27th April 2005

Exercise of greenshoe option the perfect end to a record IPO

Merrill Lynch and Raiffeisen Centrobank have decided to exercise the greenshoe option granted to them as joint lead managers and global bookrunners of the *Raiffeisen International Bank-Holding AG (Raiffeisen International)* IPO. The extra 4.47 million shares bring the total shares issued in the IPO to 34.27 million. This means that the *Raiffeisen International* IPO, with a volume of €1.11 billion, is the biggest IPO in Austrian stock market history.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:02

RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ad-hoc Announcement

Vienna, April 21, 2005

Issue price of RI shares fixed at 32.5 Euro

The issue price of the *Raiffeisen International Bank-Holding AG (RI)* IPO has been fixed at a price of EUR 32.5 per share. At this level the price per share is slightly below the top of the price range of EUR 27 to EUR 33 per share, defined at the beginning of April. The price reflects strong investor interest in the 29.8 million no-par-value shares, while taking into account recent developments in the broader market and is expected to create the right conditions for a successful start for the company on the Vienna Stock Exchange. The first day of trading is scheduled for Monday. The details of the allotment will be formalised on Friday morning.

© Raiffeisen International 2005

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RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2, 2006 - 12:07

RI acquires Russian Impexbank

Strong retail banking franchise with countrywide branch network. Forming largest foreign-owned banking group in Russia. Consistent focus on high-growth countries.



Raiffeisen International Bank-Holding AG (Raiffeisen International) acquires 100 per cent of Russian *JSC Impexbank* subject to the approval of the transaction by the *Central Bank of Russia* and relevant authorities in Russia and Austria. An agreement was signed between both parties in Vienna last night. The acquisition marks an acceleration of Raiffeisen International's existing retail strategy in Russia. With this acquisition, Raiffeisen International, a member of *RZB Group,* will become the largest foreign-owned banking group in Russia.

Successful retail bank with strong countrywide branch network

Impexbank was founded in 1993 and is owned by seven Russian companies. Its business focus is primarily on retail customers who are served through its nationwide distribution network of approximately 190 branches and offices as well as 350 consumer finance outlets. As of 30 June 2005, the bank showed total assets amounting to € 1.2 billion, a net income of € 9.0 million and it employed 4,320 people.

"This acquisition substantially enhances our market presence both regionally as well as with our target customer groups. With the strong regional presence of Impexbank in Russia we will stop our own ambitious branch expansion programme. We can now fully focus on attracting new retail and SME customers in the entire country", said Herbert Stepic, CEO of Raiffeisen International.

Purchase price: In the range of maximal USD 550 million



Raiffeisen International will pay the purchase price in two tranches. The first tranche of up to USD 500 million will be due upon presentation of the audited financial results of 2005. The second tranche of up to USD 50 million will be payable upon presentation of the audited financial results 2006. This results in a maximal purchase price of USD 550 million (plus a possible price adjustment resulting from the revaluation of a real-estate asset) for the full acquisition of Impexbank. "This acquisition is, due to the small overlap in the branch networks, commercially as well as strategically highly valuable for us. We save a minimum of four years versus organic branch development in Russia", Martin Grüll, CFO of Raiffeisen International, added.

Consequent focus on high-growth countries

The Russian banking market is by far the largest in Central and Eastern Europe (CEE). From January until October 2005, the market grew by 39 per cent in Euro-terms to € 263 billion in total assets. Comparing total assets with GDP shows the market's tremendous growth potential. While total assets account for 78.1 per cent of GDP in the new EU-Member states of Central Europe, this ratio is only at 42.5 per cent in Russia. Especially the business with private individuals and small and medium-sized enterprises (SME) shows high growth rates.

Largest foreign-owned banking group in Russia

With the acquisition of Impexbank Raiffeisen International becomes the largest foreign-owned banking group in Russia. Together, Raiffeisenbank and Impexbank will form the seventh largest bank in this market of 143 million inhabitants. The Russian banking market is highly concentrated and fragmented at the same time. More than 1,500 banks are registered in the country, while the Top Five accounted for 46.9 per cent of total banking assets at the end of 2004.

Raiffeisen International has been present in Russia since 1997 through its subsidiary *ZAO Raiffeisenbank Austria.* Raiffeisenbank showed total assets of € 3.0 billion as of 30 June 2005, placing it at Number 10 in the country. At the time the bank employed 1,312 people and operated 23 business outlets.

Raiffeisenbank has made its mark in the Russian corporate finance market through a series of debut transactions. It syndicated the first unsecured transaction to a non-state company for the leading retail chain *Pyaterochka* with a value of RUB 1.5 billion (approximately € 42.5 million). The financial magazine *Global Finance* has awarded Raiffeisenbank as "Best Syndicated Loans Arranger in Russia" in 2003 and 2005.

The expansion of its regional presence to Yekaterinburg, Novosibirsk and Samara has brought Raiffeisenbank numerous new customers in corporate and retail banking. The latter has seen almost a doubling of customer numbers to more than 200,000. As of 30 June 2005, the private loan portfolio exceeded USD 500 million. In October, the retail deposit volume surpassed the mark of USD 1 billion and the bank had issued 250,000 debit and credit cards.

Ninth successful acquisition since 2000

The purchase of Impexbank is Raiffeisen International's ninth acquisition since 2000. "We have shown and proven in the past that we are capable of integrating new units into the group swiftly and smoothly. This is also underlined by the current transformation process in Ukraine. We have acquired Bank Aval not even six months ago and we are well on time, this will also be the case with Impexbank", Stepic added.

* * * * *

Raiffeisen International operates one of the leading banking networks in CEE with 16 subsidiary banks and many leasing companies in 16 markets. 9.2 million customers are served via 2,400 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank and the central institution of the Austrian *Raiffeisen Banking Group*, the country's most powerful banking group.

Vienna, 1 February 2006

© Raiffeisen International 2006 ⇧ top

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December 23, 2005 - 9:12

RECEIVED
2006 MAR 28 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Vienna, November 23 2005

Raiffeisen International again with record results

Consolidated Profit up by 33.4 per cent to € 279.1 million; total assets up 20.2 per cent to € 34.7 billion. Return on equity at 22.1 per cent and cost/income ratio at 59.5 per cent. Market leader in Ukraine after acquisition of Bank Aval.

Raiffeisen International Bank-Holding AG (Raiffeisen International) has again reached record results for the 3rd quarter endorsing its growth trend. Profit before tax came to € 416.4 million, representing an increase of 28.3 per cent or € 91.8 million compared with the same reporting period 2004. Profit after tax amounted to € 334.9 million (28.3 per cent or € 73.8 million more than in the first nine months of 2004). Consolidated profit (after minorities) for the first three quarters registered the strongest growth with 33.4 per cent or € 70 million to € 279.1 million. Profit before tax for the third quarter amounted to € 143.1 million, slightly higher than the second quarter's good result of € 140 million. All figures according to International Financial Reporting Standards (IFRS).

"Our good quarterly results endorse the positive trend of the recent months. We have increased volumes and our customer base in all business segments, justifying the trust of our investors", commented Herbert Stepic, CEO of Raiffeisen International.

Significant increase in volumes of loans and deposits

Compared to year-end 2004, Raiffeisen International's total assets grew by 20.2 per cent to € 34.7 billion in the first three quarters of 2005. Loans and advances to customers increased by 28.8 per cent to € 20.9 billion, which is primarily attributable to the steep growth of the Retail Customers segment. Loans and advances to banks grew by 16.7 per cent to € 5.6 billion.

Deposits from customers rose by 18.8 per cent to € 21.6 billion, while deposits from banks grew by 18.2 per cent to € 7.8 billion.

The recently acquired JSPP Bank Aval is not included in this statement as it will only be consolidated into Raiffeisen International Group in the fourth quarter 2005.

Operating income surged

Operating income increased by 37.8 per cent or € 361 million to € 1,316.5 million in the first three quarters compared with the same reporting period of the previous year. The position growing most significantly was net interest income, which rose by 44.3 per cent from € 582.7 million to € 841.1 million. "We bring in the harvest of our pioneer role in Southeastern Europe and the CIS", said Martin Grüll, CFO of Raiffeisen International. "Our strong position in these two regions resulted in an improvement of the consolidated interest margin." The latter mentioned margin improved by 19 basis points to 3.53 per cent. Net interest income after provisioning surged by 42.0 per cent to € 721.6 million compared with the same reporting period of 2004. This resulted in an improvement of the risk/earnings ratio from 17.13 per cent at year-end 2004 to 14.21 per cent.

Compared with the year-earlier period, net commission income grew by 30.1 per cent or € 65.0 million to € 281.3 million. The increase in the Retail Customers segment (individuals and small and medium-sized enterprises) was mainly responsible for that growth. Significant income gains were achieved in all product areas. Especially fees from payment transactions, which accounted for 54 per cent of net commission income, rose by 28 per cent, or € 33.1 million, to € 150.7 million.

Trading profit was also significantly up again, with an increase of 24.8 per cent, or € 39.4 million, to € 198.2 million. By far the largest part of this profit, € 183.1 million (an increase of 27 per cent or € 39.3 million), represented currency business, of which in turn the majority derived from customer-related trading in foreign exchange and notes and coin business.

General administrative expenses rose by 40 per cent, or € 223.7 million, to € 782.8 million. Consequently the cost/income ratio improved from 63.5 per cent (full year 2004) to 59.5 per cent at the end of September 2005.

"We are very satisfied with our development. Despite massive investments in the expansion and modernisation of our branch network, our profitability is dynamic. Part of the reason was again a powerful boost in our Retail Customers segment", said Grüll.

Southeastern Europe and CIS-countries fuel growth

According to regional segmentation Southeastern Europe and the CIS-countries were the main growth drivers. Profit before tax rose by 36.5 per cent, or € 37.3 million, to € 139.5 million in the Southeastern European-segment and by 48.3 per cent, or € 31.3 million, to € 96.3 million in the CIS-segment. Central Europe contributed € 180.6 million (plus 14.7 per cent or € 23.2 million) to profit before tax. Compared with the third quarter of 2004, pre-tax profit allocation is becoming more and more evenly allocated across the regional segments: Central Europe 43 per cent (2004: 48 per cent), Southeastern Europe 34 per cent (32 per cent) and CIS-countries 23 per cent (20 per cent).

Retail business keeps developing favourably

The Retail Customers segment developed extremely favourably again. Profit before tax grew by 19.8 per cent, or € 14.1 million, to € 85.4 million. The segment accounted for 21 per cent of the group's pre-tax profit. The Corporate Customers segment's result increased by € 18 million, or 8.4 per cent, to € 232.7 million. The pre-tax profit of the Treasury segment rose by € 66.4 million, or 99.4 per cent, to € 133.2 million.

Continued rapid expansion of the sales network

The expansion of the local branch networks is developing rapidly. With 89 new business outlets compared to year-end 2004 the total number reached 1,005. Consequently, the number of staff increased by 12.5 per from 22,851 to 25,712.

Including the corporate clients, about 6.1 million customers were served at the end of September 2005, a plus of more than one million compared with year-end 2004.

Acquisition of Bank Aval closed

On 20 August, Raiffeisen International announced the acquisition of Bank Aval, the second-largest bank in the growth country Ukraine. This deal was closed on 20 October after the granting of all necessary approvals by the relevant authorities. With this acquisition, Raiffeisen International became the country's market leader. As of year-end 2004 Bank Aval had 1,378 business outlets and employed a staff of 17,933. With more than 3 million customers, the bank is by far the strongest retail bank in Ukraine, raising the total number of clients of Raiffeisen International to approximately 9.2 million.

Solid equity base

Equity (incl. minorities and profit) shown on the Raiffeisen International balance sheet increased by 41.8 per cent, or € 908 million, to € 3,085 million. Apart from the IPO's proceeds, which amounted to € 555 million after issuing costs, the change was mainly due to three factors: Current profit for the period contributed € 335 million. Dividend payments to the shareholders of Raiffeisen International and other group companies decreased equity by € 60 million. Finally, movements in the exchange rates of CEE currencies increased it by € 49 million (net of the capital hedge result).

Regulatory own funds rose by € 661 million from € 2,360 million to € 3,021 million. The regulatory own funds requirement (according to the Austrian Banking Law) amounted to € 2,007 million, which resulted in an increase of excess of own funds by € 225 million to € 1,014 million. The own funds ratio was unchanged at 12.0 per cent. The core capital ratio without market risk was at 11.6 per cent, the core capital ratio including market risk remained unchanged at 10.1 per cent.

Outlook and targets

Raiffeisen International's management expects an increase of consolidated profit for the full year 2005 (profit after tax excluding minority interests) by at least 50 per cent compared with the 2004 level (€ 209 million). This forecast does not take into account possible effects of the Bank Aval acquisition. We expect annual growth of the balance sheet total by about 20 per cent in 2006 and 2007.

The targets for 2007 are a return on equity (ROE) before tax above 25 per cent, a cost/income ratio below 60 per cent, and a risk/earnings ratio below 15 per cent.

© Raiffeisen International 2005

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ANNEX A.16

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December 23, 2005 - 9:12

RECEIVED
2006 MAR 28 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Vienna, November 3, 2005

Retail Boost in Russia for Raiffeisenbank

Retail deposits exceed USD 1 billion for the first time. More than 250,000 payment cards issued. New credit card product to be launched by year-end. Extensive branch development planned. Best possible Rating from Moody's in Russia.

ZAO Raiffeisenbank Austria, Moscow, the Russian subsidiary of Raiffeisen International, had attracted a total of more than USD 1 billion in retail deposits by the end of the third quarter 2005. This reflects an increase of 74 per cent compared to the year-end figures for 2004 of USD 576 million. The majority of deposits were made in the Moscow-based branches of Raiffeisenbank. According to CEA Interfax Raiffeisenbank ranks 8th in terms of private deposits in Russia.

"Russia is the largest market in our universe. The rapidly growing deposits display the high level of trust and confidence our clients have in us. This is also a result of the superior customers service quality which we are offering to our clients", noted Aris Bogdaneris, Member of the Managing Board of Raiffeisen International responsible for Retail Banking.

One of the main reasons for the high level of confidence of customers depositing money with Raiffeisenbank is its high reliability verified by Moody's Investors Services. Moody's has just upgraded the assigned rating of Raiffeisenbank for long- and short-term foreign currency deposits from Ba1/Not Prime to Baa2/Prime-2. This is the best possible rating for a private company in Russia as it is constrained by Russia's country ceiling which is Baa2 as well.

Number of Payment Cards issued by Raiffeisenbank exceeds 250,000.

At the end of the third quarter 2005 the number of payment cards, issued by Raiffeisenbank, exceeded 250,000. Raiffeisenbank is a principal member of VISA International and MasterCard International and issues all major types of bank cards for these payment systems for RUB, USD and EUR accounts including cards with credit limit.

"The cards business in Russia is growing rapidly. The positive effect is two-fold as it is paving the way towards a more secure cashless payment culture and it is also a valuable fee generator. Moreover we plan to launch a new credit card product by year-end", Aris Bogdaneris explained.

Raiffeisenbank's clientele demonstrates active usage of payment cards in shops and restaurants. The corresponding turnover accounts for 10 per cent of Visa International's total turnover in Russia. Raiffeisenbank cards transactions turnover amounts to USD 160 million per month. According to VISA International statistics, Raiffeisenbank is Number 2 in Russia in terms of retail sales volume.

In order to further improve services to its customers, Raiffeisenbank steadily increases the number of its ATM network, now totalling 300 machines. Many of them offer Euro withdrawals and are equipped with a cash deposit function. Raiffeisenbank ATMs also enable the clients to make mobile phone payments and "NTV+" monthly payments using Raiffeisenbank VISA and MasterCard cards

- payments are processed in real time mode.

23 new branches to be opened in the next 12 months

Within the next 12 months Raiffeisenbank intends to open 23 new branches in Moscow and in provincial towns in Russia, increasing the total number of branches up to 40. These openings are part of an extensive branch development programme to utilize the retail banking market potential in Russia. "There is still a huge potential for banking services in Russia. We intend to reap this potential by spreading out in Moscow and the provinces", Aris Bogdaneris stated.

Raiffeisenbank currently has 13 branches in Moscow and two branches in Saint Petersburg as well as regional branches in Ekaterinburg and Samara. Branch openings are planned among others in Nizhnij Novgorod, Krasnoyarsk, Perm and Chelyabinsk.

* * * * *

ZAO Raiffeisenbank Austria is a subsidiary of Raiffeisen International Bank-Holding AG (Raiffeisen International). As a universal bank its operations are equally focused on commercial, retail and investment banking activities. It has been operating in Russia since 1996 offering a wide range of services to companies and private clients. Raiffeisenbank is ranked 10th in terms of assets among Top Russian banks based on H1 2005 results and 4th in terms of consumer lending (CEA Interfax). The Bank was ranked 3rd in terms of mortgage lending based on H1 2005 results (RBC.Rating) and 1st in terms of car loans based on 2004 results (Autonews.ru).

Raiffeisen International is in charge of steering the subsidiaries of Raiffeisen Zentralbank Österreich AG (RZB) in Central and Eastern Europe (CEE). Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent. The balance is free-float, including shareholdings of the International Finance Corporation (IFC) and the European Bank for Reconstruction and Development (EBRD) of about three per cent each. Raiffeisen International operates the leading banking network in CEE with 16 subsidiary banks and numerous leasing companies in 16 markets. 9.2 million customers are served via 2,400 business outlets. In eight markets, the respective Network Bank ranks among the three largest local banks.

Raiffeisen International's balance-sheet total amounted to € 32.9 billion at the end of June 2005, which was 14 per cent more than at year-end 2004. Pre-tax profit for the first semester was € 273.3 million, 58 per cent more than for the same period of the previous year.

© Raiffeisen International 2005 ⇧ top

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Raiffeisen
INTERNATIONAL
Member of RZB Group

January 16, 2006 - 14:28


RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Kiev, 20 October 2005

Raiffeisen International closes acquisition of Bank Aval as scheduled

Raiffeisen International Bank-Holding AG (Raiffeisen International) has closed the acquisition of Joint Stock Post Pension Bank Aval (Bank Aval), the second-largest bank in Ukraine, as scheduled. All necessary approvals by the anti-monopoly authorities and the National Banks in Ukraine and Austria were obtained. The purchase price for the 93.5 per cent stake was USD 1.028 billion.

"Bank Aval is the leading retail bank in Ukraine. It fits perfectly into our strategy with its superior position in the retail business", said Herbert Stepic, CEO of Raiffeisen International, at a news conference in Kiev. Not only is the acquisition a milestone in Raiffeisen International's history, but also a positive signal to international investors with interest in Ukraine. Raiffeisen International intends to grow above all in retail banking and the countries of the CIS.

Bank Aval operates a country-wide network of 1,400 business outlets and serves more than 3 million customers, increasing Raiffeisen International's number of branches to 2,400 and the number of customers to 9.2 million in Central and Eastern European (CEE).

Number 1 in growth market

"This acquisition makes us the leading bank in Ukraine, one of the most promising banking markets in the growth region of Central and Eastern Europe", Stepic added. Together, Bank Aval and Raiffeisenbank reach a market share of 11.5 per cent by total assets, forming the largest banking group in this market of 50 million people. The banking market in Ukraine grows significantly: In 2004, the local banks' aggregated total assets increased by 30 per cent to € 19.6 billion.

The Ukrainian banking market is expected to continue to expand strongly, especially in the retail business. Rising incomes and therefore increasing prosperity will pave the way for products that are only marginally present in Ukraine today. According to current research, the credit card business should grow by 38 per cent per year until 2010, which would result in a market almost seven times larger by then. Auto loans should increase by 34 per cent and mortgage financing even by 56 per cent per year.

Integration main task for next year

"For the next one or two years, the integration of Bank Aval will be our main task", Stepic said. The transformation phase is scheduled for 18 to 24 months. During this time, back office functions will be bundled step-by-step and
IT-systems will be harmonized. "For the time being, both banks will concentrate on their respective strengths – Raiffeisenbank on the corporate business and Bank Aval on the retail business. We consider a full merger not earlier than 2007 or 2008", Stepic emphasized.

The anticipated cost-synergy effects will amount to € 5 million per year from 2008 onwards. "Our primary reason for this acquisition was not cost-synergy. Our reasons are the strong market position of Bank Aval, the superior distribution network and the good economic performance", Stepic explained.

Bank Aval and Raiffeisenbank with remarkable image values

In a survey conducted by the Center of Corporate Relations Studies in Kiev in July 2005, Bank Aval and

Raiffeisenbank were attested remarkable trust values. Both banks lead the way with 75 per cent attributing trust to both banks. Another study conducted by Gesellschaft für Konsumforschung (GfK) on brand awareness in spring 2005, shows Bank Aval as the most popular banking brand in Ukraine. It reached remarkable values of more than 60 per cent in unaided recognition and almost 90 per cent in aided recognition.

© Raiffeisen International 2006

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December 23, 2005 - 9:12

RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Vienna, 14 October 2005

Keen Interest in First Raiffeisen International Capital Markets Day

More than 80 analysts and investors attended the first Raiffeisen International Capital Markets Day. Focus of attention on acquisition of Ukrainian Bank Aval.

The first Raiffeisen International Bank-Holding AG (Raiffeisen International) Capital Markets Day was extremely well attended. More than 80 analysts and investors from around the world came to Vienna to learn first-hand about Raiffeisen International.

Herbert Stepic, CEO of Raiffeisen International, providing an outlook for 2005 said: "For this financial year we expect a strong profit increase". The Management Board expects group profits (after minorities) to be approximately 50 per cent above the level of last year (2004: € 209 million), excluding Bank Aval. For 2006 to 2007, the management anticipates an average total asset growth of 20 per cent per year.

For the year 2007 the company still targets a return on equity (ROE) before tax of at least 25 per cent, a cost/income ratio of below 60 per cent and risk/earnings ratio of below 15 per cent. Due to the continuously improving conditions in Central and Eastern Europe (CEE) the management board considers a core capital ratio (tier1) of 8 per cent as sufficient.

The main focus of the day was Raiffeisen International's most recent acquisition of Joint Stock Post Pension Bank Aval (Bank Aval). With a combined market share of about 12 per cent JSCB Raiffeisenbank Ukraine and Bank Aval are clear market leaders in Ukraine. The assets of Bank Aval have increased by almost 40 per cent to USD 2.9 billion in the first half of 2005. A balance sheet according to international financial reporting standards will be prepared for the financial report for the business year 2005.

The agreement on the purchase of Bank Aval was signed in Kiev on 20 August, 2005. The purchase price for 93.5 per cent of the shares was USD 1.028 billion. Raiffeisen International has committed itself to take over the shares of minority shareholders at the same price. The purchase price includes the cost of the shares of the authorized capital increase from February 2005 in the amount of approximately USD 100 million – of which 30 per cent were paid in August and the remaining 70 per cent will be paid by the sellers at the time of the closing of the transaction.

"The main emphasis for the next year is on the integration of Bank Aval. As the number one bank in Ukraine, we will fully utilize the potential of this 50 million people market. We now operate an area-wide network of approximately 1,400 branches and the most recognised banking brand in the country. Through this acquisition we have gained 3 million new customers to give the group a total of 9.2 million customers in the CEE-region. Dynamic growth will continue and in 2007 we aim to service 12 million customers", Stepic emphasized.

Raiffeisen International will conduct a Capital Markets Day annually in autumn, enabling the continuous information flow and exchange of views with the financial community on the top level. From 2006 onwards the Capital Markets Day will be held in a different capital in CEE each year.

© Raiffeisen International 2005

http://www.ri.co.at/eBusiness/rzb_template1/0,6589,184404838712238398-186029894961929664_186030265134423803_186032544956752596-263026950703893713-NA-3-EN,00.html

ANNEX A.19

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December 23, 2005 - 9:11


RECEIVED
2006 MAR 28 A 11: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Vienna, 7 September 2005

The Banker awards Raiffeisen International "Bank of the Year in Emerging Markets"

The Banker, the renowned magazine of the Financial Times Group, awarded Raiffeisen International Bank-Holding AG (Raiffeisen International) the global title "Bank of the Year 2005 in Emerging Markets". In addition, five of Raiffeisen International 's Network Banks in Central and Eastern Europe (CEE) were awarded "Bank of the Year" in their respective home markets. Raiffeisen Zentralbank Österreich AG (RZB), the main shareholder of Raiffeisen International, was chosen as "Bank of the Year" in Austria. The awards were presented at a reception ceremony in London yesterday.

The title "Bank of the Year" is awarded by The Banker for different regions, countries and categories. It is considered to be one of the most prestigious business awards. The decision is not only based on quantitative criteria, such as total assets or earning power, but also the development of state-of-the-art technical infrastructures and future-oriented strategies and their implementation.

Raiffeisen International is "Bank of the Year in Emerging Markets"

This is the first time The Banker has awarded one of its prestigious global awards to an Austrian company. Based on the jury's decision, Raiffeisen International is the global "Bank of the Year 2005 in Emerging Markets". "We feel great pride in receiving this award. Not only it is a confirmation of the quality of our CEE Network, but also a signal of the rising global importance of the region", said Herbert Stepic, CEO of Raiffeisen International.

First time award for Bulgaria, second for Serbia and Montenegro

Raiffeisenbank (Bulgaria), Sofia, was selected as "Bank of the Year" for the first time. With assets of € 1.1 billion as of June 2005, it is the fourth-largest bank in the country. Founded in 1994, the bank serves more than 150,000 customers through 60 business outlets.

Raiffeisenbank a.d., Belgrade, founded in the autumn of 2000, was the first bank in Serbia established by Western owners after the political changes. With assets of € 1.03 billion (as of June 2005), it has been the largest bank in the country since November 2004. After 2003, it was awarded "Bank of the Year" for the second time.

Consecutive winners in Albania, Belarus and Bosnia and Herzegovina

Raiffeisen Bank Sh.a., Tirana, Priorbank JSC, Minsk, and Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo, received the award "Bank of the Year" for the third consecutive year in their country categories. The Banker based the decision on the strong market presence of the banks, as well as their outstanding profitability.

Raiffeisen Bank Sh.a. was acquired by Raiffeisen International in 2004. It is by far the largest bank in Albania with total assets of € 1.7 billion as of June 2005.

Priorbank, based on its assets of € 590 million, is the largest private bank in Belarus, ranking third overall. With 42 business outlets and more than 1,800 staff Priorbank serves around 510,000 customers, including public institutions, small and medium sizes enterprises (SME), corporate and retail clients.

Raiffeisen Bank Bosna i Hercegovina d.d. became the largest local bank in 2000. Assets grew by 7.7 per cent in the first half of 2005 to € 1.1 billion. Continuing product innovations and high service quality distinguish the bank. As of mid-2005, the bank employed 1,100 staff and operated 67 business outlets. It is the only bank operating country-wide.

RZB is "Bank of the Year" in Austria

In addition, RZB was selected as "Bank of the Year" in Austria. "This award underscores our positive development and our success with Austrian corporate customers. It also shows that the award is not only based on size. With our service quality and innovative strength we have convinced the jury", said Walter Rothensteiner, CEO of RZB.

© Raiffeisen International 2005

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December 23, 2005 - 9:11

RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release
Vienna/Kiev, 30 August 2005

Raiffeisen International acquires the Ukrainian Processing Center

Vienna-based Raiffeisen International Bank-Holding AG (Raiffeisen International) has concluded negotiations to buy 100 per cent of the Ukrainian Processing Center (UPC) from its current owners. In accordance with an agreement between the two parties, the purchase price will not be disclosed.

Heinz Wiedner, Chief Operating Officer of Raiffeisen International, commenting on the deal said: "This purchase provides us with the technical ability to support our regional card business expansion in a cost efficient and high quality manner. It complements well our existing strategy to centralise card processing for the group and creates further economies of scale." Aris Bogdaneris, Board Member for retail banking, added: "The development of card products remains a top priority in our retail banking strategy."

Payment-card transactions are a rapidly growing market in Ukraine. According to the latest figures released by the National Bank of Ukraine for the first quarter of 2005, the number of transactions grew by 40 per cent compared to the same period of the previous year, with volumes growing even faster at 55 per cent.

The UPC will enhance the processing of ATM and POS transactions region wide and also providing a substantial boost to Raiffeisen International's existing card business in Ukraine.
The UPC is an independent transaction processing center, certified by major international financial corporations like Visa International, MasterCard, American Express, and Diners Club. The company was founded in 1997 with the aim of supporting the development of international and local non-cash payment systems. It serves 32 Ukrainian banks.

The UPC's main activities include the authorisation of international and local payment cards transactions, technical support of POS-terminals, ATM network development and management, as well as regional interbank clearing.

Raiffeisen International is the steering unit for the subsidiaries of Raiffeisen Zentralbank Österreich AG (RZB) in Central and Eastern Europe (CEE). Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent. The balance is free-float, including shareholdings of the European Bank for Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) of about three per cent each. Raiffeisen International operates the leading banking network in CEE with Network Banks and leasing companies in 16 markets. More than 5.7 million customers are served via approximately 970 business outlets. In eight markets, the respective Network Bank ranks among the three largest local banks.

Raiffeisen International is the steering unit for the subsidiaries of Raiffeisen Zentralbank Österreich AG (RZB) in Central and Eastern Europe (CEE). Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent. The balance is free-float, including shareholdings of the International Finance Corporation (IFC) and the European Bank for Reconstruction and Development (EBRD) of about three per cent each. Raiffeisen International operates the leading banking network in CEE with network banks and leasing companies in 16 markets. More than 5.7 million customers are served through almost 1,000 business outlets. Last week Raiffeisen

International announced the acquisition of a 93.5 per cent stake in Aval Bank, the Ukraine's second-largest bank. The acquisition is subject to approval of the National Bank of Ukraine and other relevant authorities in Ukraine and Austria.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 23, 2005 - 9:11

Press Release
Vienna, 29 August 2005

Start of Raiffeisen International share buy-back programme

Between August 30, 2005 and September 8, 2006 Raiffeisen International Bank-Holding AG (Raiffeisen International) will buy back up to 216,550 of its own shares. This represents up to 0.15 per cent of the company's share capital. The share buy-back will be used for a share incentive programme for top management of Raiffeisen International and affiliated companies.

Raiffeisen International is the steering unit for the subsidiaries of Raiffeisen Zentralbank Österreich AG (RZB) in Central and Eastern Europe (CEE). Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent. The balance is free-float, including shareholdings of the European Bank for Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) of about three per cent each. Raiffeisen International operates the leading banking network in CEE with Network Banks and leasing companies in 16 markets. More than 5.7 million customers are served via approximately 970 business outlets. In eight markets, the respective Network Bank ranks among the three largest local banks.

© Raiffeisen International 2005

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ANNEX A.22

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December 23, 2005 - 9:11

RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Vienna, 11 August 2005

Raiffeisen International with strong Half-year Results

Pre-tax profit up by 58 per cent to € 273 million; Total Assets grew by 14 per cent to € 32.9 billion. Customer base considerably enlarged: 5.7 million.

Raiffeisen International Bank-Holding AG (Raiffeisen International) has reported very good results for the first half year 2005. Profit before tax came to € 273.3 million, representing an increase of 58 per cent or € 100.5 million compared to the same reporting period 2004. Profit after tax amounted to € 221.1 million (64.3 per cent or € 86.6 million more than in the first semester 2004). All figures according to International Financial Reporting Standards (IFRS).

The consolidated profit for the second quarter is also on the upswing, slightly surpassing the first quarter (€ 92.8 million) to € 93 million. Compared to the same quarter of the previous year this reflects an increase of 79 per cent (Q2 2004: € 51.9 million). The consolidated profit for the first half year 2005 surged by 91.9 per cent to € 185.8 million (HY 04: € 96.8 million).

Herbert Stepic, CEO of Raiffeisen International, commented on the results: „The half-year figures are a seamless continuation to the successful year 2004 and the first quarter 2005. We have improved our results in all business segments with growing customer numbers and higher volumes, building a solid foundation for positive future development."

Total Assets grew by 13.7 per cent to € 32.9 billion

Compared to the year-end 2004 total assets grew by 13.7 per cent to € 32.9 billion. Loans and advances to customers increased by 17.6 per cent to € 19.1 billion, which is primarily accounted for by the steep growth in the retail business segment. Loans and advances to banks grew by 20.8 per cent to € 5.8 billion.

Deposits from customers surged by 12.5 per cent to € 20.4 billion. At the same time deposits from banks grew by 11.2 per cent to € 7.4 billion.

Significant increase in Operating Income

Operating income increased rapidly during the first half of 2005, growing by 42.3 per cent or € 249.3 million to € 838.3 million. The fastest-growing item was the Net interest income, which rose by 50 per cent from € 358.1 million to € 535.7 million. It thus grew slightly faster than the total assets on annual comparison, which is primarily caused by an improvement in the interest margin by 26 basis points to 3.48 per cent.

With 29.1 per cent the increase in the Provisioning for impairment losses (by € 14.3 million to € 63.4 million; almost exclusively in the retail customers segment) was considerably lower than the increase in Net interest income. This results in an improvement of the Risk/Earnings ratio to 11.8 per cent.

General administrative expenses rose by 36.8 per cent or € 135.4 million – slower than the Operating income – to € 502.6 million. Consequently the Cost/income ratio improved from 63.5 per cent (for the full year 2004) to 59.9 per cent.

With € 355.8 million the Operating result was 51.4 per cent higher compared to the same period last year.

91 per cent profit surge in Southeastern Europe segment

According to the geographical segmentation the main growth driver in comparison to the previous year was the Southeastern Europe segment. The profit before tax surged by 90.9 per cent or € 42.1 million to € 88.1 million. The segment of the CIS-countries improved its results by 76.3 per cent or € 27.1 million to € 62.4 million, while the Central Europe segment generated a pre-tax profit of € 122.7 million, which is 34.5 per cent or € 31.3 million more than in the first six months of 2004. Compared to last year the pre-tax profit allocation is becoming more and more even across the geographical segments: Central Europe 45 per cent (2004: 53 per cent), Southeastern Europe 32 per cent (27 per cent) and CIS-countries 23 per cent (20 per cent).

5.7 Million Customers

Looking at individual customer segments, Retail Customers showed an extraordinary development. Profit before tax grew by € 34.0 million or 143 per cent to € 57.8 million. The Retail Customer segment accounted already for 21 per cent of the group's profits. The Corporate Customer segment generated a pre-tax Profit of 155.6 million (plus 22 per cent or € 27.8 million). The Treasury segment contributed € 86.4 million (plus 156 per cent or € 52.7 million). Although the Corporate Customers segment exhibited the slowest growth of all three operational segments in absolute and relative terms, it still accounted for the biggest slice of overall profit, namely 57 per cent.

Martin Grüll, CFO of Raiffeisen International, values the rapid expansion of the retail customers segment as a crucial factor for long-term success: "We focus on the business with private individuals and SME´s. The success of our strategy is underscored by the rapid growth in our customer base. In the second quarter alone we have acquired more than 350,000 new clients, building a superb basis for our sustainable future earnings growth." Including corporate clients 5.7 million customers were serviced at the end of June 2005, which is more than 1.3 million more than at the same time last year.

Improved equity base

The equity shown on Raiffeisen International's balance sheet increased by 36 per cent or € 781 million to € 2,957 million. Apart from the proceeds from the IPO, which amounted to € 555 million after issuing costs, the change was largely due to three factors: Current profit for the period contributed € 221 million. Secondly, dividend payments to the shareholders of Raiffeisen International diminished equity by € 60 million. Finally, movements in the exchange rates of CEE currencies increased equity by € 42 million (net of the capital hedge result).

Regulatory own funds increased by € 626 million from € 2,360 million to € 2,986 million. The regulatory own funds requirement increased by € 295 million to € 1,866 million. These changes increased excess own funds position by € 331 million to € 1,120 million. The own funds ratio was 12.8 per cent after 12.0 per cent at year-end 2004. Hence, the core capital ratio (tier-1) also rose significantly after the IPO by 0.8 percentage points to 10.9 per cent.

Rapid expansion of business outlet network

The expansion of local business outlets continues at high pace. With 55 new business outlets since the end of 2004 the total number of business outlets increased to 971 by the end of June 2005. Hence, the number of staff also increased by 7.7 per cent from 22,851 to 24,616.

Raiffeisen International is the steering unit for the subsidiaries of Raiffeisen Zentralbank Österreich AG (RZB) in Central and Eastern Europe (CEE). Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent. The balance is free-float, including shareholdings of the European Bank for Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) of about three per cent each. Raiffeisen International operates the leading banking network in CEE with Network Banks and leasing companies in 16 markets. More than 5.7

million customers are served through more than 970 business outlets.

© Raiffeisen International 2005

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ANNEX A.23

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December 23, 2005 - 9:10

RECEIVED
2006 MAR 28 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Vienna/Bucharest, 12 July 2005

Raiffeisen Bank and Altex launch a new consumer financing company

Bucharest-based Raiffeisen Bank S.A. and Altex, Romania's largest retailer of household appliances and electronic devices, signed an agreement yesterday to set up a consumer financing company called CREDEX. According to the agreement Altex will hold the majority stake in the new company which will start operating in Media Galaxy stores by the end of September.

"The trend in the Romanian market for consumer financing is to specialize. In order to provide this product Raiffeisen Bank has decided to establish this partnership with Altex as it is an important and well-known company. Each of the shareholders has its strengths: Altex's network of shops has a constant customer flow, while the Bank brings in the know-how and the financing resources", said Mr. Steven van Groningen, President & CEO of Raiffeisen Bank.

"CREDEX was established to meet our customers' needs; it is a unique player in this market, mixing the advantages of consumer loans provided in-store – i.e. speed, accessibility, minimum number of required documents - with those specific to banks – i.e. low costs, flexibility or higher loan amounts. In a nutshell, it is "your bank in the store", said Mr. Dan Ostahie, President & CEO of Altex.

The volume of loans for 2006 is expected to be more than EUR 100 million. The two shareholders are committed to invest EUR 20 million into CREDEX as the company develops. CREDEX will develop new financing opportunities for various customer categories based on the partnership between Altex, with an over 13 year retail experience, and Raiffeisen Bank – the most dynamic bank for the retail sector in Romania. Specialized consultancy for the conclusion of the contract is being provided by two law firms; David&Baias (for Altex) and Vilau&Mitel (for Raiffeisen Bank).

Altex has the largest network of household appliances and electronics shops in Romania, operating over 125 units in all counties. Altex provides competitive and flexible financing plans for its customers, allowing access to state-of-the-art products for all categories of consumers.

Raiffeisen Bank is a universal bank providing high quality services and products to individuals, SMEs and large corporations. As of 31 December 2004, the bank serviced more than 1.5 million retail customers (of which 96,000 are SMEs) and 3,500 large and medium-sized corporations. Its major shareholder is Raiffeisen International Bank Holding AG with 99.44 per cent ownership.

Raiffeisen International is the steering unit for RZB's subsidiaries in CEE. Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent of the company and the balance is free-float. Raiffeisen International operates the leading banking network in CEE with 15 Network Banks and 14 leasing companies in 16 markets. More than 5.2 million customers are served via approximately 950 business outlets. In eight markets, the respective Network Bank rank among the three largest local banks.

© Raiffeisen International 2005

ANNEX A.24

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December 23, 2005 - 9:10

RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release
Vienna, 7 July 2005

Raiffeisen International awarded Best Banking Group in CEE

Euromoney, the renowned British finance magazine, has chosen Vienna-based *Raiffeisen International Bank-Holding AG (Raiffeisen International)* together with its major shareholder *Raiffeisen Zentralbank Österreich AG (RZB)* as *Best Bank in Central and Eastern Europe (CEE)*. In addition, Raiffeisen International received three country awards for Albania, Belarus as well as Serbia and Montenegro and RZB received the award for Austria. The "Euromoney Awards for Excellence" are decided by the magazine's editors, the official award ceremony will take place in London later this month.

Raiffeisen International received the *Best Bank in CEE* award from Euromoney in 1999, last year it was chosen by Euromoney the Most innovative Bank in CEE. Herbert Stepic, CEO of Raiffeisen International and Deputy General Manager of RZB, said, "We consider this popular award to be recognition of our strategy and our commitment to the region. It also acknowledges Raiffeisen International's very successful Initial Public Offering earlier this year."

Best Bank in Albania
Raiffeisen Bank Sh.A. was awarded the title Best Bank in Albania. It was acquired by Raiffeisen International in 2004 and since then modernized and restructured. Last year the Bank began serving retail clients in addition to existing SME and corporate customers.

Best Bank in Belarus
Priorbank JSC was awarded the title Best Bank in Belarus. Priorbank joined the Raiffeisen International Group in 2003 and is the country's third largest bank. It is a market leader in the card business and introduced, in co-operation with EBRD and IFC, co-financing lines for SMEs.

Best Bank in Serbia and Montenegro
Raiffeisenbank a.d. has commenced operations only in 2001 and has already been decorated with the Best Bank in Serbia and Montenegro award for the fourth consecutive year. Raiffeisenbank is the largest bank of the country in terms of assets and the market leader in deposits and loan volumes.

RZB – Best Bank in Austria
Raiffeisen International's major shareholder, RZB, received for the first time the award for the Best Bank in Austria from Euromoney. RZB, the central institution of the Austrian Raiffeisen Banking Group, has displayed dynamic growth in assets, profitability and market share.

Raiffeisen International is the steering unit for RZB's subsidiaries in CEE. Its shares are traded on the Vienna Stock Exchange. RZB owns 70 per cent, the balance is free-float. Raiffeisen International operates the leading banking network in CEE with 15 Network Banks and 14 leasing companies in 16 markets. More than 5.2 million customers are served via approximately 950 business outlets. In eight markets, the respective Network Bank ranks among the three largest local banks.

© Raiffeisen International 2005

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December 23, 2005 - 9:09

RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Raiffeisen Bank decorated as Best Bank in Poland

Gazeta Bankowa ranks the country's best banks

Raiffeisen Bank Polska S.A., a full subsidiary of *Raiffeisen International Bank-Holding AG* (Raiffeisen International), was awarded the title "Best Bank in Poland 2005" by the country's leading industry magazine, Gazeta Bankowa. After finishing as runner-up last year, the No. 1 position validates the successful path the bank has chosen. *PKO Bank Polski* ranked second this year after winning in 2004 and *Bank BPH* came in third, as last year.

The jury's ranking criteria comprised, among others, financial data, structure of the loan portfolio, growth dynamics and efficiency. Furthermore, quality of management, consistency of strategy, corporate governance and not least the customers' opinion were assessed. Raiffeisen Bank scored 89 of 100 possible points. Herbert Stepic, Raiffeisen International's Chairman of the Managing Board, values the award as a confirmation of the bank's successful path, namely to focus on small and medium-sized enterprises and the country's middle-class private customers.

Raiffeisen Bank Polska increased its balance-sheet total by 45 per cent to € 2.7 billion in 2004. Its pre-tax return on equity of 18.6 per cent was the highest among the large local universal banks. *Raiffeisen International* operates the leading banking network in Central and Eastern Europe with 15 network banks and 14 leasing companies. In approximately 950 business outlets more than 5.2 million customers are served in 16 markets of the region.

© Raiffeisen International 2005

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RECEIVED
2006 MAR 28 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 23, 2005 - 9:09

Press Release

IFC invests USD 200 Million in Raiffeisen International

Vienna, June 20, 2005 – The International Finance Corporation, the private sector arm of the World Bank Group, today signed an agreement with Raiffeisen International Bank-Holding A.G., to provide capital to support Raiffeisen's expanding banking network in Central, Eastern, and Southern Europe. IFC's investment takes the form of loans to Raiffeisen subsidiaries in Belarus, Russia, and Serbia.

"IFC's partnership with the Raiffeisen group dates back to 1987, when the group set up operations in Hungary. Since then, IFC has supported Raiffeisen in the creation of an extensive banking and finance company network in the region, from Hungary to Belarus, Bosnia, and Russia. We are pleased to see the company extend its network of banks and finance companies to 15 countries, where they are leading players in their respective local markets. We are proud to be a shareholder of Raiffeisen International," said Edward Nassim, IFC's director for Central and Eastern Europe.

Herbert Stepic, chairman of the board of management of Raiffeisen International, said, "We welcome and appreciate the continued support of IFC, our long-time partner in many earlier projects. The outlook for growth and profits in the region continues to be excellent, and we are well positioned to meet the challenges in all of our key markets. We will continue to grow rapidly across the region."

Khosrow Zamani, IFC's director for Southern Europe and Central Asia, added, "Raiffeisen's growth supports a critical mission for IFC, in bringing international standards and excellent banking services and products to corporate and retail customers in the region, and in helping spur the growth of small and medium businesses and mortgage financing by making long-term credit available."

Mr. Stepic added, "With the loan facilities from IFC, we are even better able to provide competitive financing, especially to smaller enterprises, as they are the backbone of any economy. Their development is particularly important to strengthen economies further, particularly in Belarus, Russia, and Serbia."

Raiffeisen International, a recently-listed company at the Vienna Stock Exchange, is 70 percent owned by Raiffeisen Zentralbank Österreich AG (RZB). RZB is the central institution of the Austrian Raiffeisen Banking Group, the country's leading banking group. RZB also considers Central and Eastern Europe part of its home market. Through Raiffeisen International, it operates a network of 15 subsidiary banks and 14 leasing companies. Combined, these have about 950 business outlets, serving more than 5 million customers in 16 markets across the region.

The mission of IFC (www.ifc.org) is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY04, IFC has committed more than $44 billion of its own funds and arranged $23 billion in syndications for 3,143 companies in 140 developing countries. IFC's worldwide committed portfolio as of FY04 was $17.9 billion for its own account and $5.5 billion held for participants in loan syndications.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group


RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 23, 2005 - 9:08

Press Release
Raiffeisen International to be included in ATX five

As of Monday, June 20th, 2005 the shares of Raiffeisen International will be included in the ATX five of the Vienna Stock Exchange. They will replace the shares of Wienerberger AG.

The ATX five is calculated and published by the Vienna Stock Exchange on a real-time basis. It comprises the five shares with the highest weighting in the ATX (Austrian Traded Index).

© Raiffeisen International 2005 top


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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:08

Press Release

RZB Group in the leading position in a dynamically developing South East Europe

Raiffeisen International shows the highest market coverage and has a leading presence in seven markets. Balance-sheet total in the region at € 10.4 billion; 3.35 million customers. Raiffeisen Research sees significant progress on EU integration. Strong growth in SEE likely to continue at an average rate of almost 5 per cent.

On the occasion of the annual meeting of the *European Bank for Reconstruction and Development (EBRD)* in Belgrade the RZB Group, steered by *Raiffeisen Zentralbank Österreich AG (RZB)*, presented its most recent research report about South East Europe.

Herbert Stepic, CEO of *Raiffeisen International Bank-Holding AG (Raiffeisen International)*, underlined that Raiffeisen International showed a very good development in South East Europe. According to the First Quarter Interim Report 2005, which was presented on Friday, Raiffeisen International's balance-sheet total in the region reached € 10.4 billion. "We have the most extensive market coverage of all banks in the region and show excellent positions: our banks are the largest in Serbia and Montenegro, Bosnia and Herzegovina and Albania. We rank second in Kosovo, where we run a separate unit, third in Romania and are on the fourth position in Bulgaria and Croatia", Stepic said.

Increasing profit contribution

Martin Grüll, CFO of Raiffeisen International, is very positive about the development of South Eastern Europe. "The region contributed a first-quarter pre-tax profit of € 15.0 million in 2004, this year it increased to € 44.3 million. This is already one third of our entire profit", Grüll stated. The return on equity before tax in the region amounts to 24.9 per cent after 15.2 per cent in the first quarter of 2004. The main driver of the growth within the region was retail banking business. Out of its currently 5.27 million retail customers, Raiffeisen International services 3.35 million in South East Europe through a network of 494 business outlets.

Number 1 position in Serbia and Montenegro

In the autumn of 2000, Raiffeisenbank became the first bank set up by Western owners in Serbia and Montenegro following the political upheavals. It began operations in mid-2001 and quickly developed into one of the country's fastest-growing and most prominent banks. It had a balance-sheet total of € 875 million with a sales network of 27 banking outlets at year-end 2004. "We managed to become number one in just 3.5 years, today we have a market share in terms of assets of almost 15 per cent", said Bosko Kostic, CEO of Raiffeisenbank.

Overall promising development of South Eastern Europe

"In 2004, Austria has invested € 5.8 billion abroad, 40 per cent of which was spent in South East Europe alone", said Peter Brezinschek, Chief Economist at RZB and head of *Raiffeisen Research*. Consequently, Austrian investments in the SEE region account for between 20 and 43 per cent of total foreign direct investments. "Even if it is a long journey to close the gap to Central European countries in terms of foreign direct investments, this reflects a tremendous increase in confidence in those countries", adds Brezinschek.

Since 2000, the dynamics of the SEE-business cycle have been constantly outpacing the growth of the new EU-member states in Central Europe. Even modest growth figures in the Eurozone did not affect growth pattern in Central Europe and SEE. "The strong growth will continue in SEE at an average rate of almost 5 per cent", states Brezinschek. Exports would be the driving force in the whole region while the ongoing orientation towards the EU would characterize a structural shift of economies. But this structural shift will not be strong enough to respond to the substantial rise of domestic demand. Hence the likelihood of increasing current account deficits is quite high. This would be accompanied by rising debt levels, which in turn would require a prudent fiscal policy.

"The change in market sentiment is most evident in the Eurobond market", says Brezinschek. Yield spreads of SEE government issues diminished significantly in the past three years. Spread differentials of 50-60 basis points for Croatian, Bulgarian and Romanian vs. German bonds in Euro currency are comparable to yield premiums recorded for Austrian bonds in the years before the introduction of the Euro. Concerns about French EU-referendum may trigger some temporary spread widening. But an additional 10 basis points spread increase will be recommended as a buying opportunity for SEE-Eurobonds.

© Raiffeisen International 2005

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December 23, 2005 - 9:07


RECEIVED
2006 MAR 28 A 11:23

Successful first quarter 2005

Balance-sheet total exceeds € 30 billion. First-quarter profit before tax plus 69 per cent. Retail Banking contributes with significantly higher profits. New leasing company in Kazakhstan.

The group managed by *Raiffeisen International Bank-Holding AG (Raiffeisen International)* published its first interim report and considerably outperformed almost all results of last year's first quarter. The company reached a first-quarter profit before tax of € 133.3 million. Compared with the same period of the previous year, this corresponds to an increase of 68.5 per cent or € 54.2 million (Q1 2004: € 79.1 million). First-quarter profit after tax amounted to € 109.3 million, reflecting a growth of 81.3 per cent. *All figures are based on International Financial Reporting Standards (IFRS).*

Herbert Stepic, CEO of Raiffeisen International, is pleased with the results: "Not only did we have a very successful initial public offering, we also had a very good start in the current business year. Matching and even exceeding the good results of 2004 confirms the successful path we have been following for years. The results of the first quarter are fully in line with our budget for the entire business year 2005."

Balance-sheet total exceeds € 30 billion

The balance-sheet total of Raiffeisen International reached € 31.5 billion in the first quarter, an increase of 8.9 per cent compared with year-end 2004. Compared with the first quarter 2004, it even grew by 48 per cent or € 10.2 billion. Deducting the € 1.5 billion stemming from the acquisition in Albania in April 2004, the growth rate was still 41 per cent. Loans and advances to customers increased by 8.8 per cent to € 17.7 billion. In relative terms, the strongest growth of credit business was recorded in Southeastern Europe. Loans to small and medium-sized customers showed the largest increase in Central Europe.

Deposits from customers grew by 6.2 per cent to € 19.3 billion. Deposits from banks showed an increase of 15.4 per cent during the first three months of 2005 compared with the year-end 2004 and reached € 7.6 billion.

Operating income increases by almost 50 per cent

Compared with the first quarter of 2004, Raiffeisen International's operating income increased significantly by 47.9 per cent or € 130.1 million to € 401.8 million. The main driver was Net interest income which grew by 56.6 per cent to € 258.7 million., Thanks to an improvement of the interest margin by 25 basis points to 3.45 per cent, the growth rate of net interest income exceeded that of the balance-sheet total.
Administrative expenses grew less than operating income (by 44.5 per cent to € 240.9 million), and consequently Cost/income ratio improved to 59.9 per cent. The average number of employees increased by 23 per cent or 4,258 to 22,943. Approximately 1,000 thereof stem from Raiffeisenbank in Albania, which was consolidated for the first time in April 2004.

Operating result grew by 53.2 per cent or € 55.9 million reaching € 160.9 million. Despite significantly higher credit volumes, Provisioning for impairment losses increased only slightly versus the first quarter of 2004 by 4.8 per cent to € 28.5 million.

Equity continued to grow

Equity shown on Raiffeisen International's Balance Sheet increased by 4 per cent or € 94 million to € 2,271 million between year-end 2004 and the reporting date. Current profit for the period contributed € 109 million and movements in the exchange rates of Central and Eastern European currencies further increased equity by € 38 million. Dividend distributions to the shareholders of Raiffeisen International and other shareholders of Group-members in respect of the 2004 financial year diminished equity by € 55 million.

Regulatory own funds increased by € 58 million or 2.5 per cent to € 2,418 million. Those own funds compared with a Regulatory own funds requirement of € 1,762 million. That was € 191 million more than at year-end 2004, reducing Raiffeisen International's Excess own funds position by € 133 million to € 656 million. Its Own funds ratio was 11.0 per cent, compared with 12.0 per cent at year-end. The Group's Core capital ratio also fell by a percentage point to 9.1 per cent. The IPO in April has substantially increased those values.

Return on Equity before tax (profit before tax divided by equity) improved versus year-end by 2.5 basis points to 24.7 per cent.

Retail Banking with significant profit contribution

The business segment *Retail Banking* showed the strongest growth among all segments and increased its profit before tax from € 3.3 million in the first quarter 2004 to € 27.7 million in the first quarter 2005. Martin Grüll, CFO of Raiffeisen International, considers this development a real success story: "The retail business has started galloping, and growth rates with private individuals and small and medium-sized companies exceed our expectations. Due to our excellent relationship with supranational financial institutions we are in the position to support local commercial customers with longer-term financing. Such products are naturally highly demanded." The number of retail customers exceeded the number of 5 million during the first quarter and reached 5.27 million as of 31 March. The contribution of this segment to the Group's overall profit was at break-even level in the first quarter of 2004, in the meantime it contributes 21 per cent. Return on equity (before tax) reached 18.9 per cent.

Raiffeisen International's biggest and most profitable business segment still remains the *Corporate Customers* segment. It delivered first-quarter Profit before tax of € 80.5 million to account for 60 per cent of the Group's total profit. The 19.6 per cent increase in profit before tax was mainly attributable to a further improvement in its risk position after extraordinary provisioning for impairment losses incurred in the first quarter 2004. This segment's return on equity before tax reached 31.5 per cent.

The *Treasury* segment recorded a growth of 66.4 per cent to € 37.6 million. Both the significantly increased Net interest income and slightly reduced General administrative expenses contributed to this strong growth. Pre-tax return on Equity reached 34.6 per cent. The loss in *Participations and Other* was reduced by € 1.7 million to € 12.5 million.

You can download the *First Quarter Interim Report 2005* from http://www.ri.co.at.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:06

Press Release
Financial calendar 2005

Date	Event
4 April 2005	Financial statement press conference, annual report 2004
6 May 2005	Beginning of the Quiet Period*
20 May 2005	Quarterly financial statement Q1, Conference Call
28 July 2005	Beginning of the Quiet Period*
11 August 2005	Quarterly financial statement Q2, Conference Call
14 October 2005	Capital Markets Day
9 November 2005	Beginning of the Quiet Period*
23 November 2005	Quarterly financial statement Q3, Conference Call

*Quiet Period: Two-week period before the publication of the quarterly financial statements. During this period we do not hold investor or analyst meetings.

Don't want to miss anything? Please take advantage of our E-Mail Service to be informed of the latest dates and news regarding Raiffeisen International.

© Raiffeisen International 2005

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RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 23, 2005 - 9:06

Press Release

Vienna, 28 April 2005

Raiffeisen International included in ATX index

As of today, shares of *Raiffeisen International Bank-Holding AG (Raiffeisen International)* are included in the Austrian Traded Index (ATX), in accordance with a decision by the ATX committee taken in an extraordinary meeting on 18 April 2005.

The current index market capitalization of € 2.77 billion means that the RI shares have a weighting of 7.58 per cent in the ATX at the present time. The ATX consists of 22 shares, with RI ranking fourth behind Erste Bank, Telekom Austria and OMV.

The ATX consists of the shares of the *Vienna Stock Exchange's prime market* with the highest liquidity and capitalization. Shares of RI are included in the ATX because the capitalization of the free float, based on the issue price, has a weight of more than three per cent of the ATX.
* * * * *
Note to the Editors:

ATX calculation by the Vienna Stock Exchange as of April 28, 2005:

Title	**Weight in %**
ERSTE BANK	19,29830334
TELEKOM AUSTRIA	15,04305894
OMV	14,75613411
RAIFFEISEN INTERNATIONAL	7,579205458
BANK AUSTRIA CREDITANSTALT	7,462578611
WIENERBERGER	6,862481094
VOESTALPINE	4,140718791
VERBUNDGESELLSCHAFT	3,982308139
BETANDWIN.COM	3,906872653
EVN	2,93247613
BOEHLER-UDDEHOLM	2,275826266
FLUGHAFEN WIEN	2,132138411
MAYR-MELNHOF KARTON	1,851075045
ANDRITZ	1,638545725
RHI	1,416207619
GENERALI HOLDING VIENNA	1,286708661
AGRANA	0,713110634
SEMPERIT	0,649333195
BWT	0,598674252
SCHOELLER-BLECKMANN	0,594180333
PALFINGER	0,536299329
AUSTRIAN AIRLINES	0,343763272
Total	100

The guidelines for the ATX can be accessed at http://www.wienerboerse.at/mmdb/12/3/2439.pdf

© Raiffeisen International 2005

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December 23, 2005 - 9:06

Press Release

Vienna, April 22, 2005

Raiffeisen International IPO breaks all records

Biggest IPO in the history of the Vienna Stock Exchange. Record high demand from Austrian retail investors. Offer receives global attention. Book 22-times over-subscribed. Reduced allocation necessary. Strong signal for the Austrian capital market.

The Initial Public Offering (IPO) of *Raiffeisen International Bank-Holding AG (Raiffeisen International)* is, with a volume of € 1.11 billion, subject to the exertion of the option to cover for over-allotments, the biggest IPO in the history of Austria. It has attracted a record high demand from investors in Austria and abroad. The offering of 29.8 million shares generated orders for almost 680 million shares, an over-subscription of about 22 times. Austrian retail investors alone placed about 84,000 orders for a total of more than 34 million shares of Raiffeisen International.

"We could have placed the entire offering with retail investors in Austria. We are delighted with investor confidence in our company. The enormous demand reflects the strong position of Raiffeisen in Austria", says Walter Rothensteiner, CEO of *Raiffeisen Zentralbank Österreich AG (RZB)* and Chairman of the Supervisory Board of Raiffeisen International. "This issue shows once again the placing power of the Raiffeisen Banking Group and underlines the top-position of Raiffeisen Centrobank for issues on the Vienna equity market", adds Rothensteiner.

Herbert Stepic, CEO of *Raiffeisen International*, values this IPO as a sign of the vitality of the Austrian capital market. "Demand from Austrian retail as well as institutional investors was € 4 billion. International institutional investors have also shown great interest in *Raiffeisen International*. Our growth strategy has experienced enormous resonance, with major orders coming in from Europe, the U.S., and Asia, sometimes in the hundreds of million of Euros", says Stepic.

Raiffeisen International had shortened the subscription period for retail investors by a week and for institutional investors by one day. Nevertheless there will be reductions in the allocation, due to the significant excess in demand. Raiffeisen customers will receive a preferred allocation for orders up to € 7,500. All orders from Raiffeisen customers will receive a maximum 216 shares (€ 7,020), which is about 50 per cent of the average value of total Raiffeisen customer orders. Smaller orders will be allocated fully. Due to the massive over-subscription other orders, in many cases, will receive no or significantly reduced allocation.

The issue price for the 29.8 million shares on offer has been fixed at € 32.5, valuing the deal at € 968.5 million. The 13.3 million shares resulting from a capital increase will provide € 432.25 million (without the option to cover for over-allotments) which will be used to fund further growth of Raiffeisen International. An additional 16.5 million shares are being sold by existing shareholders.

There is also an option to cover over-allotments of 15 per cent (4.47 million shares), which can be exercised by the lead managers within 30 days of the underwriting of the agreement. If this option is exercised the volume will increase to 34.27 million shares valuing the deal at € 1.11 billion.

At 72 per cent of the common stock (70 per cent, if the option to cover for over-allotments is exercised) RZB will remain majority shareholder of Raiffeisen International. The remaining 28 per cent (30 per cent) will be free-float. The existing shareholders *International Finance Corporation*

(IFC) and *European Bank for Reconstruction and Development (EBRD)* will remain with a share of about 3 per cent each.

© Raiffeisen International 2005


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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:05


RECEIVED
2006 MAR 28 A 11:23

Press Release
Vienna, April 19, 2005

Raiffeisen International shortens offer period for Institutional Investors

The subscription period for shares in the Initial Public Offering of *Raiffeisen International Bank-Holding AG (Raiffeisen International)* will also be shortened for Institutional Investors. The offer period will end on April 21, 2005 at 8.00 a.m. (CET) instead of the previously announced date of April 22, 2005. Last week Raiffeisen International also shortened the offer period for Austrian retail investors from April 21, 2005 to April 15, 2005. The price fixing of the issue is scheduled for the evening of April 21, 2005.

On April 4, 2005 *Raiffeisen International* announced the Initial Public Offering of up to 29.8 million ordinary bearer shares with no par value. In addition, there is an option to cover for over-allotments (green-shoe) of 15 per cent (4.47 million shares), which can be exercised by the lead managers of the offering within 30 days of the date of the Underwriting Agreement.

© Raiffeisen International 2005

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Member of RZB Group

December 23, 2005 - 9:05

Press Release

Vienna, April 14, 2005

Raiffeisen International shortens retail offer period

The subscription period for shares in the Initial Public Offering of *Raiffeisen International* will end tomorrow April 15, 2005 instead of the previously announced date of April 21, 2005.

Raiffeisen International's road show with retail customer information events in Austrian provincial capitals ends tonight in Salzburg. The road show kicked off in Vienna on April 4, 2005 and then proceeded to Linz, Graz, Eisenstadt, Pörtschach, Innsbruck and Bregenz. A total of around 9,000 participants, equaling the capacity of the locations, attended the information events.

© Raiffeisen International 2005 top

 ANNEX A. 35

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December 23, 2005 - 9:05


RECEIVED
2006 MAR 28 A 11:23

Press Release

Vienna/New York, 6. April 2005

Raiffeisen International awarded „Best Bank in CEE" by Global Finance

Global Finance awards RZB-subsidiary with the prestigious award for the entire region. Also country awards received for Raiffeisen network banks in Albania, Belarus, Bosnia and Herzegovina, Rumania and Serbia and Montenegro.

Just before floating on the Vienna Stock Exchange, RZB-subsidiary *Raiffeisen International Bank-Holding AG (Raiffeisen International)* has been awarded "Best Bank in Central and Eastern Europe" by renowned *Global Finance* magazine. At the same time five network banks of Raiffeisen International received awards for "Best Bank" in their local markets, as Global Finance reported in a press release. The list of winners of „World's Best Emerging Markets Banks" awards will be published in the May issue of the magazine.

Local awards as "Best Bank" were given to Raiffeisen International network banks in Albania (*Raiffeisen Bank Sh.a.*), Bosnia and Herzegovina (*Raiffeisen Bank d.d.*), Romania (*Raiffeisen Bank S.A.*), Serbia and Montenegro (*Raiffeisenbank a.d.*), as well as Belarus (*Priorbank*). Global finance editors - with input from industry analysts, corporate executives and banking consultants – based the decision on factors like growth in assets, profitability, customer service, competitive pricing, and innovative products.

„Through its network banks RZB offers a matchless tight network of banking and financial services in Central and eastern Europe. In 15 markets we are competent partner to our local and international customers," says Walter Rothensteiner, RZB's CEO and Raiffeisen International's Supervisory Board Chairman, adding that "this award is yet another independent acknowledgement of our expertise".

Herbert Stepic, CEO of Raiffeisen International, refers to the continuing double-digit growth in assets and profits. Over the past five years the average growth per year in assets was more than 40 per cent and 28 per cent in profits. "It is delighting to receive another appreciation from a global source, especially in the process of a flotation" adds Stepic. In the next two weeks Stepic will be traveling across Europe and the U.S. in order to promote the bank to investors and analysts. RZB and Raiffeisen International have received the award for "Best Bank" in the regionfor the third time in four years.

„We have identified the banks that provide service to corporations seeking to take advantage of substantial opportunities for growth in a sometimes challenging environment." said Joseph D. Giarraputo, editor and publisher of Global Finance.
Global Finance has more 250.000 readers in over 160 countries aiming especially at portfolio investors and financial analysts.
* * * * * *
Raiffeisen Zentralbank Österreich AG (RZB), Vienna, is the central institution of the Austrian *Raiffeisen Banking Group*, the country's most powerful banking group. RZB is a leading corporate and investment bank in Austria and also considers CEE as its home market. It operates a network of 15 subsidiary banks with 916 banking outlets in 16 markets of the region via its subsidiary Raiffeisen International Bank-Holding AG.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

December 23, 2005 - 9:05

Press Release

Vienna, 4 April 2005

Raiffeisen International gives the starting signal for the IPO

Up to 29.8 million shares at a price between € 27 and € 33 per share.

Between 4 and probably 21 April, a total of up to 29.8 million ordinary bearer shares with no par value will be offered in an *Initial Public Offering (IPO)* in Austria and abroad. Up to 16.5 million shares are existing shares offered by *Raiffeisen Zentralbank Österreich AG (RZB)* and the *European Bank for Reconstruction and Development (EBRD)*, the *International Finance Corporation (IFC)* and the Austrian *Regional Raiffeisen Banks*. Up to 13.3 million are shares to be issued by Raiffeisen International. The shares will be offered in a public offering in the Republic of Austria, a private placement in the United States of America to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and a private placement outside those states to selected institutional investors. The RI-Share has been admitted for listing on the Official Market (Amtlicher Handel) of the Vienna Stock Exchange and is expected to trade on the Vienna Stock Exchange in the Prime Market segment commencing on or about 25 April, 2005.

The range of the offer price will be between € 27 to € 33 per share, resulting in a total issue-volume between € 804.6 and € 983.4 million. Should the Greenshoe-option be exercised, the issue volume might increase to more than € 1.1 billion.

Important step for further growth

Walter Rothensteiner, General Manager of RZB und President of RI's Supervisory Board, emphasized the importance of that step: "The capital increase and the going public support our long-term objectives: High organic growth rates and keeping our flexibility for selected acquisitions." The partnerships of the EBRD and the IFC have prepared that move and the current market environment is good, the more so as the share represented a "pure CEE-play", he added.

Disclaimer: The information contained herein is not for publication or distribution to United States persons or to publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration thereunder or pursuant to an available exemption therefrom.

© Raiffeisen International 2005

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ANNEX A.37

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December 23, 2005 - 9:04


RECEIVED
2006 MAR 28 A 11:23

Press Release

Vienna, 4 April 2005

Raiffeisen International with record result

Pre-tax profit plus 24 per cent, ROE exceeds 22 per cent, balance-sheet total plus 44 per cent. Almost 2 million new customers.

The group managed by *Raiffeisen International Bank-Holding AG (RI),* a fully consolidated subsidiary of Vienna-based *Raiffeisen Zentralbank Österreich AG (RZB),* presented its official result for the business year 2004 today. The group earned profit before tax of € 342.2 million, which is a record result and an increase of € 65.5 million or 23.7 per cent compared with year-end 2003. Profit after tax amounted to € 271.3 million (€ 227.4 million in 2003). All figures are based on International Financial Reporting Standards (IFRS).

"Raiffeisen International is well-positioned in all important growth markets of Central and Eastern Europe. This result proves that we continue to be on the right track", says Herbert Stepic, CEO of RI and Deputy Chairman of RZB.

Significant expansion of business volumes, balance-sheet total grows by 44 per cent

RI has made use of the dynamic growth environment in Central and Eastern Europe (CEE) and expanded its business significantly. Loans and advances to customers increased by 38.7 per cent to € 16.2 billion, while deposits from customers grew by 50.4 per cent to € 18.2 billion. The Group's balance-sheet total amounted to € 28.9 billion at year-end 2004, an increase of 44.1 per cent. Four fifths thereof relate to organic growth. This development makes RI one of the fastest growing banking groups in the region.

Improvement of operating results

Operating income increased by € 280.5 million or 27.6 per cent to € 1,298.8 million. Net interest income amounted to € 805.8 million or 62 per cent thereof. Net commission income grew by 39.9 per cent to € 298.1 million, while trading profit declined by 8.6 per cent to € 220.9 million.

In spite of high investments, a tight cost management kept the increase of general administrative expenses well below the growth of balance-sheet total: € 823.3 million was spent for staff expenses and other administrative outlay in 2004, which corresponds to an increase of one fourth compared with 2003.

Resulting profit from operating activities grew by 32.2 per cent to € 475.5 million. The cost/income ratio, which expresses general administrative expenses in relation to operating income, improved from 64.7 to 63.4 per cent, reflecting the advance in profit from operating activities.

Equity base significantly improved, very solid core capital ratio

On the reporting date, equity inclusive of consolidated profit and minority interests came to a total of € 2,177 million (2003: € 1,379 million). That translates into a year-on-year increase of 57.9 per cent. Return on equity (ROE) before tax, measuring profit before tax as a percentage of average equity, came to 22.3 per cent, compared with 24.1 per cent in 2003. The reason for the decrease in ROE was the substantial increase in the Group's equity base. ROE after tax declined by 2.1 percentage points to 17.7 per cent.

The Group's core capital ratio came to 10.1 per cent (2003: 9.4 per cent). "Raiffeisen International is very well equipped with a solid capital base", says Martin Grüll, Raiffeisen International's CFO.

Most extensive market coverage in CEE

Via its subsidiary banks, RI is active in 15 Central and Eastern European markets. That is the most extensive coverage among banks operating in the region. In seven markets, the so called Network Banks rank among the local top-three banks. In 2004, the network was again expanded by an acquisition, namely Albanian Banka e Kursimeve, renamed Raiffeisen Bank Sh. a. in October, which significantly boosted the Group's presence in Southeastern Europe. Stepic: "The markets of Southeastern Europe are still in a rather early stage of development, compared with the new EU-member states. There is a huge potential to tap and we want make good use of it." RI's subsidiary banks in Belarus, Russia and the Ukraine are the leading international banks in their respective countries.

Via its sub-group Raiffeisen-Leasing International, RI operates 14 leasing companies in 12 countries of the region, servicing corporate customers and retail customers. Further specialized companies are active in the sectors of asset management and pension funds.

56 per cent more customers, major reinforcement in the sales system

Following the addition of 194 outlets to the network, the Group had 916 business outlets in CEE at year-end 2004. In total, almost 23,000 employees serve approximately 5 million retail customers, 56 per cent more than at year-end 2003. Stepic: "Our strategy to invest early into new markets, products and customer segments, is paying off. We have won 1.8 million customers last year alone, and more than 80 per cent of that growth was organic."

Segment reporting

RI's business activities are portrayed both by customer groups and by geographical segments.

Customer Segments

The Retail Customers segment encompasses all private individuals, the self-employed and small and medium-sized enterprises with annual revenues of less than € 5 million. The segment was profitable for the first time in the year under review and contributed € 42.5 million to the Group's result. 2003 it still showed a loss of € 23.8 million. Pre-tax ROE was 11.4 per cent, cost/income ratio was 83.5 per cent.

The Corporate Customers segment comprises business with large corporates and middle market companies from CEE as well as companies from other countries that are active in the region, including especially multinationals. The segment reached profit before tax of € 229.6 million (2003: € 221 million). Pre-tax ROE was 29.4 per cent, cost/income ratio was 41.8 per cent.

The Treasury segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units. The segment earned profit before tax of € 111.9 million (2003: € 87.4 million). Pre-tax ROE was 33.2 per cent, cost/income ratio was 23.2 per cent.

Participations and Others recorded a loss of € 41.8 million. Besides non-banking activities, this segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company Raiffeisen International Bank-Holding AG.

Geographic Segments

Central Europe encompasses the Czech Republic, Hungary, Poland, Slovakia and Slovenia. The segment recorded a profit before tax of € 162.8 million (2003: € 136.2 million). Pre-tax ROE was 19.1 per cent and cost/income ratio was 65.5 per cent.

Southeastern Europe contains Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Serbia and Montenegro (including Kosovo). The segment recorded a profit before tax of € 100.8 million (2003: € 59.7 million). Pre-tax ROE was 21.7 per cent and cost/income ratio was 67.4 per cent.

Commonwealth of Independent States comprises the members of the Commonwealth of Independent States where RI is active, namely Belarus, Russia and the Ukraine. This segment recorded a profit before tax of € 78.7 million (2003: € 80.9 million). Pre-tax ROE was 36.0 per cent and cost/income ratio was 46.9 per cent. As of January 2005, RI is active in Kazakhstan, when its sub-group Raiffeisen-Leasing International set up a finance leasing company in Almaty. Furthermore, RZB has had a presence in Kazakhstan by way of a non-consolidated stake in Bank TuranAlem since the end of 2001. That stake was increased to 12.8 per cent in 2004 and taken over by RI in December 2004. Bank TuranAlem is Kazakhstan's second-largest bank with a balance-sheet total of € 3.7 billion.

Disclaimer: The information contained herein is not for publication or distribution to United States persons or to publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration thereunder or pursuant to an available exemption therefrom.

© Raiffeisen International 2005

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December 23, 2005 - 9:04

RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Vienna/Sofia/Bucharest 30 March 2005

Capital increase of Raiffeisen International subsidiaries due to the dynamic development in Central and Eastern Europe

Raiffeisenbank (Bulgaria) EAD, Sofia and *Raiffeisen Bank S.A.*, Bucharest, fully consolidated subsidiaries of Raiffeisen International Bank-Holding AG (Raiffeisen International), increase their capital bases for the purpose of supporting further growth. Raiffeissenbank EAD increases the supplementary capital by EUR 10 Million in the form of a debt-capital hybrid instrument while Raiffeisen Bank in Romania raises its share capital from ROL 10,520.43 billion to ROL 11,962.59 billion (EUR 329.5 million) by issuing new shares.

"Central and Eastern Europe (CEE) is and remains one of the fastest developing areas worldwide and its financial sector is growing superproportional. Within this fast pacing environment, the development of Raiffeisen International is clearly above the average – Raiffeisenbank EAD and Raiffeisen Bank S.A. prove this impressively",
explains Herbert Stepic, Chairman of the Managing Board of *Raiffeisen International* and Deputy Chairman of *Raiffeisen Zentralbank Österreich AG (RZB).*

In 2004, the Bulgarian subsidiary significantly improved its market position. The bank has registered a record high assets growth (+ 137%) as profit after tax rose 77 per cent. At the same time, the Romanian subsidiary consolidated its strong position in the Romanian banking market and reached a market share of 9.1 per cent according to total assets which makes it the third largest bank. Meanwhile, the bank shows a healthy and sustainable development, clearly underlining the success in turning around after the purchase of shaky Banca Agricolã in 2001. At year-end 2004 the number of new customers increased by more than 500,000 to approximately 1.6 million.

****

Raiffeisen Bank S.A. is a top universal bank on the Romanian market. It has been established in 2002 through the merger of Banca Agricolã and Raiffeisenbank (Romania). The bank currently holds 850,000 debit and credit cards and disposes of a network of 205 banking outlets, 680 ATMs and more than 4,900 POS. Raiffeisenbank (Bulgaria) E.A.D. Sofia, was established in 1994. In 2004, Raiffeisenbank has continued to expand its branch network by 15 newly opened offices increasing the total number of business outlets to 52. Both banks are subsidiaries of Raiffeisen International, the holding company for RZB's participations in CEE, managing a network of 15 subsidiary banks with more than 920 business outlets in the region. Its network banks rank among the three largest banks in seven CEE markets. *Raiffeisen International* is a fully consolidated subsidiary of Vienna based RZB, a leading corporate and investment bank in Austria and the central institution of the *Raiffeisen Banking Group*, Austria's most powerful banking group.

© Raiffeisen International 2005

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Raiffeisen
INTERNATIONAL
Member of RZB Group

RECEIVED
2 4 2006
213
PROCESSING SECTION

December 23, 2005 - 9:36

Financial calendar

2005

Date	Event
9 November	Start of Quiet Period*
23 November	Third Quarter Report, Conference Call
30 November	Roadshow Prague/ING Emerging European Forum

2006

Date	Event
1 March	Start of Quiet Period*
30 March - New publication date!	Annual Report 2005, Analysts' Conference, Conference Call
27 April	Start of Quiet Period*
11 May	First Quarter Report, Conference Call
7 June	Annual General Meeting, Austria Center Vienna
13 June	Ex-dividend date and dividend payment date
27 July	Start of Quiet Period*
10 August	Semi-Annual Report, Conference Call
26 October	Start of Quiet Period*
9 November	Third Quarter Report, Conference Call

*Quiet Period: Two-week period before the publication of the quarterly financial statements and a four-week period before the publication of the annual report. During this period we do not hold investor or analyst meetings.

Don't want to miss anything? Please take advantage of our E-Mail Service to be informed of the latest dates and news regarding Raiffeisen International.

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Member of RZB Group

December 23, 2005 - 9:04

RECEIVED
2006 MAR 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Preliminary Results 2004

Raiffeisen International with profitable growth

According to preliminary results, *Raiffeisen International Bank-Holding AG (RI)* significantly increased its profit before tax by € 65.5 million or 23.7 per cent to € 342.2 million, achieving its best result up to now. Profit after tax amounted to € 271 million (2003: € 227.4 million). The balance-sheet total grew by 44.1 per cent to € 28.9 billion. About 80 per cent of the increase stemmed from organic growth.

The cost/income ratio improved from 64.7 per cent to 63.4 per cent. The return on equity (before tax) is 22.3 per cent. The tier-1 ratio amounts to 10.1 per cent (2003: 9.4 per cent). The network was expanded through the acquisition of the Albanian Savings Bank, now *Raiffeisen Bank Sh.a.*

Until 2004, *Raiffeisen Zentralbank Österreich AG (RZB)* was RI's sole shareholder. Last year, not only RZB raised the company's capital, also two supranational organizations, the *European Bank for Reconstruction and Development (EBRD)* and the International Finance Corporation (IFC), acquired stakes of 4 per cent each through a capital increase. In addition to that, the Austrian Regional Raiffeisen Banks acquired a total of 6 per cent of RI.

At year end 2004, RI employed a staff of just under 23,000, servicing about 5 million retail customers via 916 business outlets.

All figures in compliance with International Financial Reporting Standards (IFRS).

Preliminary 2004 figures of RI-Group

RI-Group according to IFRS *in € million*	**2004**	**2003**	**Change**
Balance-sheet total	28,907	20,063	44.1 %
Profit before tax	342.2	276.7	23.7 %
Consolidated profit (after minorities)	210.9	178.7	18.0 %
Return on Equity (before tax)	22.3 %	24.1 %	- 1.8 pp
Cost/Income Ratio	63.4 %	64.7 %	- 1.3 pp
Number of Staff on balance-sheet date	22,851	18,386	24.3 %
Business outlets on balance-sheet date	916	722	26.9 %

© Raiffeisen International 2005

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